



**Notice of 2026 Annual
Meeting of Stockholders,
Proxy Statement and
2025 Annual Report**

Western Union Company Highlights



FY25 Financial and Operational Highlights*

 **$4.1B in GAAP Revenue**
$1.52 in GAAP EPS

 **$4B in Adjusted Revenue(1)**
$1.75 in Adjusted EPS(1)

 **$530M Returned to Stockholders in Dividends and Share Buybacks**

 **Consumer Services Revenue up 32%**

 **Key Business Development Transactions**
- Completed acquisition of Eurochange to support growth of our Travel Money business
- Entered into definitive agreement to acquire International Money Express, Inc. ("Intermex"), which is expected to close in Q2 2026

For more information, see Western Union's Form 10-K for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission (SEC)

 Executive Compensation

- Compensation plan designed to support pay-for-performance alignment.

- CD&A includes enhanced transparent disclosure, covering how performance supports long-term growth and shareholder value.

- Compensation program is designed to attract and retain the executive talent needed to complete multi-year transformation of Western Union

- Compensation and Benefits Committee engages an independent compensation consultant to evaluate market pay practices across peer group in developing compensation plan.

- **92%** of the CEO's compensation is performance-based and at-risk; on average, **78%** of the other NEOs' compensation is performance-based and at-risk and is directly tied to the metrics that drive shareholder value creation.

- Changes to 2026 plan reflect shareholder feedback after extensive outreach and engagement.

For more information, see the Compensation Discussion & Analysis section beginning on page 35.

For more information see Corporate Governance section on page 17.

*Information reflected as of, and for the fiscal year ended, December 31, 2025.

 Corporate Governance

- Board leadership includes Executive Director (CEO) and Non-Executive Chair

- Corporate Governance Committee; Audit Committee; Compliance Committee; and Compensation and Benefits Committee composed entirely of independent directors.

- Corporate governance charters reflect strong commitment to integrity, accountability, and the highest ethical standards in earning and maintaining the trust of our customers, partners, communities, and shareholders.

 Stockholder Engagement

In the past year, the Board, senior management, and the investor relations, total rewards, and governance teams have engaged with investors representing approximately **70%** of our outstanding shares.

- Attended five premier investor conferences in 2025.

- In November 2025, the company's senior leadership team hosted an Investor Day in New York City that was attended by dozens of investors and analysts.

(1) See Annex B for a reconciliation of GAAP and Non-GAAP financial measures.

2025 Impact and Opportunities



⚙ Business Performance



Evolving Together & Beyond

In November 2025, Western Union unveiled its Beyond strategy focused on a digital-first approach to expand trusted financial and consumer services that is built on our global brand, deepening financial inclusion for underserved and migrant communities worldwide.

Regional CMT Transaction Growth Trends

● Americas
● ROW ex. Iraq (Rest of the world)



	1Q24	2Q24	3Q24	4Q24	1Q25	2Q25	3Q25	4Q25
ROW ex. Iraq	6%	5%	8%	9%	10%	2%	4%	2%
Americas	5%	5%	2%	-1%	-2%	-6%	-8%	-6%

Adjusted Revenue Growth Trends ($M)*

	1Q24	2Q24	3Q24	4Q24	1Q25	2Q25	3Q25	4Q25
Total	990 (1%)	1,039 0%	1,021 1%	1,034 1%	963 (2%)	1,017 (1%)	1,015 (1%)	1,002 (5%)
CMT Adjusted Revenue*	900 (1%)	943 (1%)	930 0%	940 0%	878 (2%)	875 (6%)	860 (7%)	852 (9%)
CS Adjusted Revenue*	90 8%	95 14%	91 15%	94 23%	85 (3%)	143 41%	155 49%	150 26%

*See Annex B for reconciliation of GAAP and non-GAAP financial measures.

● CMT Adjusted Revenue*   ● CS Adjusted Revenue*

📊 FY 2025 Financial Highlights



$4B	**20%**	**$1.75**	**29%**	**$530M**
in Adjusted Revenue*	Adjusted Operating Margin*	in Adjusted EPS*	Consumer Services adjusted revenue growth*	Returned to Stockholder Through Dividends & Share Repurchases

⬇ Progress Highlights since Evolve 2025

*See Annex B for reconciliation of GAAP and non-GAAP financial measures.

Accounts Payouts have **doubled** since 2022 from ~35M to **~70M**	Completed **$150M** cost redeployment program two years ahead of schedule	Maintained **stable adjusted EPS** despite revenue headwinds	Consumer Services contributes **13%** to the total revenue from 6% in 2022	Completed Final Payment of **$500M** tax obligation

🌐 Connecting Communities



300+ Payout Options	**4.6B** Bank Accounts for Payout	**~130** Currencies
~360K Active Locations	**+200** Countries and Territories	**+100M** Customers



*Refer to Annex B of the 2026 Proxy Statement attached herein for a reconciliation between GAAP and non-GAAP



A Message from
Devin B. McGranahan,
President & Chief Executive Officer

Dear Fellow Stockholders:

Last year was challenging for Western Union marked by market disruption, particularly in the Americas. Despite a nearly 5% revenue decline, we delivered earnings per share within our original guidance, reflecting the strength of our diversified global business model and disciplined execution. We completed payment for our deferred tax obligations while returning $530 million to stockholders through our strong dividend and share repurchases.

Highlights of 2025 include closing our acquisition of Eurochange and the subsequent rapid growth of our Travel Money business; our Consumer Services segment growing 32% in 2025; and our planned acquisition of Intermex, a strong franchise with 6 million retail customers and more than 10,000 independent agents. Intermex's current management team has grown this business at 17% compounded annual growth over the past decade. We believe the market had undervalued this quality asset, presenting us with an attractive opportunity and we look forward to bolstering our own North American retail organization with the Intermex team.

We navigated market disruptions while continuing the disciplined transformation we have been undergoing to reposition our company for long-term profitable growth, which in turn we believe will drive long-term shareholder value creation. This journey over the past three years has enabled us to alter our go-to-market strategy, modernize our legacy platforms and rebuild our competitive strength in a rapidly changing industry. As we embark on the next phase of our evolution, the Beyond strategy, I am writing today to outline where we have come from, where we are now and how our long-term strategy will create value for you, our stockholders.

Building a Strong Foundation

Our core strategic advantages are our brand and our scale. Over time, Western Union had relied on just these key elements as the market evolved and the core business began to decline. Quite simply, the growth and innovation engine was not working hard enough and our long-term prospects as a retail remittance-focused company were diminishing.

With the launch of our Evolve 2025 strategy in October of 2022, we focused on regaining market competitiveness in our core remittance business and on launching new products and services that can drive long term growth. To attract new customers to the brand, we had to be not just well known and trusted, but market priced and easy to do business with. We re-imagined the customer experiences and removed approximately half a billion dollars of above market pricing from the business. As a result, we have grown Digital transactions double digits for eight quarters in a row and regained momentum in retail in many key markets outside of the Americas.

In addition, we have launched more self-service tools for both our customers and our agents, resulting in a reduction of customer and agent support calls by more than 40% since 2022. We also strengthened our operating model and completed our $150 million cost-redeployment program two years ahead of plan. This work was essential: without a solid foundation, it is impossible to grow our share, scale our digital business or expand into new services that our customers desire.

Focusing on Growth Opportunities With a stronger foundation and a more competitive product, we are aggressively seeking out geographies, corridors and market segments from which we can drive sustainable profitable growth.

 **Winning in Underpenetrated Corridors**

Western Union has a unique ability to serve the difficult long tail markets where we have strong market shares and high margins, but in many more commoditized and price competitive markets we lost ground. Today we are focused on increasing our productivity in these large growing and competitive corridors where we have less than our global average market share, such as India, Northern Africa, Guatemala, the Philippines and the Dominican Republic. By improving technology, pricing and service quality, we are focused on growing volume where there is more room for growth.

 **Expanding our Reach**

We are growing the quality of our distribution network by winning new agents, expanding our payout options and enhancing our digital offerings into new countries. In the past year we added new digital outbound apps in the Philippines and Togo (additions to the ~50 we already had), added new wallet offerings in Brazil and the U.S. (additions to five we already had), won key new agents, including Deutsche Post and Canada Post, and are expanding our relationship with UK Post, and increased digital endpoints in our payout network. We believe by focusing on expanding productive distribution via retail and digital channels we will be able to win more frequently in the marketplace and drive an increase in revenue and profitability for our stockholders. We also believe that in a consolidating and commoditizing market, scale will matter and by continuing to expand our network we will improve the competitiveness of our offering.

3 Building New Businesses

Ultimately, we are focused on expanding beyond remittances to provide everyday financial services across the globe. We are adding products that leverage our brand, existing customers, and channel assets and we believe can ultimately be accretive to margins. In 2025, we rapidly expanded our travel money business. We added prepaid cards in Argentina, debit cards and check cashing in the U.S. and announced that we plan to open our payment network to digital asset companies and launch our own stablecoin, the U.S. Dollar Payment Token (USDPT). By entering existing remittance markets that leverage our existing customer base and network advantages we believe we will be able to cost effectively drive growth and profitability in Consumer Services.



$1.5 billion in dividends and share buybacks since 2022



Consumer Services grew 32% in 2025



Intermex has grown at 17% CAGR in last decade



Planned Intermex acquisition will result in ~$3B retail business and $4.5B projected total revenue

Leveraging Capital for Acceleration

Another element of our revised approach is to expand our capital allocation strategy while still maintaining our high bar for discipline and returns. Given that payments' assets are currently out of favor with the market, we see many interesting opportunities at attractive valuations. Over the past couple of years, we have reignited our merger and acquisition engine, completing multiple transactions, and have begun to build a muscle in integrating these deals to maximize value capture. Our acquisition of Eurochange added meaningfully to our Consumer Services business in 2025 and gave scale to our recently launched Travel Money business.

This change in capital deployment strategy marks a meaningful shift from our historical cadence, which over the last decade focused primarily on share repurchases and dividends. When acquisitions do not meet our return threshold, we will return capital to our stockholders as we have done over the last several years. Since 2022, we have returned over $1.5 billion via dividends and share buybacks.

Pulling It All Together

As we outlined at our Investor Day in November 2025, our Beyond strategy is focused on leading the next evolution of accessible financial services to build a stronger future for Western Union and our customers.

▶ Clear Focus for Our Core Business

Retail remittances remains the foundation of Western Union. Upon completion of the planned Intermex acquisition, retail would represent approximately $3 billion of a projected $4.5 billion of total revenue. At the same time, we are clear-eyed about the environment and understand that retail remittance is a mature business – and in select geographies, contracting. For Western Union to grow, we must gain share. Our strategy is focused on growing this market share through new agent wins, improving customer and agent experience, and increasing access to digital tools like our state-of-the-art retail point of sale system and our expanding payout-to-account capabilities.

▶ Competing Head-to-Head with Digital Natives

Digital money movement is central to our future. There are strong tailwinds in digital, and we must grow our share as the market expands. Competing with digital natives requires world-class customer onboarding, competitive fees, seamless end-to-end experiences and reliable real-time payouts. Over the past year, we rolled out our Beyond digital platform, expanded our payout to account capabilities, and increased the number of transactions delivered in real time. These capabilities allow us to compete effectively with purely digital players while leveraging the global reach and trust of our brand.

▶ Going Beyond Remittances

We recognize that remittances alone represent a finite opportunity. Long-term growth requires expanding beyond traditional money transfer into adjacent consumer services. We are already doing this through travel money, bill pay, retail money order, wallets, prepaid cards, and digital asset solutions. These offers deepen engagement, diversify revenue and provide additional products and services to our more than 100 million customers around the world.

▶ Navigating Short-Term Headwinds

While our strategy is sound, we have faced near-term challenges. Geopolitical developments–including national elections and shifts in immigration policies–have created temporary headwinds, particularly affecting both migration patterns and customer behavior. We have responded pragmatically, maintaining focus on execution while taking advantage of opportunities.

Looking Ahead

I want to recognize and thank our 9,000+ employees for their dedication and continued hard work in these challenging times, which is what makes delivering results like this possible. We have made substantial progress over the last three years and now have a foundation upon which to build our Beyond strategy.

Western Union is a 175-year-old company with a renewed sense of purpose. Our strategy is straightforward: grow share in retail, compete and grow in digital, expand beyond remittances and allocate capital in ways that reinforce these priorities. This is how we aim to create long-term value for our stockholders.

On behalf of the management team, thank you for your continued trust and support.

Devin B. McGranahan

Devin B. McGranahan
President and Chief Executive Officer

Evolving Sustainability Within Our Beyond Strategy



At Western Union, we make financial services accessible to people everywhere. We build and offer easy-to-use products and services that bridge digital and physical borders to give customers choice, security, and reliability, no matter where they are. This purpose guides how we expand access to financial opportunity and support more prosperous financial futures for the individuals, families, and communities we serve.

As sustainability expectations and regulatory frameworks evolve, we are aligning our approach with these developments and our long-term enterprise strategy. Sustainability is embedded in our Beyond strategy and in how we manage risk, develop products, and invest for growth, helping us create meaningful value for customers and communities around the world.

As part of strengthening this approach, we are refining how we identify, assess, and integrate sustainability-related risks and opportunities across the enterprise.

Enhancing Our Sustainability Risks and Opportunities Assessment

Western Union has a history of evaluating sustainability-related risks, including climate considerations, through qualitative assessments. These efforts help identify potential exposure to physical risks, such as extreme weather or climate-driven migration that may disrupt customer access; and transition risks, including regulatory changes, evolving stakeholder expectations, and shifts in market dynamics. Prior assessments also highlighted potential opportunities, including enhancing operational resilience and exploring more energy-efficient operating models.

In 2025, we initiated the transition to a financial materiality framework aligned with the International Sustainability Standards Board (ISSB). This work is ongoing and is designed to strengthen our ability to quantify the financial implications of sustainability-related risks and opportunities and to more deeply integrate them into our Enterprise Risk Management (ERM) processes, including our Risk and Control Self-Assessment (RCSA).

Our enhanced approach is anchored in business-focused inquiries such as:

Which sustainability matters may influence our financial performance, resilience, or strategic positioning.



How does our strategy intersect with environmental and social factors that could become financially material.



Where do sustainability-related risks potentially disrupt our operating model, and where might opportunities support long-term value.

As we complete this financial materiality assessment, we expect it may refine or reshape the sustainability topics that guide our strategy going forward. This work positions us to meet evolving regulatory expectations, including double materiality requirements under the EU Corporate Sustainability Reporting Directive (CSRD), and to improve the relevance and utility of our disclosures.

Emerging opportunities, such as strengthened business continuity in disruption-prone markets and cost-efficient or renewable-energy-aligned operating approaches, illustrate where sustainability considerations could support future enterprise value. Final outcomes will inform our priority topics for 2026 and help guide risk management, opportunity capture, and long-term resilience.

Governance and Oversight for Sustainable Performance

Western Union maintains a structured governance model to oversee sustainability and climate-related matters, supporting alignment with enterprise strategy, regulatory expectations, and long-term value creation.

Through coordinated Board and management oversight, Western Union is dedicated to ensuring that sustainability-related risks and opportunities are identified, assessed, and managed consistently across the enterprise, supporting transparency, regulatory alignment, and long-term business resilience.

Board Oversight

Oversight begins at the Board of Directors. Specifically, the Board's Corporate Governance Committee is responsible for reviewing sustainability-related risks and opportunities as part of its broader governance mandate. The Committee reviews key sustainability and climate topics at least twice per year, including updates on regulatory developments, materiality assessments, emissions reporting, and stakeholder expectations.

The Audit Committee also reviews sustainability-related risks within the ERM framework and monitors the integration of climate-related exposures, internal controls, and assurance readiness.

This cadence ensures that sustainability and climate considerations are incorporated into risk management, strategic planning, and long-term oversight.

Executive-Level Management

At the Executive level, the Sustainability Steering Committee brings together senior leaders from Finance, Legal, Enterprise Risk, Human Resources, Investor Relations, and the Sustainability Office. This committee provides strategic direction, ensures cross-functional coordination, and oversees progress on sustainability priorities.

A cross functional Sustainability Working Group, representing Legal, Financial Reporting, Regulatory Compliance, Accounting, Enterprise Risk, and Sustainability, supports implementation by coordinating methodologies, data practices, and disclosure readiness. The Sustainability Office manages day-to-day sustainability activities.



Board Oversight

Corporate Governance Committee   Audit Committee

Management and Implementation

Sustainability Steering Committee — Executive Level

| EVP, Chief Financial Officer | EVP, Chief Legal Officer and Corporate Secretary | EVP, Chief People Officer | VP, Investor Relations and Corporate Development (Chair) | VP, Enterprise Risk Management | VP, Managing Associate General Counsel, Employment, Sustainability and Chief Integrity Officer |

Sustainability Working Group

| Legal | Financial Reporting | Regulatory Compliance | Accounting | Enterprise Risk | Sustainability |

Sustainability Office

Executive Compensation and Sustainability

Sustainability objectives are incorporated into Western Union's annual incentive plan through the individual performance modifier, which evaluates qualitative and quantitative elements of leadership performance, including customer focus, team engagement, and advancing our sustainability strategy. These inputs reinforce accountability for responsible business practices and support alignment with Western Union's broader strategic priorities.

Additional information on compensation design is included in the Compensation Discussion & Analysis (CD&A).

People and Communities at the Center of Our Business

Financial Inclusion and Customer Outcomes

At Western Union, our social impact begins with the people we serve. Our business model enables meaningful economic mobility by helping individuals securely send, receive, and manage money across borders. Remittances are a critical financial resource for millions of households worldwide, supporting education, healthcare, housing, and daily needs. By offering accessible financial services through both our global retail network and digital platforms, we help expand participation in the global economy for individuals who may otherwise face barriers to financial inclusion.

Each interaction represents an opportunity to support upward mobility and improved economic outcomes for our customers. Throughout the year, local teams contribute to initiatives that deepen our understanding of customer needs and strengthen our role in the communities we serve. For example, in California we deployed a mobile unit to expand access to essential financial services for seasonal agricultural workers participating in the H-2A visa program, a core customer segment that plays a vital role in the U.S. to Mexico remittance corridor. Over a six-week period, the unit completed 288 transactions, bringing services directly to remote labor camps where access to money transfer locations is limited.



By meeting customers where they are, our teams helped workers send hard-earned wages home more easily and strengthened our connection to a community that relies on dependable remittance services.

Financial inclusion is central to our role in the global economy. Our services help individuals securely send, receive, and manage money across borders, enabling meaningful economic mobility for millions of households. By combining our global retail footprint with growing digital capabilities, we work to ensure customers have reliable access to affordable, transparent, and convenient financial services, particularly in underserved markets.

We operate across 20,000 corridors, with ~40% available through both digital and retail channels, supporting customer preference and access needs. In 2025, our digital/retail transaction mix reached 45% / 55%, reflecting our continued investment in channels that enhance convenience, cost-effectiveness, and predictability for customers.

Affordability remains a key driver of customer outcomes. Our overall yields were 3.2% in 2025, which is ~20% lower than 3 years ago as we have become more competitive. We believe our pricing is at market levels for over 70% of our transactions. In 65%+ of our top corridors, which represent more than 50% of all transactions, Western Union's pricing met or outperformed widely referenced remittance affordability benchmarks, including the World Bank's target of reducing average global remittance costs to below 3% by 2030, reinforcing the competitiveness of our offer while maintaining service reliability and speed.

Transparency is also essential for building customer trust. In 2025, 100% of digital transactions provided customers with visibility into total fees and FX rates before confirming a transfer. This level of clarity helps customers plan more effectively and reduces the risk of unexpected costs.

These metrics help demonstrate how Western Union supports customer well-being through lower remittance costs, increased transparency, and high-quality service, contributing to improved financial outcomes and stronger customer trust.

Together, these efforts advance financial inclusion, support upward mobility, and enhance economic outcomes for the individuals, families, and communities who rely on Western Union.

Human Rights and Protection of Vulnerable Customers

Western Union serves customers across diverse geographies, including migrants, refugees, and cross-border workers who may face heightened vulnerability. We identify and manage human rights risks across our value chain, including risks related to exploitation, fraud and scams, discrimination, and financial crime exposure.

MANAGING HUMAN RIGHTS RISKS IN HIGHER-RISK CORRIDORS

Because a significant portion of our customers operate within complex or higher-risk environments, we apply robust agent due diligence and ongoing monitoring to help ensure safe, responsible service delivery. Our oversight program includes Anti-Money Laundering and Counter-Terrorist Financing controls, periodic audits, independent reviews, and targeted remediation plans where needed. These measures help maintain compliance, uphold human rights protections, and safeguard the integrity of global money movement.

FRAUD PREVENTION AND CUSTOMER PROTECTION

Our Global Consumer Anti-Fraud Program is designed to proactively combat fraud loss by empowering our customers and clients with knowledge and tools to stop fraud from interrupting their financial pursuits, while also helping to prevent criminals from using our services to carry out fraudulent schemes. We seek to deter various types of consumer fraud such as internet purchase scams, romance scams, and advanced fee scams. Our fraud prevention program is designed to protect our customers, agents, and partners. Our controls include a fraud filtering program; potential fraud victim interviews; consumer fraud hotlines; partnerships with law enforcement and consumer advocacy organizations; consumer awareness and education outreach initiatives as well as extensive agent training programs. In recent years, our Anti-Fraud Program has on average prevented approximately $700M in potential fraud losses annually.

HELPING PARTNERS PREVENT FRAUD

We train our agents and business clients in fraud detection techniques and fraudster tactics and educate them on preventative responses across retail and digital platforms. We maintain a Global Agent Compliance Program manual outlining our agents' anti-fraud responsibilities, and give our agents kits, newsletters, alerts, and an online Agent Resource Center as tools to help combat fraud. We also provide education to our business clients through webinars, newsletter updates, and access to research white papers.

DELIVERING RESULTS

While third-party data shows the rate of fraudulent activity across the financial industry is increasing, fraud levels at Western Union are trending downward. Consumer fraud at Western Union has shown a decline in recent years due to our fraud prevention and defense measures described earlier. Since 2017, transactions reported for consumer fraud globally have decreased by 45%, despite a continued increase in reported consumer fraud on an industry level. We believe our focus on consumer fraud awareness and our compliance investments remain effective in managing consumer fraud related risks.

GRIEVANCE MECHANISMS AND CUSTOMER REPORTING CHANNELS

We provide multiple channels for customers, employees, agents, and third parties to report concerns, including concerns relating to human rights issues, through our Western Union Ethics Helpline. The Helpline is independently managed by a third party and allows for anonymous reporting. The web-based reporting tool is available to individuals in nine languages and the toll-free phone line supports calls in over 150 languages. All concerns are reviewed and triaged under established governance processes. In 2025, the Ethics Helpline did not receive any human rights-related reports.

The Helpline is accessible through the Company's intranet site and on the Company's Investor Relations website. Avenues for reporting concerns are available 24 hours a day. Employees may also raise concerns via the Company's Business Integrity email inbox.

POLICY ALIGNMENT AND GOVERNANCE

Our human rights efforts are reflected in our Code of Conduct and Anti-Money Laundering/Counter-Terrorist Financing policies, which guide our work across the customer lifecycle and agent network. These policies help ensure that our business practices reflect our values, meet regulatory expectations, and protect vulnerable populations who depend on Western Union for safe and reliable financial services.

Through these actions, we aim to uphold human dignity, protect customer well-being, and maintain trust in the communities we serve, especially where vulnerabilities and risks are greatest.

Human Capital and Workforce Development

Our people are essential to delivering on our purpose and to executing on Western Union's strategy in a rapidly evolving financial services landscape. Across our global workforce, colleagues bring a wide range of perspectives, skills, languages, and experiences that reflect the communities and customers we serve. This span of viewpoints enhances our capacity to design solutions that are relevant, culturally aware, and responsive to customer expectations. We are proud of our global footprint and the breadth of representation across geographies.

BUILDING A SKILLED, FUTURE-READY WORKFORCE

Our people strategy focuses on ensuring the skills and capabilities needed to power our digital transformation and long-term success. We strengthen our talent pipeline through a purpose-driven culture, competitive compensation, and targeted development programs that help us attract and retain high-performing employees. In 2025, learning and development (L&D) remained a core part of this strategy. Through our enterprise learning platform, nearly 4,000 employees accessed self-paced professional and leadership development programs. Across our formal offerings, 2,527 employees participated in Master Class sessions, 1,264 in Take the Lead sessions, and 1,515 in L&D Month sessions, each achieving overall satisfaction scores between 8.4 and 8.8 (out of 10). These programs supported measurable capability building, including a +20-point improvement in Knowledge Growth and +10-point improvement in Growth Mindset among participants, with 26% engaging in specialized skill builder modules and 85% completing at least one training pathway.

A GLOBAL TEAM THAT REFLECTS THE COMMUNITIES WE SERVE



9,249 Total Number of Employees

94% Full Time
6% Part Time

121 Countries of Birth

50 Languages Spoken

Employees by Region
- North America: 14%
- Latin America & Caribbean: 35%
- Europe, Middle East & Africa: 31%
- Asia Pacific: 20%

Executive Team Gender Breakdown
- Women: 33%
- Men: 67%

Global Gender Breakdown
- Women: 50.5%
- Men: 45.7%
- Not Disclosed: 3.6%
- Chose Not to Self-Identify: 0.2%

Senior Management Gender Breakdown
(VP and above)
- Women: 35%
- Men: 65%

* Employee figures are based on HR-verified data as of December 31, 2025. Demographics data excludes Payomatic employees, as the acquisition occurred during the reporting period and was not yet integrated. Totals therefore differ from the Form 10-K.

This range of backgrounds strengthens our cultural intelligence and our ability to serve customers in dynamic and cross-border contexts. Our geographic breadth is central to meeting customer needs across markets, ensuring that our teams reflect the communities we serve.

REPRESENTATION ACROSS OUR WORKFORCE

Across our U.S. workforce, employees reflect a broad mix of racial and ethnic backgrounds consistent with our culture of building an inclusive workplace. As of December 31, 2025, 25% of U.S. based executives and 51% of employees in the U.S. workforce identify with racial or ethnic diversity groups. We are committed to a strong talent pipeline that reflects the communities we serve and supports culturally informed decision-making across our business.

Community Impact

Employee-led volunteering initiatives across our 34 global sites help us stay connected to the communities where we operate.

In 2025, Western Union employees contributed

22,775 Volunteer Hours   **1,032** Participating Volunteers

across programs such as tree planting, donation & blood drives, school beautification, and beach cleanups. These efforts strengthen our understanding of the individuals and families who rely on Western Union and support our broader sustainability priorities.



Western Union, through the Western Union Foundation, continued to amplify our social impact in 2025 by supporting education, workforce readiness, and access to employment around the world. In partnership with the Watson Institute, the Western Union Global Fellowship marked its five-year anniversary, receiving 1,500 applications and supporting 29 Global Fellows, who collectively reached 1,815 entrepreneurs and leaders across priority markets. Fellows participated in the 2025 Global Fellowship Summit, which gathered 462 registrants.

The Fellowship also reported $4.4 million in capital raised and reinvested into the communities. Since 2021, the Fellowship has supported more than 200 leaders working with refugees, migrants, and displaced individuals globally, contributing to impact areas such as financial literacy, civic participation, education, mutual funds distribution, and youth development. These efforts complement our commitment to helping people prosper and continue to create pathways to opportunity for emerging leaders worldwide.



Additionally, the Western Union Foundation supported Junior Achievement Worldwide's Business Strengthening Program for Graduates of the Mujeres Emprendedoras program. This program is a hybrid training that equips participants with tools to enable sustainable growth of their business. Focusing exclusively on women aged 18-35 in Latin America, this program helps to foster peer-to-peer learning, reinforce financial management, and provide women with the necessary tools to thrive as a business owner.

SOME OF OUR 2025 FELLOWS:






Jean Paul Laurent,
Founder of Unspoken Smiles (Costa Rica)

"Because of the support and credibility of the Western Union Global Fellowship Program, we launched the Unspoken Smiles Fellowship Class of 2025—our own Fellowship component that empowers local youth through sustainable careers in dentistry bringing together more than 30 dental student Fellows from both current and past cohorts through our Basecamp."

Deborah Deciri Mogho,
Founder of Smart Kids Literacy Foundation (Nigeria)

"One of the most transformative outcomes of the Western Union Global Fellowship Program was learning how to pitch my venture using storytelling. My confidence in applying for opportunities has grown significantly, and I now communicate my work with clarity and conviction. Recently, I signed an agreement with a U.S.-based organization to launch a literacy project in Nigeria that prioritizes women and girls, an opportunity made possible by the knowledge, mentorship, and confidence gained through the Western Union Global Fellowship Program. Thank you, Western Union, for investing in us, this has been a life changing experience for me."

Collectively, these actions contribute to global sustainable development by advancing financial inclusion, supporting economic mobility, and strengthening community resilience, reinforcing Western Union's connection to select United Nations Sustainable Development Goals (SDGs) aligned to our business and social mission.

Climate Action and Environmental Performance

Climate-related risks have the potential to influence Western Union's operational continuity, regulatory obligations, and long-term enterprise resilience. As part of our climate-risk readiness, we evaluate both physical risks, such as severe weather events that may impact facilities or customer access, and transition risks related to evolving regulations, market, and reputational considerations.

Monitoring Emissions Across Our Value Chain

Greenhouse gas (GHG) emissions remain a foundational metric for monitoring our climate performance. Western Union has measured Scope 1 and Scope 2 emissions since 2021 and completed its first full Scope 3 inventory in 2025. To provide stakeholders with a comparable view of our recent performance, we present below a comparison between FY2024 and FY2025 GHG emissions. Variations reflect structural changes to our operational footprint.

Year	Scope 1 (metric tons CO_2e)	Scope 2 (market-based, metric tons CO_2e)
2024	4,702	6,331
2025	3,374	6,424

We are refining several Scope 3 categories most relevant to our operational footprint and business model, including purchased goods and services, capital goods, fuel and energy-related activities, upstream transportation and distribution, waste generated in operations, business travel, employee commuting, upstream leased assets, and investments.

As part of strengthening reliability and preparing for future mandatory external assurance under regulations such as California's Climate Corporate Data Accountability Act (SB 253), Western Union is conducting an internal audit assessment of our FY25 GHG data and underlying processes. This effort will validate methodologies, assess control effectiveness, and support the development of an assurance-ready emissions reporting framework.

Integrating Climate Risks into Operational Resilience

Climate-related considerations are integrated into our enterprise risk processes through the RCSA. Risk owners evaluate relevant climate-related exposures, such as physical risks affecting key markets and transition risks stemming from regulatory or stakeholder shifts, and are responsible for defining mitigation plans, implementation timelines, and associated cost considerations. This supports operational resilience across business continuity, facilities management, and digital infrastructure.



Next Steps in Climate Strategy

To advance our climate management approach and prepare for evolving regulatory and stakeholder expectations, Western Union is focused on two key areas in 2026:

Climate Scenario Analysis:

We are planning to conduct a scenario analysis aligned with IFRS S2 to assess the financial implications of different warming pathways. These insights will inform strategic planning and strengthen alignment with our financial materiality assessment.



Refined GHG Accounting and Emissions-Reduction Planning:

With an improved emissions baseline and enhanced internal controls, including the internal audit assessment on FY2025 GHG data, we plan to define realistic, evidence-based emissions-management objectives. These goals will consider our strategic expansion and potential future M&A activity, which may influence overall emissions. We remain committed to establishing targets and policies that can be integrated across newly acquired entities and adapted to operational growth.

Operational Stewardship and Employee Engagement

Environmental stewardship is reflected across our global offices, where employee-led initiatives promote responsible resource use, energy efficiency, waste reduction, recycling, and environmental volunteering. These efforts strengthen awareness across our teams and reinforce our commitment to responsible operational practices and a sustainable business culture.

Navigating an Evolving Global Sustainability Landscape

New global sustainability regulations are reshaping expectations for transparency, data quality, and financial relevance. As a company that operates across multiple jurisdictions, Western Union recognizes emerging requirements, ranging from climate-related disclosures to broader sustainability reporting standards, that create both complexity and opportunity for our business.

Western Union has historically reported voluntarily on key environmental and social topics. As global standards mature, we are strengthening our reporting practices to align with the evolving regulatory frameworks, while continuing to demonstrate the relevance of our business model to the communities we serve.

Our approach is grounded in compliance, integration, and readiness. We are enhancing data quality, advancing our financial materiality work, and aligning internal processes with emerging global frameworks.



Notice of 2026 Annual Meeting of Stockholders, Proxy Statement and 2025 Annual Report

A Message from
Jeffrey A. Joerres,
Chair of the Board of Directors (Non-Executive)



Dear Fellow Stockholders:

It is clear that 2025 marked a difficult year from a macro perspective and a changing geopolitical landscape slowed some of the progress we were making against our Evolve 2025 strategy. The Board and management team remained committed to navigating these industry shifts, embracing change, and positioning the Company for sustainable long-term success.

Notably, despite this challenging environment and market headwinds, our management team, under Devin McGranahan's leadership, demonstrated resilience and a steadfast focus on delivering for our customers. We have achieved several key milestones over the last three years, including a much-improved revenue profile, a meaningful acceleration of our digital business, and a consumer services business that now approaches 15% of our annual revenues, almost double where it was just a few years ago. These accomplishments are a testament to the dedication and adaptability of the management team and our employees, whose commitment drives our progress. Please see "Business Overview and 2025 Performance Highlights" beginning on page 39.

Our Beyond Strategy

As we move forward, the Board's active role in shaping and overseeing Western Union's strategic direction remains central to our journey. Through regular reviews and open dialogue with management, we strive to ensure our strategy aligns with evolving market trends and stakeholder expectations. At our November 2025 Investor Day, we introduced our Beyond strategy---a blueprint for sustainable growth and competitiveness in the digital era---which is intended to move the Company forward by continuing to advance our digital capabilities, meeting our customers where and how they want to interact with us, investing in and broadening our consumer services offerings, and expanding our payments infrastructure around the globe. This framework underscores our commitment to innovation, and operational excellence, ensuring Western Union is well-positioned to capture new opportunities and deliver long-term value.

Solid Corporate Governance Framework

Our commitment to strong governance is paramount. To support our strategic efforts, effective risk management, focus on superior compliance, and ongoing oversight and evaluation of our management team, as well as thoughtful board composition, remain cornerstones of our governance framework.

- The Board, in close collaboration with its committees and management, identifies, evaluates, and addresses key risks, including financial, operational, regulatory and emerging risks, allowing us to anticipate challenges and act proactively to protect your interests.

- The Board effectively oversees and collaborates with the management team to ensure they have the resources and guidance to deliver on our objectives. Among other things, accountability, ethical leadership, and a culture that fosters innovation and operational rigor are at the heart of our approach.

- We strive for a Board that includes directors with diversity of experiences, viewpoints and perspectives, independence, and a broad range of expertise, all qualities essential for effective oversight of both established and emerging risks. Through rigorous annual evaluations we ensure our directors are equipped to guide the Company's evolving strategy. Notably, we have added five new directors since 2020, including our newest director, Milind Pant, who joined the Board on March 13, 2026.

Commitment to Stockholder Engagement, Responsiveness & Long-Term Value

Additionally, fundamental to these governance principles is meaningful engagement with our stockholders. This year, we expanded our outreach efforts, reaching out to stockholders representing approximately 70% of our outstanding shares, and gained valuable insights into executive compensation and other governance matters. Your feedback has informed updates to our compensation programs, detailed in this Proxy Statement beginning on page 34, and we remain committed to ongoing dialogue.

Every decision we make is guided by our responsibility to foster long-term value for you, our stockholders. We are committed to balancing short-term performance with prudent investment in future opportunities, always focused on sustainable returns and strengthening Western Union's foundation.

Thank you for your ongoing trust and support. We value your engagement and look forward to working together to advance Western Union's success in the years ahead.

Jeffrey A. Joerres
Chair of the Board of Directors (Non-Executive)



THE WESTERN UNION COMPANY
7001 E. Belleview Avenue
Denver, Colorado 80237

March 31, 2026



Dear Stockholder:

You are cordially invited to attend the 2026 Annual Meeting of Stockholders (the "Annual Meeting") of The Western Union Company (the "Company"), to be held at 8:00 a.m., local time, on Thursday, May 14, 2026, at the Company's headquarters located at 7001 E. Belleview Avenue, Denver, Colorado 80237. The registration desk will open at 7:30 a.m.

The attached notice and Proxy Statement contain details of the business to be conducted at the Annual Meeting. In addition, the Company's 2025 Annual Report, which is being made available to you along with the Proxy Statement, contains information about the Company and its performance. Directors and certain officers of the Company will be present at the Annual Meeting.

Your vote is important! Whether or not you plan to attend the Annual Meeting, **please read the Proxy Statement and then vote** at your earliest convenience by telephone, internet, tablet or smartphone, or request a proxy card to complete, sign, date and return by mail. Using the telephone, internet, tablet or smartphone voting systems, or mailing your completed proxy card, will not prevent you from voting in person at the Annual Meeting if you are a stockholder of record and wish to do so.

On behalf of the Board of Directors, I would like to express our appreciation for your continued interest in the Company.

Devin B. McGranahan

Devin B. McGranahan
President, Chief Executive Officer and Director

Your Vote Is Important!

Please promptly vote by telephone, internet, tablet or smartphone, or request a proxy card to complete, sign, date and return by mail so that your shares may be voted in accordance with your wishes and so that the presence of a quorum may be assured. Your prompt action will aid the Company in reducing the expense of proxy solicitation.

Dated March 31, 2026



THE WESTERN UNION COMPANY
7001 E. Belleview Avenue
Denver, Colorado 80237
(866) 405-5012

Notice Of 2026 Annual Meeting Of Stockholders

 **When:**
May 14, 2026
at 8:00 a.m.
Mountain Time

 **Where:**
Company Headquarters
7001 E. Belleview Avenue
Denver, Colorado 80237

 **Record Date:**
March 17, 2026

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider, and you should read the entire Proxy Statement before voting.

		ITEMS OF BUSINESS	BOARD'S RECOMMENDATION	FURTHER INFORMATION
1		Election of Directors named in this Proxy Statement to serve as members of the Company's Board of Directors until the Company's 2027 Annual Meeting of Stockholders	**FOR** each director nominee	Page 16
2		Hold an advisory vote to approve executive compensation	**FOR**	Page 83
3		Ratify the Selection of Ernst & Young LLP as our independent registered public accounting firm for 2026	**FOR**	Page 84
4		Approval of the Company's 2026 Employee Stock Purchase Plan	**FOR**	Page 85
5		Vote on the stockholder proposal described in the accompanying Proxy Statement, if properly presented at the Annual Meeting	**AGAINST**	Page 89
6		Transact any other business as may properly come before the Annual Meeting or any postponement or adjournment of the Annual Meeting		

Attending This Meeting

All stockholders will be required to show valid, government-issued, photo identification or an employee badge issued by the Company. If you own shares as a stockholder of record (a "Registered Holder"), your name will be compared to the list of registered stockholders to verify your share ownership. If you own shares through a broker, agent, or other nominee (a "Beneficial Holder"), you will need to bring evidence of your share ownership, such as your most recent brokerage account statement or a legal proxy from your broker, agent or other nominee. If you do not have valid picture identification and proof that you own Company shares, you will not be admitted to the Annual Meeting. All packages and bags are subject to inspection. Please note that the registration desk will open at 7:30 a.m. Please arrive in advance of the start of the Annual Meeting to allow time for identity verification.

Who Can Attend And Vote

Our stockholders of record on March 17, 2026 are entitled to notice of, and to vote at, the Annual Meeting and at any adjournment or postponement that may take place. A list of stockholders entitled to vote at the Annual Meeting will be available for examination during normal business hours by any stockholder for ten days prior to the Annual Meeting at our principal executive offices located at 7001 E. Belleview Avenue, Denver, Colorado 80237.

Your Vote Is Important!

 **Telephone**
Beneficial Holders call toll free at 1-800-454-8683

Registered Holders call toll free at 1-866-883-3382

 **Internet**
Beneficial Holders visit www.proxyvote.com

Registered Holders visit www.proxypush.com/WU

 **By Mail**
Request a paper proxy card to complete, sign, date and return

 **By Tablet or Smartphone**
Beneficial Holders vote your shares online with your tablet or smartphone by scanning the QR code above.

Registered Holders vote your shares online with your tablet or smartphone by scanning the QR code on your Proxy Card.

 **In Person**
Attend the Annual Meeting

Important Notice Regarding The Availability Of Proxy Materials

The Company's Proxy Statement and Annual Report to Stockholders are available at www.proxyvote.com or www.proxydocs.com/brokers/WU for Beneficial Holders and www.proxydocs.com/WU for Registered Holders. To access such proxy materials, you will need the control/identification numbers provided to you in your Notice of Internet Availability of Proxy Materials or your Proxy Card.

We appreciate your prompt vote. After reading the Proxy Statement, please vote at your earliest convenience, by telephone, internet, tablet or smartphone, or request a proxy card to complete, sign, date and return by mail. If you decide to attend the Annual Meeting and would prefer to vote in person by ballot, your proxy will be revoked automatically and only your vote at the Annual Meeting will be counted.

Please note that all votes cast via telephone, internet, tablet or smartphone must be cast prior to 11:59 p.m., Eastern Time on Wednesday, May 13, 2026. For shares held in The Western Union Company Incentive Savings Plan, direction regarding how to vote such shares must be received by mail on or before Monday, May 11, 2026, or by telephone, internet, tablet or smartphone by 11:59 p.m., Eastern Time, on May 11, 2026. By Order of the Board of Directors.

Benjamin C. Adams
Chief Legal Officer and Corporate Secretary
March 31, 2026

Table Of Contents

This Page Intentionally Left Blank

Proxy Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider, and you should read the entire Proxy Statement before voting.

2026 Annual Meeting Of Stockholders Of The Western Union Company (The "Company," "Western Union," "We," "Our," Or "Us")

 **When:**
May 14, 2026
at 8:00 a.m.
Mountain Time

 **Where:**
Company Headquarters
7001 E. Belleview Avenue
Denver, Colorado 80237

 **Record Date:**
March 17, 2026

Meeting Agenda And Voting Matters

	MANAGEMENT PROPOSALS	BOARD VOTE RECOMMENDATION	PAGE REFERENCE (FOR MORE DETAIL)
1	Election of Directors named in this Proxy Statement to serve as members of the Company's Board of Directors until the Company's 2027 Annual Meeting of Stockholders	**FOR** each director nominee	Page 16
2	Advisory Vote to Approve Executive Compensation	**FOR**	Page 83
3	Ratify the Selection of Ernst & Young LLP as our independent registered public accounting firm for 2026	**FOR**	Page 84
4	Approval of the Company's 2026 Employee Stock Purchase Plan	**FOR**	Page 85
5	Stockholder proposal regarding stockholder right to act by written consent	**AGAINST**	Page 89

Information About Our Director Nominees (Page 2)


**92% Independent
11 Members**


CEO Experience


Regulated Industry/ Government Experience


Global Operations Experience


Diversity
4 Female
1 Hispanic/Latino
2 Asian*
1 LGBTQ+
1 American Indian**

* Asian Female and Asian Male
** American Indian Female
This chart reflects the composition, skills, qualifications, and characteristics of our Board of Directors nominated for election at the 2026 Annual Meeting.

Our Director Nominees



Julie M. Cameron-Doe
Director Since 2023 • Age 56

Committee(s)
• Audit Committee
• Compliance Committee

Independent



Michael A. Miles, Jr.
Director Since 2006 • Age 64

Committee(s)
• Compensation and Benefits Committee Chair
• Corporate Governance Committee

Independent



Martin I. Cole
Director Since 2015 • Age 69

Committee(s)
• Compensation and Benefits Committee
• Corporate Governance Committee

Independent



Timothy P. Murphy
Director Since 2020 • Age 64

Committee(s)
• Audit Committee
• Compliance Committee Chair

Independent



Suzette M. Deering
Director Since 2023 • Age 56

Committee(s)
• Compensation and Benefits Committee
• Corporate Governance Committee

Independent



Milind Pant
Director Since 2026 • Age 55

Committee(s)
• Audit Committee
• Compliance Committee

Independent



Betsy D. Holden
Director Since 2006 • Age 70

Committee(s)
• Compensation and Benefits Committee
• Corporate Governance Committee Chair

Independent



Jan Siegmund
Director Since 2019 • Age 61

Committee(s)
• Audit Committee Chair
• Compliance Committee

Independent



Jeffrey A. Joerres
Director Since 2015 • Age 66

▶ **Chair of the Board**

Committee(s)
• None

Independent



Angela A. Sun
Director Since 2018 • Age 51

Committee(s)
• Audit Committee
• Compensation and Benefits Committee

Independent



Devin B. McGranahan
Director Since 2021 • Age 57

▶ **President and Chief Executive Officer**

Committee(s)
• None



Solomon D. Trujillo
Director Since 2012 • Age 74

Committee(s)
• Audit Committee
• Compliance Committee

Independent

Governance Highlights (Page 17)

✓	**Annual Election of Directors**
✓	**Proxy Access**
✓	**Majority Vote Standard in Uncontested Elections**
✓	**Stockholder Right to Call Special Meetings at 10% Ownership Threshold**
✓	**No Stockholder Rights Plan ("Poison Pill")**
✓	**No Supermajority Voting Provisions in the Company's Organizational Documents**
✓	**Independent Board, Except for our Chief Executive Officer ("CEO")**
✓	**Independent Non-Executive Chair**
✓	**Independent Board Committees**
✓	**Confidential Stockholder Voting**
✓	**Board Committee Authority to Retain Independent Advisors**
✓	**Robust Codes of Conduct**
✓	**Board Committee Oversight of Sustainability Matters**
✓	**Robust Stock Ownership Guidelines for Senior Executives and Directors**
✓	**Prohibition Against Pledging and Hedging of Company Stock by Senior Executives and Directors**
✓	**Regular Stockholder Engagement**

Core Components Of 2025 Executive Compensation

Base Salary – Fixed compensation component payable in cash

Annual Incentive Awards – Variable compensation component payable in cash based on performance against annually established performance objectives

Performance-Based Restricted Stock Units ("PSUs") – PSUs cliff vest after three years based on the Company's achievement of financial performance objectives, with a payout modifier based on the Company's relative total stockholder return ("TSR") versus the Standard & Poor's MidCap 400 Index ("S&P MidCap 400 Index")

Restricted Stock Units ("RSUs") – RSUs vest in one-third annual increments based on continued service during the vesting period

Stock Options – Non-qualified stock options granted with an exercise price equal to fair market value on the date of grant that expire ten years after grant and become exercisable in 25% annual increments over a four-year vesting period

Key Features Of Our Executive Compensation Program

What We <u>Do</u>

 **Pay-for-performance and at-risk compensation.**
A significant portion of our targeted annual compensation is performance-based and/or subject to forfeiture ("at-risk"), with emphasis on variable pay to reward short- and long-term performance measured against pre-established objectives informed by our Company's strategy.

 **Align compensation with stockholder interests.**
Performance measures for incentive compensation are linked to the overall performance of the Company and are designed to be aligned with the creation of long-term stockholder value.

 **Emphasis on future pay opportunity vs. current pay.**
Our long-term incentive awards are equity-based, use multi-year vesting provisions to encourage retention, and are designed to align our NEOs' interests with long-term stockholder interests. For 2025, the annual long-term equity awards comprised approximately 77% of the total target annual compensation for our CEO and, on average, approximately 57% of the total target annual compensation for our other NEOs.

 **Mix of performance metrics.**
The Company utilizes a mix of performance metrics that emphasize both absolute performance goals, which provide the primary links between incentive compensation and the Company's strategic operating plan and financial results, and a relative payout modifier, which measures the Company's relative Total Shareholder Return ("TSR") versus the S&P MidCap 400 Index.

 **Stockholder engagement.**
The Compensation Committee Chair and members of management regularly engage with stockholders to better understand their perspectives on the Company's executive compensation program, the Say-on-Pay vote, and our related disclosures.

 **"Clawback" policies.**
Pursuant to the Company's Dodd-Frank Clawback and Forfeiture Policy (the "Dodd-Frank Policy"), the Company is required to recoup certain incentive compensation from covered officers in the event of a financial restatement. In addition, the Company maintains a separate Misconduct Clawback and Forfeiture Policy (the "Misconduct Policy") which provides that the Company may, in its sole discretion, recoup certain incentive compensation, including time-based equity awards, from covered officers in the event the covered officer engages in compliance misconduct or detrimental conduct.

 **Robust stock ownership guidelines.**
We require our executive officers to own a meaningful amount of Company stock to align them with long-term stockholder interests (6x base salary in the case of our CEO and 3x base salary for our other NEOs).

 **Include leadership and compliance metrics in compensation program.**

Multi-year vesting and/or performance periods for long-term incentive awards.

Independent compensation consultant retained by the Compensation Committee.

"Double trigger" severance benefits in the event of a change-in-control.

Maximum payout caps for annual cash incentive compensation and PSUs.

What We Don’t Do



No repricing or buyout of underwater stock options without stockholder approval.

No change-in-control tax gross ups.

Prohibition against pledging and hedging of Company securities by senior executives and directors. Please see “Summary of Corporate Governance Practices” for additional details.

No dividends or dividend equivalents are paid on unvested or unearned PSUs or RSUs.

No service-based defined benefit pension plan.

Named Executive Officers Compensation

A key principle of the executive compensation program is ensuring that senior leaders are aligned around common performance goals. On balance, 78%-92% of total target compensation is performance-based and at-risk, comprised of 57%-77% long-term incentives, 15%-21% in annual incentives, and 8%-22% in base salary.





92% at-risk
(performance based)
8% Salary
15% Annual Incentive
2025 CEO
Target Compensation Structure
77% Long-term Incentive
(equity based)

78% at-risk
(performance based)
22% Salary
2025 Other NEOs
Target Compensation Structure
21% Annual Incentive
57% Long-term Incentive
(equity based)

Equity Mix

CEO Equity Mix: 60% PSU + 20% RSU + 20% Stock Options

Other NEOs Default Mix: 60% PSU + 40% RSU

This Page Intentionally Left Blank

Proxy Statement

The Board of Directors (the "Board of Directors" or the "Board") of The Western Union Company ("Western Union" or the "Company") is, on the Company's behalf, soliciting your proxy to vote at the 2026 Annual Meeting of Stockholders (the "Annual Meeting") to be held on May 14, 2026 at 8:00 a.m., local time, and any adjournment or postponement of the Annual Meeting. The Annual Meeting will be held at the Company's Headquarters, 7001 E. Belleview Avenue, Denver, Colorado 80237.

In accordance with U.S. Securities and Exchange Commission (the "SEC") rules and regulations, instead of mailing a printed copy of our proxy materials to each stockholder of record or beneficial owner, we are furnishing our proxy materials, which include this Proxy Statement and the accompanying Proxy Card, Notice of Meeting, and Annual Report to Stockholders, to our stockholders over the internet unless otherwise instructed by the stockholder. If you received a Notice of Internet Availability of Proxy Materials by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the Notice of Internet Availability of Proxy Materials.

The Notice of Internet Availability of Proxy Materials was first mailed on March 31, 2026 to all stockholders of record as of March 17, 2026 (the "Record Date"). The only voting securities of the Company are shares of the Company's common stock, $0.01 par value per share (the "Common Stock"), of which there were 313,417,288 shares outstanding as of the Record Date.

The Company's Annual Report to Stockholders, which contains consolidated financial statements for the year ended December 31, 2025 (the "2025 Annual Report"), accompanies this Proxy Statement. You also may obtain a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2025 that was filed with the SEC, without charge, by writing to Investor Relations, The Western Union Company, 7001 E. Belleview Avenue, WU-HQ-11, Denver, Colorado 80237, or by calling (866) 405-5012. Requests may also be directed to westernunion.ir@westernunion.com. If you would like to receive a copy of any exhibits listed in the Company's Annual Report on Form 10-K for the year ended December 31, 2025, please call (866) 405-5012 or submit a request in writing to Investor Relations at the above address, and the Company will provide you with the exhibits upon the payment of a nominal fee (which fee will be limited to the expenses we incur in providing you with the requested exhibits). The Company's Annual Report on Form 10-K for the year ended December 31, 2025 and these exhibits are also available in the "Investor Relations" section of www.westernunion.com. This Proxy Statement and the 2025 Annual Report are also available on the SEC's website at sec.gov.

Information on the Company's website is not incorporated by reference into, and does not form part of, this Proxy Statement.

Board Of Directors Information

In accordance with applicable Delaware law, the business of the Company is managed under the direction of its Board of Directors. Pursuant to the Company's Charter, the Board of Directors is to consist of not less than one nor more than 15 directors. All directors' terms will expire at the Annual Meeting. At the Annual Meeting, director nominees will stand for election for one-year terms, expiring at the 2027 Annual Meeting of Stockholders.

The Board currently consists of twelve directors. The Board selects director nominees on the basis of experience, integrity, skills, diversity of background, ability to make independent analytical inquiries, understanding of the Company's business environment, and willingness to devote adequate time to Board duties, all in the context of an assessment of the perceived needs of the Board at a given point in time. In addition to the individual attributes of each of the directors described below, the Company highly values the collective business experience and qualifications of the directors. We believe that the diversity of experiences, viewpoints, and perspectives of our directors result in a Board with the commitment and energy to advance the interests of our stockholders.

During 2025, the Board of Directors met eight times (not including committee meetings). Each of the directors attended at least 75% of the aggregate number of meetings of the Board and Board committees on which they served during 2025. More information regarding our director nominees is provided below.





- CFO Experience
- Financial Literacy
- Eligible for Audit Committee Financial Expert
- Regulated Industry/ Government
- Global Operational Experience
- Digital Technology

Julie M. Cameron-Doe

Former Chief Financial Officer of Wynn Resorts, Limited

Age 56

Director Since 2023

Notable Expertise Provided to the Board

▶ Expertise and knowledge as a financial leader in publicly and privately held international businesses gained through service as a chief financial officer of a large, U.S.-based luxury hotel and casino operator and an international developer and manufacturer of consumer gaming products.

▶ Experience leading company expansion through mergers and acquisitions which provides informed perspective to the Board on potential inorganic growth opportunities.

Principal Occupation, Business Experience, and Directorships

Ms. Cameron-Doe served as Chief Financial Officer of Wynn Resorts, Limited, a luxury hotel and casino operator, from 2022 to 2026. Previously, she served as Chief Financial Officer of Aristocrat Leisure Limited, a leading gaming manufacturer, from 2018 to 2022 and was Group General Manager-Finance at Aristocrat Leisure Limited from 2013 to 2018. Prior to that, Ms. Cameron-Doe held various financial leadership roles at entertainment and e-commerce companies in the United Kingdom and Australia. Ms. Cameron-Doe currently serves on the Board of Directors for Wynn Macau, Limited, a public company listed on the Hong Kong Stock Exchange and an indirect majority owned subsidiary of Wynn Resorts, Limited.

Other Public Directorships: Wynn Macau, Limited

Committee(s): Audit Committee, Compliance Committee



- CEO Experience
- Regulated Industry/ Government
- Financial Literacy
- Emerging Markets
- Global Operational Experience
- Digital Technology

Martin I. Cole

Former Chair of the Board and Interim Chief Executive Officer of Cloudera, Inc.

Former Chief Executive of the Accenture Technology Group

Age 69

Director Since 2015

Notable Expertise Provided to the Board

▶ Deep knowledge and expertise in product, innovation, and technology from his roles as a former chief executive officer and chair of the board of directors of an enterprise data cloud company and as a former executive officer of a multinational management consulting, technology services, and outsourcing company.

▶ Experience with large multinational manufacturer operations, which provides invaluable insights to the Company for navigating challenges related to operational execution and efficiency.

Principal Occupation, Business Experience, and Directorships

Mr. Cole served as the Chair of the Board of Directors and Interim Chief Executive Officer of Cloudera, Inc., an enterprise data cloud company from 2019 to 2020, and served as a director of Cloudera, Inc. from 2014 to 2020. Prior to that, Mr. Cole served as Chief Executive of the Technology Group at Accenture plc ("Accenture"), a professional services company, from 2012 until his retirement from Accenture in 2014. During his career at Accenture, Mr. Cole also served as the Chief Executive of the Communications, Media & Technology Operating Group from 2006 to 2012, Chief Executive of the Government Operating Group from 2004 to 2006, Managing Partner of the Outsourcing and Infrastructure Delivery Group from 2002 to 2004 and Partner in the Outsourcing and Government Practices Group from 1989 to 2002. Mr. Cole joined Accenture in 1980. Mr. Cole has served as a director of Western Digital Corporation since 2014 and was appointed its board chair in 2025. He has served as chairman, non-executive, non-independent director of Sagility India Limited since 2022. He formerly served as director (from 2014-2020), lead independent director (from 2016-2020), and chairman (from 2019 to 2020) of Cloudera, Inc.

Other Public Directorships: Western Digital Corporation and Sagility India Limited

Committee(s): Compensation and Benefits Committee, Corporate Governance Committee



· CEO Experience

· Financial Literacy

· Global Operational Experience

· Digital Technology

Suzette M. Deering

Chief Executive Officer of Publicis Sports & Entertainment

Founder of The Grit Advisory

Former Chief Marketing Officer of the Ford Motor Company

Age 56

Director Since 2023

Notable Expertise Provided to the Board

▶ Experience as a former chief marketing officer of large, U.S.-based global companies that manufacture and deliver consumer products around the world and provide global e-commerce services. She also brings to the Board experience as a former chief executive officer of a marketing agency.

▶ Expertise in brand building, digital innovation, and global marketing will help guide the Company's transformation and focus on customer prioritization and engagement.

Principal Occupation, Business Experience, and Directorships

Ms. Deering has served as the chief executive officer of Publicis Sports & Entertainment since October 2025, and is the founder of The Grit Advisory, a marketing advisory company she formed in May 2023. She previously served as an advisor for McKinsey & Company from 2023 to 2025. Prior to that, she served as Global Chief Marketing Officer of Ford Motor Company, an automobile manufacturing and selling company, from 2021 through 2022. Previously, she served as Vice President and Global Chief Marketing Officer of eBay, a global e-commerce company during 2020 and was Chief Marketing Officer of eBay's North America business from 2015 to 2020. Ms. Deering was Chief Executive Officer of Moxie, a marketing agency, from 2012 to 2015 and held various leadership roles at Home Depot and Verizon Communications from 1998 to 2011.

Other Public Directorships: None

Committee(s): Compensation and Benefits Committee, Corporate Governance Committee



- CEO Experience
- Regulated Industry/ Government
- Financial Literacy
- Emerging Markets
- Global Operational Experience

Betsy D. Holden

Former Senior Advisor to McKinsey & Company
and Former Co-CEO of Kraft Foods Inc.

Age 70
Director Since 2006

Notable Expertise Provided to the Board

▶ Experience as a former chief executive officer of a large global public company and as a board member and former consultant to multiple, large international companies. She brings extensive corporate governance experience across multiple industries.

▶ Expertise in marketing and product management, including successful implementation of growth strategies and innovative marketing plans to win in competitive industries; and navigating challenges operating in a highly regulated industry. These expertise help guide the Company's regulatory compliance and growth strategy.

Principal Occupation, Business Experience, and Directorships

Ms. Holden served as Senior Advisor to McKinsey & Company, a global management consulting company, from 2007 to 2020, leading strategy, marketing and board effectiveness initiatives for consumer goods, healthcare, and financial services clients. Prior to that, Ms. Holden spent 25 years in marketing and line positions in consumer goods. Ms. Holden served as President, Global Marketing and Category Development of Kraft Foods Inc. from 2004 to 2005, Co-Chief Executive Officer of Kraft Foods Inc. from 2001 to 2003, and President and Chief Executive Officer of Kraft Foods North America from 2000 to 2003. Ms. Holden began her career at General Foods in 1982. Ms. Holden currently serves as a Director of Dentsply Sirona, NNN Reit, Inc., and Kenvue Inc. Ms. Holden also serves on the Food Chain Advisory Board and several private portfolio company boards for Paine Schwartz Partners, a private equity firm focused on sustainable agriculture and food products. She has served on ten public boards over the last 25 years, including Diageo Plc (from 2009 to 2018), Time, Inc. (from 2014 to 2018), and Catamaran Corporation (from 2012 to 2015). Ms. Holden serves on the Global Advisory Board at Northwestern University's Kellogg School of Management (2000-present) and previously served on Duke University's Board of Trustees (2011-2023) and the Executive Committee (2015-2023).

Other Public Directorships: Dentsply Sirona Inc., Kenvue Inc., and NNN REIT, Inc.

Committee(s): Compensation and Benefits Committee, Corporate Governance Committee Chair



- CEO Experience
- Financial Literacy
- Global Operational Experience
- Regulated Industry/ Government
- Emerging Markets

Jeffrey A. Joerres

Non-Executive Chair of the Board of Directors

Age 66

Director Since 2015

Notable Expertise Provided to the Board

▶ Experience as the former chief executive officer and executive chair of a large, U.S.-based global company that delivers workforce solutions around the world and as a board member of global industrial and energy companies and an investment firm.

▶ Expansive leadership experience and expertise in the management of internal and external relationships, including with vendors, strategic partners, suppliers, board members and management teams, provide important perspectives on managing challenges facing the business and exercising appropriate oversight of the Company's strategy.

Principal Occupation, Business Experience, and Directorships

Mr. Joerres served as the Executive Chair of ManpowerGroup Inc. ("ManpowerGroup"), a provider of workforce solutions, from 2014 to 2015. From 1999 to 2014, Mr. Joerres served as Chief Executive Officer of ManpowerGroup and from 2001 to 2014, he served as its Chair of the Board. Mr. Joerres joined ManpowerGroup in 1993, and also served as Vice President of Marketing and Senior Vice President of European Operations and Marketing and Major Account Development. Mr. Joerres served as a director of Artisan Funds, Inc. from 2001 to 2011 and of Johnson Controls International plc from 2016 to 2017. Mr. Joerres currently serves as a director of Artisan Partners Asset Management Inc. and Conoco Phillips.

Other Public Directorships: Artisan Partners Asset Management Inc. and ConocoPhillips

Committee(s): None



Devin B. McGranahan

President and Chief Executive Officer

Age 57

Director Since 2021

- CEO Experience
- Regulated Industry/ Government
- Financial Literacy
- Global Operational Experience
- Emerging Markets
- Digital Technology

Notable Expertise Provided to the Board

▶ Experience as the only Director who is also an executive of the Company. Provides effective leadership and insight as the Company's leader, and from his prior financial services and operations insight gained through his experience with a global payments and financial services technology firm and a global management consulting firm.

▶ Deep expertise and understanding of customers and industry dynamics to support Board oversight of long-term strategy and the Company's multi-year digital transformation as the Company navigates the complexities and risks of an international business.

Principal Occupation, Business Experience, and Directorships

Mr. McGranahan has served as the Company's President and CEO since December 2021. Prior to joining Western Union, Mr. McGranahan was with Fiserv, Inc., a global provider of payments and financial services technology solutions, where he served as Executive Vice President, Senior Group President, Global Business Solutions, from 2018 to 2021 and Group President, Billing and Payments Group, from 2016 to 2018. Before joining Fiserv, Mr. McGranahan served as a senior partner at McKinsey & Company, a global management consulting firm. While there, he held a variety of senior management roles, including leader of the global insurance practice from 2013 to 2016 and as a co-chair of the global senior partner election committee from 2013 to 2015. In addition, Mr. McGranahan served as co-leader of the North America financial services practice from 2009 to 2016. He joined McKinsey & Company in 1992.

Other Public Directorships: None

Committee(s): None



• CEO Experience

• Financial Literacy

• Global Operational Experience

• Regulated Industry/ Government

Michael A. Miles, Jr.

Chairman of the Board and Former Interim Chief Executive Officer of Portillo's Inc.

Advisory Director, Berkshire Partners

Former President and Chief Operating Officer, Staples, Inc.

Age 64

Director Since 2006

Notable Expertise Provided to the Board

▶ Effective leadership and senior management experience as a former executive of an international consumer goods retailer with large acquisitions outside of the United States and franchise distribution networks, which are similar to the Company's agent network.

▶ Expertise in global operations as well as human capital management, compensation, corporate governance and public company boards.

Principal Occupation, Business Experience, and Directorships

Mr. Miles has served as an Advisory Director for Berkshire Partners, a private equity firm since 2013. He has served as the Chairman of the Board of Portillo's Inc. (PTLO), the Chicago based restaurant chain, since 2014 and was appointed interim Chief Executive Officer from September 2025 until February 2026.

Previously, Mr. Miles was President and Chief Operating Officer of Staples, Inc., the office products provider, from 2006 until 2013, and Chief Operating Officer from 2003 to 2006. Prior to that, he was Chief Operating Officer, Pizza Hut for Yum! Brands, Inc. from 2000 to 2003. From 1996 to 1999, he served as Senior Vice President of Concept Development & Franchise at Pizza Hut.

Other Public Directorships: Portillo's Inc.

Committee(s): Compensation and Benefits Committee Chair, Corporate Governance Committee





- CEO Experience
- CFO Experience
- Financial Literacy
- Regulated Industry/ Government
- Digital Technology

Timothy P. Murphy

Former President and Chief Executive Officer of Consortium Networks

Age 64

Director Since 2020

Notable Expertise Provided to the Board

▶ Substantial experience in global law enforcement, cybersecurity, intelligence, counter-terrorism, and business and operational experience gained through his time as chief financial officer and chief operating officer at the FBI and as president and chief executive officer of a cybersecurity and networking company.

▶ Deep knowledge and expertise in intelligence collection and analysis, network analysis, and insider threat, global enterprise risk management, public company accounting, disclosure and financial system management.

Principal Occupation, Business Experience, and Directorships

Mr. Murphy served as President and Chief Executive Officer of Consortium Networks, a cybersecurity and networking company, from 2019 through 2023. Previously, he served as President of Thomson Reuters Special Services, a wholly-owned subsidiary of Thomson Reuters ("TRSS"), from 2015 to 2019. TRSS provides management consulting services to help customers with intelligence collection and analysis, network analysis, insider threat, and global risk management solutions. Mr. Murphy currently serves as Chair of the Board of Directors for TRSS and served on the Board of Directors of Genius Group Limited from 2022 to 2023. From 1988 to 2011, Mr. Murphy served in the United States Federal Bureau of Investigation (the "FBI"), where he held various positions of increasing responsibility until retiring from the FBI in 2011 as Deputy Director.

Other Public Directorships: None

Committee(s): Compliance Committee Chair, Audit Committee



Milind Pant

Former Chief Executive Officer of Amway, Inc.
Executive Fellow with the Kellogg School of Management and the
WSJ Leadership Institute

Age 55
Director Since 2026

- CEO Experience
- Global Operational Experience
- Financial Literacy
- Regulated Industry/ Government
- Emerging Markets
- Digital Technology

Notable Expertise Provided to the Board

▶ Expertise managing large-scale, complex, multinational corporations, including regulatory compliance, gained from his former role as a chief executive officer of large, U.S.- based global companies, where he led transformational growth and strategic transitions in sectors such as consumer services, including restaurants, packaged goods, and health.

▶ Extensive experience in digital transformation and global consumer markets will be invaluable as Western Union continues to advance our strategic priorities and enhance value for our stockholders, customers and partners.

Principal Occupation, Business Experience, and Directorships

Mr. Pant previously served as the first non-family member Chief Executive Officer of Amway, the world's largest direct selling company, from 2019 until 2024. From 2015 to 2018, he served as President of Pizza Hut International within Yum! Brands, Inc.'s Global Pizza Hut Division, where he oversaw international strategies and resources and provided leadership for global business management units. He also held the positions of President and Chief Operating Officer for the China Division, where he led all Yum! China brands, including KFC, Pizza Hut Dine In, Pizza Hut Delivery, East Dawning, and Little Sheep. Prior to joining Yum! Brands, he spent fifteen years at Unilever in various executive roles, including as Vice President of Foods (Savory) for Africa, the Middle East, and Turkey. Mr. Pant holds a Master of International Business from the Indian Institute of Foreign Trade and a Master of Management Studies from the Birla Institute of Technology and Science in India.

Other Public Directorships: None

Committee(s): Audit Committee, Compliance Committee





- CFO Experience

- Financial Literacy

- Eligible for Audit Committee Financial Expert

- Global Operational Experience

- Digital Technology

Jan Siegmund

Age 61

Former Chief Financial Officer of Cognizant Technology Solutions Corporation   Director Since 2019

Notable Expertise Provided to the Board

▶ Experience as a former chief financial officer of a professional services provider and former chief financial officer and chief strategy officer of a global provider of cloud-based human capital management solutions.

▶ Expertise in innovation, technology, human capital management, enterprise risk management, public company accounting, disclosure and financial system management.

Principal Occupation, Business Experience, and Directorships

Mr. Siegmund served as Chief Financial Officer of Cognizant Technology Solutions Corporation, a professional services company, from 2020 through 2023. Prior to that, Mr. Siegmund served as Corporate Vice President and Chief Financial Officer of Automatic Data Processing, Inc. ("ADP"), a global provider of cloud-based human capital management solutions, from 2012 to 2019. Prior to his appointment as Chief Financial Officer in 2012, he served as President, Added Value Services and Chief Strategy Officer of ADP from 2009 to 2012. Prior to that time, Mr. Siegmund held various positions of increasing responsibility with ADP. Mr. Siegmund joined ADP in 1999. Mr. Siegmund currently serves on the board of directors of Marsh & McLennan Companies, Inc.

Other Public Directorships: Marsh & McLennan Companies, Inc.

Committee(s): Audit Committee Chair, Compliance Committee





- Financial Literacy
- Regulated Industry/ Government
- Emerging Markets
- Global Operational Experience

Angela A. Sun

Former Chief Operations Officer & Partner, Alpha Edison

Age 51

Director Since 2018

Notable Expertise Provided to the Board

▶ Substantial experience in operations management and valuable insight into the technology industry, including extensive strategic, operational, and government experience from her time in the Bloomberg Administration and at Bloomberg L.P.

▶ Knowledge of financial system management, compensation, corporate governance and public company boards.

Principal Occupation, Business Experience, and Directorships

Ms. Sun is an investor in early stage companies. Previously, she served as Chief Operations Officer and Partner of Alpha Edison, a venture capital firm, from 2019 to 2021. Prior to that, Ms. Sun served as Global Head of Strategy and Corporate Development for Bloomberg L.P., a privately held financial software, data, and media company, from 2014 to 2017, where she led new business development, and acquisitions and commercial partnerships across the company's media, financial products, enterprise and data businesses. From 2008 to 2014, Ms. Sun served as Chief-of-Staff to Bloomberg's former CEO. Prior to joining Bloomberg, L.P., Ms. Sun served as a Senior Policy Advisor in the Bloomberg Administration where she oversaw a citywide portfolio of economic development agencies and led urban planning and real estate development projects. From 2001 to 2005, Ms. Sun served as a management consultant at McKinsey & Company, where she focused on the Financial Services and Healthcare sectors. Prior to McKinsey, from 1996 to 1998, Ms. Sun was an investment banker at J.P. Morgan and in 2001 was a Visiting Associate at the Henry L. Stimson Center, a nonpartisan international security and defense analysis think tank in Washington, D.C. Ms. Sun currently serves on the board of Cushman & Wakefield plc and served on the board of Apollo Strategic Growth Capital II from 2021 to 2023.

Other Public Directorships: Cushman & Wakefield plc

Committee(s): Audit Committee, Compensation and Benefits Committee



- CEO Experience
- Regulated Industry/ Government
- Financial Literacy
- Emerging Markets
- Global Operational Experience

Solomon D. Trujillo

Founder and Chair, Trujillo Group, LLC

Age 74

Director Since 2012

Notable Expertise Provided to the Board

▶ Expansive experience in international business as a former chief executive officer of global companies in the telecommunications, media, and cable industries headquartered in the United States, the European Union, and the Asia-Pacific region.

▶ Expertise in global operations across the retail, technology, media, and communications industries, which provides the Board with invaluable insights understanding the complexities and risks of international business and how the Company can navigate these complexities and achieve its long-term growth aspirations.

Principal Occupation, Business Experience, and Directorships

Mr. Trujillo founded Trujillo Group, LLC, a private investment company, and has served as its chair since 2003. Mr. Trujillo also served as the Chief Executive Officer and as director of Telstra Corporation Limited, Australia's largest media-communications enterprise which operated in Australia and the Asia Pacific region, from 2005 to 2009. From 2003 to 2004, Mr. Trujillo was Orange SA's Chief Executive Officer. Earlier in his career, Mr. Trujillo was President and Chief Executive Officer of US West Communications and President, Chief Executive Officer and Chair of the Board of US West Inc. Mr. Trujillo previously served as a director of globally branded companies including WPP plc, PepsiCo, Inc., Target Corporation, Fang Holdings Ltd. (formerly SouFun Holdings Limited), Bank of America Corporation, Electronic Data Systems Corp., Orange S.A., Telstra Communications Limited, and Gannett Co., Inc. Mr. Trujillo currently serves as a Senior Advisor for Bain & Company Management Consulting, and serves on the board of advisors at Stanford School of Medicine Center on Longevity.

Other Public Directorships: None

Committee(s): Audit Committee, Compliance Committee

Director Skills, Qualifications, And Characteristics

The following matrix and charts are provided to illustrate the skills, qualifications, and characteristics of our Board of Directors nominated for election at the 2026 Annual Meeting.

	Julie M. Cameron-Doe	Martin I. Cole	Suzette M. Deering	Betsy D. Holden	Jeffery A. Joerres	Devin B. McGranahan	Michael A. Miles, Jr.	Timothy P. Murphy	Milind Pant	Jan Siegmund	Angela A. Sun	Solomond D. Trujillo
Skills and Qualifications												
CEO Experience		●	●	●	●	●	●	●	●			●
CFO Experience	●							●		●		
Financial Literacy	●	●	●	●	●	●	●	●	●	●	●	●
Audit Committee Financial Expert	●									●		
Regulated Industry/Government Experience	●	●		●	●	●	●	●	●		●	●
Emerging Markets Experience		●		●	●	●			●		●	●
Global Operational Experience	●	●	●	●	●	●	●		●	●	●	●
Digital Technology	●	●	●			●		●	●	●		
Gender												
Female	●		●	●							●	
Male		●			●	●	●	●	●			●
Race and Ethnicity												
White	●	●	●	●	●			●		●		
Hispanic/Latino												●
Asian									●		●	
American Indian			●									
Did not disclose							●					
LGBTQ+										●		
Age	56	69	56	70	66	57	64	64	55	61	51	74
Tenure	3	11	3	20	11	5	20	6	0	7	8	14

The demographic information listed above is based on responses from the directors in our annual director questionnaires.

Key Experience



92%

92% Independent
11 Members

58%
Emerging Markets Experience
7 Members

75%
CEO Experience
9 Members

83%
Regulatory Industry/ Government Experience
10 Members

92%
Global Operational Experience
11 Members

100%
Financially Literate
12 Members

58%
Digital Technology
7 Members

---

4 Female
1 Hispanic/Latino
2 Asian*
1 LGBTQ+
1 American Indian**

58%

Diversity Balance

Female
33%
Male

Gender Balance

62 yrs

Average Age

42%

Five New Directors Since 2020

* Asian Female and Male   ** American Indian Female

Proposal 1: Election Of Directors

At the 2026 Annual Meeting, all director nominees will be elected for one-year terms.

The terms of each director if elected or re-elected, as the case may be, will expire at the 2027 Annual Meeting of Stockholders. Each director will hold office until his or her successor has been elected and qualified or until the director's earlier resignation or removal. See the "Board of Directors Information" section of this Proxy Statement for information concerning all nominees.

The Board currently consists of twelve directors. The Company's By-Laws require that directors be elected by the majority of votes cast with respect to such director in uncontested elections (the number of shares voted "for" a director must exceed the number of votes cast "against" that director, with abstentions and broker non-votes not counted as cast either "for" or "against"). In a contested election (a situation in which the number of nominees exceeds the number of directors to be elected), the standard for election of directors will be a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors.

Under the Company's By-Laws, if an incumbent director does not receive the majority of votes cast, the director will promptly tender his or her resignation to the Board of Directors. The Corporate Governance Committee, or such other committee as may be designated by the Board of Directors, will make a recommendation to the Board of Directors as to whether to accept or reject the resignation of such incumbent director, or whether other action should be taken. The Board of Directors will act on the resignation, taking into account the Corporate Governance Committee's recommendation, and publicly disclose (by a press release, a filing with the SEC or other broadly disseminated means of communication) its decision regarding the tendered resignation and the rationale behind the decision within 90 days following certification of the election results. If such incumbent director's resignation is not accepted by the Board of Directors, such director will continue to serve until the next annual meeting and until his or her successor is duly elected or his or her earlier resignation or removal. In the case of a vacancy, the Board of Directors may appoint a new director as a replacement, may leave the vacancy unfilled or may reduce the number of directors on the Board.

Your shares will be voted as you instruct via the voting procedures described on the Proxy Card or the Notice of Internet Availability of Proxy Materials, or as you specify on your Proxy Card(s) if you elect to vote by mail. If unforeseen circumstances (such as death or disability) require the Board of Directors to substitute another person for any of the director nominees, your shares will be voted for that other person.

The Board Recommends

That you vote to re-elect Ms. Cameron-Doe, Mr. Cole, Ms. Deering, Ms. Holden, Mr. Joerres, Mr. McGranahan, Mr. Miles, Mr. Murphy, Mr. Pant, Mr. Siegmund, Ms. Sun, and Mr. Trujillo, each to serve until the 2027 annual meeting of stockholders and until his or her respective successor is elected and qualified.

Corporate Governance

Summary Of Corporate Governance Practices

The Board of Directors believes that strong corporate governance is key to long-term stockholder value creation. Over the years, our Board of Directors has responded to evolving governance standards by enhancing our practices to best serve the interests of the Company's stockholders, including:

Annual election of directors.

Proxy access. Our By-Laws permit qualifying stockholders or groups of qualifying stockholders that have each beneficially owned at least 3% of the Company's Common Stock for three years to nominate up to the greater of (x) two or (y) an aggregate of 20% of the members of the Board and have information and supporting statements regarding those nominees included in the Company's Proxy Statement.

Majority vote standard in uncontested elections with resignation policy. In an uncontested election, each director must be elected by a majority of votes cast, rather than by a plurality.

Stockholder right to call special meetings at 10% ownership threshold.

No stockholder rights plan ("poison pill").

No supermajority voting provisions in the Company's organizational documents.

Independent Board, except our CEO. Our Board is comprised of all independent directors, except our CEO.

Independent non-executive chair. The Chair of the Board of Directors is a non-executive independent director.

Independent Board committees. All of our Board Committees are made up of independent directors. Each standing committee operates under a written charter that has been approved by the Board.

Confidential stockholder voting. The Company's Corporate Governance Guidelines provide that the vote of any stockholder will not be revealed to anyone other than a non-employee tabulator of votes or an independent election inspector, except under circumstances set forth in the Company's Corporate Governance Guidelines.

Board Committee authority to retain independent advisors. Each Board Committee has the authority to retain independent advisors.

Robust codes of conduct. The Company is committed to operating its business with honesty and integrity and maintaining the highest level of ethical conduct. These shared values are embodied in our Code of Conduct and require that every customer, employee, agent and member of the public be treated accordingly. The Company Code of Conduct applies to all employees, but the Company's senior financial officers are also subject to an additional code of ethics, reflecting the Company's commitment to maintaining the highest standards of ethical conduct. In addition, the Board of Directors is subject to a Directors' Code of Conduct.

Board oversight of sustainability matters. The Board oversees Western Union's sustainability strategy development and relevant sustainability matters. To assist the Board with its oversight duties:

- The Corporate Governance Committee is responsible for reviewing and advising the Board with respect to sustainability matters related to the Company.

- The Audit Committee oversees Western Union's controls and procedures relating to its sustainability material disclosures and reporting, including assurance processes.

- The Company's latest Sustainability Report was included with the 2025 Annual Report and can be found on the Company's website: https://www.westernunion.com/global/en/corporate/sustainability.html.



Robust stock ownership guidelines for senior executives and directors. Robust stock ownership requirements for our senior executives and directors strongly link the interests of management and the Board with those of stockholders.

Prohibition against pledging and hedging of Company stock. The Company's insider trading policy prohibits the Company's executive officers and directors from pledging the Company's securities and prohibits all employees (including executive officers) and directors from engaging in hedging or short-term speculative trading of the Company's securities, including, without limitation, short sales or put or call options involving the Company's securities.

Regular stockholder engagement. The Company regularly seeks to engage with its stockholders to better understand their perspectives.

Attracting, Developing, and Engaging Employees

Our human capital strategy is focused on attracting, developing, and retaining employees with skills that are critical to our business strategy, including expertise in technology, cloud, data architecture, cybersecurity, payment systems, and other areas. As a global company operating in more than 200 countries and territories, we are focused on recruiting high-caliber talent that possess a diverse set of skills and experiences and who reflect the diversity of the communities we serve. We aim to create a culture of belonging to support retention and career growth and recognize the strategic importance of belonging in our workforce and in our talent management practices.

We advance this work in a variety of ways, including through our policies and practices in hiring, training, promotion, and compensation. We strive to achieve equal pay for equal work and we regularly review and update our compensation practices. We also have site leaders in office locations with more than five employees. The site leader program is an important tool to ensure we have key leaders around the globe delivering consistent messages about our strategy, our values and behaviors, and our customers, while building a deep sense of engagement among our employees.

More details, metrics and workforce demographics appear in our latest Sustainability Report, which can be found on our Investor Relations website: https://www.westernunion.com/global/en/corporate/sustainability.html and in the Human Capital Management section of our Annual Report on Form 10-K for the year ended December 31, 2025.

You can learn more about our corporate governance by visiting the "Investor Relations, Corporate Governance" portion of the Company's website, www.westernunion.com, or by writing to the attention of: Investor Relations, The Western Union Company, 7001 E. Belleview Avenue, WU-HQ-11, Denver, Colorado 80237.

Independence Of Directors

The Board of Directors has adopted Corporate Governance Guidelines, which contain the standards that the Board of Directors uses to determine whether a director is independent. A director is not independent under these categorical standards if:

- The director is, or has been within the last three years, an employee of Western Union, or an immediate family member of the director is, or has been within the last three years, an executive officer of Western Union.

- The director has received, or has an immediate family member who has received, during any 12-month period within the last three years, more than $120,000 in direct compensation from Western Union, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

- (i) The director is a current partner or employee of a firm that is Western Union's internal or external auditor; (ii) the director has an immediate family member who is a current partner of such a firm; (iii) the director has an immediate family member who is a current employee of such a firm and personally works on Western Union's audit; or (iv) the director or an immediate family member was within the last three years a partner or employee of such firm and personally worked on Western Union's audit within that time.

- The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of Western Union's present executive officers at the same time serves or served on that company's compensation committee.

- The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, Western Union for property or services in an amount which, in any of the last three fiscal years, exceeded the greater of $1 million or 2% of such other company's consolidated gross revenues.

- The director is a current employee, or an immediate family member is a current executive officer, of a company which was indebted to Western Union, or to which Western Union was indebted, where the total amount of either company's indebtedness to the other, in any of the last three fiscal years, exceeded 5% or more of such other company's total consolidated assets.

- The director or an immediate family member is a current officer, director, or trustee of a charitable organization where Western Union's (or an affiliated charitable foundation's) annual discretionary charitable contributions to the charitable organization, in any of the last three fiscal years, exceeded the greater of $1 million or 2% of such charitable organization's consolidated gross revenues.

The Board has reviewed the independence of the current directors under the Company's categorical standards and the rules of the New York Stock Exchange (the "NYSE") and found Ms. Cameron-Doe, Mr. Cole, Ms. Deering, Ms. Holden, Mr. Joerres, Mr. Miles, Mr. Murphy, Mr. Pant, Mr. Siegmund, Ms. Sun, and Mr. Trujillo to be independent.

Board Leadership Structure

The Board has a non-executive Chair. This position is independent from management. The Chair sets the agendas for and presides over the Board meetings, as well as meetings of the independent directors. Our CEO is a member of the Board and participates in its meetings. The Board believes that this leadership structure is appropriate for the Company at this time because it allows for independent oversight of management, increases management accountability, and encourages an objective evaluation of management's performance relative to compensation.

The Board will determine its leadership structure in a manner that it determines to be in the best interests of the Company and its stockholders at the time. The Chair of the Board and CEO positions may be filled by the same individual or separated, as deemed appropriate by the Board.

The Chair of the Board, among other things:

- presides at, and chairs, Board meetings and meetings of stockholders;

- establishes agendas for each Board meeting in consultation with the chairs of applicable committees of the Board;

- leads executive sessions of the Board;

- has authority to call Board meetings;

- leads the Board in discussions concerning the CEO's performance and CEO succession;

- approves meeting schedules for the Board;

- approves information sent to the Board;

- if requested by major stockholders, is available for consultation and direct communication; and

- performs such other duties and responsibilities as requested by the Board.

However, if the Chair of the Board is not independent, the independent directors of the Board shall elect a Lead Director.

Risk Oversight

The Board regularly devotes time during its meetings to review and discuss the most significant risks facing the Company and management's process for identifying, prioritizing, and responding to those risks. During these discussions, the CEO, the Chief Financial Officer, the Chief Legal Officer, the Chief Risk and Compliance Officer, the Chief Compliance Officer (the "CCO"), the Chief Information Security Officer, the Chief Privacy Officer, and the Chief Internal Auditor present management's process for assessment of risks, a description of the most significant risks facing the Company, and any mitigating factors, plans, or policies in place to address and monitor those risks. The Board has also delegated certain risk oversight responsibilities to its committees. Our management team, led by the Chief Risk and Compliance Officer, utilizes a range of processes to identify risks associated with our strategy and business, financial activities and reporting, legal and regulatory issues, information technology, including cybersecurity and artificial intelligence ("AI"), and people-related skills and availability. In 2025, management's risk assessment process included a cybersecurity risk assessment involving, among other things, an evaluation by external annual audits (service organization controls ("SOC") 2 report and payment card industry ("PCI") compliance). For more information on cybersecurity oversight and strategy, please refer to Part I, Item 1C, "Cybersecurity" in our Annual Report on Form 10-K for the year ended December 31, 2025.

Key Board Committee Oversight Responsibilities

Audit Committee.

Consistent with the NYSE listing standards, to which the Company is subject, the Audit Committee bears responsibility for oversight of the Company's policies with respect to risk assessment and risk management and must discuss with management the major risk exposures facing the Company and the steps the Company has taken to monitor and control such exposures. The Audit Committee is also responsible for assisting Board oversight of the Company's compliance with legal and regulatory requirements, which represent many of the most significant risks the Company faces. During the Audit Committee's discussion of risk, the Company's CEO, Chief Financial Officer, Chief Legal Officer, Chief Risk and Compliance Officer, CCO, Chief Information Security Officer, Chief Privacy Officer, and Chief Internal Auditor present information and participate in discussions with the Audit Committee regarding risk and risk management. Risks discussed regularly include those related to global economic and political trends, business and financial performance, legal and regulatory matters, cybersecurity and information technology, data privacy, competition, legislative developments, sustainability, and other matters.

Compliance Committee.

While the Board committee with primary oversight of risk is the Audit Committee, the Board has delegated to other committees the oversight of risks within their areas of responsibility and expertise. For example, in light of the breadth and number of responsibilities that the Audit Committee must oversee, and the importance of the evaluation and management of the Company's compliance programs, policies, and key risk exposures associated with anti-money laundering ("AML"), sanctions, anti-corruption, fraud prevention, consumer protection, and privacy laws, including investigations or other matters that may arise in relation to such laws, the Board formed the Compliance Committee in 2013 to assist the Audit Committee and the Board with oversight of those areas. Oversight of the Company's use of artificial intelligence was informally added in 2024 and formally added in 2025. The Compliance Committee reports regularly on these matters to the Board and Audit Committee and during the Compliance Committee's meetings, each of the Chief Legal Officer, CCO, and Chief Privacy Officer regularly present and participate in discussions.

Compensation and Benefits Committee.

In addition, the Compensation and Benefits Committee oversees the risks associated with the Company's compensation practices, and conducts an annual review of the Company's succession planning process and compensation policies and programs to determine whether they encourage unnecessary or inappropriate risk-taking by the Company's executives and employees below the executive level.

Committees Of The Board Of Directors

The current members of each Board Committee are indicated in the table below.

DIRECTOR	AUDIT	CORPORATE GOVERNANCE	COMPENSATION AND BENEFITS	COMPLIANCE
Julie M. Cameron-Doe	○			○
Martin I. Cole		○	○	
Suzette M. Deering[(1)]		○	○	
Betsy D. Holden		●	○	
Jeffrey A. Joerres ★				
Devin B. McGranahan				
Michael A. Miles, Jr.		○	●	
Timothy P. Murphy	○			●
Milind Pant [(2)]	○			○
Jan Siegmund	●			○
Angela A. Sun	○		○	
Solomon D. Trujillo	○			○

★ Chair of the Board   ● Committee Chair   ○ Member

Footnotes:

(1) Effective March 13, 2026, Ms. Deering rotated from the Compliance Committee and became a member of our Corporate Governance Committee.

(2) Effective March 13, 2026, Mr. Pant was appointed to the Board and became a member of the Audit Committee and the Compliance Committee.

Board And Committee Governing Documents

Each committee operates under a charter approved by the Board. The Company's Audit Committee Charter, Compensation and Benefits Committee Charter, Corporate Governance Committee Charter, Compliance Committee Charter, and Corporate Governance Guidelines are available without charge through the "Investor Relations, Corporate Governance" portion of the Company's website, www.westernunion.com, or by writing to the attention of: Investor Relations, The Western Union Company, 7001 E. Belleview Avenue, WU-HQ-11, Denver, Colorado 80237.

Audit Committee





Jan Siegmund
Committee Chair

Additional Committee Members:
Julie M. Cameron-Doe,
Timothy P. Murphy, Milind Pant,
Angela A. Sun, and Solomon D. Trujillo

Meetings Held in 2025: 11

Independence:

Each member of the Audit Committee meets the independence requirements of our Corporate Governance Guidelines, the NYSE and the Securities Exchange Act of 1934, as amended and has no material relationship with the Company. Each member of the Audit Committee is financially literate, knowledgeable, and qualified to review financial statements. The Board has designated each of Mr. Siegmund and Ms. Cameron-Doe as a "financial expert" as defined by Item 407(d) of Regulation S-K.

Service on Other Audit Committees:

Currently, none of the Audit Committee members serve on more than two other public company audit committees.

Primary Responsibilities: Pursuant to its charter, the Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities with respect to:

- integrity of the Company's consolidated financial statements;

- compliance with legal and regulatory requirements;

- review of the Company's guidelines and policies that govern the process by which the Company goes about assessing and managing its exposure to risks, including cybersecurity and information technology amongst others;

- the independent registered public accounting firm's qualifications, independence and compensation;

- review of critical audit matters with the independent registered public accounting firm; and

- performance of the Company's internal audit function and independent registered public accounting firm.

Compensation And Benefits Committee





Michael A. Miles, Jr.
Committee Chair

Additional Committee Members:
Martin I. Cole, Suzette M. Deering, Betsy D. Holden, and Angela A. Sun

Meetings Held in 2025: 5:

Independence:

Each member of the Compensation and Benefits Committee meets the independence requirements of our Corporate Governance Guidelines, the NYSE, the Exchange Act and such other independence or other requirements as may be applicable from time to time, and as the Board has determined, has no material relationship with the Company.

Primary Responsibilities: Pursuant to its charter, the Compensation and Benefits Committee has the authority to administer, interpret, and take any actions it deems appropriate in connection with any incentive compensation or equity-based plans of the Company, any salary or other compensation plans for officers and other key employees of the Company, and any employee benefit or fringe benefit plans, programs, or policies of the Company. Among other things, the Compensation and Benefits Committee is responsible for:

- in consultation with executive management, establishing the Company's general compensation philosophy, and overseeing the development and implementation of compensation and benefits policies;

- reviewing and approving corporate goals and objectives relevant to the compensation of the CEO and other executive officers, evaluating the performance of the CEO and other executive officers in light thereof, and setting compensation levels and other benefits for the CEO (with the ratification by the independent directors of the Board) and other executive officers based on this evaluation;

- overseeing the Company's regulatory compliance with respect to compensation matters;

- reviewing and making recommendations to the Board regarding severance or similar termination agreements with the Company's CEO or to any person being considered for promotion or hire into the position of CEO;

- approving grants and/or awards of options, restricted stock, performance share units, and other forms of equity-based compensation under the Company's equity-based plans;

- developing and implementing policies with respect to the recovery or "clawback" of any excess compensation paid to any executive officers;

- reviewing with management and preparing an annual report regarding the Company's Compensation Discussion and Analysis to be included in the Company's Proxy Statement and Annual Report;

- determining stock ownership guidelines for the Company's directors and monitoring compliance with such guidelines;

- in consultation with the CEO, reviewing management succession planning;

- reviewing and recommending to the Board of Directors compensation for non-employee directors; and

- periodically reviewing the overall effectiveness of the Company's principal strategies related to human capital management, recruiting, retention, career development, and diversity.

The Compensation and Benefits Committee has the authority to delegate all or a portion of its duties and responsibilities to a subcommittee and, in some situations, may also delegate its authority and responsibility with respect to certain compensation and benefit plans and programs to one or more employees.

Compliance Committee





Timothy P. Murphy
Committee Chair

Additional Committee Members:
Julie M. Cameron-Doe, Milind Pant, Angela A. Sun, and Solomon D. Trujillo

Meetings Held in 2025: 4

Independence:

Each voting member of the Compliance Committee meets the independence requirements of our Corporate Governance Guidelines, the NYSE, and the Exchange Act, and as the Board has determined, has no material relationship with the Company. The Board may appoint non-voting members to the Compliance Committee that are not independent from the Company.

Primary Responsibilities: Pursuant to its charter, the Compliance Committee assists the Audit Committee and the Board in fulfilling the Board's oversight responsibility for the Company's compliance with legal and regulatory requirements. Among other things, the Compliance Committee is responsible for reviewing and discussing with management:

• the Company's compliance programs, policies and key risk exposures relating to AML, sanctions, anti-corruption, fraud prevention, consumer protection, and privacy laws, including establishing procedures to be apprised of material investigations or other material matters that may arise in relation to such laws;

• overseeing the Company's policies, governance and risk management practices relating to the Company's use of AI and associated data governance controls; and

• legal, compliance or other regulatory matters that may have a material effect on the Company's business, financial statements or compliance policies, including material notices to or inquiries received from governmental agencies.



Corporate Governance Committee



Betsy D. Holden
Committee Chair

Additional Committee Members:
Martin I. Cole, Suzette M. Deering, and Michael A. Miles, Jr.

Meetings Held in 2025: 4

Independence:

Each member of the Corporate Governance Committee meets the independence requirements of our Corporate Governance Guidelines, the NYSE and the Exchange Act, and as the Board has determined, has no material relationship with the Company.

Primary Responsibilities: Pursuant to its charter, the Corporate Governance Committee is responsible for:

- recommending to the Board of Directors criteria for Board and committee membership;

- considering, in consultation with the Chair of the Board and the CEO, and recruiting candidates to fill positions on the Board of Directors;

- evaluating current directors for re-nomination to the Board of Directors;

- recommending director nominees to the Board of Directors;

- recommending to the Board of Directors appointments to committees of the Board of Directors;

- monitoring changes in the outside commitments of directors and considering whether such changes may impact their ability to effectively serve on the Board of Directors;

- recommending to the Board of Directors corporate governance guidelines, reviewing the Corporate Governance Guidelines at least annually, and recommending modifications to the Corporate Governance Guidelines to the Board of Directors;

- advising the Board of Directors with respect to the charters, structure, and operations of the various committees of the Board of Directors and qualifications for membership thereon;

- overseeing the development and implementation of an orientation and continuing education program for directors;

- establishing and implementing self-evaluation procedures for the Board of Directors and its committees;

- reviewing stockholder proposals submitted for inclusion in the Company's Proxy Statement;

- reviewing emerging corporate governance issues and practices, including proxy advisory firm policies and recommendations;

- reviewing the Company's related persons transaction policy, and as necessary, reviewing specific related person transactions;

- reviewing and advising the Board of Directors regarding significant public policy and sustainability matters that are relevant to the Company or the industries in which the Company operates, including trends, policies, and regulatory developments relating to sustainability strategy and reporting; and

- overseeing the Company's policies and practices regarding political expenditures, including an annual review of the Company's political contributions, lobbying activities and trade association dues and payments.

Chief Executive Officer Succession Planning

The Company's Board of Directors has developed a governance framework for CEO succession planning that is intended to provide for a talent-rich leadership organization that can drive the Company's strategic objectives. Under its governance framework, the Board of Directors:

• Reviews succession planning for the CEO on an annual basis. As part of this process, the CEO reviews the annual performance of each member of the management team with the Board and the Board engages in a discussion with the CEO and the Chief People Officer regarding each team member and the team member's development;

• Maintains a confidential plan to address any unexpected short-term absence of the CEO and identifies candidates who could act as interim CEO in the event of any such unexpected absence; and

• Ideally three to five years before the retirement of the current CEO, manages the succession process and determines the current CEO's role in that process.

Communications With The Board Of Directors

Any stockholder of the Company or other interested party who desires to contact the non-management directors either as a group or individually, or Mr. McGranahan in his capacity as a director, may do so by writing to: The Western Union Company, Board of Directors, 7001 E. Belleview Avenue, Denver, Colorado 80237. Communications that are intended specifically for non-management directors should be addressed to the attention of the Chair of the Corporate Governance Committee. All communications will be forwarded to the Chair of the Corporate Governance Committee unless the communication is specifically addressed to another member of the Board, in which case, the communication will be forwarded to that director.

Board Attendance At Annual Meeting Of Stockholders

Although the Company does not have a formal policy regarding attendance by members of the Board of Directors at the Company's Annual Meeting of Stockholders, it encourages directors to attend. All members of the Board of Directors serving at the time attended the Company's 2025 Annual Meeting of Stockholders, except Mr. Trujillo.

Presiding Director Of Non-Management Director Meetings

The non-management directors meet in regularly scheduled executive sessions without management. The Chair of the Board of Directors is the presiding director at these meetings.

Nomination Of Directors

The Company's Board of Directors is responsible for nominating directors for election by the stockholders and filling any vacancies on the Board that may occur. The Corporate Governance Committee is responsible for identifying, screening, and recommending candidates to the Board for Board membership. The Corporate Governance Committee does not have any single method for identifying director candidates, but will consider candidates suggested by a wide range of sources, including by any stockholder, director, or officer of the Company. Following a robust process that began in 2025, Mr. Pant was elected to join the Board, effective March 13, 2026. He is standing for election for the first time at the Annual Meeting. Mr. Pant was first identified as a candidate for the Board of Directors by a third-party executive search firm retained by the Corporate Governance Committee and was subsequently interviewed by members of the Board.

The Corporate Governance Committee will consider candidates for election to the Board suggested in writing by a stockholder and will make a recommendation to the Board using the same criteria as it does in evaluating candidates submitted by members of the Board of Directors. Any such suggestions should be submitted to the Corporate Secretary, The Western Union Company, 7001 E. Belleview Avenue, Denver, Colorado 80237. If the Company receives such a suggestion, the Company may request additional information from the candidate to assist in its evaluation.

Director Qualifications, Requirements, and Evaluations

CRITERIA

General criteria for the nomination of director candidates include experience; high ethical standards and integrity; skills, diversity of experiences, viewpoints; and perspectives; ability to make independent analytical inquiries; understanding of the Company's business environment; and willingness to devote adequate time to Board duties—all in the context of an assessment of the perceived needs of the Board at that point in time. The Board does not have a formal policy governing director diversity.

RETIREMENT POLICY

Our Corporate Governance Guidelines also require that a director retire effective at the next annual meeting of stockholders following the time such director reaches the age of 75. The Board may waive this requirement for one year if it determines it is in the best interests of our Company. Each director is expected to ensure that other existing and planned future commitments do not materially interfere with the member's service as a Board or Committee member.

BOARD EVALUATIONS

Pursuant to our Corporate Governance Guidelines, we evaluate the overall effectiveness of the Board annually. The Board together with the Corporate Governance Committee conducts annual self-evaluations of Board and committee performance, including an evaluation of the effectiveness of the nomination process. In addition, the Board conducts annual evaluations of each individual independent director. Based on feedback from recent Board and Committee evaluations, the Board has updated its committee memberships and added a new director.

Stockholder Nominees

Stockholders may submit nominations for director candidates by giving notice to the Corporate Secretary, The Western Union Company, 7001 E. Belleview Avenue, Denver, Colorado 80237. The requirements for the submission of such stockholder nominations are set forth in Article II of the Company's By-Laws, which are available on the "Investor Relations, Corporate Governance" section of the Company's website, www.westernunion.com.

Submission Of Stockholder Proposals

Stockholder proposals, including stockholder director nominations, requested to be included in the Company's Proxy Statement for its 2027 Annual Meeting of Stockholders must be received by the Company not later than December 1, 2026. Such stockholder proposals must comply with the requirements of Rule 14a-8, and such nominations must comply with the Company's proxy access By-laws. Otherwise, a stockholder proposal or director nomination to be considered at the Company's 2027 Annual Meeting of Stockholders must be received by the Company no sooner than January 14, 2027 and no later than February 13, 2027 and must comply with the requirements set forth in the Company's By-Laws.

All proposals or nominations a stockholder wishes to submit at the meeting should be directed to corporategovernance@westernunion.com. In addition to satisfying the foregoing requirements and those under the Company's By-Laws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 15, 2027.

Code Of Ethics

The Company's Director's Code of Conduct, Code of Ethics for Senior Financial Officers, Reporting Procedure for Accounting and Auditing Concerns, Professional Conduct Policy for Attorneys, and the Code of Conduct are available without charge through the "Investor Relations, Corporate Governance" section of the Company's website, www.westernunion.com, or by writing to the attention of: Investor Relations, The Western Union Company, 7001 E. Belleview Avenue, WU-HQ-11, Denver, Colorado 80237. In the event of an amendment to the Company's Code of Ethics for Senior Financial Officers, the Company intends to post such information on its website, www.westernunion.com.

Insider Trading Policy

The Company has adopted an insider trading policy governing the purchase, sale, and other dispositions of its securities by its directors, officers, and employees and has implemented processes applicable to the Company that it believes are reasonably designed to promote compliance with insider trading laws, rules and regulations, and any applicable listing standards. A copy of this insider trading policy is filed as Exhibit 19 to the Company's Annual Report for the fiscal year ended December 31, 2025.

Prohibition Against Pledging And Hedging Of The Company's Securities

The Company's Insider Trading Policy prohibits the Company's directors and officers from pledging the Company's securities and prohibits directors, officers and certain employees from engaging in hedging or short-term speculative trading of the Company's securities, including, without limitation, short sales or put or call options involving the Company's securities.

Compensation Of Directors

The following table provides information regarding the compensation of our outside directors for 2025. Mr. McGranahan, our President and CEO, did not receive additional compensation in 2025 for his service as a director, and has been excluded from the table. Please see the "2025 Summary Compensation Table" for the compensation received by Mr. McGranahan with respect to 2025.

2025 Director Compensation

NAME	FEES EARNED OR PAID IN CASH ($000)[1]	STOCK AWARDS ($000)[2]	OPTION AWARDS ($000)[3]	ALL OTHER COMPENSATION ($000)[4]	TOTAL ($000)[5]
Julie M. Cameron-Doe	115.0	–	200.0	–	315.0
Martin I. Cole	105.0	200.0	–	–	305.0
Suzette M. Deering	105.0	200.0	–	–	305.0
Betsy D. Holden	120.0	–	200.0	10.0	330.0
Jeffrey A. Joerres	125.0	–	360.0	–	485.0
Michael A. Miles, Jr.	120.0	–	200.0	–	320.0
Timothy P. Murphy	135.0	200.0	–	–	335.0
Jan Siegmund	130.0	200.0	–	–	330.0
Angela A. Sun	115.0	100.0	100.0	10.0	325.0
Solomon D. Trujillo	115.0	100.0	100.0	–	315.0

Footnotes:

(1)   Messrs. Joerres and Miles elected to receive their annual retainer fees for 2025 in the form of equity compensation as described below under "Compensation of Directors—Equity Compensation."

(2)   The amounts in this column represent the value of stock units granted to directors as annual equity grants. Stock awards consist of stock units that are settled in shares of Common Stock, with a one-year vesting schedule and which may be subject to a deferral election consistent with Section 409A of the Internal Revenue Code. The amounts shown in this column are valued based on the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation ("FASB ASC Topic 718"). See Note 15 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2025, for a discussion of the relevant assumptions used in calculating these amounts.

(3)   The amounts in this column represent the value of stock options granted to directors as an annual equity grant. The amounts shown in this column are valued based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Note 15 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2025, for a discussion of the relevant assumptions used in calculating these amounts.

(4)   All Other Compensation represents matches under the Company's gift matching program that the Company made in 2025. Outside directors are eligible to participate in the Company's gift matching program on the same terms as the Company's executive officers and employees. Contributions made or directed to be made to an eligible organization, up to an aggregate amount of $10,000 per calendar year, will be matched by the Company. Matching contributions to various to various charities were made in 2025 on behalf of Mses. Holden and Sun.

(5)   As of December 31, 2025, each outside director had outstanding the following number of unvested restricted stock units, vested stock options and deferred stock units:

NAME	UNVESTED RESTRICTED STOCK UNITS	VESTED STOCK OPTIONS	DEFERRED STOCK UNITS
Julie M. Cameron-Doe	—	—	—
Martin I. Cole	18,797	—	8,686
Suzette M. Deering	18,797	—	19,084
Betsy D. Holden	—	246,908	118,545
Jeffrey A. Joerres	—	339,162	191,591
Michael A. Miles, Jr.	—	223,778	166,244
Timothy P. Murphy	18,797	20,084	3,237
Jan Siegmund	18,797	79,247	36,276
Angela A. Sun	9,399	22,620	49,900
Solomon D. Trujillo	9,399	252,451	33,652

Determination of Director Compensation

The Compensation and Benefits Committee is responsible for recommending to the Board the compensation of the Company's outside directors. As part of this process, the Compensation and Benefits Committee reviews the outside director compensation program annually to evaluate whether it is competitive with market practices by considering input from Meridian Compensation Partners, LLC ("Meridian"), the Compensation and Benefits Committee's independent compensation consultant, regarding the Company's historical practices with respect to outside director compensation as well as market data for the same peer group used for determining executive compensation.

Cash Compensation

In 2025, each outside director (other than our Non-Executive Chair) received the following cash compensation for service on our Board and committees of our Board, which did not change as compared to 2024:

• an annual Board retainer fee of $85,000;

• an annual committee chair retainer fee of $35,000 for the chair of the Audit Committee, $30,000 for the chair of the Compliance Committee and $25,000 for the chairs of the Compensation and Benefits Committee and the Corporate Governance Committee; and

• an annual committee member retainer fee of $20,000 for non-chair members of the Audit Committee and $10,000 for non-chair members of each other committee of our Board.

Cash compensation payable to an outside director will be prorated for any partial years of service on the Board or a committee.

Equity Compensation

The 2025 outside director equity awards were granted pursuant to our 2024 Long-Term Incentive Plan (the "2024 Plan"). The purpose of these awards is to advance the interests of the Company and its stockholders by encouraging stock ownership by our outside directors and by helping the Company attract, motivate, and retain highly qualified outside directors.

In 2025, all of our outside directors (other than our Non-Executive Chair) were eligible to receive an annual equity grant with a value of $200,000 for service on our Board and committees of our Board, which did not change as compared to the 2024 annual equity grant.

The 2025 equity grant was settled in shares of common stock and had a one-year vesting requirement, subject to pro-rata vesting for a qualifying departure from the Board. For 2025, each outside director had the choice to receive such director's annual retainer fees described above in the form of cash, equity or a combination thereof. Additionally, for 2025, each outside director had the choice to receive such director's annual equity grant in the form of (a) all stock options, (b) all RSUs, (c) a combination of 75% stock options and 25% RSUs, (d) a combination of 50% stock options and 50% RSUs, or (e) a combination of 75% RSUs and 25% stock options.

Compensation of Our Non-Executive Chair

In 2025, our Non-Executive Chair received the following compensation in lieu of the compensation described above for our other outside directors, which did not change as compared to 2024:

• an annual retainer fee of $125,000; and

• an annual equity grant with a value of $360,000.

Our Non-Executive Chair has the choice to receive his annual retainer fee in the forms discussed above under "Compensation of Directors—Equity Compensation." The Non-Executive Chair annual equity grant has a one-year vesting condition, subject to pro-rata vesting for a qualifying departure from the Board.

Charitable Contributions

Outside directors may participate in the Company's gift matching program on the same terms as the Company's executive officers and employees. The Company updated the matching gift program in 2025. Under the updated program, contributions made or directed to be made to an eligible organization, as defined in the program, up to an aggregate amount of $10,000 per calendar year was equally matched by the Company.

Reimbursements

Directors are reimbursed for their expenses incurred by attending Board, committee, and stockholder meetings, including those for travel, meals, and lodging. A spouse or other guest may accompany directors on corporate aircraft when the aircraft is already scheduled for business purposes and can accommodate additional passengers. In those cases, there is no aggregate incremental cost to the Company and, as a result, no amount is reflected in the 2025 Director Compensation table.

Indemnification Agreements

Each outside director has entered into a Director Indemnification Agreement with the Company to clarify indemnification procedures. Consistent with the indemnification rights already provided to directors of the Company in the Company's Charter, each agreement provides that the Company will indemnify and hold harmless each outside director to the fullest extent permitted or authorized by the General Corporation Law of the State of Delaware in effect on the date of the agreement or as such laws may be amended or replaced to increase the extent to which a corporation may indemnify its directors.

Equity Ownership Guidelines

Each outside director is expected to maintain an equity investment in the Company equal to five times his or her annual cash retainer, which must be achieved within five years of the director's initial election to the Board. The holdings that generally may be counted toward achieving the equity ownership guidelines include outstanding stock awards or units, shares owned jointly with or separately by the director's spouse, and shares purchased on the open market. Unexercised options, whether or not vested, do not count towards determining compliance with the equity ownership guidelines. As of the Record Date, all outside directors have met or, within the applicable period, are expected to meet, these equity ownership guidelines.

Report Of The Audit Committee

The Audit Committee is currently comprised of six independent directors and operates under a written charter adopted by the Board. The Audit Committee reviews the charter at least annually, reviewing it last in December 2025. The charter is available through the "Investor Relations, Corporate Governance" portion of the Company's website www.westernunion.com.

The Board has the ultimate authority for effective corporate governance, including the role of oversight of the management of the Company. The Audit Committee's purpose is to assist the Board in fulfilling its oversight responsibilities with respect to the Company's consolidated financial statements, independent registered public accounting firm qualifications and independence, performance of the Company's internal audit function and independent registered public accounting firm, and other matters identified in the Audit Committee Charter. The Audit Committee relies on the expertise and knowledge of management, the internal auditors and the independent registered public accounting firm in carrying out its responsibilities. Management is responsible for the preparation, presentation, and integrity of the Company's consolidated financial statements, accounting and financial reporting principles, internal control over financial reporting and disclosure controls, and procedures designed to ensure compliance with accounting standards, applicable laws, and regulations. In addition, management is responsible for objectively reviewing and evaluating the adequacy, effectiveness, and quality of the Company's system of internal control. The Company's independent registered public accounting firm, Ernst & Young LLP, is responsible for performing an independent audit of the consolidated financial statements and for expressing an opinion on the conformity of those financial statements with United States generally accepted accounting principles. The Company's independent registered public accounting firm is also responsible for expressing an opinion on the effectiveness of the Company's internal control over financial reporting.

The Audit Committee engages in an annual evaluation of the independent public accounting firm's qualifications, assessing the firm's quality of service, the firm's sufficiency of resources, the quality of the communication and interaction with the firm, and the firm's independence, objectivity, and professional skepticism. In evaluating and selecting the Company's independent registered public accounting firm, the Audit Committee considers, among other things, historical and recent performance of the firm, an analysis of known significant legal or regulatory proceedings related to the firm, recent Public Company Accounting Oversight Board (the "PCAOB") reports regarding the firm, industry experience, audit fee revenues, audit approach, and the independence of the firm. The Audit Committee also periodically considers the advisability and potential impact of selecting a different independent public accounting firm. In addition, the Audit Committee is involved in the lead audit partner selection process.

During fiscal year 2025, the Audit Committee fulfilled its duties and responsibilities as outlined in its charter. Specifically, the Audit Committee, among other actions:

- reviewed and discussed with management and the independent registered public accounting firm the Company's quarterly earnings press releases, consolidated financial statements, and related periodic reports filed with the SEC;

- reviewed the Company's guidelines and policies that govern the process by which the Company goes about assessing and managing its exposure to risks, including discussing with management, internal auditors and the independent auditor their assessment of the Company's major financial risk exposures and the steps that have been taken to monitor and control such exposures;

- reviewed and discussed with management the Company's processes for managing and assessing cybersecurity and information technology risks;

- reviewed with management, the independent registered public accounting firm and the internal auditor, management's assessment of the effectiveness of the Company's internal control over financial reporting, and the effectiveness of the Company's internal control over financial reporting;

- reviewed with the independent registered public accounting firm, management, and the internal auditor, as appropriate, the audit scope and plans of both the independent registered public accounting firm and internal auditor;

- reviewed with the independent registered public accounting firm the critical audit matters expected in their report for the 2025 audit;

- met in periodic executive sessions with each of the independent registered public accounting firm, management, and the internal auditor;

- received the written disclosures and the annual letter from Ernst & Young LLP provided to us pursuant to PCAOB Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence, concerning their independence and discussed with Ernst & Young LLP their independence; and

- reviewed and pre-approved all services to be performed by Ernst & Young LLP and the related fees, as described in Proposal 3– Ratification of Selection of Auditors, and considered whether Ernst & Young LLP's provision of non-audit services to the Company was compatible with the independence of the independent registered public accounting firm.

The Audit Committee has reviewed and discussed with the Company's management and independent registered public accounting firm the Company's audited consolidated financial statements and related footnotes for the fiscal year ended December 31, 2025, and the independent registered public accounting firm's report on those financial statements. Management represented to the Audit Committee that the Company's financial statements were prepared in accordance with United States generally accepted accounting principles.

We have discussed with Ernst & Young LLP the matters required to be discussed with the Audit Committee by the applicable requirements of the PCAOB and the SEC. Such communications include, among other items, matters relating to the conduct of an audit of the Company's consolidated financial statements under the standards of the PCAOB. This review included a discussion with management and the independent registered public accounting firm about the quality (not merely the acceptability) of the Company's accounting principles, the reasonableness of significant estimates and judgments, and the disclosures in the Company's financial statements, including the disclosures relating to critical accounting policies.

In reliance on the review and discussions described above, we recommended to the Board of Directors, and the Board approved, that the audited consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2025 for filing with the SEC.

Audit Committee

Jan Siegmund (Chair)
Julie M. Cameron-Doe
Timothy P. Murphy
Milind Pant
Angela A. Sun
Solomon D. Trujillo



A Message from
Michael A. Miles, Jr.
Compensation and Benefits Committee Chair

Dear Fellow Stockholders:

Western Union proudly builds on a legacy of innovation and expanding access to financial services for people everywhere. As detailed in the CD&A, we are undergoing an evolution to transition Western Union into a digital-first, customer-centric company ready to meet the evolving growing demands of the global marketplace. Successfully navigating this transition depends on talented, experienced, and effective leadership. Our executive compensation program is purposefully designed to encourage and reward the performance and attract and retain the talent necessary for the success of this multi-year transition.

Stockholder Engagement & Responsiveness

As independent stewards, the Compensation Committee is dedicated to maintaining a balanced, competitive, and reasonable compensation program for our CEO and executive team. Our executive pay program reflects sound governance practices and aligns pay with driving Western Union's long-term success. We were disappointed with the support of 46% of the votes cast on our Say-on-Pay proposal at the 2025 Annual Meeting. We want to assure you that the Committee values feedback from our stockholders. In response to the Say-on-Pay result, we engaged in a robust engagement program to discuss with our stockholders their vote and hear from them on other concerns and topics (see "2025 Say-on-Pay Vote and Stockholder Engagement" on page 36). From our meetings with stockholders representing over 43% of our outstanding shares, we learned that the key factors impacting the 2025 Say-on-Pay vote were the above target annual equity grant for our CEO, concerns regarding pay-for-performance alignment and a desire for a better understanding of how our executive compensation program supports long-term stockholder value creation.

Based on your feedback, the Committee has taken actions to address these concerns, including:

• Approving no above target or one-time awards to our CEO in 2025 (and no such increase or awards have been made or are anticipated in 2026).

• Adjusting our short- and long-term incentive programs for 2026 to eliminate overlapping performance metrics.

• Enhancing proxy disclosures to provide more business context, detail on Committee decisions, and a scorecard format highlighting performance against targets.

We are confident that these changes, among others, directly reflect your feedback and enhance our executive compensation program and related disclosures. Our primary goal remains to reward performance and align compensation with shareholder results. This commitment is demonstrated by the following compensation results and program features and outcomes:

 **92%**

of the CEO's compensation opportunity is performance-based and at-risk; for other NEOs, the average is 78%, with performance-based compensation directly tied to value-creating metrics.



Target compensation for executives is set near the peer group median while actual pay is determined by performance against goals and stockholder value creation.

 **~34% less**

The CEO's three-year average realized compensation was ~34% less than the compensation awarded, reflecting alignment with changes in our stock price and stockholder returns.

Executive Compensation Alignment with Strategy Execution

The CD&A provides further details about how our executive compensation programs support execution of our Beyond strategy and our evolving value proposition. The Compensation Committee has focused on aligning incentives with the multi-year investments we are making in pricing, products, and technology to strengthen Western Union's market-competitive position. At our 2025 Investor Day, we highlighted our progress in growing digital customers and transactions and improving the end-to-end customer experience. Our program is designed to reinforce that trajectory by tying pay outcomes to key financial, strategic, and customer-centric metrics, as well as broader transformation milestones. This design helps ensure that executive compensation is aligned with value-creation for our employees, the customers who rely on Western Union every day and, most importantly, our stockholders. For a more detailed discussion of the ambitious, measurable goals we have set for 2028 as part of our Beyond strategy, see "Business Overview and 2025 Performance Highlights" on page 39.

We are grateful for your support of our Say-on-Pay proposal.

Michael A. Miles Jr.

Michael A. Miles, Jr.
Compensation and Benefits Committee Chair

Compensation Discussion And Analysis

This Compensation Discussion and Analysis ("CD&A") describe our 2025 executive compensation program and how the Compensation and Benefits Committee ("Compensation Committee" or "Committee") determined the compensation of each of our NEOs. The information provided should be read together with the information presented in the "Executive Compensation" section of this Proxy Statement.

Our Named Executive Officers (NEOs):



NAME	PRINCIPAL POSITION
Devin B. McGranahan	President and Chief Executive Officer
Matt Cagwin	Executive Vice President, Chief Financial Officer
Benjamin Hawksworth	Executive Vice President, Chief Operating Officer
Giovanni Angelini	President, Europe, Middle East and Africa
Benjamin Adams	Executive Vice President, Chief Legal Officer

Compensation Section Roadmap



A Message from Compensation and Benefits Committee Chair Shares Committee's perspective on 2025 performance and its impact on compensation outcomes	Page 34
2025 Say-on-Pay Vote and Stockholder Engagement Discussion of the 2025 Say-on-Pay vote, Stockholder engagement, and the Committee's actions in response	Page 36
Business Overview and 2025 Performance Highlights	Page 39
How We Determine Executive Compensation Outlines the Company's compensation philosophy and overall executive compensation framework. Explains how the pay programs are designed to align compensation with performance, including the Committee's rationale behind 2025 NEO compensation decisions	Page 41
2026 Compensation Program Design Previews changes to drive our Beyond strategy	Page 56
Other Elements of Compensation Describes other elements of the executive compensation program and the Company's governance policies and practices	Page 58
Executive Compensation Tables	Page 63

2025 Say-On-Pay Vote And Stockholder Engagement

Robust Stockholder Outreach in Consideration of 2025 Say-on-Pay Vote

Management and the Compensation Committee Chair regularly engage with stockholders to better understand their perspectives on the Company's executive compensation program, the Say-on-Pay vote, and our related disclosures. Feedback from these engagements directly informs the Compensation Committee's and the Board's decision-making processes and plays an important role in shaping our compensation program and disclosure approach. The Board values an open dialogue with our stockholders and believes that regular communication with our stockholders and other stakeholders is a critical part of enabling our long-term success.

Our annual Say-on-Pay proposal has historically received strong support, with an average approval level of approximately 94% from the inception of Say-on-Pay through the 2024 Annual Meeting. At our 2025 Annual Meeting, we received support from approximately 46% of the total votes cast on our Say-on-Pay proposal, well below our historical and desired support levels.



In 2025, stockholder engagement continued to be a priority of the Board, and particularly for the Compensation Committee, as illustrated by the following:

Reached Out:
36
Largest Stockholders
(70% of Shares Outstanding)

Expansive Outreach

13 Stockholders Accepted
Approximately 43% of shares outstanding

Board-Led Process

Compensation Committee Chair
Attended 92% of the meetings

Depth of Engagement

Topics Discussed
Company Strategy, Board Oversight, Executive Compensation, Succession Planning
(see below for actions taken)

Stockholder Input Driving Compensation Design

While we maintain an ongoing stockholder engagement program and have a strong track record of incorporating investor feedback into our deliberations and actions, we used this year's engagement process as an opportunity to further expand the scope of our outreach. Our goal was to ensure we fully understood the factors underlying stockholder voting decisions. While perspectives varied, we appreciated that most stockholders expressed support for our pay for performance approach, with concerns largely focused on last year's above target grant to our CEO that was viewed by some stockholders as a one time award. We acknowledge this feedback and remain committed to maintaining disciplined and transparent executive pay practices. A consistent theme across our engagements was a desire for greater insight into specific elements of our compensation program, which we outline below.

	Investor Perspectives and Priorities	The Committee's Response
ENHANCED DISCLOSURE	**One-Time Awards** The CEO's 2024 compensation included an above target LTI grant of stock options that some stockholders viewed as a "one-time" grant. Predominant driver of votes against Say-on-Pay vote at our 2025 Annual Meeting	• While the Committee intended this compensation as an above target grant within the framework of the current compensation plan, we recognize and appreciate stockholder feedback that this constituted a one-time grant. • No similar compensation was awarded in 2025 or 2026. Going forward, the Committee will avoid any similar compensation barring extraordinary circumstances.
	Pay-for-Performance Alignment Executive compensation has not been aligned with shareholder returns. Total CEO Realized Pay Tables, page 42 Business Context, page 39 Performance Scorecard, page 48 Expanded Goal Disclosures, page 44	• Redesigned CD&A with enhanced disclosures to highlight the strong alignment between stockholder returns and realized compensation. • Note that 2025 annual incentive payments were significantly below target. • Exercised negative discretion and reduced the CEO's annual incentive payout by an additional 30% to acknowledge that, while significant progress has been made to advance our transformation initiatives, further efforts are necessary.
STRUCTURAL CHANGES	**Enhanced Disclosure on Performance Metrics** The 2024 incentive plans included a performance target for negative revenue growth. Some stockholders expressed a desire to see metrics and targets disclosed and the rationale for them explained in better detail. Business Context, page 39 Expanded Goal Disclosures, page 44	• The negative revenue targets were set to adjust for a temporary spike in revenues caused by 2023 Iraq Central Bank policy changes. The Committee exercised negative discretion in 2023 to prevent management from benefiting from this one-time unanticipated event. Absent this adjustment the target would not have been negative. • See enhanced disclosures throughout the CD&A.











 

Investor Perspectives and Priorities	The Committee's Response



STRUCTURAL CHANGES

Overlapping Performance Metrics

The STIP and LTIP both include revenue as a performance metric raising concerns about "overlapping metrics."



2025 Plan Update, page 47

2026 Plan Preview, page 57

- For 2026, the Company has eliminated the overlapping metrics in the annual and long-term incentive programs.

- The revenue metric is only included in the annual incentive program, with an increased weighting to align the management team's focus on this core driver of stockholder value creation. (*See* preview of 2026 performance metrics summary on page 57.).

One-Year Performance Periods

Use of one-year performance periods in the 3-year Long Term Incentive plan.

 2023 PSU Payout Chart, page 54

- Resetting goals annually in the LTIP reflects the realities of our business transformation taking place in a volatile environment. Over the last several years, the business has experienced one-time macro events that had an outsized impact on results, i.e., the COVID-19 pandemic, the Russian invasion of Ukraine, and Iraq Central Bank policy changes.

- The design we have implemented avoids locking in targets which may prove too easy or impossible to attain because of macro impacts. This keeps the plan relevant to management for the full three years.

- The use of a three-year TSR modifier ensures alignment with shareholder returns over the life of the plan.

Business Overview and 2025 Performance Highlights

The Western Union Company is a global leader in providing fast, reliable, and convenient payment solutions to a diverse customer base which includes people and businesses in over 200 countries and territories. Western Union operates at scale in a dynamic regulatory environment and maintains a strong network of agents and client relationships worldwide. In recent years, the Company has embarked on a comprehensive multi-year transformation journey to reposition itself as a digital first, omni-channel financial services provider, responding proactively to evolving market demands and the needs of a diverse, global customer base.

The Right Leadership Executing on a High-Impact Strategic Transformation

In 2021, recognizing the need for renewed growth and competitiveness, the Board appointed Devin McGranahan as President and CEO. Under his leadership, Western Union accelerated its transition toward a digital-first model, leveraging the Company's robust retail presence to drive digital adoption and expand its services. The management team, in partnership with the Board, implemented decisive strategic initiatives — redeploying costs to modernize products and platforms, strengthening talent, and expanding into additional products and services, all while maintaining industry leading margins. These actions resulted in more than $150 million in cost redeployments in support of the Company's digital-first strategy, achieving these milestones two years ahead of schedule. These accomplishments have strengthened the Company's foundation for future growth.

Recruiting and motivating skilled, mission-driven individuals with diverse backgrounds is crucial, especially during times of change when business performance may fluctuate. Retaining key leaders and teams ensures stability, preserves institutional knowledge, and supports long-term value for our customers, employees, communities, and stockholders.

Financial and Operational Highlights

The impact of our transformation is evident in Western Union's recent performance, with key achievements reflecting a disciplined approach to capital allocation and a steadfast commitment to delivering value to stockholders. Over the past three years, the Company has:



Delivered Value To Stockholders
Returned $1.5 billion in dividends and share repurchases since end of 2022



Strengthened Balance Sheet
Resolved $500 million in tax obligations, while maintaining investment grade credit rating



Invested In The Future
Completed five strategic acquisitions, enabling 80% growth in Consumer Services revenue

Despite recent headwinds from macroeconomic conditions and declines in remittance activity, Western Union accomplished many of the strategic priorities laid out in our Evolve 2025 Strategy. The executive team drove a 400-basis-point improvement in the revenue growth rate since 2022, fueled by growth in the branded digital business and a 25% increase in branded digital customers. Consumer Services revenue grew by 80%, supported by product expansion and platform enhancements. While the Company did not meet its overall revenue target for 2025, it achieved its adjusted Earnings Per Share (EPS) goal, maintained industry-leading margins, completed five strategic acquisitions, and demonstrated strong operational discipline.

Aligning Executive Leadership with Long Term Shareholder Value

Looking ahead, Western Union is focused on driving long term growth and value creation through disciplined execution of the Beyond strategy — including accelerating digital innovation, expanding market presence, and advancing financial inclusion. The 2025 and 2026 executive compensation programs are structured to maintain our focus on aligning pay with performance and providing the Compensation Committee with effective tools to incentivize, reward, and retain the leadership talent necessary to execute the Company's strategy.

2025 Financial Highlights

$4.1B in GAAP Revenue

$4B in Adjusted Revenue[1]

$1.52 in GAAP EPS

$1.75 in Adjusted EPS

$530M Returned to Stockholders

$543.7M in Free Cash Flow[1]

100%+ in Adjusted Cash Flow Conversion[1]

2025 Strategic Highlights

Consumer Services GAAP Revenue Growth 32%

Consumer Services Adjusted Revenue Up 29%[1]

GAAP Operating Margin 19%

Adjusted Operating Margin 20%[1]

New Digital Customer Growth 20%

Branded Digital Revenue Up 7%[1] with Transactions Up 12%

Consumer Money Transfer (CMT) Transaction Growth (1)%

–

CMT Retention (17)%

–

For more information, see Western Union's Form 10-K for the fiscal year ended December 31, 2025 filed with the Securities and Exchange Commission (SEC) on February 20, 2026.

Footnotes:

(1) Please see our 2025 Annual Report on Form 10-K for more information regarding our performance. See Annex B of this Proxy Statement for a reconciliation of measures that are not based on accounting principles generally accepted in the United States ("GAAP") to the comparable GAAP measure.

 # How We Determine Executive Compensation

Our Executive Compensation Philosophy and Objectives

A critical component supporting the Company's transformation is Western Union's executive compensation philosophy, which is grounded in a pay for performance approach and directly ties leadership incentives to the achievement of strategic and financial objectives. The Compensation Committee's philosophy supports:

- **Pay for Performance:** A significant portion of executive compensation is at risk and contingent on achieving rigorous financial and strategic goals, with rewards earned for advancing the transformation strategy.
- **Transformation Strategy:** Performance metrics and incentives are directly tied to the strategic pillars of operational excellence, digital innovation, and market expansion, motivating executives to drive progress and deliver tangible results.
- **Stockholder Interest Alignment:** Long term incentives are structured to promote sustained value creation for stockholders, with vesting and payout levels based on both absolute and relative performance measures.

> **Our Executive Compensation Philosophy** The Compensation Committee believes the Company's executive compensation program should reward actions and behaviors that build a foundation for the long-term strength and performance of the Company, while also rewarding the achievement of short-term performance goals informed by the Company's strategy.

Our Objective	Guiding Principles
Align executive goals and compensation with stakeholders' interests	**Align Compensation with Stakeholders' Interests:** A significant portion of incentive pay is delivered in equity — with multi-year vesting provisions — to encourage executives to drive sustainable, meaningful results for our customers and the communities we serve and create value for our stockholders over the long term. **Principled Programs:** The Company maintains sound governance practices and structures compensation programs that are both transparent and understandable by our employees and stockholders. Programs are thoughtfully designed to reward results and deter undue risk-taking.
Attract, retain, and motivate outstanding executive talent	**Hire, Motivate, and Retain Top Talent:** Market-competitive total target compensation packages enable the Company to attract high-caliber individuals who are committed to the Company's mission and who possess diverse backgrounds, skill sets, and experiences. This is especially important during periods of transformation, when the business may move through periods of uneven performance. Retaining key leaders and team members through these transitional periods helps ensure continuity, preserves institutional knowledge, and positions the Company to deliver long term value for customers, the communities we serve, and our stockholders.

Our Objective	Guiding Principles
Pay-for-performance – Hold executives accountable and reward them for achieving financial, strategic, and operating goals	**Pay-for-Performance:** Pay is significantly performance-based and at-risk, and dependent on achievement of Company, business unit, and individual results. Incentive pay rewards our executives and holds them accountable for results relative to financial and strategic performance measures aligned with the Company's key business priorities while upholding our culture of ethics and compliance.

Following our discussions with stockholders during our stockholder engagement meetings after the 2025 Say-on-Pay, we made a number of enhancements to our executive compensation program to increase clarity, reinforce alignment with performance, and strengthen the link between compensation outcomes and measurable progress on strategic initiatives — including digital acceleration, diversification through consumer services growth, and retail stability.

⊙ Designing Our Performance Based Pay to Reflect Stockholders' Experience

The table below shows how the executive compensation program ties CEO actual pay to stockholder returns. Our CEO's three-year average realized compensation was ~34% less than the total compensation awarded, reflecting alignment with changes in our stock price and stockholder experience.



Total Shareholder Return is calculated based on the change in stock price plus the value of dividends paid during the measurement period. Awarded Pay differs from values disclosed in Summary Compensation Table, which conforms with SEC requirements. Realized Pay is defined as the sum of the base salary, awarded annual incentive and the long-term incentive award valued at closing stock price on 12/31/25 ($9.31), earned PSUs based on actual performance for the 2023 PSU awards, and estimated PSUs for the 2024 and 2025 PSU awards based on performance at target (100%). Dividends accrued or paid with respect to the PSU awards are excluded from Realized Pay.

 **Structuring Executive Compensation to Be Predominantly At Risk and Strategy Driven**

The Compensation Committee structured the 2025 executive compensation program so that performance based elements represent a significant majority of total compensation. As shown in the charts below, the program's core components, base salary, annual incentive awards, and long term incentive awards (PSUs, RSUs, and, for certain NEOs, stock options), reflect a strong pay for performance orientation, designed to drive long term stockholder value by emphasizing performance accountability, aligning executives with stockholder interests through equity ownership, and attracting and retaining the talent required to execute our strategy.

A key principle of the program is ensuring that senior leaders are aligned around common performance goals. On balance, 78%-92% of total compensation is performance based, comprised of 57%-77% long term incentives, 15%-21% in annual incentives, and 8%-22% in base salary.





Performance Metrics		Why It Matters
Annual Incentive Plan		
Total Company Adjusted Revenue	30%	**Financial Performance:** Drives performance against current year financial commitments that create value for our stockholders.
Adjusted Operating Income/EPS Matrix	20%	
Customer Retention	10%	**Strategic Focus:** Drives long-term goals directly linked to Beyond strategy targets, which supports sustainable stockholder value creation.
Digital Customer Growth	10%	
CMT Transaction Growth	10%	
Business Unit Goals*	20%	Ties portion of the annual incentive to areas where executives have the greatest impact on a day-to-day basis: • Regional Revenue and Contribution Profit • Non-Regional Operating Expense • Compliance/Enterprise Risk Management
Long-Term Incentive Plan		
Total Company Adjusted Revenue Growth	50%	Drives performance against our financial objectives and long-term goals directly linked to Beyond strategy targets that support sustainable stockholder value creation.
Consumer Services Adjusted Revenue Growth	25%	
Operational Efficiency	25%	
Three-Year Cumulative relative TSR		The use of a three-year TSR modifier adjusting results +/- 25% creates alignment with shareholder returns over the life of the plan.

Footnote: * Weighting of each Business Unit performance measure may vary based on region and/or function.

Equity Mix

60% PSU **+** **40%** RSU

Other NEOs Default Mix

60% PSU **+** **20%** RSU **+** **20%** Stock Options

CEO Equity Mix

 **Setting Robust Performance Goals Aligned to Our Strategy**

The Compensation Committee is responsible for setting our annual incentive and long-term incentive plan performance goals. At the beginning of each year, the Compensation Committee assesses the robustness and rigor of management's proposed performance goals, considering the following:

• prior year target performance goals and actual performance against those goals;

• alignment with our annual operating plans to effectively incentivize top-line growth, profitability and efficiency;

• alignment with our multi-year transformation strategy, considering where we are in this evolution and the actions needed to implement the next phase of this multi-year transformation;

• public commitments regarding our operational performance;

• expected market growth rates for our services;

• performance measures, compensation program designs, and performance results at direct competitors;

• the likelihood of achieving various levels of Company performance in consideration of macroeconomic factors for the relevant performance period; and

• the global complexity of our business and an uncertain macroeconomic environment.

Specifically, when setting performance targets for the 2025 annual incentive plan, the Compensation Committee carefully considered the broader business environment and management actions that appropriately prioritize sustainable stockholder value creation over immediate or short-term results, including:

Spotlight on Revenue Targets

Impact of Actions Taken to Improve Market Competitiveness for Our Products: When setting targets, it was important to recognize that although the Company's transformation strategy involves a significant transition from our traditional retail-focused model to a digital-first platform, retail still represents approximately 70% of our revenue, with yields remaining flat or declining. To better compete in the retail sector, management reduced yields closer to market levels. This move led to lower revenue. Notably, the Compensation Committee determined it was important to encourage the NEOs to make decisions that supported the business's long-term strategic position rather than focusing solely on immediate and short-term performance.

Impact of Expected Revenue Normalization in 2025: The 2025 goals reflected an expected normalization of revenue as compared to 2024 to recognize that 2024 results were positively impacted by an increase in Iraq revenues resulting from a change in policy by the Central Bank of Iraq in 2023, which had increased the demand for the Company's services. Factoring in this broader business context, our 2025 incentive targets were set at levels consistent with these circumstances and resulted in one performance target with declining revenue.

The Compensation Committee took these factors into consideration as part of its robust target setting process to set goals that would appropriately incentivize our executive officers to meet the Company's Board-approved 2025 annual operating plan and execute on our strategy by providing challenging but realistically achievable goals.

Market Comparison

For 2025, the Compensation Committee considered market pay practices when setting executive compensation but did not target percentile ranks of specific compensation elements or total target direct compensation against the market data. Instead, the committee used market data to assess the overall competitiveness and reasonableness of the Company's executive compensation program, considering:

- input from the Compensation Committee's independent compensation consultant around the competitive landscape, best practices, and compensation levels;

- each NEO's prior performance, tenure, and leadership, including leadership on transformation initiatives;

- the total compensation levels and mix paid to similarly situated executive officers at the Company; and

- Company, business unit, and individual performance.

Factors like market competition for a particular skill, the strategic importance of the executive's role, proven performance, experience, tenure, and leadership skills, inform the Compensation Committee's decision as to whether any element of compensation will be below, at, or even exceed the median. The Committee generally believes that increases in long-term equity incentive award values are an effective way to link executive compensation to long-term growth and stockholder value creation, and therefore, tends to reward high performance by increasing annual equity award values.

The Compensation Committee believes that the Company's executive compensation peer group should reflect similar-sized companies in the markets in which the Company competes for business, executive talent, and capital.

In 2024, Meridian Compensation Partners, LLC ("Meridian"), the Committee's independent compensation consultant, reviewed the Company's peer group for 2025 pay decisions. Based on Meridian's recommendations, the Compensation Committee updated the peer group as follows: (i) CME Group, Inc., Intercontinental Exchange, Inc., and Nasdaq were removed because of limited industry similarity and larger market capitalizations, while Discover Financial Services and Money Gram International, Inc. were removed due to M&A activity; and (ii) NCR Atleos Corporation and Rocket Companies, Inc. were added because they share industry characteristics as financial technology companies with comparable revenues to Western Union. The Committee also discussed the continued inclusion of Fiserv and eBay and determined to keep them in the peer group due to business comparability and overall balance. The median estimated revenues among all 2025 peers was $4.8 billion when the benchmarking peer group was approved.



2025 Peer Group

Bread Financial Holdings, Inc.	Fidelity National Information Services, Inc.	NCR Atleos Corporation
Broadridge Financial Solutions, Inc.	Fiserv, Inc.	Paychex, Inc.
Corpay, Inc.	Genpact Limited	Rocket Companies, Inc.
eBay Inc.	Global Payments Inc.	SS&C Technologies Holdings, Inc.
Euronet Worldwide, Inc.	Jack Henry & Associates, Inc.	WEX Inc.

Based on data compiled by Meridian at the time the peer group was established, the Company's revenues were between the 25th and 50th percentiles, above the 75th percentile in terms of percentage of total revenues outside of the U.S., and below the 25th percentile in terms of market capitalization.

Meridian compiled compensation information from publicly filed documents for each member of the peer group. The Compensation Committee also reviewed general industry compensation survey data for a broader perspective on market practices. Meridian provided data for companies with comparable revenues, sourced from third-party executive compensation surveys and publicly available peer group data.

2025 Compensation Decisions And Outcomes

2025 Total Compensation for NEOs



At a Glance

→ No changes to CEO target compensation for 2025

→ Mr. Hawksworth's compensation increased following his promotion to COO and expanded responsibilities. Messrs. Cagwin and Angelini received increases in their LTI awards, recognizing strong performance and broader roles while reinforcing stockholder alignment

→ None of the other NEOs received a 2025 adjustment to their target compensation as compared to 2024

The principal components of the Company's 2025 annual executive compensation program included base salary, an annual incentive award, and a long-term incentive award delivered in the form of Performance Stock Units (PSUs), Restricted Stock Units (RSUs), and, for certain NEOs, stock options. The chart below summarizes the total compensation awarded to each NEO during 2025, which was determined following a comprehensive evaluation of Company and business unit performance outcomes against pre-established performance metrics described on page 48, as well as individual achievements outlined below under the heading "Key Individual 2025 Accomplishments."

2025 Total Awarded Compensation Relative to Target Compensation

EXECUTIVES (in $100)	Devin McGranahan	Matt Cagwin	Benjamin Hawksworth[1]	Giovanni Angelini[2]	Benjamin Adams
► Base Salary	1,000	575	550	529	450
Annual Incentive Plan (AIP) Target	1,800	575	492	529	405
► Annual Incentive Plan (AIP) Award[3]	479	284	201	201	150
Long-Term Incentive Target	9,500	2,350	1,100	1,000	1,060
► Long-Term Incentive Award[3]	9,500	2,585	1,375	1,150	1,060
2025 Total Awarded Compensation	10,979	3,444	2,126	$1,880	1,660
2025 AIP Determination 2025 LTI Determination	Page 49 Page 53	Page 50 Page 53	Page 50 Page 53	Page 51 Page 53	Page 51 Page 53

Footnotes:

(1) Mr. Hawksworth's total compensation was increased to reflect his promotion and expanded responsibilities and relevant peer group market data. His salary is annualized with prorated 2025 incentive payouts. He also received a promotion award of $500,000, which was delivered as 50% RSUs and 50% PSUs, subject to the same vesting terms as the annual 2025 long-term incentive program awards.

(2) Mr. Angelini's salary and annual incentive are denominated in U.S. dollars but paid to Mr. Angelini in euros, based on a conversion rate of 1.1713 (EUR 451,630 x 1.1713 = $528,995).

(3) AIP Award is the amount paid in March 2026 based on 2025 performance. Long-Term Incentive Award is the grant made in February 2025.

Base Salary

Our philosophy is that base salaries should meet the objectives of attracting and retaining the executives needed to lead the business. Base salary is a fixed compensation component payable in cash. Mr. Hawksworth's salary was increased from $500,000 to $550,000 in recognition of his expanded responsibilities as Chief Operating Officer. No other NEOs received salary increases for 2025.

Annual Incentive Plan (AIP) Design And Decisions

2025 Annual Incentive Compensation for NEOs



At a Glance

→ Overall business results did not fully meet expectations in 2025 due to headwinds in the Americas and slower uptake in our Branded Digital business.

→ Several achievements contributing to our results, including strategic partnerships with UrPay and Barq; winning exclusivity with the UK Post, and Kroger; Europe reigniting growth; and most of the functional teams becoming more efficient.

→ As a result, annual incentive results are below target and do not yet reflect the revenue and transaction growth we expect to achieve going forward. Notably, the Committee exercised negative discretion and reduced the CEO's payout by an additional 30% to acknowledge that, while significant progress has been made to advance our transformation initiatives, further efforts are necessary to drive desired performance outcomes.

All executive officers were eligible to receive a cash award under the 2025 annual incentive plan, which is designed to motivate and reward executives for short-term performance measured against the pre-established goals tied to our financial and strategic operating plan as outlined above. The following formula illustrates the calculation of the annual incentive plan payouts, subject to a 200% maximum payout and no payout if performance is below threshold. The individual modifier can adjust annual incentive award payouts +/- 25% for all executives except for our CEO. The modifier serves to incentivize exceptional performance against pre-established individual strategic goals. For 2025, these goals focused on leadership impact, as measured across areas such as customer focus, employee engagement, talent management, and individual objectives and key performance indicators.

2025 Annual Incentive

Annual Incentive Target
(% of Salary)



Company/Business Unit Performance
(Financial, Strategic, BU)



Individual Modifier
+/-25%



Annual Incentive Award for 2025
(200% max payout limit)



Spotlight on Revenue Targets

Revenue Growth: Increased weighting in 2025 annual incentive plan for Adjusted Revenue goal to 30% from 20% and made a corresponding reduction to the Adjusted EPS measure.

Balance Income Growth and Expense Management: Implemented a performance grid in the annual incentive plan measuring Adjusted Operating Income and Adjusted EPS to balance income growth and effective expense management.

2025 Compensation Decisions And Outcomes

		Weight	**PERFORMANCE TARGET** Target	**2025 ANNUAL INCENTIVE OUTCOMES** Actual	Incentive Outcomes	
FINANCIAL	Adjusted Revenue Growth (%)[1]	30%	(1%)	(4.7%)	0%	● below threshold
	Adjusted Operating Income/EPS Matrix (%)[2]	20%	$810M $1.80	$791M $1.75	0%	● below threshold
STRATEGIC	CMT Retention (bps increases)[3]	10%	40 bps	(17) bps	0%	● below threshold
	New Digital Customer Growth[4]	10%	8%	20%	200%	● at maximum
	Total CMT Transaction Growth[5]	10%	3.5%	(1.4%)	0%	● below threshold
BUSINESS UNIT	Regional Adjusted Revenue Functional Operating Expense Regional Contribution Profit Compliance Enterprise/ Risk Management	20%	Targets and Payouts Vary By Business Units		13% - 23%	
TOTAL					**33% - 43%** (38% on average)	

Footnotes:

(1) Adjusted Revenue Growth: Publicly disclosed adjusted revenue vs. prior year. Adjusted revenue is GAAP revenue less currency impact, impact of Argentina inflation during hyperinflationary periods and unplanned material acquisitions and dispositions. Revenue target was set at (1)% due to impact of Iraq revenues reverting back to normalized levels in Q2 2024.

(2) Adjusted Operating Income/EPS Matrix: Generally aligned with publicly disclosed Adjusted Operating Profit and adjusted EPS. Adjusted Operating Income and Adjusted EPS is GAAP adjusted for restructuring/severance charges, and significant unusual items. Additionally, the impact of share buyback and taxes versus plan is limited to +/- $0.03.

(3) CMT Retention Rate: Number of returning Consumer Money Transfer (CMT) send customers that were active send customers in prior 12 months, excluding Iraq.

(4) New Digital Customer Growth: Number of active cross border digital send customers that are new to franchise or segment or reactivated after being dormant for 12 months or more.

(5) CMT Transactions Growth: Year over year growth in the total number of CMT transactions.

Key 2025 Accomplishments

For our NEOs, excluding the CEO, the individual performance modifier is set after evaluating their performance against pre-established strategic goals that emphasize leadership impact. These goals include areas like customer focus, employee engagement, talent management, and key performance indicators. To determine each NEO's individual performance modifier, the Compensation Committee follows a thorough review process: the CEO provides recommendations based on each NEO's performance, and the Compensation Committee then assesses these results against the initial goals. For 2025, the Compensation Committee considered the collective achievements of the NEO team that contributed to key successes for the Company. It also considered the Company's overall performance. After this evaluation, the Compensation Committee approved individual performance modifiers for the NEOs (other than the CEO) within a range of 100% to 115%. Performance highlights for the NEOs, as noted by the Compensation Committee in making the 2025 pay decisions, are outlined below.



Devin B. McGranahan

President and Chief Executive Officer

Mr. McGranahan's annual incentive award is determined by overall Company performance, utilizing the weighted average of business unit payouts across all regions, functions, and products, and is typically not adjusted for individual performance.

Following a comprehensive assessment of performance and outcomes for 2025, the Compensation Committee exercised negative discretion and determined to reduce Mr. McGranahan's annual incentive award by an additional 30%. This decision reflects an acknowledgment that, although substantial progress has been achieved in our transformation efforts, further work remains.



$1,800,000

X

38%
Company & Business Unit Performance

$478,800
(30% ▼)
Performance-based incentive

Target AIP   **AIP FY25 Payout**



Matt Cagwin

Executive Vice President,
Chief Financial Officer

Key Individual Accomplishments

- Drove initiatives that improved free cash flow by over $90 million.

- Led agent renewal processes and negotiations for several strategic agents, worth over $100 million in annual revenue.

- Directed initiatives that improved EPS by over $0.20.

- Strengthened M&A processes and pipeline, including completing five deals in 2025 with the largest deal, Eurochange, beating our business case by 5%.

- Strengthened finance leadership team with the addition of a new Chief Accounting Officer, Head of FP&A, and Treasurer.



$575,000

43% Company & Business Unit Performance X 115% Individual Performance Modifier

$284,300 Performance-based incentive

Target AIP   AIP FY25 Payout



Benjamin Hawksworth

Executive Vice President,
Chief Operating Officer

Key Individual Accomplishments

- Restructured technology delivery and optimized technology vendor network, delivering $23 million in 2025 savings, and up to $100 million over the next five years.

- Replaced and retired legacy technologies and consolidated to one global platform across our retail business.

- In his new role as COO, he re-imagined end-to-end processes to maximize delivery effectiveness across technology, product, and operations. Delivered material reductions in collective operational expense.

- Recruited strong talent in several critical areas.



$491,700

39% Company & Business Unit Performance X 105% Individual Performance Modifier

$201,300 Performance-based incentive

Target AIP   AIP FY25 Payout



Giovanni Angelini

President, Europe, Middle East and Africa

Key Individual Accomplishments

- Expanded digital wallet capabilities in Saudi Arabi with key partnership agreements with UrPay and Barq.

- Signed new exclusive deal with Deutsche Post, Europe's largest postal network, and agreed on exclusivity terms with the Post Office Ltd., the UK's largest retail network, to expand and improve money remittance network.

- Completed acquisitions of Eurochange, a leading UK travel money retailer, and Ucambio, a travel money provider in Germany.

- Activated a new payment partner in Africa, AZA Finance.

- Appointed a new regional leadership in the APAC and Middle East, Afghanistan, and Pakistan (MEPA) regions.

- Established dedicated product organizations in these regions to execute a digital-first strategy anchored in proprietary wallet capabilities.



$529,000
Target AIP

33% Company & Business Unit Performance **X** 115% Individual Performance Modifier

$200,800
Performance-based incentive

AIP FY25 Payout



Benjamin Adams

Executive Vice President, Chief Legal Officer

Key Individual Accomplishments

- Reduced potential adverse impacts of the Federal Remittance Tax and improved operational and compliance clarity for implementation.

- Spearheaded Western Union's digital asset strategy, leading the Company's Stablecoin initiative and advancing the Company's innovation agenda.

- Delivered M&A initiatives to accelerate strategic progress in core markets, supporting the company's future growth and competitive positioning, including closing the Eurochange acquisition ahead of schedule, signing of the Intermex acquisition, and obtaining early HSR termination.

- Advanced critical global licensing initiatives in the EU, Philippines, and Australia, strengthening regulatory readiness and market expansion.



$405,000
Target AIP

37% Company & Business Unit Performance **X** 100% Individual Performance Modifier

$149,900
Performance-based incentive

AIP FY25 Payout

Long-Term Incentive Compensation Design And Decisions

2025 Long-Term Incentive Compensation for NEOs

At a Glance

→ The 2025 PSUs maintained the 2024 design but replaced the cost redeployment metric with an adjusted operating expense metric to better align with controllable expense management as a strategic priority.

→ The Committee approved modest increases for Messrs. Cagwin and Angelini to recognize strong performance and expanded roles, delivered entirely as long term incentives to reinforce stockholder alignment.

→ In February 2026, the Compensation Committee certified the final results for the 2023 PSUs at a 94% average payout over the three year period. Performance attainment was 125% and this was adjusted downward 25% based on the rTSR modifier, reinforcing alignment with shareholder experience.

A significant portion of each NEO's compensation depends upon the long-term value we create for our stockholders. Our equity-based long-term incentive program helps ensure realized compensation reflects changes in stockholder value over the long term, and helps us recruit, retain and motivate highly skilled executives.

The Company's long term incentive program is delivered through a mix of PSUs, RSUs, and stock options designed to drive long term value creation and support retention. PSUs, which represent 50%-60% of the opportunity, tie NEO compensation directly to strategic performance over a 2025-2027 period, with payouts ranging from 0%-200% based on annual metric attainment averaged over three years and further adjusted by a 75%-125% relative TSR modifier (capped at 200%). Dividend equivalent units accrue and are paid only if the underlying awards vest and NEOs must retain 50% of vested PSUs until ownership guidelines are met. RSUs comprise 30%-40% of the opportunity and vest in equal annual thirds, providing stable value linked to stock performance; dividend equivalents are payable only upon vesting, and NEOs must retain 50% of vested RSUs until ownership guidelines are met. Stock options, representing 0%-20% of the mix, deliver value only if the stock price appreciates above the grant date exercise price, vest in four annual installments, and have a 10 year term.



● Performance-based (PSU)
- Multi -year performance assessment. Results measured each year and averaged over three years to reinforce sustained performance.
- Final payouts adjusted by relative TSR modifier versus the S&P MidCap 400; capped at 200% to create appropriate pay outcomes.

Time-Based Awards (Multi-Year Vesting) ●
- RSU aligns with stockholders where values fluctuate based on stock price. Delivers retentive value by vesting in 1/3 increments annually.
- Stock Options will only have value if stock price appreciates from the grant date. Delivers retentive value by vesting in 1/4 annual increments.

2025 CEO LTI Mix — 60% PSU, 20% RSU, 20% Options

2025 Other NEOs LTI Mix — 50% PSU, 30% RSU, 20% Options
*Or default mix of 60% PSUs and 40% RSUs

After careful consideration of the factors set forth above under "How We Determine Executive Compensation," for 2025, the Compensation Committee approved long-term incentive awards for each NEO as shown in the Total Long-Term Incentive Award column in the table below.

EXECUTIVE	2025 LONG-TERM INCENTIVE AWARD ($000)	PERFORMANCE STOCK UNITS ($000)	RESTRICTED STOCK UNITS ($000)	STOCK OPTION ($000)
Devin McGranahan	9,500.0	5,700.0	1,900.0	1,900.0
Matt Cagwin	2,585.0	1,292.5	775.5	517.0
Benjamin Hawksworth*	1,375.0	825.0	550.0	–
Giovanni Angelini	1,150.0	575.0	345.0	230.0
Benjamin Adams	1,060.0	530.0	318.0	212.0

* Mr. Hawksworth's total compensation was increased with his promotion. He also received a promotion award of $500,000, which was delivered as 50% RSUs and 50% PSUs, subject to the same vesting terms as the annual 2025 long-term awards.

EXECUTIVE	2025 PSU WITH TSR MODIFIER AWARD OPPORTUNITY		
	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)
Devin McGranahan	267,858	535,715	1,071,430
Matt Cagwin	60,738	121,476	242,952
Benjamin Hawksworth	38,769	77,538	155,076
Giovanni Angelini	27,021	54,042	108,084
Benjamin Adams	24,907	49,813	99,626

2025 PSUs in Detail

The 2025 PSUs are designed to reinforce our Evolve 2025 Strategy by focusing on the performance areas considered most critical to our long term success. They reward meaningful progress in stabilizing revenue amid competitive pressures, expanding our consumer services business, and driving disciplined cost management through an updated adjusted operating expense metric. While the awards retain the core structure of the prior year's 2024 design, the Compensation Committee approved the below change to the financial performance measures in the program to strengthen the focus on the areas leaders can most directly influence.



Spotlight on 2025 Compensation Committee Actions

Controllable Expense Management: Replaced cost redeployment metric in 2025 PSUs with an Adjusted Operating Expense metric.

2025 Performance Share Units (2025-2027)

| **PSUs Awarded** (# shares) |  | **Performance Attainment %** (average of 3 years) |  | **TSR Modifier** (3yr TSR, S&P MidCap 400 Index) (75%-125% range) |  | **PSU Payout** (# shares) |

Aligned with our long standing approach, goals are set and measured annually to remain responsive to changing market conditions, with payouts based on the average of each year's results and adjusted by a three year relative TSR (rTSR) modifier. The awards vest only after the full three year period, keeping executives closely aligned with the Company's long term performance and stockholder value creation.

At the conclusion of the three-year vesting period, the Company's three-year Total Shareholder Return (TSR) rank is measured against the S&P MidCap 400 Index. The Company's resulting percentile rank (rTSR rank) results in a payout modifier between 75% and 125%. rTSR rank between the 25th and 75th percentile of the S&P MidCap 400 Index will be interpolated linearly (i.e., +/- 1% change from the 50th percentile), such that rTSR results for the 50th percentile performance will not result in the application of any TSR modifier and rTSR results for 60th percentile performance would result in the application of 110% of the TSR modifier.

2023 PSU Award Vesting And Performance

In February 2026, the Compensation Committee certified the below performance results related to the PSU awards granted in 2023, with a 3-year average performance attainment of 125% based on performance against the pre-established goals, and a modifier of 75% based on the Company's rTSR over the performance period (relative to the S&P 500 Index, which ranked in the 16th percentile).



Year 1 (2023)

146% Attainment

2023 Performance

Adj. Revenue Growth = (2.6)%	46% attained
Other Revenue Growth = 16.5%	50% attained
Operational Efficiency = $50M+	50% attained

Year 2 (2024)

129% Attainment

2024 Performance

Adj. Revenue Growth = (3.0)%	62% attained
Adj. Consumer Services Revenue Growth = 15%	34% attained
Operational Efficiency = $60M+	33% attained

Year 3 (2025)

100% Attainment

2025 Performance

Adj. Revenue Growth = (4.7)%	0% attained
Adj. Consumer Services Revenue Growth = 29%	50% attained
Operational Efficiency = $100M	50% attained

125% 3-Year Average Performance Attainment

×

75% TSR Modifier Ranked 16th Percentile

=

94% Overall Payout 2023-2025 PSU

	Adj. Revenue Growth[1] (50% weighted)	Other Revenue Growth[2], 2023 Adj. Consumer Services Revenue Growth, 2024-2025 (25% weighted)	Operational Efficiency[3], 2023-2024 Adj. Operating Expense[4], 2025 (25% weighted)
2023	Threshold = (5)% Target = (1)% - 1% Max = 2%	Threshold = 7% Target = 10% Max = 13%	Threshold = $20M Target = $30M Max= $40M
2024	Threshold = (7%) Target = (4%) Max = 0%	Threshold = 9% Target = 12% Max = 22%	Threshold = $20M Target = $45M Max = $90M
2025	Threshold = (3%) Target = (1)% Max = 3%	Threshold = 5% Target = 10% Max = 20%	Threshold = $30M Target = $60M Max = $90M

Footnotes:

(1) Adjusted Revenue Growth: Publicly disclosed adjusted revenue vs. prior year. Adjusted revenue is GAAP revenue less currency impact, impact of Argentina inflation during hyperinflationary periods and unplanned material acquisitions and dispositions. Revenue target was set at (1)% due to impact of Iraq revenues reverting back to normalized levels in Q2 2024.

(2) Other Revenue Growth/Adjusted Consumer Services Revenue Growth: Aligned with publicly disclosed adjusted revenue. Adjusted revenue is GAAP revenue less currency impact and Argentina inflation during hyperinflationary periods. Includes revenue from bill payment services, money order services, travel money services, check acceptance services, media network, prepaid cards, lending partnerships, and digital wallets.

(3) Operational Efficiency: Operational efficiencies are cost savings versus run rate, including real estate optimization, procurement savings, reallocation of head-count, marketing efficiencies, technology efficiencies, operations efficiencies, etc.

(4) Adjusted Operating Expense Year Over Year Savings: Adjusted Operating Expenses (OPEX) ex agent commissions is GAAP OPEX adjusted for foreign currency changes, Argentina inflation, restructuring/severance charges, significant unusual items, amortization of acquisition intangibles, acquisitions/dispositions and activities that move costs between OPEX and non-operating expenses.

Based on the performance percentage and the rTSR modifier, our NEOs received the following payouts with respect to their 2023 PSUs.

EXECUTIVE	2023 PSUs AWARDED(#)	PERFORMANCE	2023 PSUs EARNED (#)*
Devin McGranahan	429,541		403,771
Matt Cagwin	95,911		90,157
Benjamin Hawksworth	N/A	X 94% =	N/A
Giovanni Angelini	37,473		35,226
Benjamin Adams	57,993		54,516

Footnotes:

*The number of PSUs earned is calculated at the tranche level, resulting in slight differences due to rounding.

2026 Compensation Program Design

We are Charting a Path Towards Delivering Exceptional Returns for Our Stockholders

In November 2025, Western Union unveiled its Beyond strategy. This strategy is focused on leveraging the Company's global retail network and expanding digital platforms to offer a broader suite of financial products and services. The strategy continues to diversify Beyond retail remittances, focusing on digital innovation, the expansion of consumer financial services, and the modernization of our payment infrastructure, including the development of digital wallets and a USD-denominated stablecoin. These initiatives are designed to enhance customer experience, promote financial inclusion, and position Western Union as a diversified, digital-first enterprise.



As Western Union advances its strategy to reach these objectives, the Company is investing in innovation, modernizing its payments platform, expanding its Consumer Services offerings, strengthening its footprint in key markets, and embedding a more efficient operating model. These efforts reinforce business resilience, leverage the strength of the Western Union brand, and harness the value of the Company's global network.

We believe we are executing a clear strategy designed to drive durable growth and create exceptional long term returns for our stockholders. To measure our progress and keep ourselves accountable, the Company has set ambitious, measurable goals that reflect both our strategic priorities and the confidence we have in our long term trajectory:

	Growing through Branded Digital and Consumer Services	Growing revenue by 20% to $5B in 2028	Growing adjusted EPS by 30% to $2.30 in 2028	Delivering $1.7B in Free Cash Flow over next 3 years

These goals reflect our commitment to disciplined execution, operational excellence, and an unwavering focus on delivering results that matter to our customers, employees, stockholders, and other stakeholders.

Aligning 2026 Executive Compensation With Long Term Value Creation

Guided by this framework and in response to common themes heard during our stockholder engagement meetings, the Compensation Committee approved a series of design enhancements intended to better align incentive structures with our Investor Day targets and Beyond strategy, simplify the program to improve transparency and line of sight, and reinforce our pay for performance philosophy centered on delivering long term stockholder value. The updated design incorporates key performance indicators that closely track progress across our most critical growth drivers, including Account Payment Network expansion, Digital Transaction growth, and Consumer Services performance. We have also removed the duplicative revenue metrics, reduced the number of metrics in both programs, and have re-assigned the metric weightings. Together, these refinements strengthen the connection between management's decisions, our strategic priorities and the value ultimately delivered to our stockholders. We remain committed to enhancing the clarity and transparency of our disclosures and welcome readers to review next year's proxy statement, where we intend to provide information on our continued progress.

Performance Metrics		Why It Matters
Annual Incentive Plan		
Total Company Adjusted Revenue Growth	40%	**Financial Performance:** Drives performance against current year financial commitments that create value for our stockholders.
Account Payout Network Transaction Growth	10%	**Strategic Focus:** Drives long-term goals directly linked to Beyond strategy targets, which supports sustainable stockholder value creation.
Branded Digital Transaction Growth	10%	
Consumer Services Adjusted Revenue Growth	10%	
Business Unit Goals	30%	Ties portion of the annual incentive to areas where executives have the greatest impact on a day-to-day basis: • Regional Revenue and Contribution Profit • Non-Regional Operating Expense • Compliance/Enterprise Risk Management
Long-Term Incentive Plan		
Adjusted Earnings Per Share	50%	Drives performance against our financial objectives and long-term goals directly linked to Beyond strategy targets that support sustainable stockholder value creation.
Adjusted Free Cash Flow	50%	
Three-Year Cumulative relative TSR		The use of a three-year TSR modifier adjusting results +/- 25% creates alignment with shareholder returns over the life of the plan.

Other Elements Of Compensation

We are Charting a Path Towards Delivering Exceptional Returns for Our Stockholders

To remain competitive with other employers and to attract, retain, and motivate highly talented executives and other employees, we provide the benefits listed in the following table to our U.S.-based employees:

BENEFIT OR PERQUISITE	NAMED EXECUTIVE OFFICERS	OTHER OFFICERS AND KEY EMPLOYEES	ALL FULL-TIME AND REGULAR PART-TIME EMPLOYEES
401(k) Plan	✓	✓	✓
Supplemental Incentive Savings Plan (a nonqualified defined contribution plan)	✓	✓	
Severance and Change-in-Control Benefits (Double-Trigger)	✓	✓	✓
Health and Welfare Benefits	✓	✓	✓
Limited Perquisites	✓	✓	✓

Retirement Savings Plans

The Company executives on U.S. payroll are eligible for retirement benefits through a qualified defined contribution 401(k) plan, the Incentive Savings Plan, and a nonqualified defined contribution plan, the Supplemental Incentive Savings Plan ("SISP"). The SISP provides a vehicle for additional deferred compensation with contributions from the Company. We maintain the Incentive Savings Plan and the SISP to encourage our employees to save some percentage of their cash compensation for their eventual retirement. The Compensation Committee believes that these types of savings plans are consistent with competitive pay practices and are an important element in attracting and retaining talent in a competitive market. Please see the 2025 Nonqualified Deferred Compensation Table in the "Executive Compensation" section of this Proxy Statement for further information regarding the Company's retirement savings plans.

Severance and Change-in-Control Benefits

The Company has an Executive Severance Policy for executive officers. The Executive Severance Policy helps accomplish the Company's compensation philosophy of attracting and retaining exemplary talent. The Compensation Committee believes it is appropriate to provide executives with the rewards and protections afforded by the Executive Severance Policy. In the event of a change-in-control, the Executive Severance Policy's severance benefits are payable only upon a qualifying termination within 24 months after the date of a change-in-control. Severance benefits under this policy are conditioned upon the executive executing an agreement and release that includes, among other things, non-solicitation and non-competition restrictive covenants and a release of claims against the Company.

Please see the "Executive Compensation—Potential Payments Upon Termination or Change-in-Control" section of this Proxy Statement for further information regarding the Executive Severance Policy, including the treatment of equity awards upon qualifying termination events or a change-in-control.

Employment Arrangements

The Company generally executes an offer of employment before an executive joins the Company. This offer describes the basic terms of the executive's employment, including his or her start date, starting salary, annual incentive target, and long-term incentive award target.

Under certain circumstances, the Compensation Committee recognizes that special arrangements with respect to an executive's employment may be necessary or desirable. For example, Mr. Angelini and a subsidiary of the Company are parties to an employment contract with respect to Mr. Angelini's employment with the Company. Employment contracts are a competitive market practice in Italy where Mr. Angelini resides, and the Compensation Committee believes the terms of this contract are consistent with those for similarly situated executives in Italy. The terms of Mr. Angelini's employment contract provide for (i) eligibility to participate in an annual incentive program and long-term incentive program and (ii) eligibility to participate in retirement, health, and welfare benefit programs on the same basis as similarly situated employees in this location. The employment contract with Mr. Angelini also includes non-competition, non-solicitation, and confidentiality provisions.

Benefits and Limited Perquisites

The Company's global benefit philosophy for employees, including executives, is to provide a package of benefits consistent with local practices and competitive within individual markets. While employed with the Company, each of our NEOs participates in the health and welfare benefit plans and fringe benefit programs generally available to all other Company employees in the individual market in which they are located.

The Company provided its NEOs with limited, yet competitive perquisites and other personal benefits such as the annual physical examination. Based on a comprehensive security assessment conducted by an independent security firm, the Board advised Mr. McGranahan to utilize the Company's leased aircraft for personal travel at the Company's expense, with Mr. McGranahan's spouse or other guests able to accompany him if the aircraft could accommodate additional passengers. The Company believes that the costs of this aircraft use are appropriate and necessary based on its security assessment. In certain of those cases, there was no additional aggregate incremental cost to the Company and, as a result, no amount is reflected with respect to those cases in the "2025 All Other Compensation Table."

The Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to NEOs.

Executive Compensation Governance Policies And Practices

Compensation Governance

Our Board oversees the goals and objectives of the Company and the CEO, evaluates succession planning with respect to the CEO and evaluates the CEO's performance.

The Compensation Committee oversees and approves Western Union's overall approach to compensation, including its executive compensation policies, plans, and awards, making sure these are consistent with company strategy and objectives. It gathers input from stockholders, management, and external advisors when necessary. The committee meets regularly during the year to assess both company-wide and individual performance, review tally sheets, track progress on incentive plan measures, evaluate market trends, and make decisions regarding compensation programs and executive awards, always aiming for alignment with company goals and shareholder interests. In addition, the committee upholds strict governance practices, including executive sessions, working with an independent compensation consultant, and conducting thorough risk reviews of all compensation programs.

During 2025, the Compensation Committee met five times. Mr. McGranahan, while not a member of the Compensation Committee, attends portions of each meeting to contribute to and understand the Compensation Committee's oversight of executive compensation. He does not attend portions of the meetings relating to his compensation. Our Executive Vice President, Chief People Officer, along with other key members of our human resources team, also attend most Compensation Committee meetings and provide the Compensation Committee with data, analyses, and perspectives on relevant market and industry trends.

Compensation Consultant

During 2025, Meridian continued to provide executive and director compensation consulting services to the Compensation Committee.

Meridian is retained by and reports directly to the Compensation Committee and participates in committee meetings. Meridian informs the committee on market trends, as well as regulatory issues and developments and how they may impact the Company's executive compensation program. Meridian also:

• Participates in the design of the executive compensation program to help the committee evaluate the link between pay and performance;

• Reviews market data and advises the committee regarding the compensation of the Company's executive officers;

• Reviews and advises the committee regarding outside director compensation; and

• Performs an annual risk assessment of the Company's compensation program, as described in the "Executive Compensation— Risk Management and Compensation" section of this Proxy Statement.

Meridian does not provide any other services to the Company. The Compensation Committee has assessed the independence of Meridian pursuant to the NYSE rules and the Company concluded that the work performed by Meridian for the Compensation Committee did not raise any conflict of interest.

Stock Ownership Guidelines

To align our executives' interests with those of our stockholders and to assure that our executives own meaningful levels of Company stock throughout their tenures with the Company, the Compensation Committee established the following stock ownership guidelines for our NEOs:



Position	Stock Ownership Guidelines
CEO	6x base salary
Other NEOs	3x base salary

Under the stock ownership guidelines, the executives must retain, until the required ownership guideline levels have been achieved and thereafter if required to maintain the required ownership levels, at least 50% of after-tax shares resulting from the vesting of RSUs, including PSUs. As of the record date, our NEOs all comply with their stock ownership and retention requirements.

WHAT COUNTS TOWARD THE GUIDELINE	WHAT DOES NOT COUNT TOWARD THE GUIDELINE
✓ Company securities owned personally	✗ Stock options
✓ Shares held in any Company benefit plan	✗ PSUs
✓ After-tax value of service-based restricted stock awards and RSUs	

Clawback Policies

In addition to the required Dodd-Frank Policy, the Company also maintains the Misconduct Clawback Policy, under which the Company may, in its discretion and subject to applicable law, "clawback" incentive compensation (including time-based equity awards) paid to certain officers of the Company if such officer engaged in detrimental conduct, as defined in the clawback policy, or if the executive officer engaged in conduct that is determined to have directly contributed to material compliance failures.

Compensation And Benefits Committee Report

The Compensation Committee has reviewed and discussed the Company's Compensation Discussion and Analysis with management and based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Proxy Statement and its Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

Compensation and Benefits Committee

Michael A. Miles, Jr. (Chair)
Martin I. Cole
Suzette M. Deering
Betsy D. Holden
Angela A. Sun

Executive Compensation

The following table contains compensation information for our NEOs for the year ended December 31, 2025 and, to the extent required under the SEC executive compensation disclosure rules, the years ended December 31, 2024 and December 31, 2023.

2025 Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($000)[1]	BONUS ($000)	STOCK AWARDS ($000)[2]	OPTION AWARDS ($000)[2]	NON-EQUITY INCENTIVE PLAN COMPEN-SATION ($000)[3]	CHANGE IN PENSION VALUE AND NON-QUALIFIED DEFERRED COMPEN-SATION ($000)	ALL OTHER COMPEN-SATION ($000)[4]	TOTAL ($000)
Devin McGranahan President and Executive Officer	2025 2024 2023	1,000.0 1,000.0 1,000.0	– – –	7,122.6 6,802.8 5,033.4	1,900.0 3,400.0 1,900.0	478.8 1,890.0 1,870.0	– – –	196.4 179.9 163.5	10,697.8 13,272.7 9,966.9
Matt Cagwin Executive Vice President, Chief Financial Officer	2025 2024 2023	575.0 566.7 525.6	– – –	1,923.5 1,616.4 1.386.9	517.0 475.0 –	284.3 621.0 635.3	– – –	49.3 49.4 193.2	3,349.1 3,328.5 2,741.0
Benjamin Hawksworth Executive Vice President, Chief Financial Officer	2025 2024 2023	510.4 N/A N/A	– N/A N/A	1,356.0 N/A N/A	– N/A N/A	201.3 N/A N/A	– N/A N/A	93.2 N/A N/A	2,160.9 N/A N/A
Giovanni Angelini[5] President, Europe, Middle East and Africa	2025 2024 2023	529.0 450.6 440.3	– 50.0 50.0	829.8 868.3 602.8	230.0 200.0 –	200.8 589.3 535.2	– – –	38.5 30.5 29.7	1,828.1 2,188.7 1,658.0
Benjamin Adams Executive Vice President, Chief Legal Officer	2025 2024 2023	450.0 450.0 450.0	– – –	864.2 760.4 797.6	212.0 212.0 –	149.9 449.6 423.2	– – –	93.2 113.1 128.7	1,769.3 1,985.1 1,799.5

Footnotes:

(1) Except with respect to salary adjustments in connection with promotions (or, in the case of Mr. Angelini, base salary increases in accordance with the local collective bargaining agreement to which he and similarly situated employees are subject), any salary adjustments are effective as of March of each reporting year. Mr. Cagwin received a salary increase in March of 2024.

(2) The amounts reported in these columns for 2025 represent equity grants to the NEOs under the 2024 Plan. The amounts reported in these columns are valued based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The amounts included in the Stock Awards column for the PSUs granted during 2025 are calculated based on the probable satisfaction of the performance conditions for such awards as of the date of grant. In accordance with FASB ASC Topic 718, the amount reported for 2025 is based on one-third of the full number of shares subject to the 2023, 2024 and 2025 PSUs for which the target financial performance goals were established in 2025. Assuming the highest level of performance is achieved for the 2023, 2024 and 2025 PSUs, the maximum value for the portion of the 2023, 2024 and 2025 PSUs reflected as 2025 compensation in this column under FASB ASC Topic 718 would be as follows ($000): Mr. McGranahan - $10,445.2; Mr. Cagwin - $2,296.1; Mr. Hawksworth - $1,097.9; Mr. Angelini - $969.8; and Mr. Adams - $1,092.7. Dividend equivalents with respect to the 2025 PSUs and 2025 RSUs will be paid to the extent the underlying PSUs and RSUs are earned. See Note 15 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the years ended December 31, 2025, 2024 and 2023, respectively, for a discussion on the relevant assumptions used in calculating the amounts reported for the applicable year.

(3) For 2025, the amounts reflect the actual cash bonus received under the Annual Incentive Plan.

(4) Amounts included in this column for 2025 are set forth by category in the 2025 All Other Compensation Table below.

(5) For purposes of this table, the actual salary and all other compensation paid in euros to or on behalf of Mr. Angelini during 2025 have been converted to U.S. dollars based on a conversion rate of 1.1713.

2025 All Other Compensation Table

NAME	PERQUISITES & OTHER PERSONAL BENEFITS ($000)[1]	COMPANY CONTRIBUTIONS TO DEFINED CONTRIBUTION PLANS ($000)[2]	INSURANCE PREMIUMS ($000)	TOTAL ($000)
Devin McGranahan	75.9	115.6	4.9	196.4
Matt Cagwin	–	47.8	1.5	49.3
Benjamin Hawksworth	78.5	14.0	0.7	93.2
Giovanni Angelini	22.2	–	16.3	38.5
Benjamin Adams	54.0	38.1	1.1	93.2

Footnotes:

(1) Amounts shown in this column for the NEOs consist of the following:
   • For Mr. McGranahan, consists of the incremental cost or valuation of personal jet usage. Based on a comprehensive security assessment conducted by an independent security firm, the Board advised Mr. McGranahan to utilize the Company's leased aircraft for personal travel at the Company's expense. Those personal travel expenses reported in this column were valued on the basis of the aggregate incremental cost to the Company and represent the amount accrued for payment or paid directly to the third-party vendor from which the Company leases corporate aircraft.
   • For Mr. Hawksworth, consists of a commuter allowance.
   • For Mr. Angelini, consists of a car allowance.
   • For Mr. Adams, consists of a commuter allowance.

(2) Amounts shown in this column represent contributions made by the Company on behalf of each of the NEOs, except for Mr. Angelini, to the Company's Incentive Savings Plan and/or the SISP.

2025 Grants Of Plan-Based Awards Table

NAME	GRANT DATE	APPROVAL DATE	ESTIMATED POSSIBLE PAYOUT UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1]		ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[2]			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK UNITS (#)[3]	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS (#)[4]	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/Sh)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($000)[5]
			TARGET ($000)	MAXIMUM ($000)[3]	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)				
Devin McGranahan			1,800.0	3,600.0							
	2/24/2025	2/23/2023			71,590	143,180	286,360				1,444.7
	2/24/2025	2/21/2024			74,219	148,438	296,876				1,692.2
	2/24/2025	2/19/2025			89,286	178,572	357,144				2,085.7
	2/24/2025	2/19/2025						178,572			1,900.0
	2/24/2025	2/19/2025							1,637,932	10.64	1,900.0
Matt Cagwin			575.0	1,150.0							
	2/24/2025	2/22/2023			15,985	31,970	63,940				322.6
	2/24/2025	2/21/2024			15,463	30,925	61,850				352.5
	2/24/2025	2/19/2025			20,246	40,492	80,984				472.9
	2/24/2025	2/19/2025						72,886			775.5
	2/24/2025	2/19/2025							445,960	10.64	517.0
Benjamin Hawksworth			491.7	983.4							
	2/24/2025	2/21/2024			7,162	14,323	28,646				163.3
	2/24/2025	2/19/2025			12,923	25,846	51,692				301.9
	3/7/2025	3/7/2025			3,586	7,172	14,344				90.8
	2/24/2025	2/19/2025						51,692			550.0
	3/7/2025	3/7/2025						21,515			250.0
Giovanni Angelini			500.0	1,000.0							
	2/24/2025	2/22/2023			6,246	12,491	24,982				126.0
	2/24/2025	2/21/2024			6,511	13,021	26,042				148.4
	2/24/2025	2/19/2025			9,007	18,014	36,028				210.4
	2/24/2025	2/19/2025						32,425			345.0
	2/24/2025	2/19/2025							198,276	10.64	230.0
Benjamin Adams			405.0	810.0							
	2/24/2025	2/22/2023			9,666	19,331	38,662				195.0
	2/24/2025	2/21/2024			6,901	13,802	27,604				157.3
	2/24/2025	2/19/2025			8,303	16,605	33,210				193.9
	2/24/2025	2/19/2025						29,888			318.0
	2/24/2025	2/19/2025							182,759	10.64	212.0

Footnotes:

(1) These amounts consist of the target and maximum cash award levels set in 2025 under the Annual Incentive Plan. The amount actually paid to each NEO is included in the Non-Equity Incentive Plan Compensation column in the 2025 Summary Compensation Table. Please see "Compensation Discussion and Analysis" for further information regarding the Annual Incentive Plan.

(2) These amounts represent the threshold, target and maximum PSUs granted under the 2015 Long-Term Incentive Plan (the "2015 Plan") for PSUs granted in 2023 and 2024 and the 2024 Plan for PSUs granted in 2025. As noted above, with respect to the 2023, 2024 and 2025 PSUs, the Compensation Committee establishes annual performance goals for each year of the three-year performance period at the beginning of each applicable year during the performance period. In accordance with FASB ASC Topic 718, reported in this table is one-third of the full number of shares subject to the 2023, 2024 and 2025 PSUs for which target financial performance goals were established in 2025. The 2023 PSUs vested on February 22, 2026 (or, in the case of Mr. McGranahan, February 23, 2026), the 2024 PSUs are generally scheduled to vest on February 26, 2027, and the 2025 PSUs are generally scheduled to vest on February 24, 2028 (and, in the case of Mr. Hawksworth, his promotion award of 50% PSUs and 50% RSUs on March 7, 2028), each subject to the achievement of financial performance metrics during the relevant performance period, and a payout modifier (ranging from 75% to 125%) for our TSR performance over the three-year performance periods. To determine vesting level for the 2023, 2024, and 2025 PSUs, financial results for the three-year performance period are averaged and then multiplied by the TSR payout modifier. The PSU award includes cash dividend equivalent rights entitling the recipient to cash dividend equivalents for dividends paid with respect to Company common stock subject to the award during the PSU vesting period, subject to the same vesting conditions as the underlying PSUs.

(3) These amounts represent RSUs granted under the 2024 Plan to the NEOs and which vest in three substantially equal installments on the first, second and third anniversaries of the grant date, provided that the NEO is still employed by the Company on the vesting date or as otherwise provided for pursuant to the Executive Severance Policy, the 2024 Plan or the underlying equity award agreement. Please see "Compensation Discussion and Analysis" for further information regarding these RSU grants. Each RSU award includes cash dividend equivalent rights entitling the recipient to cash dividend equivalents for dividends paid with respect to the Company common stock subject to the award during the RSU vesting period, subject to the same vesting conditions as the underlying RSUs.

Footnotes:

(4)   This amount represents stock options granted under the 2024 Plan to Messrs. McGranahan, Cagwin, Angelini, and Adams. These options were granted subject to vesting in 25% increments on each of the first through fourth year anniversaries of the date of grant, in each case, provided that the NEO is still employed by the Company on the vesting date or as otherwise provided for pursuant to the Executive Severance Policy, the 2024 Plan, or the underlying equity award agreement. Please see "Compensation Discussion and Analysis" for further information regarding these awards.

(5)   The amounts shown in this column are valued based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. In the case of the PSUs, in accordance with FASB ASC Topic 718, the aggregate grant date fair value computed for the 2023, 2024, and 2025 PSUs is based on one-third of the full number of shares subject to the applicable award for which target financial performance goals were established in 2025. The remaining portion of the 2024 PSUs and 2025 PSUs that will be linked to goals for subsequent years will be reported in the Grants of Plan-Based Awards Table for those years in which the goals are established. See Note 15 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2025 for a discussion of the relevant assumptions used in calculating the amounts.

2025 Outstanding Equity Awards At Fiscal Year-End Table

	OPTION AWARDS				STOCK AWARDS			
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($000)[1]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($000)[1]
Devin McGranahan	574,324 454,545 345,822 2,149,838	1,637,932[2] 1,722,974[3] 454,546[4] 115,274[5]	10.64 12.80 13.27 18.62 17.70	2/24/2035 2/26/2034 2/23/2033 2/24/2032 12/27/2031	178,572[7] 98,959[9] 47,727[11] 403,769[12]	1,662.5 921.3 444.3 3,759.1	296,876[13] 178,572[14]	2,763.9 1,662.5
Matt Cagwin	80,236	445,690[2] 240,710[3]	10.64 12.80	2/24/2035 2/26/2034	72,886[7] 37,110[9] 21,314[11] 90,156[12]	678.6 345.5 198.4 839.4	61,850[13] 40,492[14]	575.8 377.0
Benjamin Hawksworth	37,162	111,487[3]	12.80	2/26/2034	21,515[6] 51,692[7] 17,188[9] 19,562[10]	200.3 481.3 160.0 182.1	28,646[13] 25,846[14] 7,172[15]	266.7 240.6 66.8
Giovanni Angelini	33,784	198,276[2] 101,352[3]	10.64 12.80	2/24/2035 2/26/2034	32,425[7] 15,626[9] 8,446[8] 8,328[11] 35,225[12]	301.9 145.5 78.6 77.5 327.9	26,042[13] 18,014[14]	242.5 167.7
Benjamin Adams	35,811	182,759[2] 107,433[3]	10.64 12.80	2/24/2035 2/26/2034	29,888[7] 16,563[9] 12,888[11] 54,513[12]	278.3 154.2 120.0 507.5	27,605[13] 16,605[14]	257.0 154.6

Footnotes:

(1) The market value of shares or units of stock that have not vested reflects the closing stock price of $9.31 per share on December 31, 2025.

(2) These options were granted on February 24, 2025, subject to vesting in 25% increments on each of the first through fourth year anniversaries of the date of grant; provided that the executive is still employed by the Company on the applicable vesting date or as otherwise provided for pursuant to the Executive Severance Policy, the 2024 Plan or the equity award agreement.

(3) These options were granted on February 26, 2024, subject to vesting in 25% increments on each of the first through fourth year anniversaries of the date of grant; provided that the executive is still employed by the Company on the applicable vesting date or as otherwise provided for pursuant to the Executive Severance Policy, the 2015 Plan or the equity award agreement.

(4) These options were awarded on February 23, 2023, subject to vesting in 25% increments on each of the first through fourth year anniversaries of the date of grant; provided that the executive is still employed by the Company on the applicable vesting date or as otherwise provided for pursuant to the Executive Severance Policy, the 2015 Plan or the equity award agreement.

(5) These options were awarded on February 24, 2022, subject to vesting in 25% increments on each of the first through fourth year anniversaries of the date of grant; provided that the executive is still employed by the Company on the applicable vesting date or as otherwise provided for pursuant to the Executive Severance Policy, the 2015 Plan or the equity award agreement.

(6) Represents RSUs that are scheduled to vest in three substantially equal installments on the first, second and third anniversaries of the grant date commencing on March 7, 2025; provided that the executive is still employed by the Company on the vesting date or as otherwise provided for pursuant to the Executive Severance Policy, the 2024 Plan or the equity award agreement.

(7) Represents RSUs that are scheduled to vest in three substantially equal installments on the first, second and third anniversaries of the grant date commencing on February 24, 2025; provided that the executive is still employed by the Company on the vesting date or as otherwise provided for pursuant to the Executive Severance Policy, the 2024 Plan or the equity award agreement.

(8) Represents RSUs that are scheduled to vest in three substantially equal installments on the first, second and third anniversaries of the grant date commencing on October 2, 2024; provided that the executive is still employed by the Company on the vesting date or as otherwise provided for pursuant to the Executive Severance Policy, the 2024 Plan or the equity award agreement.

(9) Represents RSUs that are scheduled to vest in three substantially equal installments on the first, second and third anniversaries of the grant date commencing on February 26, 2024; provided that the executive is still employed by the Company on the vesting date or as otherwise provided for pursuant to the Executive Severance Policy, the 2015 Plan or the equity award agreement.

(10) Represents RSUs that are scheduled to vest in three substantially equal installments on the first, second and third anniversaries of the grant date commencing on September 8, 2023; provided that the executive is still employed by the Company on the vesting date or as otherwise provided for pursuant to the Executive Severance Policy, the 2015 Plan or the equity award agreement.

(11) Represents RSUs that vested on February 22, 2026, or, in the case of Mr. McGranahan on February 23, 2026.

(12) Represents PSUs that vested on February 22, 2026, or, in the case of Mr. McGranahan, February 23, 2026, based on the Company's revenue and operating margin performance, measured annually during the 2023-2025 performance period.

(13) Based on financial performance target attainment through 2025, the first and second tranches of the PSUs granted in 2024 which are scheduled to vest on February 26, 2027 are reported based on the achievement of target performance level. Additionally, excluded from this table are 148,437, 30,924, 14,323 , 13,021 and 13,802 PSUs (at target) for Mr. McGranahan, Mr. Cagwin, Mr. Hawksworth, Mr. Angelini, and Mr. Adams, respectively, with respect to the portion of the 2024 PSUs associated with performance goals to be established in 2026. To determine vesting level for the 2024 PSUs, results for the three-year performance period will be averaged and then multiplied by the TSR payout modifier.

(14) Based on financial performance target attainment through 2025, the first tranche of the PSUs granted in 2025 which are scheduled to vest on February 22, 2028 are reported based on the achievement of target performance level. Additionally, excluded from this table are 357,143, 80,984, 51,692, 36,028 and 33,208 PSUs (at target) for Mr. McGranahan, Mr. Cagwin, Mr. Hawksworth, Mr. Angelini, and Mr. Adams, respectively, with respect to the portion of the 2025 PSUs associated with performance goals to be established in 2026 and 2027. To determine vesting level for the 2025 PSUs, results for the three-year performance period will be averaged and then multiplied by the TSR payout modifier.

(15) Based on financial performance target attainment through 2025, the first tranche of the PSUs granted in 2025 which are scheduled to vest on March 7, 2028 are reported based on the achievement of the target performance level. Additionally, excluded from this table are 14,343 PSUs (at target) for Mr. Hawksworth, with respect to the portion of the 2025 PSUs associated with performance goals to be established in 2026 and 2027. To determine vesting level for the 2025 PSUs, results for the three-year performance period will be averaged and then multiplied by the TSR payout modifier.

2025 Option Exercises And Stock Vested Table

	OPTION AWARDS		STOCK AWARDS	
NAME	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($000)	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($000)
Devin McGranahan	–	–	267,634	2,853.5
Matt Cagwin	–	–	68,634	657.5
Benjamin Hawksworth	–	–	28,156	263.3
Giovanni Angelini	–	–	35,576	368.9
Benjamin Adams	–	–	49,133	485.8

2025 Nonqualified Deferred Compensation Table

NAME	EXECUTIVE CONTRIBUTIONS IN LAST FY ($000)[1]	REGISTRANT CONTRIBUTIONS IN LAST FY ($000)[2]	AGGREGATE EARNINGS/ (LOSS) IN LAST FY ($000)	AGGREGATE WITHDRAWALS/ DISTRIBUTIONS ($000)	AGGREGATE BALANCE AT LAST FYE ($000)[3]
Devin McGranahan	239.0	101.6	228.9	–	1,516.3
Matt Cagwin	554.3	33.8	229.0	–	1,867.5
Benjamin Hawksworth	–	–	–	–	–
Giovanni Angelini	–	–	–	–	–
Benjamin Adams	47.7	24.1	13.2	–	126.6

Footnotes:

(1)   These amounts represent deferrals of the NEO's salary and compensation received under the Annual Incentive Plan and are included in the "Salary" and "Non-Equity Incentive Plan Compensation" columns in the 2025 Summary Compensation Table.

(2)   These amounts are included in the "All Other Compensation" column in the 2025 Summary Compensation Table.

(3)   Amounts in this column include the following amounts that were previously reported in the Summary Compensation Table as compensation for 2023 (in $000): Mr. McGranahan - $214.8; Mr. Cagwin - $183.7 and for 2024 (in $000): Mr. McGranahan - $338.0; Mr. Cagwin - $684.2; and Mr. Adams - $40.5.

Incentive Savings Plan

We maintain a defined contribution retirement plan (the "Incentive Savings Plan" or "ISP") for our employees on United States payroll, including each of our NEOs other than Mr. Angelini. The ISP is structured with the intention of qualifying under Section 401(a) of the Internal Revenue Code. Under the ISP, participants are permitted to make contributions up to the maximum allowable amount under the Internal Revenue Code. For 2025, each participating NEO was eligible to receive a Company contribution equal to 4% of his eligible compensation.

Supplemental Incentive Savings Plan

We maintain a nonqualified supplemental incentive savings plan, the SISP, for certain of our employees on U.S. payroll, including each of our NEOs other than Mr. Angelini. Under the SISP, participants may defer up to 80% of their salaries, including commissions and incentive compensation (other than annual bonuses), and may make a separate election to defer up to 80% of any annual bonuses and up to 100% of any performance-based cash awards they may earn. The SISP also provides participants the opportunity to receive credits for matching contributions equal to the difference between the Company contributions that a participant could receive under the ISP but for the contribution and compensation limitations imposed by the Internal Revenue Code, and the Company contributions allowable to the participant under the ISP. Participants are generally permitted to choose from among the mutual funds available for investment under the ISP for purposes of determining the imputed earnings, gains, and losses applicable to their SISP accounts. The SISP is unfunded. Participants may specify the timing of the payment of their accounts by choosing either a specified payment date or electing payment upon separation from service (or a date up to five years following separation from service), and in either case may elect to receive their accounts in a lump sum or in annual or quarterly installments over a period of up to ten years. With respect to each year's contributions and imputed earnings, the participant may make a separate distribution election. Subject to the requirements of Section 409A of the Internal Revenue Code, applicable Internal Revenue Service guidance, and the terms of the SISP, participants may receive an early payment in the event of a severe financial hardship and may make an election to delay the timing of their scheduled payment by a minimum of five years.

Potential Payments Upon Termination Or Change-In-Control

Executive Severance Policy

In 2025, we maintained the Executive Severance Policy for the payment of certain benefits to senior executives, including each of our NEOs, upon termination of employment from the Company and upon a change in control of the Company. Under the Executive Severance Policy, an eligible executive will become eligible for benefits if (i) prior to a change-in-control or more than 24 months following a change-in-control, he or she is involuntarily terminated by the Company other than on account of death or disability or for cause, or (ii) on or within 24 months after a change-in-control, he or she is involuntarily terminated by the Company other than on account of death or disability or for cause, or he or she terminates employment voluntarily for "good reason" (which may arise from a material reduction in title or position, reduction in base salary or bonus opportunity or an increase in the executive's commute to his or her current principal working location of more than 50 miles without consent). Under the Executive Severance Policy, a change-in-control is generally defined to include:

• The acquisition by a person or entity of 35% or more of either the outstanding shares of the Company or the combined voting power of such shares, with certain exceptions;

• An unapproved change in a majority of the Board members within a 24-month period; and

• Certain corporate restructurings, including certain mergers, dissolution and liquidation.

The Executive Severance Policy provided for the following severance and change-in-control benefits as of December 31, 2025:

• A lump sum severance payment equal to the eligible executive's base salary as of their termination date (or, if applicable, the base salary in effect prior to a reduction under circumstances constituting good reason) multiplied by 1.0 (or, in the case of the CEO, 1.5), provided that in the case of an eligible executive who, as of their termination date, has been employed by the Company for six months or less, the amount of severance pay otherwise payable to such individual will be reduced to an amount equal to 0.5 multiplied by the eligible executive's base severance pay. However, in the event of a change-in-control termination, the eligible executive will be entitled

to receive an amount equal to 2.0 multiplied by the sum of the eligible executive's base salary plus the eligible executive's target bonus for the year in which the termination date occurs.

- A cash payment equal to the bonus which would have been paid to the eligible executive under the Annual Incentive Plan for the year in which the termination occurs, based on actual performance during such year and prorated based on number of days the eligible executive was employed during such year. No bonus will be payable unless the Compensation Committee certifies that the performance goals under the Annual Incentive Plan have been achieved for the year in which the termination occurs (except for eligible terminations following a change-in-control).

- A lump sum payment for medical and dental coverage equal to: (i) up to $18,000 for the CEO; (ii) up to $12,000 for all other eligible executives if they have been employed for more than six months; and (iii) up to $6,000 for all other eligible executives if they have been employed by the Company for six months or less.

- Outplacement benefits.

- With respect to awards made pursuant to the Company's applicable Long-Term Incentive Plan, if an eligible executive is involuntarily terminated without cause and no change-in-control has occurred, awards granted pursuant to our Long-Term Incentive Plan generally will vest on a prorated basis based on the period served during the vesting period.

- With respect to awards made pursuant to the Company's applicable Long-Term Incentive Plan, if an eligible executive experiences a qualifying termination of employment during the 24 month period following a change-in-control, then all time-vested awards will become fully vested and exercisable as of such termination date, and all performance-vested awards will become fully vested and exercisable effective as of the termination date based on the greater of target or actual performance (as estimated based on performance through the termination date).

- Any benefits triggered by a change-in-control are subject to an automatic reduction to avoid the imposition of excise taxes under Section 4999 of the Internal Revenue Code in the event such reduction would result in a better after-tax result for the executive.

The provision of severance benefits under the Executive Severance Policy is conditioned upon the executive executing an agreement and release which includes, among other things, non-competition and non-solicitation restrictive covenants, as well as a release of claims against the Company. These restrictive covenants vary in duration, but generally do not exceed two years.

Additionally, as noted earlier, Mr. Angelini is subject to an employment agreement. Under the terms of this agreement, upon an involuntary termination of employment, Mr. Angelini is required to receive any notice period required by applicable law or by the provisions of the National Collective Bargaining for executives of the Trade Sector in Italy or, to the extent permissible, to receive an indemnity in lieu of notice. Mr. Angelini's employment agreement further provides that in the event of his termination of employment, then for six months following this termination, he will be entitled to receive an indemnity equal to 30% of one month of base salary per month, provided that he complies with certain non-competition covenants set forth in his employment agreement during this period. Thirty percent (30%) of this indemnity is payable upon Mr. Angelini's termination of employment, with the remainder payable upon the expiration of the six-month period.

For each of the NEOs, we have quantified the potential payments upon termination under various termination circumstances in the tables set forth below. These tables assume that the covered termination took place on December 31, 2025.

Payments Upon Termination Or Change-In-Control Tables

Termination Following A Change-In-Control[1]

| NAME | SEVERANCE ($000)[2] | WELFARE BENEFITS ($000)[3] | LONG-TERM INCENTIVES[4] | | | DEU ACCRUAL ($000) | TOTAL ($000) |
			STOCK OPTIONS ($000)	PSUs ($000)	RSUs ($000)		
Devin McGranahan	6,078.8	18.0	–	13,132.4	3,028.1	3,040.6	25,297.9
Matt Cagwin	2,584.3	12.0	–	2,887.5	1,222.5	757.5	7,463.8
Benjamin Hawksworth	2,401.3	12.0	–	1,322.2	1,205.8	367.2	5,308.5
Giovanni Angelini	2,396.1	–	–	1,215.7	642.8	328.3	4,582.9
Benjamin Adams	1,859.9	12.0	–	1,389.2	552.5	384.5	4,198.1

Involuntary Termination Other Than For Death, Disability, Or Cause

| NAME | SEVERANCE ($000)[2] | WELFARE BENEFITS ($000)[3] | LONG-TERM INCENTIVES[4] | | | DEU ACCRUAL ($000) | TOTAL ($000) |
			STOCK OPTIONS ($000)	PSUs ($000)	RSUs ($000)		
Devin McGranahan	1,978.8	18.0	–	7,763.6	1,238.6	2,049.8	13,048.8
Matt Cagwin	859.3	12.0	–	1,701.2	507.7	497.3	3,577.5
Benjamin Hawksworth	751.3	12.0	–	505.0	497.6	169.2	1,935.1
Giovanni Angelini	809.1	–	–	698.1	262.3	207.5	1,977.0
Benjamin Adams	599.9	12.0	–	882.2	246.6	269.1	2,009.8

Death Or Disability

| NAME | SEVERANCE ($000) | WELFARE BENEFITS ($000) | LONG-TERM INCENTIVES[4] | | | DEU ACCRUAL ($000) | TOTAL ($000) |
			STOCK OPTIONS ($000)	PSUs ($000)	RSUs ($000)		
Devin McGranahan	–	–	–	13,132.4	3,028.1	3,040.6	19,201.1
Matt Cagwin	–	–	–	2,887.5	1,222.5	757.5	4,867.5
Benjamin Hawksworth	–	–	–	1,322.2	1,205.8	367.2	2,895.2
Giovanni Angelini	–	–	–	1,215.7	642.8	328.3	2,186.8
Benjamin Adams	–	–	–	1,389.2	552.5	384.5	2,326.2

Retirement[5]

NAME	SEVERANCE ($000)	WELFARE BENEFITS ($000)	STOCK OPTIONS ($000)	PSUs ($000)	RSUs ($000)	DEU ACCRUAL ($000)	TOTAL ($000)
Giovanni Angelini	–	–	–	1,058.8	547.6	274.5	1,880.9

Footnotes:

(1) Under the Executive Severance Policy, an eligible executive will become entitled to severance benefits if he or she is involuntarily terminated by the Company other than on account of death or disability or for cause, or he or she terminates employment voluntarily for good reason within 24 months after the date of the change-in-control.

(2) In accordance with the Executive Severance Policy, amounts in this column represent severance payments equal to (i) in the case of a qualifying termination where no change-in-control has occurred, the NEO's base salary as of December 31, 2025 multiplied by 1.0 (or, in the case of Mr. McGranahan, 1.5), plus a prorated portion of the NEO's bonus for 2025 based on actual performance, and (ii) in the case of a qualifying termination during the 24 month period following a change-in-control, a multiple of 2.0 times the sum of the NEO's base salary as of December 31, 2025 and the NEO's target bonus for 2025, plus a prorated portion of the NEO's bonus for 2025 based on actual performance. This amount also includes, for Mr. Angelini, an amount equal to 15% of Mr. Angelini's base salary as of December 31, 2025, representing the amount to which he would be entitled for complying with the non-competition covenants under his employment agreement for six months following his termination of employment.

(3) Amounts in this column represent a lump sum cash payment for each of the NEOs based upon the health and dental coverage in which each such individual was enrolled as of December 31, 2025.

(4) Amounts in these columns reflect the long-term incentive awards to be received upon a termination or a change-in-control calculated in accordance with the Executive Severance Policy and the applicable Long-Term Incentive Plan. In the case of stock grants, the equity value represents the value of the shares determined by multiplying the closing stock price of $9.31 per share on December 31, 2025 by the number of unvested RSUs or, in the case of PSUs, by the number of shares to be awarded based on target achievement. In the case of option awards, the equity value was determined by multiplying (i) the spread between the exercise price and the closing stock price of $9.31 per share on December 31, 2025 and (ii) the number of unvested option shares that would vest following a qualifying termination or termination due to death or disability. The calculation with respect to unvested long-term incentive awards reflects the following additional assumptions under the Executive Severance Policy and the applicable Long-Term Incentive Plan:

Event	Stock Options	RSUs	PSUs
Change-in-control and qualifying termination within subsequent 24-month period	Accelerate.	Accelerate. Accrued dividend equivalents would be distributed on accelerated RSUs.	Accelerated vesting and award is payable to the extent earned based on the greater of (i) target and (ii) actual performance results. Accrued dividend equivalents would be distributed on accelerated PSUs.
Change-in-control (without termination of employment)	Vesting continues under normal terms.	Vesting continues under normal terms.	Vesting continues under normal terms.
Involuntary termination without cause (outside the 24-month period following a change-in-control)* ***If the NEO would satisfy the age and service requirements for retirement, then the NEO would receive retirement vesting under this termination scenario**	Prorated vesting by grant based on period served during vesting period.	Prorated vesting by grant based on period served during vesting period. Accrued dividend equivalents would be distributed on accelerated RSUs.	Prorated vesting by grant based on actual performance results and period served during the vesting period. Accrued dividend equivalents would be distributed on accelerated PSUs.

Event	Stock Options	RSUs	PSUs
Death or disability	Accelerate.	Accelerate. Accrued dividend equivalents would be distributed on accelerated RSUs.	Accelerated vesting and award is payable to the extent earned based on actual performance results. Accrued dividend equivalents would be distributed on accelerated PSUs.
Retirement	Prorated vesting by grant based on period served during vesting period, with an exercise period equal to the earlier of (i) two years post-termination (three years, in the case of the CEO if termination is a severance-eligible event) and (ii) the expiration date. Grants after May 17, 2024 will continue to vest during the remaining vesting period, provided the NEO notifies the Company of the NEO's retirement at least six months prior to the retirement date.	Prorated vesting by grant based on period served during vesting period. Grants after May 17, 2024 will continue to vest during the remaining vesting period, provided the NEO notifies the Company of the NEO's retirement at least six months prior to the retirement date. Accrued dividend equivalents would be distributed on accelerated RSUs.	Prorated vesting by grant based on actual performance results and period served during vesting period. Grants after May 17, 2024, will continue to vest during the remaining vesting period provided the NEO notifies the Company of the NEO's retirement at least six months prior to the retirement date. Accrued dividend equivalents would be distributed on accelerated PSUs.

(5) As of December 31, 2025, Mr. Angelini was the only NEO eligible for retirement treatment under his equity incentive awards. For the purpose of these calculations, we have assumed that Mr. Angelini provided at least six months notice of his hypothetical retirement on December 31, 2025, as a result of which any unvested awards granted to him after May 17, 2024 would receive full vesting continuation upon such retirement.

Risk Management And Compensation

Appropriately incentivizing behaviors which foster the best interests of the Company and its stockholders is an essential part of the compensation-setting process. The Company believes that risk-taking is necessary for continued innovation and growth, but that risks should be encouraged within parameters that are appropriate for the long-term health and sustainability of the business. As part of its compensation setting process, the Company evaluates the merits of its compensation programs through a comprehensive review of its compensation policies and programs to determine whether they encourage unnecessary or inappropriate risk-taking by the Company's executives and employees below the executive level. Based on this review, the Company has concluded that the risks arising from its compensation programs are not reasonably likely to have a material adverse effect on the Company.

Management and the independent compensation consultant review the Company's compensation programs, including the broad-based employee programs and the programs tied to the performance of individual business units. The team maps the level of "enterprise" risk for each business area, as established through the Company's enterprise risk management oversight process, with the level of compensation risk for the associated incentive programs. In developing the risk assessment, the team reviews the compensation programs within each business area for:

- The mix of fixed versus variable pay;
- The performance metrics to which pay is tied;
- Whether the pay opportunity is capped;
- The timing of payout;
- Whether "clawback" adjustments are permitted;
- The use of equity awards; and
- Whether stock ownership guidelines apply.

Annual incentive awards and long-term incentive awards granted to executives are tied primarily to corporate performance goals, including revenue and EPS growth, and strategic performance objectives. The Compensation Committee believes that these metrics encourage performance that supports the business as a whole. The executive annual incentive awards include a maximum payout opportunity equal to 200% of target (inclusive of an additional +/- 25% modifier for participants other than Mr. McGranahan based on individual leadership and impact as measured across areas such as customer focus, sustainability and team engagement). Our executives are also expected to meet share ownership guidelines in order to align the executives' interests with those of our stockholders. Further, the Company's Dodd-Frank Policy requires the Company to recover incentive compensation paid to covered officers in the event of a financial restatement and the Company's Misconduct Policy provides that the Company may, in its sole discretion, recoup certain incentive compensation from covered officers in the event the covered officer engages in compliance misconduct or detrimental conduct. The Misconduct Policy helps to discourage inappropriate risks, as executives will be held accountable for misconduct which is harmful to the Company's financial and reputational health. In addition, the Misconduct Policy and specific clawback provisions in the Company's annual and long-term incentive award agreements allow the Company to "claw back" executive pay if the executive engages in conduct that is determined to have contributed to material compliance failures, subject to applicable law.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Act, we are providing the following disclosure about the relationship of the annual total compensation of our employees to the annual total compensation of Mr. McGranahan, our CEO.

To understand this disclosure, we think it is important to give context to our operations. As noted above, The Western Union Company provides people and businesses with fast, reliable, and convenient ways to send money and make payments around the world. As a global organization, approximately 83% of our employees are located outside of the United States, with our employees located in more than 50 countries. We strive to create a competitive global compensation program in terms of both the position and the geographic location in which the employee is located. As a result, our compensation program varies amongst each local market, in order to allow us to provide a competitive total rewards package.

Given the leverage of our executive compensation program towards performance-based elements, we expect that our pay ratio disclosure will fluctuate year-to-year based on the Company's performance against the pre-established performance goals.

Ratio

For 2025,

- The median of the annual total compensation of all of our employees, other than Mr. McGranahan, was $36 thousand.

- Mr. McGranahan's annual total compensation, as reported in the Total column of the 2025 Summary Compensation Table, was $10.7 million.

- Based on this information, the ratio of the annual total compensation of Mr. McGranahan to the median of the annual total compensation of all employees is estimated to be 293 to 1.

In determining the annual total compensation of the 2025 median employee, we calculated such employee's 2025 compensation in accordance with Item 402(c)(2)(x) of Regulation S-K as required pursuant to SEC executive compensation disclosure rules. This calculation is the same calculation used to determine total compensation for purposes of the 2025 Summary Compensation Table with respect to each of the NEOs. For purposes of this disclosure, we converted such employee's compensation from the employee's local currency to U.S. dollars using an exchange rate as of December 31, 2025.

Identification of Median Employee

As permitted by SEC rules, we have used the same median employee as last year because we do not believe there has been a change in our employee population or employee compensation program that would significantly impact the CEO pay ratio disclosure.

For purposes of identifying the median employee, we considered the aggregate of the following compensation elements for each of our employees, as compiled from the Company's payroll records:

- Base Salary

- Target Annual Bonus

- Actual Equity Awards

- Target Commissions

We selected the above compensation elements as they represent the Company's principal broad-based compensation elements. A complete description of the methodology that we used to identify the median employee can be found in our 2025 Proxy Statement, filed on March 31, 2025.

Pay Versus Performance

YEAR[1]	SUMMARY COMPENSATION TABLE TOTAL FOR MCGRANAHAN ($000)[2]	SUMMARY COMPENSATION TABLE TOTAL FOR ERSEK ($000)[2]	COMPENSATION ACTUALLY PAID TO MCGRANAHAN ($000)[3]	COMPENSATION ACTUALLY PAID TO ERSEK ($000)[3]	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR NON-PEO NEOS ($000)[2]	AVERAGE COMPENSATION ACTUALLY PAID TO NON-PEO NEOS ($000)[3]	VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON:[4]		NET INCOME ($000)	ADJUSTED REVENUE ($000)[6]
							TOTAL SHAREHOLDER RETURN ($)	PEER GROUP TOTAL SHAREHOLDER RETURN ($)[5]		
2025	10,697.8	—	14,662.1	—	2,276.9	2,895.1	61.07	203.47	499.6	4,013
2024	13,272.7	—	11,631.9	—	2,393.1	2,287.4	62.80	176.89	934.2	4,199
2023	9,966.9	—	7,603.1	—	2,071.6	2,000.5	65.28	135.49	626.0	4,342
2022	7,241.7	—	782.4	—	1,975.9	1,109.0	69.67	120.81	910.6	4,512
2021	14,117.4	10,834.6	9,871.5	639.4	3,277.1	1,402.5	84.85	135.04	805.8	5,012

Footnotes:

(1) The Principal Executive Officer ("PEO") and NEOs for the applicable years were as follows:
  - 2025: Devin McGranahan served as the Company's Chief Executive Officer for the entirety of 2025, and the Company's other NEOs were: Matt Cagwin, Benjamin Adams, Giovanni Angelini, and Benjamin Hawksworth.
  - 2024: Devin McGranahan served as the Company's Chief Executive Officer for the entirety of 2024, and the Company's other NEOs were: Matt Cagwin, Andrew Walker, Benjamin Adams, and Giovanni Angelini.
  - 2023: Devin McGranahan served as the Company's Chief Executive Officer for the entirety of 2023, and the Company's other NEOs were: Matt Cagwin, Andrew Walker, Benjamin Adams, Giovanni Angelini, and Jean Claude Farah.
  - 2022: Devin McGranahan served as the Company's Chief Executive Officer for the entirety of 2022 and the Company's other NEOs were: Matt Cagwin; Jean Claude Farah; Gabriella Fitzgerald; Benjamin Adams; and Raj Agrawal.
  - 2021: Devin McGranahan assumed the role of the Company's Chief Executive Officer on December 27, 2021 and Hikmet Ersek served as Chief Executive Officer during 2021 through his December 27, 2021 retirement. The Company's other NEOs for 2021 were: Raj Agrawal; Michelle Swanback; Jean Claude Farah; and Gabriella Fitzgerald.

(2) Amounts reported in this column represent (i) the total compensation reported in the Summary Compensation Table for the applicable year in the case of Messrs. McGranahan and Ersek and (ii) the average of the total compensation reported in the Summary Compensation Table for the applicable year for the Company's NEOs for the applicable year other than the PEOs for such years.

(3) To calculate compensation actually paid ("CAP"), adjustments were made to the amounts reported in the Summary Compensation Table for the applicable year. A reconciliation of the adjustments for Messrs. McGranahan and Ersek and for the average of the other NEOs is set forth following the footnotes to this table.

(4) Pursuant to rules of the SEC, the comparison assumes $100 was invested on December 31, 2020. Historic stock price performance is not necessarily indicative of future stock price performance.

(5) The TSR Peer Group consists of the Standard & Poor's Composite – 500 Financials Index (the "S&P 500 Financials Index"), an independently prepared index that includes companies in the financial services industry.

(6) As noted in the "Compensation Discussion and Analysis," for 2025, the Compensation Committee determined that adjusted revenue continues to be viewed as a core driver of the Company's performance and stockholder value creation and, accordingly, was utilized as a component in the Annual Incentive Plan. Total adjusted revenue for 2025 represents revenue adjusted for currency impact, to exclude Argentina hyperinflation, and material acquisitions and dispositions.

CAP Adjustments

YEAR	SUMMARY COMPENSATION TABLE TOTAL ($000)[a]	MINUS GRANT DATE FAIR VALUE OF STOCK OPTION AND STOCK AWARDS GRANTED IN FISCAL YEAR ($000)[b]	PLUS FAIR VALUE AT FISCAL YEAR-END OF OUTSTANDING AND UNVESTED STOCK OPTION AND STOCK AWARDS GRANTED IN FISCAL YEAR ($000)[c]	PLUS/(MINUS) CHANGE IN FAIR VALUE OF OUTSTANDING AND UNVESTED STOCK OPTION AND STOCK AWARDS GRANTED IN PRIOR FISCAL YEARS ($000)[d]	PLUS FAIR VALUE AT VESTING OF STOCK OPTION AND STOCK AWARDS GRANTED IN FISCAL YEAR THAT VESTED DURING FISCAL YEAR ($000)[e]	PLUS/(MINUS) CHANGE IN FAIR VALUE AS OF VESTING DATE OF STOCK OPTION AND STOCK AWARDS GRANTED IN PRIOR YEARS FOR WHICH APPLICABLE VESTING CONDITIONS WERE SATISFIED DURING FISCAL YEAR YEAR ($000)[f]	MINUS FAIR VALUE AS OF PRIOR FISCAL YEAR-END OF STOCK OPTION AND STOCK AWARDS GRANTED IN PRIOR FISCAL YEARS THAT FAILED TO MEET APPLICABLE VESTING CONDITIONS DURING FISCAL YEAR ($000)[g]	PLUS DOLLAR VALUE OF DIVIDENDS OR OTHER EARNINGS PAID ON STOCK AWARDS IN FISCAL YEAR AND PRIOR TO VESTING DATE ($000)[h]	EQUALS COMPENSATION ACTUALLY PAID ($000)
Devin McGranahan									
2025	10,697.8	(9,022.6)	8,701.6	4,489.0	–	(203.7)	–	–	14,662.1
2024	13,272.7	(10,202.8)	6,080.0	2,273.0	–	209.0	–	–	11,631.9
2023	9,966.9	(6,933.4)	6,285.0	(1,164.6)	–	(550.8)	–	–	7,603.1
2022	7,241.7	(5,007.1)	1,723.5	(2,527.5)	–	(648.2)	–	–	782.4
2021	14,117.4	(13,100.0)	8,854.1	–	–	–	–	–	9,871.5
Hikmet Ersek									
2021	10,834.6	(8,200.0)	3,064.3	(5,871.4)	–	811.9	–	–	639.4
Other NEOs (Average) [i]									
2025	2,276.9	(1,483.1)	1,545.0	582.9	–	(26.6)	–	–	2,895.1
2024	2,393.1	(1,290.7)	881.0	266.0	–	38.0	–	–	2,287.4
2023	2,071.6	(902.9)	899.4	(52.1)	–	(15.5)	–	–	2,000.5
2022	1,975.9	(1,297.4)	572.5	(164.7)	–	22.7	–	–	1,109.0
2021	3,277.1	(2,200.0)	1,115.4	(854.6)	–	64.6	–	–	1,402.5

Footnotes:

(a) Represents Total Compensation as reported in the Summary Compensation Table for the indicated fiscal year. With respect to the Other NEOs, amounts shown represent averages.

(b) Represents the grant date fair value of the stock option and stock awards granted during the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes and, for awards subject to performance-based vesting conditions, based on the probable outcome of such performance-based vesting conditions as of the last day of the fiscal year.

(c) Represents the fair value as of the indicated fiscal year-end of the outstanding and unvested option awards and stock awards granted during such fiscal year, computed in accordance with the methodology used for financial reporting purposes and, for awards subject to performance-based vesting conditions, based on the probable outcome of such performance-based vesting conditions as of the last day of the fiscal year.

(d) Represents the change in fair value during the indicated fiscal year of the outstanding and unvested option awards and stock awards held by the applicable NEO as of the last day of the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes and, for awards subject to performance-based vesting conditions, based on the probable outcome of such performance-based vesting conditions as of the last day of the fiscal year.

(e) Represents the fair value at vesting of the option awards and stock awards that were granted and vested during the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes.

(f) Represents the change in fair value, measured from the prior fiscal year-end to the vesting date, of each option award and stock award that was granted in a prior fiscal year and which vested during the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes.

(g) Represents the fair value as of the last day of the prior fiscal year of the option award and stock awards that were granted in a prior fiscal year and which failed to meet the applicable vesting conditions in the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes.

(h) Represents the dollar value of any dividends or other earnings paid on stock awards in the indicated fiscal year and prior to the vesting date that are not otherwise included in the total compensation for the indicated fiscal year. The Company does not pay dividends or other earnings on unvested stock awards.

(i) See footnote 1 above for the NEOs included in the average for each year.

Relationship Between Pay and Performance

We believe the "Compensation Actually Paid" or "CAP" in each of the years reported above and over the four-year cumulative period are reflective of the Compensation Committee's emphasis on "pay-for-performance" as the "Compensation Actually Paid" fluctuated year-over-year, primarily due to the result of our varying levels of achievement against pre-established performance goals under our Annual Incentive Plan and our Long-Term Incentive Program, including our adjusted revenue performance, and our stock performance.

1. TSR: COMPANY VERSUS PEER GROUP AND CAP

As shown in the chart below, the Company's five-year cumulative TSR for the period of 2021-2025 is less than the five-year cumulative TSR for companies included in our peer group TSR. While the average CAP for the other NEOs is relatively aligned with the Company's TSR, the CAP for the PEO increased due to actual financial performance attainment levels for PSU awards granted in 2025, 2024, and 2023.



PEO and Average Non-PEO NEO Compensation Actually Paid Versus TSR

2. CAP VERSUS ADJUSTED REVENUE (COMPANY SELECTED MEASURE)

The chart below demonstrates the relationship between CAP amounts for our PEO and each of our NEOs and our adjusted revenue for the applicable fiscal year. Variations in the CAP amounts for our PEO and other NEOs are due in large part to the significant emphasis the Company places on long-term incentives, the value of which fluctuates most significantly based on the vesting level of our PSU awards and changes in stock price over time. As noted in the "Compensation Discussion and Analysis," the Compensation Committee determined that adjusted revenue continues to be viewed as a core driver of the Company's performance and stockholder value creation and, accordingly, was utilized as a component in both the Annual Incentive Plan and long-term incentive program. While the average CAP for the other NEOs is relatively aligned with the Company's adjusted revenue performance, the CAP for the PEO position was impacted by the actual financial performance attainment levels in 2025 and vesting levels for PSUs in 2023. In addition, the CAP for the PEO position was impacted by the new hire grants received by Mr. McGranahan in 2021 in connection with the commencement of his employment.

PEO and Average Non-PEO NEO Compensation Actually Paid Versus Adjusted Revenue



3. CAP VERSUS NET INCOME

The chart below demonstrates the relationship between CAP amounts for our PEO and our other NEOs and our net income. Net income is not a component of our executive compensation program. Variations in the CAP amounts for our PEO and other NEOs are due in large part to the significant emphasis the Company places on long-term incentives, the value of which fluctuates most significantly based on the vesting level of our PSU awards and changes in stock price over time.

PEO and Average Non-PEO NEO Compensation Actually Paid Versus Net Income

Performance Measures Used to Link Company Performance and CAP to the NEOs

Below is a list of financial performance measures, which in the Company's assessment represent the most important financial performance measures used by the Company to link CAP to the NEOs for 2025 to Company performance. As noted in the "Compensation Discussion and Analysis," the Company used both financial and non-financial performance measures in order to link compensation paid to NEOs to Company performance in 2025. To measure individual performance against key objectives for the Company as well as the executive's success in fulfilling the executive's responsibilities, the total payout under the Annual Incentive Plan for the participating NEOs other than Mr. McGranahan in 2025 was subject to a +/- 25% modifier based on the Compensation Committee's assessment versus non-financial performance metrics relating to leadership, sustainability and customer focus. These goals were included in the Annual Incentive Plan design to reinforce these objectives as priorities throughout the organization. Please see the "Compensation Discussion and Analysis" for further information regarding how each of these goals is calculated as well as the Company's use of strategic and non-financial goals in its executive compensation program.

- Adjusted Revenue

- Adjusted Earnings Per Share

- CMT Customer Retention

- New Digital Customer Growth

- Operational Efficiency

- Total Stockholder Return

- Company Stock Price

Policies and Practices Related to the Timing of Grants of Certain Equity Awards

The Compensation Committee and senior management monitor the Company's equity grant practices to evaluate whether such policies comply with governing regulations and are consistent with good corporate practices. When making regular annual equity grants, the Compensation Committee's practice is to approve them at its meeting in February of each year as part of the annual compensation review and after results for the preceding fiscal year become available. In addition, the Compensation Committee may make grants at any time during the year it deems appropriate, including with respect to new hires or transitions. The Company does not schedule its equity grants in anticipation of the release of material non-public information ("MNPI") nor does the Company time the release of MNPI based on equity grant dates.

During 2025, no stock option grants were made to any of our NEOs during any period beginning four business days before the filing or furnishing of a periodic report or current report and ending one business day after the filing or furnishing of any such report with the SEC.

Proposal 2:
Advisory Vote To Approve Executive Compensation

As required by Section 14A of the Securities Exchange Act of 1934, as amended, we are providing stockholders the opportunity to advise the Compensation Committee and the Board of Directors regarding the compensation of our NEOs, as such compensation is described in the "Compensation Discussion and Analysis" section, the tabular disclosure regarding such compensation and the accompanying narrative disclosure, beginning on page 35, which we do annually. We strongly encourage you to read these sections for a detailed description of our executive compensation philosophy and programs, the compensation decisions the Committee has made under those programs, the factors considered in making those decisions, the changes approved to such programs and the feedback we received from our stockholder engagement.

At the 2025 Annual Meeting of Stockholders, only 46% of stockholders supported our Say-on-Pay proposal, a significant drop from our historical average of 94%. The Compensation Committee values input from stockholders, and following the Annual Meeting, we contacted our top 36 stockholders (about 70% of shares), and 13 responded, representing roughly 43% of shares outstanding. Our Compensation Committee Chair, Mr. Miles, joined all but one meeting.

In response to concerns voiced, the Committee has:

- Not granted any above target or one-time awards to our CEO in 2025 (and no such increase or awards have been made or are anticipated in 2026).
- Adjusted our short- and long-term incentive programs for 2026 to eliminate overlapping performance metrics.
- Enhanced proxy disclosures to provide more business context, detail on Committee decisions, and a scorecard format highlighting performance against targets.

We are confident that these changes, among others, directly reflect your feedback and enhance our executive compensation program and related disclosures. Our primary goal remains to reward performance and incentivize stockholder value creation.

Accordingly, the Board is requesting your nonbinding vote on the following "say-on-pay" resolution:

RESOLVED, that the stockholders of the Company approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K in the "Compensation Discussion and Analysis" section, the tabular disclosure regarding such compensation, and the accompanying narrative disclosure, each as set forth in the Company's Proxy Statement for its 2026 Annual Meeting of Stockholders.

Because your vote is advisory, it will not be binding upon the Board of Directors. However, the Compensation Committee may consider the outcome of the vote when considering future executive compensation arrangements.

The Board Of Directors Recommends That You Vote <u>For</u> Proposal 2.

Proposal 3: Ratification Of Selection Of Auditors

The Board of Directors and the Audit Committee believe it is in the best interest of the Company and its stockholders to recommend to the stockholders the ratification of the selection of Ernst & Young LLP, independent registered public accounting firm, to audit the accounts of the Company and its subsidiaries for 2026. Ernst & Young LLP has served as the Company's independent registered public accounting firm since the Company became a public company in 2006. Consistent with the regulations adopted pursuant to the Sarbanes-Oxley Act of 2002, the lead audit partner having primary responsibility for the audit and the concurring audit partner are rotated every five years.

A representative of Ernst & Young LLP will be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

Summary Of Independent Registered Public Accounting Firm's Fees For 2025 And 2024

Fees for professional services provided by our independent auditors, Ernst & Young LLP, for fiscal years 2025 and 2024, respectively, included the following (in millions):

	2025	2024
Audit Fees[1]	$5.3	$5.7
Audit-Related Fees[2]	$0.6	$0.9
Tax Fees[3]	$0.9	$1.5

Footnotes:

(1) "Audit Fees" primarily include fees related to (i) the integrated audit of the Company's annual consolidated financial statements and internal controls over financial reporting; (ii) the review of its quarterly consolidated financial statements; (iii) statutory audits required domestically and internationally; (iv) comfort letters, consents and assistance with and review of documents filed with the SEC; and (v) other accounting and financial reporting consultation and research work billed as audit fees or necessary to comply with the standards of the PCAOB (United States).

(2) "Audit-Related Fees" primarily include fees, not included in "Audit Fees" above, related to (i) service auditor examinations; (ii) attest services that are not required by statute or regulation; and (iii) consultation concerning financial accounting and reporting standards that are not classified as "Audit Fees."

(3) "Tax Fees," which incorporate both tax advice and tax planning services, primarily include fees related to (i) consultations, analysis and assistance with domestic and foreign tax matters, including value-added and goods and services taxes; (ii) local tax authority audits; and (iii) other miscellaneous tax consultations, including tax services requested as part of the Company's procedures for commercial agreements, the acquisition of new entities, and other potential business transactions.

During 2025 and 2024, all audit and non-audit services provided by the independent registered public accounting firm were pre-approved, consistent with the pre-approval policy of the Audit Committee. The pre-approval policy requires that all services provided by the independent registered public accounting firm be pre-approved by the Audit Committee or one or more members of the Audit Committee designated by the Audit Committee.

The affirmative vote of the holders of a majority of shares of the Company's Common Stock present in person or represented by proxy at the meeting and entitled to vote on the subject matter is required to approve this Proposal 3. In the event the stockholders fail to ratify the selection of Ernst & Young LLP, the Audit Committee of the Board of Directors will consider it a direction to select another independent registered public accounting firm for the subsequent year. Even if the selection is ratified, the Audit Committee, in its discretion, may select a new independent registered public accounting firm at any time during the year, if it feels that such a change would be in the best interest of the Company and its stockholders.

The Board Of Directors Recommends That You Vote <u>For</u> Proposal 3.

Proposal 4: Approval Of The Company's 2026 Employee Stock Purchase Plan

Our stockholders are being asked to approve the adoption of The Western Union Company 2026 Employee Stock Purchase Plan (the "ESPP"). Subject to the capitalization adjustment provisions included in the ESPP, the ESPP provides for the issuance of up to 3,000,000 shares of Common Stock to participating employees.

Description of the ESPP

The following description is qualified in its entirety by reference to the plan document, a copy of which is attached as Annex A and incorporated into this Proxy Statement by reference.

Purpose

The purpose of the ESPP is provide an incentive to attract and retain employees and to increase employee moral by providing a program through which employees may acquire a proprietary interest in the Company through the purchase and issuance of shares of Common Stock. The ESPP will permit participants to purchase shares of Common Stock through payroll deductions, as well as to receive matching grants of restricted stock units with respect to shares of Common Stock.

The ESPP is not intended to be an employee benefit plan under the Employee Retirement Income Security Act of 1974, as amended, nor is the ESPP intended to qualify as an "employee stock purchase plan" under Section 423 of the Code.

Plan Administration

The ESPP will be administered by the Compensation and Benefits Committee, or a subcommittee thereof, or such other committee designated by the Board to act as administrator of the ESPP (the "ESPP Committee"), unless the Board elects to assume administration of the ESPP in whole or in part. ESPP Committee members will be intended to qualify as "independent directors" (or terms of similar meaning) if and to the extent required under applicable law.

Subject to the provisions of the ESPP and applicable law, the ESPP Committee will have full and final authority, in its discretion, to take any action with respect to the ESPP. Every finding, decision and determination made by the ESPP Committee will, to the full extent permitted by applicable law, be final and binding upon all parties. Except to the extent prohibited by the ESPP or applicable law, the ESPP Committee may appoint one or more agents to assist in the administration of the ESPP and may delegate any part of its responsibilities and powers to any such person or persons appointed by it.

Subject to applicable law, no member of the Board or ESPP Committee, and no officer or employee to whom the ESPP Committee delegates any of its power and authority, will be liable for any act, omission, interpretation, construction or determination made in connection with the ESPP in good faith, and the members of the Board and the ESPP Committee and officers and employees will be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including attorneys' fees) arising therefrom to the full extent permitted by law (except as otherwise may be provided in the Company's certificate of incorporation and/or by-laws) and under any directors' and officers' liability insurance that may be in effect from time to time and applicable to the individual.

Eligibility and Participation

Unless otherwise determined by the ESPP Committee, any employee of the Company or any present or future subsidiary of the Company which the ESPP Committee has designated as a "Participating Company" will be eligible to participate in the ESPP.

An employee who has satisfied the eligibility requirements under the ESPP may become a participant in the ESPP by completing an authorization for participant contributions and delivering such form(s) and documents to the Company or its designated agent prior to the designated start date of the applicable offering period. If the ESPP was in effect as of March 12, 2026 and all Company subsidiaries were designated as a Participating Company, approximately 9,280 employees would be eligible to participate in the ESPP.

Offering Periods

Offering Periods" under the ESPP will refer to any period with respect to which a right to purchase shares of Common Stock ("Purchase Rights") may be granted. Unless otherwise determined by the ESPP Committee, each Offering Period will be six months, commencing on each December 1 and May 1 on or following the effective date of the ESPP. The ESPP Committee will have the power to change the frequency and duration of the Offering Periods as it deems appropriate from time to time.

Participant Contributions

Under the terms of the ESPP, in connection with each Offering Period, each participant may designate an amount of payroll deductions (on an after-tax basis) to be made from the participant's paycheck to purchase shares of Common Stock under the ESPP. The participant contributions will be designated in whole percentages of the participant's base salary from the Participating Companies, up to a maximum of 15% (or such other maximum percentage or dollar value as determined by the ESPP Committee). In no event may a participant's aggregate payroll deductions for any calendar year exceed $2,000, unless otherwise determined by the ESPP Committee.

The payroll deduction amount designated by the participant will continue until altered or terminated. Participants may withdraw, terminate or discontinue participation in the ESPP at any time; however, unless determined by the ESPP Committee before the beginning of an Offering Period, participants may not alter the rate of their payroll deductions for a specific Offering Period during that Offering Period.

Participants may withdraw contributions credited to the participant's account during an Offering Period at any time prior to the last day of that Offering Period by giving sufficient prior written notice to the Company or its designated agent, in which case all of the participant's contributions that have not already been used to purchase shares of Common Stock will be paid to the participant promptly, without interest (unless required by applicable law), after receipt of the participant's notice of withdrawal, and no further contributions will be made with respect to the participant during such Offering Period.

Upon termination of a participant's employment for any reason, the participant's participation in the ESPP will be terminated, unless otherwise required by applicable law. In such case, or in the event that the participant otherwise ceases to be eligible to participate in the ESPP, then the payroll deductions credited to the participant's plan account, to the extent not yet used to purchase stock, will be returned (without interest, unless otherwise required by law) to the participant or, in the case of death, their designated beneficiary, and the participant will not be entitled to any shares of Common Stock or RSUs with respect to such contributions.

Company Grant of Match RSUs

For each Offering Period, each participant who remains employed through the end of such Offering Period and applicable grant date will be eligible to receive a grant of RSUs representing the right to receive one share of Common Stock (the "Match RSUs") under the ESPP. Except as otherwise determined by the ESPP Committee prior to the commencement of an Offering Period, the number of Match RSUs to be granted to a participant with respect to each Offering Period in which the participant participates will be determined by multiplying the participant's contributions for such Offering Period by 25% (the "Matching Contributions") and dividing the Matching Contributions by the fair market value of a share of Common Stock on the last day of the Offering Period. Unless otherwise provided in an award agreement, the Match RSUs will be fully vested as of the date of grant and settled in accordance with the terms of the applicable award agreement.

Purchase of Stock; Share Reserve

Within 10 days following the end of each Offering Period, the amount credited to each participant's plan account in respect of their payroll deductions will be transferred to a financial institution designated by the Company to act as a broker for the ESPP, who will use these amounts to purchase shares of Common Stock on the open market on the participant's behalf. Any excess account balance remaining after such purchase will be credited back to the participant's account and automatically re-invested in a subsequent Offering Period, unless otherwise elected by the participant or unless the Company elects to return such participant contributions to the participant. Unless otherwise determined by the ESPP Committee, fractional shares will be issued under the ESPP.

The Company will pay certain broker administrative charges, while the participants will pay all other expenses of their share accounts, including but not limited to the broker's fees attributable to the issuance of certificates for shares of Common Stock held in the participant's share account and any brokerage commissions and charges associated with the sale of Common Stock held in the participant's share account.

Subject to the adjustment provisions of the ESPP, the maximum number of shares of Common Stock that may be purchased under the ESPP or issued under the Plan in connection with the settlement of Match RSUs is 3,000,000 shares. Shares of Common Stock purchased with participant deductions under the ESPP will be purchased on the open market, while shares of Common Stock that are issued in connection with the settlement of Match RSUs may be shares of Common Stock that are authorized and unissued or shares of Common Stock that were acquired by the Company, including via purchase on the open market. As of March 12, 2026, the closing price of a share of Common Stock, as reported on The New York Stock Exchange, was $9.73.

Adjustment and Change in Control

In the event of any merger, reorganization, consolidation, "change in control" (as defined in the ESPP), recapitalization, liquidation, stock dividend, split-up, spinoff, stock split, reverse stock split, share combination, share exchange, extraordinary dividend, or any change in the corporate structure affecting the shares of Common Stock, such adjustment shall be made in the number and kind of shares of Common Stock that may be purchased under the ESPP and provisions of the ESPP and any award agreements issued thereunder may be adjusted, as may be determined to be appropriate and equitable by the ESPP Committee, in its sole discretion.

In the event of a "change in control," as defined in The Western Union Company 2024 Long-Term Incentive Plan (or any successor plan in effect as of the commencement of the applicable Offering Period), the ESPP Committee's discretion will include, but will not be limited to, the authority to provide for one or more of the following: each Purchase Right will be assumed (including the right to receive Match RSUs) or an equivalent purchase right (including the matching component) will be substituted by the successor entity or parent or subsidiary of such successor entity; (ii) a date selected by the ESPP Committee on or before the date of consummation of such change in control will be treated as the "purchase date" under the ESPP and all outstanding Purchase Rights will be exercised and any Matching RSUs in respect thereof will be granted on that date; (iii) all outstanding Purchase Rights will terminate and the accumulated participant contributions will be refunded to each participant upon or prior to the change in control (without interest, unless otherwise required by applicable law); or (iv) outstanding Purchase Rights (including the right to receive Match RSUs) will continue unchanged.

Amendment and Termination

Under the terms of the ESPP, the Board has the right to amend, modify or terminate the ESPP (or any award agreement issued thereunder) at any time, provided that approval of an amendment to the ESPP by the stockholders of the Company will be required to the extent that stockholder approval of such amendment is required by applicable law. Upon termination of the ESPP, all cash in each participant's account will be paid to the participant. No such amendment or termination shall affect rights previously granted, nor may any amendment make any change in any right previously granted, in each case, which would materially and adversely affect the rights of any participant without the consent of such participant.

Tax Withholding

The Company (or any other Participating Company, as applicable) will have the right to deduct from all amounts payable or provided to a participant any taxes required by law to be withheld in respect of amounts payable or provided under the ESPP.

Recoupment

Except to the extent prohibited by law, the awards granted under the ESPP and any cash payment or Common Stock delivered pursuant to an award are subject to forfeiture, recovery by the Company or other action pursuant to the applicable award agreement or any clawback or recoupment policy which the Company may adopt from time to time, including without limitation the Company's Misconduct Clawback and Forfeiture Policy and the Company's Dodd-Frank Clawback and Forfeiture Policy.

New Plan Benefits

The benefits that might be received by participating employees under the ESPP cannot be determined because the benefits depend upon the degree of participation by employees and the trading price of the Common Stock in future offering periods.

Federal Income Tax Consequences

The following is a brief summary of certain United States federal income tax consequences generally arising with respect to participating in the ESPP. This discussion does not address all aspects of the United States federal income tax consequences of participating in the ESPP that may be relevant to participants in light of their personal investment or tax circumstances and does not discuss any state, local or non-United States tax consequences of participating in the ESPP. Each participant is advised to consult his or her particular tax advisor concerning the application of the United States federal income tax laws to such participant's particular situation, as well as the applicability and effect of any state, local or non-United States tax laws before taking any actions with respect to participation in the ESPP.

A participant will be taxed on amounts withheld for the purchase of shares of Common Stock as if such amounts were actually received. The participant's basis in the shares will equal the amount paid for the shares on the purchase date, and any additional gain or resulting loss recognized on the disposition of the shares after such basis adjustment will be a capital gain or loss.

Upon issuance of the shares of Common Stock in settlement of Match RSUs, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding) in an amount equal to the fair market value of any shares delivered and, if applicable, the amount of any cash paid by the Company. The amount of ordinary income recognized is deductible by the Company (or the affiliated employer) as compensation expense subject to Section 162(m) of the Code.

The Board Of Directors Recommends That You Vote <u>For</u> Proposal 4.

Proposal 5:
Stockholder Proposal Regarding Stockholder Right To Act By Written Consent

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, owner of more than $2,000 worth of shares of the Company's Common Stock, has notified the Company that he intends to present a proposal for consideration at the Annual Meeting. As required by the Exchange Act, the text of the stockholder proposal and supporting statement appear as submitted to the Company by the proponent. The Board and the Company accept no responsibility for the contents of the proposal or the supporting statement.

✓ **FOR** | **Shareholder Rights**

Proposal 5 - Shareholder Right To Act By Written Consent

Shareholders request that the board of directors take the necessary steps to permit written consent by the shareholders entitled to cast the minimum number of votes that would be necessary to authorize an action at a meeting at which all shareholders entitled to vote thereon were present and voting (without any unnecessary restriction based on length of stock ownership or the method by which shareholders hold their shares). This includes shareholder ability to initiate any appropriate topic for written consent.

Shareholders acting by written consent and calling for a special shareholder meeting are 2 means that shareholders of a company can use to put forth a proposal on a timely basis without waiting for the annual shareholder meeting.

It is particularly important for Western Union (WU) shareholders to have a right to act by written consent because WU shares not owned for at least one year are excluded from having a right to call for a special shareholder meeting.

It is believed that no company out of a pool of 3000 companies has ever held a special shareholder meeting, called for by shareholders, with this one year exclusion, highlighting what a deterrent a one year exclusion is. Thus the special meeting right at WU seems to be useless.

Acting by written consent is hardly ever used by shareholders but the main point of having a right to act by written consent is that it gives shareholders greater standing to engage effectively with management when Western Union (WU) underperforms.

Since a director can be removed by written consent, enabling shareholders to act by written consent may serve as an incentive for WU directors to perform better.

The following challenging 2025 news reports regarding WU make it more important to adopt this proposal without delay:

The WU Q2 2025 results missed analyst estimates for both adjusted earnings per share (EPS) and revenue. This followed a similar trend in the first quarter.

Due to weaker-than-expected performance, management revised its full-year 2025 financial outlook downward for both adjusted revenues and adjusted EPS.

The primary driver of the revenue decrease was the Consumer Money Transfer (CMT) segment, which saw an 8% decline in reported revenue in Q2 2025.

The overall number of consumer money transfer transactions declined by 3% in Q2 2025, reflecting broader market headwinds and increased competition from digital platforms.

Management cited ongoing "geopolitical environment" headwinds, including market softness in U.S. outbound corridors and impacts from changes in immigration policies, as contributing to the downturn.

The financial results led to a decline in Western Union's stock price, which fell 4% after the Q2 report and had a year-to-date drop of 24% by October 2025.

Analysts project the company's profit margins will shrink in the coming years, a potential long-term challenge that could weigh on future earnings power

Please vote yes: Shareholder Right to Act by Written Consent – Proposal 5.

Board's Statement Opposing The Proposal

The Company routinely monitors and evaluates trends in corporate governance, reviews them against our current practices and structures and regularly asks for and receives input from stockholders. After careful consideration, and for the reasons described below, the Board believes that the proposal is not in the best interests of the Company or its stockholders, and the Board recommends voting **"AGAINST"** this proposal.

Similar written consent proposals have previously received limited support from our stockholders.

The Board's recommendation is informed by its stockholder engagement efforts and prior stockholder voting results, which have illustrated limited stockholder support for a written consent right following the Company's prior action to lower the ownership threshold required for stockholders to call a special meeting. This historical background is further detailed below:

After a proposal to establish the right of stockholders to act by written consent received approximately 51% approval at the 2017 annual meeting of stockholders, the Board conducted a comprehensive stockholder engagement process to solicit input in response.

- A significant majority of the stockholders who responded in the engagement process (representing approximately 31% of the Company's outstanding stock at the time) indicated that a reduction in the ownership threshold required under the Company's existing special meeting right was preferable to implementing a right for stockholders to act by written consent.

- In response to this feedback, the Board proposed a reduction in the ownership threshold for stockholders to call a special meeting from 20% to 10%, which was approved by approximately 83% of all outstanding shares entitled to vote at the 2018 annual meeting of stockholders.

In subsequent years, two additional stockholder proposals to adopt a written consent right were presented, each with limited voting support.

- At the 2021 annual meeting of stockholders, the written consent proposal received approximately 32.5% of votes cast in favor.

- At the 2023 annual meeting of stockholders, the written consent proposal received approximately 33.5% of votes cast in favor.

In light of this history, the Board continues to believe that a written consent right is not supported by a majority of our stockholders and the Company's existing governance structure allows adequate opportunities for stockholders to raise important issues with the Board.

Action by written consent is unnecessary given the ability of stockholders to call special meetings. Stockholder meetings provide a more transparent, informed, and equitable process for all stockholders to exercise their rights.

The Board also believes that permitting stockholder action by written consent is not appropriate for Western Union, a large, widely held public company with both institutional and retail investors. Stockholder meetings offer important protections and advantages to all stockholders that are absent from the written consent process. The protections and advantages of stockholder meetings include the following:

- Meetings are held at a time, date and venue publicly announced in advance, and all stockholders may attend, consider the proposed actions, and vote their shares.

- All stockholders have a chance to engage meaningfully in the process, voice their concerns, offer their perspectives, and cast their votes, and also have greater flexibility to change their decisions before the proposed action becomes effective.

- Accurate and complete information about the proposed actions is widely distributed in a proxy statement well in advance of stockholder meetings, thereby encouraging a fully informed discussion and consideration of the merits of the proposed actions.

- The Board can analyze the proposed actions and provide a well-informed recommendation on them before stockholders vote on the proposed action.

Action by written consent could create confusion and disruption for stockholders and the Company.

If action by written consent is permitted, multiple stockholder groups could solicit written consents at any time and as frequently as they choose on a range of insignificant or self-interested issues, or with respect to issues that Company management and the Board are already contemplating or reviewing. Some of these written consents may be duplicative or contradictory, which has the potential to create substantial confusion and disruption for stockholders and a significant burden on the Company's resources, including the time and attention of the Board, its executives and its employees with no corresponding benefit to our stockholders. The Board believes the Company's limited resources would be better spent on executing its growth strategy to deliver results for the Company's stockholders.

The Company's existing corporate governance practices promote transparency and accountability, while providing stockholders with effective access to the Board.

The Board is already highly accountable to stockholders. The Company has implemented comprehensive governance practices and policies that enable stockholders to hold the Board accountable and, where necessary, take quick action to support their interests between annual meetings. Elements of this comprehensive package include:

• Directors are elected annually, with majority voting for uncontested Director elections;

• the Company was among the first U.S. companies to adopt the "proxy access" right for its stockholders;

• a stockholder or group of stockholders holding 10% or more of our outstanding shares may call a special meeting;

• our Amended and Restated Certificate of Incorporation and By-Laws have no supermajority provisions; and

• the Company regularly seeks to engage with its stockholders to better understand their perspectives.

The Company's existing corporate governance practices and policies give stockholders sufficient means to take actions which might otherwise be taken by written consent. There is, accordingly, no need for stockholders to be provided with the right to act by written consent.

The Company's current practice is consistent with market practice.

The Company's current practice of not permitting stockholder action by written consent is consistent with the practice of most other large public companies. A significant majority of S&P 500 companies, 70%, either do not permit stockholders to act by written consent or require that any stockholder action by written consent be unanimous (which is effectively the same as not permitting action by written consent for a large public company). As such, the Board believes that the combination of our ongoing dialogue with stockholders and our current corporate governance practices, including a meaningful special meeting right and proxy access right, renders the proposal's implementation unnecessary and not aligned with stockholders' interests.

Required Vote; Recommendation Only.

The affirmative vote of the holders of a majority of shares of the Company's Common Stock present in person or represented by proxy at the Annual Meeting and entitled to vote on the subject matter is required to approve this proposal. Stockholders should be aware that this proposal is simply a request that the Board take action stated in the proposal. Approval of this proposal may not result in the requested action being taken by the Board, and therefore, its approval would not implement the actions requested by the proposal.

The Board Of Directors Recommends That You Vote <u>Against</u> Proposal 5.

Equity Compensation Plan Information

The following table gives information, as of December 31, 2025, about our Common Stock that may be issued upon the exercise of options and settlement of other equity awards under all compensation plans under which equity securities are reserved for issuance. The Company's 2025 Plan is our only equity compensation plan pursuant to which our equity securities are authorized for issuance.

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	21,821,647[1]	$13.51[2]	22,189,814[3]
Equity compensation plans not approved by security holders	–	N/A	–
Total	21,821,647[1]	$13.51[2]	22,189,814[3]

Footnotes:

(1) Includes 9,576,578 restricted stock units, PSUs, deferred stock units, and bonus stock units that were outstanding on December 31, 2025 under the Company's 2024 Plan. Restricted stock unit awards, deferred stock unit awards and bonus stock units may be settled only for shares of Common Stock on a one-for-one basis. The number included for PSUs reflects grant date units awarded. Assuming maximum payout for PSU grants that have not completed the required performance period, the number of securities to be issued would increase by 2,896,220. Please see the "Compensation Discussion and Analysis" section of this Proxy Statement for further information regarding PSUs, including the performance metrics applicable to such awards..

(2) Only option awards were used in computing the weighted-average exercise price.

(3) This amount represents shares of Common Stock available for issuance under the Company's 2024 Plan. Awards available for grant under the Company's 2024 Plan include stock options, stock appreciation rights, restricted stock, restricted stock units, bonus stock, bonus stock units, deferred stock units, performance grants, and any combination of the foregoing awards.

Stock Beneficially Owned By Directors, Executive Officers And Our Largest Stockholders

At the close of business on March 17, 2026, there were 313,417,288 shares of $0.01 par value common stock outstanding and entitled to vote.

The following table sets forth the beneficial ownership of Common Stock by each person or group that is known by us to be the beneficial owner of more than 5% of our Common Stock, all directors and nominees, each of the executive officers named in the 2025 Summary Compensation Table contained in this Proxy Statement, and all directors and executive officers as a group. Except as otherwise noted, (i) the information is as of March 17, 2026, (ii) each person has sole voting and investment power of the shares, and (iii) the business address of each person shown below is 7001 East Belleview Avenue, Denver, Colorado 80237.

Directors And Executive Officers

NAME	TOTAL COMMON STOCK OWNED[1]	COMMON STOCK UNDERLYING OPTIONS OR STOCK UNITS[2]	COMMON STOCK UNDERLYING DEFERRED STOCK UNITS[3]	PERCENTAGE OF OUTSTANDING STOCK
Julie M. Cameron-Doe	194,935	178,572	—	*
Martin I. Cole	99,097	—	8,686	*
Suzette M. Deering	37,881	—	37,881	*
Betsy D. Holden	549,025	425,480	118,545	*
Jeffrey A. Joerres	976,085	772,199	191,591	*
Devin B. McGranahan	5,749,085	4,850,884	—	1.83%
Michael A. Miles, Jr.	685,815	509,493	166,244	*
Timothy P. Murphy	95,086	20,084	3,237	*
Jan Siegmund	144,320	79,247	55,073	*
Angela A. Sun	177,897	111,906	59,299	*
Solomon D. Trujillo	418,073	341,737	33,652	*
Matt Cagwin	460,762	271,895	—	*
Benjamin Hawksworth	121,077	74,324	—	*
Giovanni Angelini	291,950	117,137	—	*
Benjamin Adams	232,836	117,311	—	*
ALL DIRECTORS AND EXECUTIVE OFFICERS AS GROUP (16)	10,321,054	7,870,269	674,208	3.29%

Footnotes:

* Less than 1%

(1)   Consists of direct and indirect ownership of shares, stock options that are currently exercisable, restricted stock units that vest within 60 days, and deferred stock units.

(2)   Consists of shares underlying stock options that are currently exercisable and restricted stock units that vest within 60 days. None of these shares have any voting rights.

(3)   Consists of deferred stock units that are valued according to the market value and shareholder return on equivalent shares of common stock. Deferred stock units have no voting rights

Largest Stockholders

NAME OF BENEFICIAL OWNER	ADDRESS	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENTAGE OF OUTSTANDING STOCK
5% Owners[1]			
BlackRock, Inc.	50 Hudson Yards, New York, NY 10001	36,599,601[2]	11.68%[2]
Schroder Investment Management Ltd.	1 London Wall Place London, EC2Y 5AU, UK	16,948,328[3]	5.4%[3]

Footnotes:

(1)   The Vanguard Group, Inc. ("Vanguard") previously reported on Amendment No. 11 to its Schedule 13G filing with the Securities and Exchange Commission filed February 13, 2024, its ownership as of December 29, 2023, which included sole voting power over 0 shares, sole dispositive power over 40,319,597 shares, shared voting power over 137,926 shares, and shared dispositive power over 567,036 shares, collectively representing approximately 13.05% of our outstanding shares as of the record date. Based on Amendment No. 12 to the Schedule 13G filed by Vanguard on March 27, 2026, we understand that Vanguard went through an internal realignment on January 12, 2026, and, in accordance with SEC Release No. 34-39538 (January 12, 1998), certain subsidiaries or business divisions of subsidiaries of Vanguard, that formerly had, or were deemed to have, beneficial ownership with Vanguard, will report beneficial ownership separately (on a disaggregated basis) from Vanguard in reliance on such release. These subsidiaries and/or business divisions pursue the same investment strategies as previously pursued by Vanguard prior to the realignment. Further, in accordance with SEC Release No. 34-39538 (January 12, 1998), Vanguard no longer has, or is deemed to have, beneficial ownership over securities beneficially owned by such subsidiaries and/or business divisions. Accordingly, we have removed Vanguard from the foregoing table.

(2)   The number of shares held and percentage of outstanding shares were obtained from the holder's Amendment No. 15 to Schedule 13G filing with the Securities and Exchange Commission filed January 24, 2024, which reports ownership as of December 31, 2023. The Schedule 13G/A filing indicates that the holder had sole voting power over 35,380,606 shares, sole dispositive power over 36,599,601 shares, shared voting power over 0 shares, and shared dispositive power over 0 shares.

(3)   The number of shares held and percentage of outstanding shares were obtained from the holder's Schedule 13G filing with the Securities and Exchange Commission filed November 13, 2025 which reports ownership as of September 30, 2025. The Schedule 13G filing indicates that the holder had sole voting power over 16,948,328 shares, sole dispositive power over 16,948,328 shares, shared voting power over 0 shares, and shared dispositive power over 0 shares.

Certain Transactions And Other Matters

We or one of our subsidiaries may occasionally enter into transactions with certain "related persons." Related persons include our executive officers, directors, nominees for directors, 5% or more beneficial owners of our Common Stock, and immediate family members of these persons. We refer to transactions involving amounts in excess of $120,000 and in which the related person has a direct or indirect material interest as "related person transactions." Each related person transaction must be approved in accordance with the Company's written Related Person Transactions Policy by the Corporate Governance Committee of the Board of Directors or, if the Corporate Governance Committee of the Board of Directors determines that the approval of such related person transaction should be considered by all disinterested members of the Board of Directors, by the vote of a majority of such disinterested members. There were no related person transactions since January 1, 2025.

The Corporate Governance Committee considers all relevant factors when determining whether to approve a related person transaction, including, without limitation, the following:

• the size of the transaction and the amount payable to a related person;

• the nature of the interest of the related person in the transaction;

• whether the transaction may involve a conflict of interest;

• whether the transaction was undertaken in the ordinary course of business of the Company; and

• whether the transaction involves the provision of goods or services to the Company that are available from unaffiliated third parties and, if so, whether the transaction is on terms and made under circumstances that are at least as favorable to the Company as would be available in comparable transactions with or involving unaffiliated third parties.

The Company's Related Person Transactions Policy is available through the "Investor Relations, Corporate Governance" portion of the Company's website, www.westernunion.com.

The Proxy Process And Stockholder Voting

Q: Why did I receive these materials?

A: Our Board of Directors has made these materials available to you on the Internet or, upon your request, has delivered printed versions of these materials to you by mail, in connection with the Board's solicitation of proxies for use at our Annual Meeting, which will take place on May 14, 2026, or any adjournment or postponement thereof. Our stockholders are invited to attend the Annual Meeting and are requested to vote on the proposals described in this Proxy Statement.

Q: What does it mean if I receive more than one notice of internet availability of proxy materials or set of proxy materials?

A: This means you hold shares of the Company in more than one way. For example, you may own some shares directly as a Registered Holder and other shares through a broker or you may own shares through more than one broker, agent or other nominee (a "broker"). In these situations, you may receive multiple Notices of Internet Availability of Proxy Materials or, if you request proxy materials to be delivered to you by mail, Proxy Cards. It is necessary for you to vote, sign, and return all of the Proxy Cards or follow the instructions for any alternative voting procedure on each of the Notices of Internet Availability of Proxy Materials you receive in order to vote all of the shares you own. If you request proxy materials to be delivered to you by mail, each Proxy Card you receive will come with its own prepaid return envelope; if you vote by mail, make sure you return each Proxy Card in the return envelope that accompanied that Proxy Card.

Q: Why did my household receive only one copy of the notice of internet availability of proxy materials or proxy materials?

A: In addition to furnishing proxy materials electronically, we take advantage of the SEC's "householding" rules to reduce the delivery cost of materials. Under such rules, only one Notice of Internet Availability of Proxy Materials or, if you have requested paper copies, only one set of proxy materials is delivered to multiple stockholders sharing an address unless we have received contrary instructions from one or more of the stockholders. If you are a stockholder sharing an address and wish to receive a separate Notice of Internet Availability of Proxy Materials or copy of the proxy materials, you may so request by contacting the Broadridge Householding Department by phone at 1-866-540-7095 or by mail to Broadridge Householding Department, 51 Mercedes Way, Edgewood, NY 11717. A separate copy of the proxy materials will be promptly provided following receipt of your request, and you will receive separate materials in the future. If you currently share an address with another stockholder but are nonetheless receiving separate copies of the materials, you may request delivery of a single copy in the future by contacting the Broadridge Householding Department at the number or address shown above.

Q: Does my vote matter and what is a quorum?

A: YOUR VOTE MATTERS! We are required to obtain stockholder approval for the election of directors and other important matters. Each share of Common Stock is entitled to one vote and every share voted has the same weight. In order for the Company to obtain the necessary stockholder approval of proposals, a "quorum" of stockholders (a majority of the issued and outstanding shares entitled to vote) must be represented at the Annual Meeting in person or by proxy. If a quorum is not obtained, the Company must adjourn or postpone the Annual Meeting and solicit additional proxies; this is an expensive and time-consuming process that is not in the best interest of the Company or its stockholders. Accordingly, we encourage you to vote promptly by one of the methods described below to ensure your shares are counted. See also below "How Many Votes are Required to Approve a Proposal?"

Q: How do I vote?



A: By Telephone or Internet — You may vote your shares via telephone as instructed on the Proxy Card, or the Internet as instructed on the Proxy Card or the Notice of Internet Availability of Proxy Materials. The telephone and Internet procedures are designed to authenticate your identity, to allow you to vote your shares, and confirm that your instructions have been properly recorded. The telephone and Internet voting facilities will close at 11:59 p.m., Eastern Time, on May 13, 2026.



By Mail — If you request or otherwise receive one or more paper Proxy Cards, you may elect to vote by mail. If you elect to do so, you should complete, sign, and date each Proxy Card you receive, indicating your voting preference on each proposal, and return each Proxy Card in the prepaid envelope that accompanied each Proxy Card. If you return a signed and dated Proxy Card but you do not indicate your voting preferences, your shares will be voted in accordance with the recommendations of the Board of Directors. By returning your signed and dated Proxy Card or providing instructions by the alternative voting procedure in time to be received for the Annual Meeting, you authorize Devin McGranahan and Benjamin Adams to act as your proxies (the "Proxies") to vote your shares of Common Stock as specified.



By Tablet or Smartphone — If you are a Beneficial Holder, you may vote your shares online with your tablet or smartphone by scanning the QR code. If you are a Registered Holder, you may vote your shares online with your tablet or smartphone by scanning the QR code on your Proxy Card. The ability to vote in this way by tablet or smartphone will expire at 11:59 p.m., Eastern Time, on May 13, 2026.



At the Annual Meeting — Shares held in your name as a Registered Holder may be voted by you in person at the Annual Meeting. Shares held by Beneficial Holders may be voted by you in person at the Annual Meeting only if you obtain a legal proxy from the broker that holds your shares giving you the right to vote the shares, and you bring such proxy to the Annual Meeting. For shares held in The Western Union Company Incentive Savings Plan (the "ISP"), that plan's trustee will vote such shares as directed. If no direction is given on how to vote such shares to the trustee by mail on or before May 11, 2026 or by Internet, telephone, tablet or smartphone by 11:59 p.m., Eastern Time, on May 11, 2026, the trustee will vote your shares held in that ISP in the same proportion as the shares for which it receives instructions from all other participants in the ISP.

Q: How many votes are required to approve a proposal?

A: The Company's By-Laws (the "By-Laws") require that directors be elected by the majority of votes cast with respect to such director in uncontested elections (the number of shares voted "for" a director must exceed the number of votes cast "against" that director with abstentions and broker non-votes not counted as votes "for" or "against"). In a contested election (a situation in which the number of nominees exceeds the number of directors to be elected), the standard for election of directors will be a plurality of the votes of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors.

The advisory vote to approve executive compensation (Proposal 2), the ratification of Ernst & Young LLP's selection as independent registered public accounting firm for 2026 (Proposal 3), approval of the Company's 2026 Employee Stock Purchase Plan (Proposal 4) and the stockholder proposal regarding stockholder right to act by written consent (Proposal 5) each require the affirmative vote of a majority of the shares of Common Stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon.

Q: What is the effect of not voting?

A: It depends on how ownership of your shares is registered and the proposal to be voted upon. If you own shares as a Registered Holder, rather than through a broker, your unvoted shares will not be represented at the Annual Meeting and will not count toward the quorum requirement.

If you own shares as a Beneficial Holder through a broker and do not give voting instructions to your broker, your broker may represent your shares at the meeting for purposes of obtaining a quorum by voting on "routine matters" as further described in the answer to the following question, but will not be able to vote on any "non-routine" matter without your instruction.

Q: If I don't vote, will my broker vote for me? Which matters are considered "routine"?

A: If you own your shares as a Beneficial Holder through a broker and you don't vote, your broker may vote your shares in its discretion on some "routine matters." With respect to other proposals, however, your broker may not vote your shares for you. With respect to these proposals, the aggregate number of unvoted shares is reported as the "broker non-vote." A "broker non-vote" share will not affect the determination of whether the matter is approved. The Company believes that the proposal to ratify Ernst & Young LLP's selection as independent registered public accounting firm for 2026 (Proposal 3) set forth in this Proxy Statement is the only routine matter to be presented at the Annual Meeting on which brokers will be permitted to vote shares on your behalf, even without voting instructions. If your broker votes these shares on your behalf, your shares will be counted as present for purposes of establishing a quorum at the Annual Meeting.

Other than Proposal 3, the Company believes that all proposals set forth in this Proxy Statement are not considered routine matters and brokers will not be able to vote on behalf of their clients if no voting instructions have been furnished. Please give your broker voting instructions on all proposals to ensure your shares are represented in the vote.

Q: How are abstentions treated?

A: Whether you own your shares as a Registered Holder or as a Beneficial Holder, abstentions are counted toward the quorum requirement and have the same effect as votes "against" a proposal, other than the proposal to elect directors (Proposal 1), on which they have no effect.

Q: If I own my shares through a broker, how is my vote recorded?

A: Brokers typically own shares of Common Stock for many stockholders. In this situation, the Registered Holder on the Company's stock register is the broker. This often is referred to as holding shares in "Street Name." The Beneficial Holders of such shares do not appear in the Company's stockholder register. If you hold your shares in Street Name, and elect to vote via telephone, Internet, tablet or smartphone, your vote will be submitted to your broker. If you request paper Proxy Cards and elect to vote by mail, the accompanying return envelope is addressed to return your executed Proxy Card with voting instructions to your broker. Shortly before the Annual Meeting, each broker will total the votes submitted by telephone, Internet, tablet or smartphone or mail by the Beneficial Holders for whom it holds shares and submit a Proxy Card reflecting the aggregate votes of such Beneficial Holders. If you would like to vote at the Annual Meeting see "How Do I Vote? – At the Annual Meeting" above.

Q: **Is my vote confidential?**

A: In accordance with the Company's Corporate Governance Guidelines, the vote of any stockholder will not be revealed to anyone other than a non-employee tabulator of votes or an independent election inspector (the "Inspector of Election"), except (i) as necessary to meet applicable legal and stock exchange listing requirements, (ii) to assert claims for or defend claims against the Company, (iii) to allow the Inspector of Election to certify the results of the stockholder vote, (iv) in the event a proxy, consent, or other solicitation in opposition to the voting recommendation of the Board of Directors takes place, (v) if a stockholder has requested that his or her vote be disclosed, or (vi) to respond to stockholders who have written comments on Proxy Cards.

Q: **Can I revoke my proxy and change my vote?**

A: Yes. You have the right to revoke your proxy at any time prior to the time your shares are voted. If you are a Registered Holder, your proxy can be revoked in several ways: (i) by delivery of a written revocation to the Corporate Secretary, The Western Union Company, 7001 E. Belleview Avenue, Denver, Colorado 80237, by 11:59 p.m., Eastern Time, on May 13, 2026, (ii) by timely submission of another valid proxy bearing a later date (including through any alternative voting procedure described on the Notice of Internet Availability of Proxy Materials or Proxy Card), or (iii) by attending the Annual Meeting and giving the Inspector of Election notice that you intend to vote your shares in person. If your shares are held by a broker, you must contact your broker to receive instructions on how to revoke your proxy. See "How do I Vote?" above for additional information about how to timely submit another proxy.

Q: **Will any other business be transacted at the meeting? If so, how will my proxy be voted?**

A: Management does not know of any business to be transacted at the Annual Meeting other than those matters described in this Proxy Statement. The period specified in the Company's By-Laws for submitting additional proposals to be considered at the Annual Meeting has passed and there are no such proposals to be considered. However, should any other matters properly come before the Annual Meeting, and any adjournments and postponements thereof, shares with respect to which voting authority has been granted to the Proxies will be voted by the Proxies in accordance with their judgment.

Q: **Who counts the votes?**

A: Votes will be counted and certified by the Inspector of Election, who is an employee of Equiniti Trust Company, the Company's Transfer Agent and Registrar ("Equiniti"). If you are a Registered Holder, your telephone, Internet, tablet, or smartphone vote is submitted, or your executed Proxy Card is returned, directly to Equiniti for tabulation. As noted above, if you hold your shares as a Beneficial Holder, your broker returns a single Proxy Card to Equiniti on behalf of its clients.

Q: **How much does the proxy solicitation cost?**

A: The Company has engaged the firm of Sodali & Co., 333 Ludlow Street, 5th Floor, South Tower, Stampford, CT 06902, to assist in distributing and soliciting proxies for a fee of approximately $17,000, plus expenses. However, the proxy solicitor fee is only a small fraction of the total cost of the proxy process. A significant expense in the proxy process is printing and mailing the proxy materials. The Company will also reimburse brokers, fiduciaries, and custodians for their costs in forwarding proxy materials to Beneficial Holders of our Common Stock. Proxies also may be solicited on behalf of the Company by directors, officers, or employees of the Company in person or by mail, telephone, email, or facsimile transmission. No additional compensation will be paid to such directors, officers, or employees for soliciting proxies. The Company will bear the entire cost of solicitation of proxies, including the preparation, assembly, printing, and mailing of the Notice of Internet Availability of Proxy Materials, and this Proxy Statement and the accompanying Proxy Card, Notice of Meeting, and 2025 Annual Report.

ANNEX A

The Western Union Company Employee Stock Purchase Plan

The Board of Directors of The Western Union Company, a Delaware corporation (the "Company"), adopted The Western Union Company Employee Stock Purchase Plan on February 19, 2026 (such plan, as may be amended and/or restated from time to time, the "Plan"), subject to stockholder approval of the Plan at the Company's 2026 Annual Meeting of Stockholders (the "2026 Annual Meeting"). The effective date of the Plan shall be the date on which it is approved by the Company's stockholders at the 2026 Annual Meeting (the "Effective Date"), and the Plan shall remain in effect, subject to the right of the Board to amend or terminate the Plan at any time pursuant to Section 10.1 hereof, until all of the shares of Common Stock (as defined below) authorized under the Plan have been purchased according to the Plan's provisions.

Article 1 Purpose Of The Plan

The Company has determined that it is in the best interests of the Company and its stockholders to provide an incentive to attract and retain employees and to increase morale by providing a program through which employees may acquire a proprietary interest in the Company through the purchase and issuance of shares of Common Stock. The Plan shall permit Participants (as defined below) to purchase shares of Common Stock through payroll deductions and, subject to the terms and conditions set forth herein, Participants will be eligible to receive restricted stock units granted hereunder. Participation in the Plan is entirely voluntary and neither the Company nor any of its Subsidiaries makes any recommendations to Participants as to whether they should participate in the Plan. The Plan is not intended to be an employee benefit plan under the Employee Retirement Income Security Act of 1974, as amended, nor is the Plan intended to qualify as an "employee stock purchase plan" under Section 423 of the Code.

Article 2 Definitions

2.1. "Account" shall mean the bookkeeping entry maintained by the Company on behalf of each Participant for the purpose of accounting for all Participant Contributions credited to the Participant pursuant to the Plan.

2.2. "Applicable Law" shall mean each applicable law, rule, regulation and requirement, including, but not limited to, each applicable U.S. federal, state or local law, any rule or regulation of the applicable securities exchange or inter-dealer quotation system on which the securities of the Company may be listed or quoted and each applicable law, rule or regulation of any other country or jurisdiction where equity or equity-based awards are, or will be, purchased or granted hereunder, as each such law, rule and regulation shall be in effect from time to time. References to any applicable laws, rules and regulations, including references to any sections or other provisions of applicable laws, rules and regulations, also refer to any successor or amended provisions thereto unless the Committee determines otherwise.

2.3. "Award Agreement" shall mean a written or electronic agreement evidencing an award hereunder between the Company and the recipient of such award, and shall include any terms and conditions that may apply to such an award.

2.4. "Base Earnings" shall mean, unless otherwise determined by the Committee prior to the commencement of an Offering Period, a Participant's base salary from one or more Participating Companies, including such amounts of base salary as are deferred by the Participant under: (i) a qualified cash or deferred arrangement described in Section 401(k) of the Code; or (ii) a plan qualified under Section 125 of the Code. Unless otherwise determined by the Administrator, "Base Earnings" does not include overtime, bonuses, annual awards, other incentive payments, reimbursements or other expense allowances, fringe benefits (cash or non-cash), moving expenses, deferred compensation (other than as described in the first sentence of this Section 2.4), contributions (other than contributions described in the first sentence) made on the Participant's behalf by the Company or one or more Participating Companies under any employee benefit or welfare plan now or hereafter established, and any other payments not specifically referenced in the first sentence.

2.5. "Board" shall mean the Board of Directors of the Company.

2.6. "Broker" shall mean the financial institution designated by the Company to act as broker for the Plan.

2.7. "Change in Control" has the meaning set forth in The Western Union Company 2024 Long-Term Incentive Plan, or any successor plan in effect as of the commencement of the applicable Offering Period.

2.8. "Code" shall mean the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

2.9. "Committee" shall mean the Compensation and Benefits Committee of the Board, or a subcommittee thereof, or such other committee designated by the Board to act as administrator of the Plan. All references to the Committee in the Plan shall include any administrator to which the Committee has delegated any part of its responsibilities and powers pursuant to Section 8.1(c).

2.10. "Common Stock" shall mean the common stock, par value $0.01 per share, of the Company, and all rights appurtenant thereto.

2.11. "Company" shall mean The Western Union Company, and any successor thereto.

2.12. "Eligible Person" shall mean any employee of a Participating Company.

2.13. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

2.14. "End Date" shall mean, with respect to each Offering Period, the last day of the Offering Period.

2.15. "Offering Period" shall mean any period with respect to which a right to purchase shares of Common Stock hereunder ("Purchase Rights") may be granted. Unless otherwise determined by the Committee, each Offering Period shall be six months, commencing on each December 1 and June 1 on or following the Effective Date. Notwithstanding the foregoing, the Committee shall have the power to change the frequency and duration of the Offering Periods as it deems appropriate from time to time.

2.16. "Participant" shall mean an Eligible Person who has become a participant in the Plan in accordance with Section 3.2.

2.17. "Participant Contributions" shall have the meaning ascribed to such term in Section 4.1.

2.18. "Participating Company" shall mean the Company and, to the extent designated by the Committee as a Participating Company, any present or future Subsidiary of the Company.

2.19. "Person" shall mean any individual, entity, or group (including any "person" within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act).

2.20. "Restricted Stock Unit" shall mean a right to receive one share of Common Stock, which may be contingent upon the expiration of a specified restriction period and which may, in addition thereof, but contingent upon the attainment of specified performance measures within the specific performance period.

2.21. "Securities Act" shall mean the Securities Act of 1933, as amended, and any successor thereto. Reference in the plan to any section of (or rule promulgated under) the Securities Act shall be deemed to include any rules, regulations, or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations, or guidance.

2.22. "Share Account" shall mean the account maintained by the Broker on behalf of each Participant for the purpose of accounting for Common Stock purchased by the Participant pursuant to the Plan.

2.23. "Start Date" shall mean, with respect to each Offering Period, the first day of the Offering Period.

2.24. "Subsidiary" shall mean any entity of which the Company owns or controls, directly or indirectly, 50% or more of the outstanding shares of stock normally entitled to vote for the election of directors (or comparable equity participation and voting power).

Article 3 Eligibility And Participation

3.1. ELIGIBILITY. Unless otherwise determined by the Committee, any Eligible Person shall be eligible to participate in the Plan. For purposes of participation in the Plan, an individual who is on an unpaid leave of absence from such individual's employment with a Participating Company shall be deemed to be employed for the first 90 days of such leave of absence and such individual's employment shall be deemed to have terminated at the close of business on the 90th day of such leave of absence unless such individual shall have returned to regular full-time or part time employment (as the case may be) prior to the close of business on such 90th day or unless such individual has a right to reemployment that is guaranteed either by statute or contract (including, for avoidance of doubt, any guaranteed right to reemployment provided under any non U.S. law, contract or policy). An individual who is on a paid leave of absence from such individual's employment with a Participating Company shall be deemed to be employed for the length of such paid leave of absence. Termination by the applicable Participating Company of any individual's leave of absence, other than termination of such leave of absence on return to full-time or part-time employment, shall terminate such individual's employment for all purposes of the Plan and shall terminate such individual's participation in the Plan, unless such individual has a right to reemployment that is guaranteed either by statute or contract.

3.2. PARTICIPATION. An Eligible Person who has satisfied the eligibility requirements of Section 3.1 may become a Participant in the Plan by completing an authorization for Participant Contributions on the form to be provided by the Company (and such other documents as may be required by the Committee) and delivering such forms and documents to the Company or an agent designated by the Company on or before the date set by the Committee, which date shall be prior to the Start Date of the applicable Offering Period (the "Enrollment Procedures").

3.3. SPECIAL RULES. In the event that a person is excluded from participation in the Plan and a court of competent jurisdiction determines that the person is eligible to participate in the Plan, the person shall be treated as an Eligible Person only from the date of the court's determination and shall not be entitled to retroactive participation in the Plan.

Article 4 Participant Contributions

U4.1.PARTICIPANT ELECTION. Pursuant to the Enrollment Procedures, each Participant shall designate the amount of payroll deductions, solely on an after-tax basis, to be made from his or her paycheck ("Participant Contributions") to purchase shares of Common Stock under the Plan. Participant Contributions shall be designated in whole percentages of Base Earnings, up to a maximum of 15% (or such other maximum percentage or dollar value as determined by the Committee). Participant Contributions shall be deducted pro rata from checks issued to such Participant during the Offering Period. Notwithstanding the foregoing, in no event may the aggregate amount of Participant Contributions for any calendar year exceed $2,000 per Participant (unless otherwise determined by the Committee). The amount so designated by the Participant shall continue until terminated or altered in accordance with Section 4.2 below.

4.2.CHANGES IN ELECTION; WITHDRAWAL; TERMINATION.

(a) Change in Payroll Deductions. A Participant may withdraw, terminate or discontinue participation in the Plan at any time as provided in Section 4.2(b) and Section 4.2(c) hereof. However, unless otherwise determined by the Committee before the beginning of Offering Period, a Participant may not alter, decrease or increase the rate of his or her Participant Contributions for a specific Offering Period during such Offering Period. A change with respect to a future Offering Period shall be made by delivering to the Company or an agent designated by the Company a new, completed authorization form (and such other documents as may be required by the Committee). Any such new election shall remain in effect until subsequently modified by the Participant pursuant to this Section 4.2.

(b) Withdrawal. A Participant may withdraw Participant Contributions credited to the Participant's account during an Offering Period prior to the last day of such Offering Period by giving sufficient prior written notice to the Company or an agent designated by the Company in accordance with the administrative guidelines established by the Company or its agent. Given sufficient prior written notice, all of the Participant Contributions previously credited to the Participant's account which have not already been used to purchase shares of Common Stock will be paid to the Participant promptly (without interest, unless otherwise required by Applicable Law) after receipt of the Participant's notice of withdrawal, and no further Participant Contributions will be made during such Offering Period. The Company may, at its option, treat any attempt to borrow by a Participant on the security of such

Participant's accumulated Participant Contributions as an election to withdraw such Contributions. A Participant's withdrawal from any Offering Period will not have any effect upon the Participant's eligibility to participate in any subsequent Offering Period or in any similar plan which may hereafter be adopted by the Company. Notwithstanding the foregoing, if a Participant withdraws during an Offering Period, Participant Contributions shall not resume at the beginning of a succeeding Offering Period, unless the Participant is eligible to participate and the Participant delivers to the Company or an agent designated by the Company a new, completed authorization form (and such other documents as may be required by the Committee) and otherwise complies with the terms of the Plan.

(c) Termination of Employment; Participant Ineligibility. Upon termination of a Participant's employment for any reason (including but not limited to termination due to death, but excluding any paid leave of absence, any unpaid leave of absence for a period of less than 90 days, or any leave of absence of any duration where reemployment is guaranteed by either statute or contract), or in the event that a Participant otherwise ceases to be an Eligible Person, the Participant's participation in the Plan shall be terminated, unless otherwise required by Applicable Law. In the event of a Participant's termination of employment or in the event that a Participant otherwise ceases to be an Eligible Person, the Participant Contributions credited to the Participant's account, to the extent they have not already been used to purchase shares of Common Stock, will be returned (without interest, unless otherwise required by Applicable Law) to the Participant, or, in the case of death, to a beneficiary duly designated on a form acceptable to the Committee, and the Participant shall not be entitled to any shares of Common Stock or Match RSUs (as defined below) in respect of such Participant Contributions. For the avoidance of doubt, the transfer of employment from a Participating Company to a Subsidiary which has not been designated as a Participating Company shall constitute a termination of the Participant's employment for purposes of this Plan.

4.3. PARTICIPANT ACCOUNTS. The Company shall establish and maintain a separate Account for each Participant. The amount of each Participant's Participant Contributions shall be credited to his or her Account. No interest shall accrue at any time for any amount credited to an Account of a Participant.

Article 5 Purchase Of Stock; Fractional Shares

U4.1.PARTICIPANT ELECTION. Pursuant to the Enrollment Procedures, each Participant shall designate the amount of payroll deductions, solely on an after-tax basis, to be made from his or her paycheck ("Participant Contributions") to purchase shares of Common Stock under the Plan. Participant Contributions shall be designated in whole percentages of Base Earnings, up to a maximum of 15% (or such other maximum percentage or dollar value as determined by the Committee). Participant Contributions shall be deducted pro rata from checks issued to such Participant during the Offering Period. Notwithstanding the foregoing, in no event may the aggregate amount of Participant Contributions for any calendar year exceed $2,000 per Participant (unless otherwise determined by the Committee). The amount so designated by the Participant shall continue until terminated or altered in accordance with Section 4.2 below.

(a) Purchase of Common Stock. Within 10 days following the end of the Offering Period, the amount credited to a Participant's Account shall be transferred by the Participating Company to the Broker, and the Plan shall cause the Broker to use such amount to purchase shares of Common Stock on the open market on the Participant's behalf (such shares, the "ESPP Shares"). With respect to each Offering Period, the last day of the Offering Period shall hereinafter be referred to as a "Purchase Date." Any balance remaining after the purchase shall be credited to the Participant's Account and will be automatically re-invested in a subsequent Offering Period, unless the Participant timely revokes such Participant's authorization to re-invest such excess amounts or the Company elects to return such Participant Contributions to the Participant. Prior to the issuance of the ESPP Shares to the Participant, such Participant shall have no rights as a stockholder of the Company with respect to the ESPP Shares.

(b) Fractional Shares. Fractional shares shall be issued under the Plan, unless otherwise determined by the Committee.

5.2. FEES AND COMMISSIONS. The Company shall pay the Broker's administrative charges for opening the Share Accounts for the Participants and the brokerage commissions on purchases made that are attributable to the vesting and settlement of Match RSUs and the purchase of shares of Common Stock with Participant Contributions. Participants shall pay all other expenses of their Share Account, including but not limited to the Broker's fees attributable to the issuance of certificates for any and all shares of Common Stock held in a Participant's Share Account. Participants shall also pay the brokerage commissions and any charges associated with the sale of Common Stock held in the Participant's Share Account.

Article 6 Company Match

6.1. ELIGIBILITY TO RECEIVE MATCH RSUS; MATCH FORMULA. With respect to each Offering Period, each Participant who remains employed through the end of the Offering Period and applicable grant date shall be eligible to receive a grant of Restricted Stock Units ("Match RSUs"), subject to the terms and conditions set forth herein. Except as otherwise determined by the Committee prior to the commencement of an Offering Period, the number of Match RSUs to be granted to the Participant with respect to each Offering Period in which the Participant participates shall be determined by multiplying the Participant Contributions for such Offering Period by 25% (the "Matching Contributions") and dividing the Matching Contributions by the fair market value of a share of Common Stock on the last day of the Offering Period.

6.2. AWARD AGREEMENT. Any such Match RSUs shall be granted to the Participant as soon as practicable following the last day of the Offering Period (subject to the Participant's continued employment through the end of the Offering Period and the applicable grant date). Notwithstanding anything herein to the contrary, the grant of Match RSUs hereunder shall be contingent upon, if so required by the Committee, the Participant's execution or acceptance of an Award Agreement evidencing the grant of the Match RSUs.

6.3. VESTING; SETTLEMENT; OTHER TERMS. Unless otherwise provided in the Award Agreement, (i) the Match RSUs shall be fully vested as of the date of grant, and (ii) shall be settled in accordance with the terms of the Award Agreement. Prior to the settlement of a Match RSU, the holder of such award shall have no rights as a stockholder of the Company with respect to the shares of Common Stock subject to such award. No shares of Common Stock and no certificates or other indicia of ownership representing shares of Common Stock that are subject to a Match RSU Award Agreement shall be issued upon the grant of Match RSUs. Instead, shares of Common Stock subject to Match RSUs and the certificates or other indicia of ownership representing such shares of Common Stock shall only be distributed at the time of settlement of such Match RSUs in accordance with the terms and conditions of this Plan and the Award Agreement relating to such Match RSUs.

Article 7 Termination Of Employment

In the event that a Participant's employment with the Participating Company terminates for any reason, the Participant will cease to be a Participant in the Plan as of the date of termination of employment. All cash in the Participant's Account will be paid to the Participant. The Broker may continue to maintain the Participant's Share Account on behalf of the Participant; however, the Participant's Share Account will cease to be administered under or have any other affiliation with the Plan. As of the date of termination of employment, as applicable, the Participant shall pay for any and all expenses and costs related to his or her Share Account, including but not limited to the brokerage commissions on purchases of shares of Common Stock made on or after the date of termination and any other fees, commissions, or charges for which the Participant would otherwise have been responsible for if he or she had continued to be a Participant in the Plan.

Article 8 Plan Administration

8.1. PLAN ADMINISTRATION.

(a) The Plan shall be administered by the Committee, unless the Board elects to assume administration of the Plan in whole or in part. References to the "Committee" include the Board if it is acting in an administrative capacity with respect to the Plan. Committee members shall be intended to qualify as "independent directors" (or terms of similar meaning) if and to the extent required under Applicable Law. However, the fact that a Committee member shall fail to qualify as an independent director shall not invalidate any Purchase Right or other action taken by the Committee under the Plan.

(b) In addition to action by meeting in accordance with Applicable Law, any action of the Committee may be taken by a written instrument signed by all of the members of the Committee and any action so taken by written consent shall be as fully effective as if it had been taken by a majority of the members at a meeting duly held and called. Subject to the provisions of the Plan and Applicable Law, the Committee shall have full and final authority, in its discretion, to take any action with respect to the Plan, including, without limitation, the following: (i) to establish, amend and rescind rules and regulations for the administration of the Plan; (ii) to prescribe the form(s) of any agreements or other instruments used in connection with the Plan; (iii) to determine the terms and provisions of the Purchase Rights, ESPP Shares, and Match RSUs; (iv) to determine eligibility and adjudicate all disputed claims filed under the Plan; (v) reconcile any inconsistency in, correct any defect in, and/or supply any omission in the Plan

and any instrument or agreement relating to, or Purchase Rights granted under, the Plan; (vi) to construe and interpret the Plan, Award Agreements, the rules and regulations of the Plan, and any other agreements or other written instruments contemplated hereby, (vii) to adopt procedures or sub-plans relating to the operation and administration of the Plan to accommodate the specific requirements of local laws, subject to the restrictions on amendments pursuant to Section 10.1 below, and (viii) to make all other determinations that the Committee determines to be necessary or advisable for the administration of the Plan.

(c) Every finding, decision and determination made by the Committee will, to the full extent permitted by Applicable Law, be final and binding upon all parties. Except to the extent prohibited by the Plan or Applicable Law, and subject to such terms and conditions as may be established by the Committee, the Committee may appoint one or more agents to assist in the administration of the Plan and may delegate any part of its responsibilities and powers to any such person or persons appointed by it. To the maximum extent permitted by Applicable Law, no member of the Board or Committee, as applicable, shall be liable while acting as administrator for any action or determination made in good faith with respect to the Plan or any Purchase Right granted thereunder.

8.2. LIMITATION ON LIABILITY. No member of the Board or Committee, and no officer or employee to whom the Committee delegates any of its power and authority hereunder, shall be liable for any act, omission, interpretation, construction or determination made in connection with this Plan in good faith, and the members of the Board and the Committee and officers and employees shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including attorneys' fees) arising therefrom to the full extent permitted by law (except as otherwise may be provided in the Company's certificate of incorporation and/or by-laws) and under any directors' and officers' liability insurance that may be in effect from time to time and applicable to the individual.

Article 9 Common Stock

9.1. SHARES. Subject to Section 9.3, the maximum number of shares of Common Stock that may be purchased under the Plan as ESPP Shares pursuant to Participant Contributions or issued under the Plan in connection with the settlement of Match RSUs is 3,000,000 shares. Common Stock issued as ESPP Shares or in settlement of Match RSUs may be shares of Common Stock that are authorized and unissued or shares of Common Stock that were acquired by the Company, including Common Stock purchased on the open market.

9.2. RIGHTS AS A STOCKHOLDER. No Participant or other person shall have any rights as a stockholder unless and until certificates for shares of Common Stock are issued to the Participant or such shares are credited to the Participant's Share Account.

9.3. ADJUSTMENTS. In the event of any merger, reorganization, consolidation, Change in Control, recapitalization, liquidation, stock dividend, split-up, spinoff, stock split, reverse stock split, share combination, share exchange, extraordinary dividend, or any change in the corporate structure affecting the shares of Common Stock, such adjustment shall be made in the number and kind of shares of Common Stock that may be purchased under the Plan as set forth in Section 9.1 and provisions of the Plan and any Award Agreements issued under the Plan may be adjusted, as may be determined to be appropriate and equitable by the Committee, in its sole discretion. The decision by the Committee regarding any such adjustment shall be final, binding and conclusive.

9.4. CHANGE IN CONTROL. In addition, without limiting the effect of Section 9.3, in the event of a Change in Control, the Committee's discretion shall include, but shall not be limited to, the authority to provide for any of, or a combination of any of, the following: (i) each Purchase Right shall be assumed (including the right to receive Match RSUs) or an equivalent purchase right (including the matching component) shall be substituted by the successor entity or parent or subsidiary of such successor entity; (ii) a date selected by the Committee on or before the date of consummation of such Change in Control shall be treated as a Purchase Date and all outstanding Purchase Rights shall be exercised and any Matching RSUs in respect thereof shall be granted on such date; (iii) all outstanding Purchase Rights shall terminate and the accumulated Participant Contributions will be refunded to each Participant upon or prior to the Change in Control (without interest, unless otherwise required by Applicable Law); or (iv) outstanding Purchase Rights (including the right to receive Match RSUs) shall continue unchanged.

Article 10 Miscellaneous Matters

10.1. AMENDMENT AND TERMINATION. The Board reserves the right to amend, modify, or terminate the Plan or any Award Agreement issued thereunder at any time; provided that approval of an amendment to the Plan by the stockholders of the Company shall be required to the extent, if any, that stockholder approval of such amendment is required by Applicable Law. Upon termination of the Plan, all cash in the Participant's Account will be paid to the Participant. The Broker may continue to maintain the Participant's Share Account on behalf of the Participant; however, the Participant's Share Account will cease to be administered under or have any other affiliation with the Plan, and the Participant shall thereafter be responsible for any and all expenses and costs related to his or her Share Account. Notwithstanding the foregoing, no such amendment or termination shall affect rights previously granted, nor may an amendment make any change in any right previously granted, in each case, which would which materially and adversely affect the rights of any Participant without the consent of such Participant.

10.2. TAX WITHHOLDING. The Company (or other Participating Company, as applicable) shall have the right to deduct from all amounts payable or provided to a Participant (whether under this Plan or otherwise) any taxes required by law to be withheld in respect of amounts payable or provided under this Plan.

10.3. BENEFITS NOT ALIENABLE. Benefits under the Plan may not be assigned, transferred, or alienated, whether voluntarily or involuntarily, except as expressly permitted in this Plan. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect.

10.4. NO ENLARGEMENT OF EMPLOYEE RIGHTS. This Plan is strictly a voluntary undertaking on the part of the Participating Company and shall not be deemed to constitute a contract between the Participating Company and any Eligible Person or to be consideration for, or an inducement to, or a condition of, the employment of any Eligible Person. Nothing contained in the Plan shall be deemed to give the right to any Eligible Person to be retained as an employee of, or otherwise by, the Participating Company or to interfere with the right of the Participating Company to discharge any Eligible Person at any time.

10.5. GOVERNING LAW. This Plan, each award hereunder and the related Award Agreements, and all determinations made and actions taken pursuant thereto, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Delaware and construed in accordance therewith without giving effect to principles of conflicts of laws.

10.6. NON-BUSINESS DAYS. When any act under the Plan is required to be performed on a day that falls on a Saturday, Sunday or legal holiday, that act shall be performed on the next preceding day which is not a Saturday, Sunday or legal holiday.

10.7. COMPLIANCE WITH RECOUPMENT, OWNERSHIP AND OTHER POLICIES OR AGREEMENTS. Except to the extent prohibited by law, the awards granted under this Plan and any cash payment or Common Stock delivered pursuant to an award are subject to forfeiture, recovery by the Company or other action pursuant to the applicable Award Agreement or any clawback or recoupment policy which the Company may adopt from time to time, including without limitation the Company's Misconduct Clawback and Forfeiture Policy, the Company's Dodd-Frank Clawback and Forfeiture Policy, and any other policy which the Company may be required to adopt under applicable law or listing standards.

10.8. COMPLIANCE WITH APPLICABLE LAW. The Company may impose such restrictions on Purchase Rights, shares of Common Stock and any other benefits underlying Purchase Rights hereunder as it may deem advisable, including without limitation restrictions under the federal securities laws, the requirements of any stock exchange or similar organization and any blue sky, state or foreign securities or other Applicable Law. Notwithstanding any other Plan provision to the contrary, the Company shall not be obligated to issue, deliver or transfer shares of Common Stock under the Plan or take any other action, unless such delivery or action is in compliance with Applicable Law (including but not limited to the requirements of the Securities Act). The Company will be under no obligation to register shares of Common Stock or other securities with the Securities and Exchange Commission or to effect compliance with the exemption, registration, qualification or listing requirements of any state securities laws, stock exchange or similar organization, and the Company will have no liability for any inability or failure to do so. The Company may cause a restrictive legend or legends to be placed on any certificate issued pursuant to a Purchase Right hereunder in such form as may be prescribed from time to time by Applicable Law or as may be advised by legal counsel.

10.9. SECTION 409A OF THE CODE. The ESPP Shares and Match Shares are intended to be exempt from the application of Section 409A of the Code, including under the short-term deferral exception, and any ambiguities shall be construed and interpreted in accordance with such intent, and each issuance to a Participant hereunder shall be considered a separate payment for purposes of Section 409A of the Code. In furtherance of the foregoing and notwithstanding any provision in the ESPP to the contrary, if the Committee determines that a Purchase Right, including an entitlement to Match Shares, granted under the ESPP may be subject to Section 409A of the Code or that any provision in the ESPP would cause a Purchase Right, including an entitlement to Match Shares, to be subject to Section 409A of the Code, the Committee may amend the terms of the ESPP and/or of an outstanding Purchase Right granted under the ESPP, or take such other action the Board determines is necessary or appropriate, in each case, without the Participant's consent, to exempt any outstanding Purchase Right, Match Share or future Purchase Rights or Match Shares from or to allow any such Purchase Rights and Match Shares to comply with Section 409A of the Code, but only to the extent any such amendments or action by the Board would not violate Section 409A of the Code. Notwithstanding the foregoing, none of the Company, the Participating Companies or any affiliate, or the Board, the Committee or any employee, director, advisor or representative any of the foregoing, shall have any obligation to take any action to prevent the assessment of any penalty or tax on any Person under Section 409A of the Code in respect of Purchase Rights, Match Shares, ESPP Shares, or otherwise, or (ii) liability to a Participant or other Person with respect to this Section 10.9 or taxes and penalties under Section 409A of the Code.

ANNEX B

Reconciliation Of Non-GAAP Measures

(in millions, unless indicated otherwise)

Western Union's management believes the non-GAAP financial measures presented provide meaningful supplemental information regarding our operating results to assist management, investors, analysts, and others in understanding our financial results and to better analyze trends in our underlying business, because they provide consistency and comparability to prior periods or eliminate currency volatility, increasing the comparability of the Company's underlying results and trends.

A non-GAAP financial measure should not be considered in isolation or as a substitute for the most comparable GAAP financial measure. A non-GAAP financial measure reflects an additional way of viewing aspects of our operations that, when viewed with our GAAP results and the reconciliation to the corresponding GAAP financial measure, provides a more complete understanding of our business. Users of the financial statements are encouraged to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. A reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures is included below. All adjusted year-over-year changes were calculated using prior year amounts.

The Company has not provided a quantitative reconciliation of forecasted adjusted earnings per share to forecasted GAAP earnings per share or forecasted adjusted free cash flow to forecasted GAAP net cash provided by operating activities because the Company cannot, without unreasonable effort, calculate certain reconciling items with confidence due to the variability, complexity, and limited visibility of the adjusting items that would be excluded from forecasted earnings per share and forecasted free cash flow.

Revenues	2024	2025
Revenues (GAAP)	$4,209.7	$4,050.7
Foreign currency translation and Argentina inflation impact[a]	(11.1)	(37.6)
Adjusted revenues (non-GAAP)	$4,198.6	$4,013.1
Less Iraq revenues (GAAP)[l]	(115.3)	(15.8)
Adjusted revenues, excluding Iraq (non-GAAP)	$4,083.3	$3,997.3
Prior year revenues (GAAP)	4,357.0	4,209.7
Less prior year revenues from Business Solutions (GAAP)[b]	(29.7)	—
Adjusted prior year revenues (non-GAAP)	$4,327.3	$4,209.7
Less prior year revenues from Iraq (GAAP)[l]	(263.0)	(115.3)
Adjusted prior year revenues, excluding Iraq (non-GAAP)	$4,064.3	$4,094.4
Revenues (GAAP) - YoY % change	(3)%	(4)%
Adjusted revenues (non-GAAP) - YoY % change	(3)%	(5)%
Adjusted revenues, excluding Iraq (non-GAAP) - YoY % change	0%	(2)%

Operating Income	2024	2025
Operating income (GAAP)	$725.8	$757.3
Acquisition, separation, and integration costs[c]	4.1	10.9
Amortization and impairment of acquisition-related intangible assets[d]	2.4	3.4
Redeployment program costs[e]	41.4	—
Severance costs[f]	1.2	15.8
Russia asset impairments and termination costs[g]	14.8	3.1
Adjusted operating income (non-GAAP)	$789.7	$790.5
Operating margin (GAAP)	17%	19%
Adjusted operating margin (non-GAAP)	19%	20%

Net Income

Net Income	2023	2024	2025
Net income (GAAP)	$626.0	$934.2	$499.6
Acquisition, separation, and integration costs[c]	3.1	4.1	10.9
Amortization and impairment of acquisition-related intangible assets[d]	—	2.4	3.4
Redeployment program costs[e]	29.5	41.4	—
Severance costs[f]	—	1.2	15.8
Russia asset impairments and termination costs, and currency remeasurement[g]	—	16.7	2.4
Business Solutions gain[b]	(18.0)	—	—
IRS settlement[h]	—	(137.8)	5.9
Non-cash tax impacts of international reorganization[i]	—	(255.2)	43.2
Income tax expense/(benefit) from other adjustments[b][c][d][e][f][g][j]	4.6	(12.2)	(6.6)
Adjusted net income (non-GAAP)	$645.2	$594.8	$574.6

Earnings Per Share

Earnings Per Share	2024	2025
Diluted earnings per share (GAAP) ($- dollars)	$2.74	$1.52
Pretax impacts from the following:		
Acquisition, separation, and integration costs[c]	0.01	0.03
Amortization and impairment of acquisition-related intangible assets[d]	0.01	0.01
Redeployment program costs[e]	0.12	—
Severance costs[f]	—	0.05
Russia asset impairments, termination costs, and currency remeasurement[g]	0.05	0.01
Income tax expense/(benefit) impacts from the following:		
IRS settlement[h]	(0.40)	0.02
Non-cash tax impacts of international reorganization[i]	(0.75)	0.13
Other adjustments[b][c][d][e][f][g][j]	(0.04)	(0.02)
Adjusted diluted earnings per share (non-GAAP) ($- dollars)	$1.74	$1.75

Free Cash Flow

Free Cash Flow	2023	2024	2025
Net cash provided by operating activities (GAAP)	$783.1	$406.3	$543.7
Payments for capitalized contract costs	(36.4)	(11.8)	(27.3)
Payments for internal use software	(88.5)	(81.4)	(85.0)
Purchases of property and equipment	(22.9)	(37.4)	(38.5)
Free cash flow (non-GAAP)	$635.3	$275.7	$392.9
Tax payments associated with the 2017 United States federal tax liability[k]	119.5	159.3	218.7
Tax payment associated with the IRS settlement[h]	—	68.0	5.9
Estimated payments for acquisition, separation, and integration costs, severance costs, Russia termination costs, and redeployment program costs paid, net of income tax benefit[c][e][f][g]	32.6	45.2	22.5
Adjusted free cash flow (non-GAAP)	$787.4	$548.2	$640.0
Adjusted net income (non-GAAP)	$645.2	$594.8	$574.6
Adjusted free cash flow conversion (non-GAAP)	122%	92%	111%
3-year average adjusted free cash flow conversion (non-GAAP)			109%

Consumer Services

	2024	2025
Consumer Services revenues (GAAP)	$411.7	$543.3
Foreign currency translation and Argentina inflation impact[a]	(41.2)	(10.5)
Adjusted Consumer Services revenues (non-GAAP)	$370.5	$532.8
Prior year Consumer Services revenues (GAAP)	322.3	411.7
Consumer Services revenues (GAAP) - YoY % change	28%	32%
Adjusted Consumer Services revenues (non-GAAP) - YoY % change	15%	29%

Branded Digital

	2024	2025
Branded Digital revenues (GAAP) - YoY % change	7%	7%
Foreign currency translation and Argentina inflation impact[a]	1%	(1)%
Adjusted Branded Digital revenues (non-GAAP) - YoY % change	8%	6%

Consolidated Metrics

	1Q24	2Q24	3Q24	4Q24	1Q25	2Q25	3Q25	4Q25
Revenues (GAAP)	$1,049.1	$1,066.4	$1,036.0	$1,058.2	$983.6	$1,026.1	$1,032.6	$1,008.4
Foreign currency translation and Argentina hyperinflation impact[a]	5.6	6.4	(5.5)	(17.6)	(14.4)	(4.0)	(15.1)	(4.1)
Revenues, constant currency, net of Argentina hyperinflation (non-GAAP)	1,054.7	1,072.8	1,030.5	1,040.6	$969.2	$1,022.1	$1,017.5	$1,004.3
Less Iraq revenues (GAAP)[l]	(64.9)	(34.3)	(9.5)	(6.6)	(6.6)	(4.7)	(2.2)	(2.3)
Adjusted revenues, excluding Iraq (non-GAAP)	$989.8	$1,038.5	$1,021.0	$1,034.0	$962.6	$1,017.4	$1,015.3	$1,002.0
Revenues (GAAP) - Yo Y % change	1%	(9)%	(6)%	1%	(6)%	(4)%	0%	(5)%
Revenues, constant currency, net of Argentina hyperinflation non-GAAP - YoY% change	2%	(8)%	(6)%	(1)%	(8)%	(4)%	(2)%	(5)%
Adjusted revenues (non-GAAP) - Yo Y % change	3%	(7)%	(6)%	(1)%	(8)%	(4)%	(2)%	(5)%
Adjusted revenues, excluding Iraq (non-GAAP) - YoY % change	(1)%	0%	1%	1%	(2)%	(1)%	(1)%	(5)%

CMT Segment Metrics

	1Q24	2Q24	3Q24	4Q24	1Q25	2Q25	3Q25	4Q25
Revenues (GAAP)	$962.0	$965.0	$932.2	$938.8	$872.9	$885.0	$878.0	$871.5
Foreign currency translation and Argentina hyperinflation impact[a]	2.5	12.7	7.4	7.5	11.4	(5.7)	(15.5)	(17.2)
Revenues, constant currency, net of Argentina hyperinflation (non-GAAP)	964.5	977.7	939.6	946.3	884.3	879.3	$862.5	854.3
Less Iraq revenues (GAAP)[l]	(64.9)	(34.3)	(9.5)	(6.6)	(6.6)	(4.7)	(2.2)	(2.3)
Adjusted revenues, excluding Iraq (non-GAAP)	$899.6	$943.4	$930.1	$939.7	$877.7	$874.6	$860.3	$852.0
Revenues (GAAP) - Yo Y % change	3%	(10)%	(9)%	(4)%	(9)%	(8)%	(6)%	(7)%
Adjusted revenues (non-GAAP) - Yo Y % change	3%	(9)%	(8)%	(3)%	(8)%	(9)%	(7)%	(9)%
Adjusted revenues, excluding Iraq (non-GAAP) - YoY % change	(1)%	(1)%	0%	0%	(2)%	(6)%	(7)%	(9)%

CS Segment Metrics

	1Q24	2Q24	3Q24	4Q24	1Q25	2Q25	3Q25	4Q25
Revenues (GAAP)	$87.1	$101.4	$103.8	$119.4	$110.7	$141.1	$154.6	$136.9
Foreign currency translation and Argentina hyperinflation impact[a]	3.0	(6.2)	(12.9)	(25.1)	(25.9)	1.9	0.4	13.1
Revenues, constant currency, net of Argentina hyperinflation (non-GAAP)	$90.1	$95.2	$90.9	$94.3	$84.8	$143.0	$155.0	$150.0
Prior year revenues (GAAP)	$83.2	$83.5	$78.8	$76.8	$87.1	$101.4	$103.8	$119.4
Revenues (GAAP) - Yo Y % change	5%	21%	32%	56%	27%	39%	49%	15%
Adjusted revenues (non-GAAP) - Yo Y % change	8%	14%	15%	23%	(3)%	41%	49%	26%

Footnotes:

(a) Represents the impact from the fluctuation in exchange rates between all foreign currency denominated amounts and the United States dollar. Constant currency results exclude any benefit or loss caused by foreign exchange fluctuations between foreign currencies and the United States dollar, net of foreign currency hedges, which would not have occurred if there had been a constant exchange rate. Constant currency results also reflect the impact of Argentina inflation, where indicated, due to its economy being hyperinflationary. The Company estimates Argentina inflation as the revenue growth not attributable to either transaction growth or the change in price (revenue divided by principal). Argentina inflation has historically had a more significant impact to revenues in the Company's Consumer Services segment, as proportionally, there are higher revenues generated from Argentina in the Company's Consumer Services segment, relative to its Consumer Money Transfer segment. Beginning with the second quarter of 2025, the Company no longer adjusts for the estimated impact of Argentinian hyperinflation in its non-GAAP revenue results, as inflation in the country has moderated significantly - from over 200% in recent years to less than 50% since the second quarter of 2025.

(b) During 2021, the Company entered into an agreement to sell its Business Solutions business to Goldfinch Partners LLC and The Baupost Group LLC, the final closing of which occurred on July 1, 2023. Revenues have been adjusted to exclude the carved out financial information for the Business Solutions business to compare the year-over-year changes and trends in the Company's continuing businesses, excluding the effects of this divestiture.

(c) Represents the impact from expenses incurred in connection with the Company's acquisition and divestiture activity, including for the review and closing of these transactions, and integration costs directly related to the Company's acquisitions, such as severance and consulting costs.

(d) Represents the non-cash amortization and impairment of acquired intangible assets in connection with recent business acquisitions.

(e) Represented severance, expenses associated with streamlining the Company's organizational and legal structure, and other expenses associated with the Company's program which redeployed expenses in its cost base through optimizations in vendor management, real estate, marketing, and people strategy as previously announced in October 2022. Expenses incurred under the program also included non-cash impairments of operating lease right-of-use assets and property and equipment.

(f) Management excludes severance costs not related to acquisition, separation, and integration activities in its measurement of non-GAAP profitability to focus on those factors it believes to be most relevant to the Company's operations.

(g) While the Company had previously made a decision to suspend its operations in Russia, in 2024, the Company decided to pursue either liquidating or selling the Russian assets, which triggered a review of the carrying value of these assets. In 2024, the Company recorded asset impairments of $13.4 million, related to its assets in Russia. Amounts presented also include the costs associated with operating the Russian entity which are no longer needed for the Company's ongoing operations. Beginning in 2024, the expenses have only been incurred in order to complete the liquidation or possible sale of the Russian assets. Additionally, where indicated, the Company has excluded the impact of the foreign currency remeasurement of the Russian ruble because of the decision to liquidate or sell the Russian assets.

(h) In 2024, the Company entered into a settlement with the IRS regarding the Company's 2017 and 2018 federal income tax returns. The Company is contesting the one remaining unagreed adjustment in the U.S. Tax Court and has fully reserved for this unagreed adjustment. The Company has excluded the non-cash reversal of the uncertain tax position liability associated with the settlement because of the significance of this settlement on its reported results. In 2025, the Company recorded non-cash state tax benefits and interest accruals, both of which were associated with the previous federal tax settlement and that are also excluded from adjusted earnings per share.

(i) In 2024, the Company reorganized the international operations of its business to realign and consolidate the Company's international activities. The Company recognized deferred tax assets, net of valuation allowance, associated with this reorganization, including from the step-up in tax basis associated with the reorganization. The Company has excluded the non-cash recognition of the deferred tax assets associated with this reorganization because of the significance of this recognition on its reported results. The company has also removed the non-cash reversal of these deferred tax assets from its 2025 adjusted net income and adjusted earnings per share.

(j) In addition to the income tax effects of the adjustments described above, 2024 included an adjustment to exclude an income tax benefit of $2.6 million related to the non-cash impact of remeasuring the Company's deferred tax assets and liabilities for tax law changes that were enacted in that period in Barbados.

(k) Represents installment payments on the tax liability on certain of our previously undistributed earnings pursuant to United States tax reform legislation enacted in December 2017. The Company elected to pay this liability in periodic installments through 2025.

(l) Represents revenues from transactions originated in Iraq. Beginning in March 2023, the Company experienced a significant increase in its business originating from Iraq. The Company believes this volume to have been the effect of policy changes by United States and Iraqi regulators. In July 2023, the United States Treasury and the Federal Reserve Bank of New York announced actions that banned 14 Iraqi banks, some of whom were the Company's agents, from conducting U.S. dollar transactions. Additionally, in October 2023, the Central Bank of Iraq suspended the Company's largest agent in the country, although that agent was later reinstated and resumed offering the Company's services. The effect of fluctuations between the Iraqi dinar and United States dollar on reported revenues was not significant for these periods. Because of the significant volatility in revenues and disruptions in offering the Company's services in the country, management believes that revenue measures that exclude the Iraq revenues provide better consistency and comparability to prior periods and assist in understanding trends in the Company's ongoing revenues.

Important Notice Regarding The Availability Of Proxy Materials

The Company's Proxy Statement and 2025 Annual Report are available at www.proxyvote.com or www.proxydocs.com/brokers/ WU for Beneficial Holders and www.proxydocs.com/WU for Registered Holders. To access such materials, you will need the control/identification numbers provided to you in your Notice of Internet Availability of Proxy Materials or your Proxy Card.



Western Union

2025 Form 10-K

2025

Notice of 2026 Annual Meeting of Stockholders, Proxy Statement, and 2025 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 10-K

_____

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
  For the fiscal year ended: December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
  For the transition period from   to

Commission File Number: 001-32903

THE WESTERN UNION COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**20-4531180**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**

THE WESTERN UNION COMPANY
7001 East Belleview Avenue
Denver, Colorado 80237
(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code: (866) 405-5012
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 Par Value	WU	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b‑2 of the Exchange Act.

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐

Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Act). Yes ☐ No ☑

As of June 30, 2025, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $2.7 billion based on the closing sale price of $8.42 of the common stock as reported on the New York Stock Exchange.

As of February 13, 2026, 313,454,809 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's proxy statement for the 2026 annual meeting of stockholders are incorporated into Part III of this Annual Report on Form 10‑K.

INDEX

This Annual Report on Form 10-K contains certain statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions, and projections about our industry, business, and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in other sections of this Annual Report on Form 10-K. See the discussion under the headings "Risk Factors" and "Forward-Looking Statements" below.

PART I

Item 1. Business

Overview

The Western Union Company (the "Company," "Western Union," "we," "our," or "us") is a leader in cross-border, cross-currency money movement, payments, and digital financial services, empowering consumers, businesses, financial institutions, and governments with fast, reliable, and convenient ways to send money and make payments around the world. Our goal is to offer accessible financial services that help people and communities prosper. The Western Union brand is globally recognized and represents speed, reliability, trust, and convenience.

As we continue to seek to meet the needs of our customers for fast, reliable, and convenient global money movement and payment services while focusing on regulatory compliance, we are also working to go beyond these services by providing consumers and our business clients with access to an expanding portfolio of financial services and to increase the ways our services can be accessed, including through the launch of our digital wallet in certain countries.

Our business strategy centers on leveraging our global retail network and growing digital platforms to provide cross‑border money movement and related financial services to customers worldwide, while increasingly operating as a digital‑first company. Building on our traditional strength in consumer remittances, we are focused on expanding higher‑growth digital channels alongside our physical agent locations to create a two‑sided global financial services network. In November 2025, we announced our "Beyond" strategy, in which we intend to serve customers by broadening our consumer services offerings and modernizing our payments infrastructure. This strategy emphasizes technology‑led innovation, including expansion of digital wallets, consumer financial services, and a digital asset network supported by a U.S. dollar‑denominated stablecoin initiative.

On August 10, 2025, we entered into an agreement to purchase the entire share capital of International Money Express, Inc. (NASDAQ: IMXI) ("Intermex") for approximately $500 million in cash. This transaction is expected to close in the second quarter of 2026, subject to the satisfaction of customary closing conditions, including receipt of remaining regulatory approvals. Intermex is a leading omnichannel money transfer provider, focused primarily on the United States ("U.S.") to Latin America and the Caribbean corridors, through a network of agent retail locations, Intermex-operated stores, its mobile app, and websites.

On October 28, 2025, we announced plans to launch the U.S. Dollar Payment Token ("USDPT^{TM}"). USDPT will be a U.S. dollar-backed stablecoin that will be issued on the Solana blockchain by Anchorage Digital Bank, N.A., a national trust bank. We anticipate that Anchorage Digital Bank will be issuing USDPT in conformity with the requirements of the Guiding and Establishing National Innovation for U.S. Stablecoins Act ("GENIUS Act"). We plan for users to be able to buy and sell USDPT through licensed cryptocurrency exchanges, which is expected to allow broad accessibility and ease of use. We also expect to offer a credit card to consumers that is funded and secured by USDPT, and we plan to utilize USDPT to facilitate high-speed payments between Western Union and its agents. We anticipate that USDPT will be issued and available in licensed cryptocurrency exchanges during the first half of 2026. In October 2025, we also announced an innovative Digital Asset Network, which would permit licensed cryptocurrency exchanges to integrate Western Union money transfer services into their consumer mobile apps. This would permit customers of the exchanges to receive cash payouts in fiat currency at a Western Union location. Both the USDPT and Digital Asset Network initiatives are designed to expand the ways we move money for customers, agents, and partners.

Our Segments

We manage our business around the consumers and businesses we serve and the types of services we offer. We operate through two segments: Consumer Money Transfer and Consumer Services.

Our Consumer Money Transfer service enables people to use our well-recognized brands to send money around the world, usually within minutes. We believe that brand strength, reach of our global network, convenience, reliability, and value have been important to our business. As of December 31, 2025, our global network included agent locations in more than 200 countries and territories and many Western Union branded websites. Each location in our agent network is capable of facilitating a consumer's use of one or more of our services, with the significant majority offering a Western Union branded service. As of December 31, 2025, approximately 360,000 of our locations had conducted money transfer activity in the previous 12 months.

Our Consumer Services segment includes our bill payment services, money order services, travel money services, check acceptance services, media network, prepaid cards, lending partnerships, and digital wallets.

The table below presents the components of our consolidated revenue:

	Year Ended December 31,		
	2025	2024	2023
Consumer Money Transfer	87%	90%	92%
Consumer Services	13%	10%	7%
Business Solutions[a]	—	—	1%
	100%	100%	100%

(a) On August 4, 2021, we entered into an agreement to sell our Business Solutions business to Goldfinch Partners LLC and The Baupost Group LLC, and the final closing for this transaction occurred on July 1, 2023. Accordingly, we no longer report Business Solutions as a separate segment.

Consumer Money Transfer

Money transfers from one consumer to another are the core of our business, representing 87% of our total consolidated revenues for 2025. A substantial majority of these transfers were cross-border transactions. Our money transfer service is mainly conducted through our retail agent locations and locations we operate worldwide but also includes our websites and mobile applications and our third-party digital partners' websites and mobile applications marketed under our brands ("Branded Digital"). This segment includes five geographic regions whose functions are primarily related to generating, managing, and maintaining agent relationships and localized marketing activities. We include Branded Digital transactions in our regions. By means of common processes and systems, these regions, including Branded Digital, create one interconnected global network for consumer transactions, thereby constituting one Consumer Money Transfer business and one operating segment.

Operations

Our revenues are primarily derived from consideration paid by customers to transfer money. These revenues vary by transaction based upon factors such as channel, send and receive locations, send and receive funding method, the principal amount sent, and, when the money transfer involves different send and receive currencies, the difference between the exchange rate we set to the customer and a rate available in the wholesale foreign exchange market.

In a typical money transfer transaction, a consumer provides information, either at one of our agent or subagent locations or online, specifying, among other things, the name and other identifying information regarding the recipient and the principal amount of the transfer. The consumer also provides funds for the transaction, including the fee determined and set by us. Certain of these processes are streamlined for consumers who participate in our loyalty programs or are registered Branded Digital customers. This information is entered into our money transfer system, and the funds are made available for pick-up by the recipient within our system, usually within minutes, in the country or territory specified by the consumer, or paid into the designated account of the recipient. Consumers then receive a unique identifying number assigned by our system, which the consumer must communicate to the recipient in order to

obtain a payout in cash. In this situation, the recipient generally enters an agent location in the designated receiving country or territory, presents the unique identifying number and identification, where applicable, and is paid the transferred amount by our agent based on the information in our system. Recipients generally do not pay a fee. However, in limited circumstances, a tax may be imposed by the local government on the receipt of the money transfer, or a fee may be charged by the recipient's institution related to the use of an account.

In a retail transaction, we generally pay our agents a commission based on a percentage of revenue. A commission is usually paid to both the agent that initiated the transaction, the "send agent," and the agent that paid the transaction, the "receive agent." For most agents, the costs of providing the physical infrastructure and staff are typically already covered by the agent's primary business (e.g., postal services, banking, check acceptance, travel, and retail businesses). Western Union's global reach and large consumer base allow us to attract agents we believe to be well-positioned to deliver our services. In a Branded Digital transaction, we typically pay a credit card processor or bank a fee for collecting the principal, and we are also responsible for losses from chargebacks and fraud, in addition to commissions owed to the receive agent in the event of cash payout.

Services

We offer money transfer services in more than 200 countries and territories, with a number of options for sending funds that provide consumers convenience and choice, through both our retail and digital money transfer channels.

- *Retail* - The majority of our remittances constitute retail transactions in which payment is collected at an agent or Company-operated location and is available for pick-up at another location, usually within minutes, or paid directly into the recipient's account. We offer a variety of methods for consumers to initiate transactions. In select markets, consumers may stage a transaction either online or using a mobile device and subsequently pay for the transaction at one of our agent or Company-operated locations. Additionally, in certain agent locations, consumers can enter a transaction at a self-service kiosk and subsequently pay for the transaction at the counter of the location.

- *Digital* - In many countries and territories, consumers can initiate a money transfer from a Western Union branded website or mobile application or from sites and applications hosted by our third-party digital partners.

Consumers can fund a transaction in a variety of ways, in addition to cash. For example, at certain of our agent locations, consumers can fund a transaction using a debit card, and, where available, consumers can fund a money transfer from an account and through an account using an automated teller machine ("ATM"). In digital channels, consumers can generally fund transactions using a credit card, debit card, electronic funds transfer processed through the automated clearing house ("ACH") payment system or similar system outside the United States, online banking direct payment methods, other bank account-based payment, or, where available, from our or our partners' digital wallets.

We also provide several options for the receipt of funds. At our retail agent and Company-operated locations, consumers generally receive payments in cash. However, in certain countries, our retail agents may also issue a money order or check or provide payout through an ATM. Funds can also be directed to a bank account in many countries, by either the sender or receiver, and in more limited circumstances, can be paid into or directed to a mobile wallet, a stored-value card, or debit card.

Distribution and Marketing Channels

We offer our Consumer Money Transfer services around the world primarily through our global network of agents and subagents in most countries and territories, with approximately 90% of our locations being located outside the United States. Our agents facilitate the global distribution and convenience associated with our brands, which in turn helps create demand for our services and helps us to recruit and retain agents. Western Union agents include large networks such as post offices, banks, and retailers, and other established organizations as well as smaller independent retail locations, which typically provide other consumer products and services. Many of our agents have multiple locations. Our agents know the markets they serve and leverage this local knowledge to develop business plans for their markets. In some regions, our agents contribute financial resources to, or otherwise support, our efforts to market our services. Many agents operate in locations that are open outside of traditional banking hours, for example, on nights and weekends. Our top 40 agents and partners globally have been with us for more than 20 years, on average, and in 2025,

these long-standing relationships accounted for transactions that generated approximately 50% of our Consumer Money Transfer revenue. No individual agent or partner accounted for greater than 10% of the segment's revenue during any of the periods presented.

We provide our agents with access to our multi-currency, real-time money transfer processing systems, which are used to originate and pay money transfers. Our systems and processes enable our agents to pay money transfers in nearly 130 currencies worldwide. Certain of our agents can pay in multiple currencies at a single location. Our agents provide the point-of-sale presence and facilitate the interface with Western Union required to complete the transfers. Western Union provides central operating functions such as transaction processing, settlement, marketing support, and consumer relationship management to our agents, as well as compliance training and related support. Some of our agents outside the United States, whom we refer to as master agents, manage subagents. Although the subagents are under contract with these master agents (and not with Western Union directly), the subagent locations typically have access to similar technology and services as our other agent locations. Our international agents often customize services as appropriate for their geographic markets. In some markets, individual agents independently offer specific services such as stored-value card or account payout options.

We have expanded the number of our Company-operated locations and our agent "concept stores," in which we partner with agents who have demonstrated high-quality customer service and expertise in serving particular geographies or corridors. We believe that our Company-operated locations and concept stores allow us to better control the customer experience, test new products and services, and acquire customers for our digital services at a lower cost.

While we typically perform services under the Western Union brand, in certain geographic regions, we operate under other brands targeted to the local market, such as Vigo and Orlandi Valuta. We market our services to consumers in a number of ways, directly and indirectly through our agents and their subagents, leveraging promotional activities, grassroots, direct-to-consumer communications, digital advertising, and other incentives. We cooperate with various partners around the world to offer a variety of branded, co-branded, and non-Western Union branded money transfer services, including services offered exclusively under the partners' brands. While the terms of these arrangements vary, these services are often marketed by the third-party partner and offered under the partner's license to provide money transfer services. As a result, the regulatory requirements applicable to us under these arrangements may also vary.

Industry Trends

Trends in the volume of cross-border money transfer activity correlate with migration, global economic opportunity, and related employment levels worldwide. A significant trend that continues to impact the money transfer industry is increasing regulation. Regulations in the United States and elsewhere focus, in part, on anti-money laundering, anti-terrorist financing, consumer protection, transparent pricing, consumer privacy, data protection, and information security. Regulations require money transfer providers, banks, and other financial institutions to develop systems to prevent, detect, monitor, and report certain transactions. Such regulations increase the costs to provide money transfer services and can make it more difficult or less desirable for consumers and businesses to use money transfer services, either of which could have an adverse effect on money transfer providers' revenues and operating income. Additionally, our ability to enter into or maintain exclusive arrangements with our agents has been and may continue to be challenged by both regulators and certain of our current and prospective agents. For further discussion of the regulatory impact on our business, see the Regulation discussion in this section, Part I, Item 1A, *Risk Factors* - "*Risks Relating to Our Regulatory and Litigation Environment.*"

We are seeing increased competition from, and increased market acceptance of, electronic, mobile, and internet-based money transfer services as well as digital currencies, including cryptocurrencies. These advances are enabling new entrants, many of which depart from traditional money transfer and remittance models. In certain countries, the evolving regulatory landscape is creating local networks or enabling additional competition. We believe this shift in consumer preference will continue, resulting in an increasing proportion of remittances being sent through digital means in the future.

Competition

We face robust competition in the highly fragmented consumer money transfer industry. We compete with a variety of remittance providers, including:

- *Global money transfer providers* - Global money transfer providers allow consumers to send money to a wide variety of locations, in both their home countries and abroad.

- *Regional money transfer providers* - Regional money transfer providers, or "niche" providers, provide the same services as global money transfer providers but focus on a smaller group of geographic corridors or services within one region, such as North America to the Caribbean, Central, or South America, or Western Europe to North Africa.

- *Digital channels* - Digital service providers, including certain payment providers, allow consumers to send and receive money or value digitally using the internet or through mobile devices. Digital channels also include digital wallets, digital currencies, including cryptocurrencies, cryptocurrency exchanges, and social media and other predominantly communication or commerce-oriented platforms that offer money transfer services.

- *Banks, postbanks, and post offices* - Banks, postbanks, and post offices of all sizes compete with us in a number of ways, including money transfers, bank transfer and wire services, payment instrument issuances, and card-based services.

- *Informal networks* - Informal networks enable people to transfer funds without formal mechanisms and often without compliance with government reporting requirements.

- *Alternative channels* - Alternative channels for sending and receiving money include mail and commercial courier services and card-based options, such as ATM cards and stored-value cards.

We believe the most significant competitive factors in Consumer Money Transfer remittances relate to the overall consumer value proposition, including brand recognition, trust, reliability, consumer experience, price, speed of delivery, distribution network, variety of send and receive payment methods, and channel options.

Consumer Services

Consumer Services primarily consists of our bill payment services in Argentina and the United States, our money order services, and our travel money services. Also included are our check acceptance services, media network, prepaid cards, lending partnerships, and the non-money transfer aspects of our consumer ecosystem, such as our digital wallets, which allow consumers in certain countries to load and spend funds. Consumer Services revenue represented 13% of our total consolidated revenues for 2025.

Our bill payment services provide fast and convenient options for consumers, businesses, and other organizations to make payments, including to utilities, auto finance companies, mortgage servicers, financial service providers, and government agencies. Generally, these bill payment services are initiated by consumers making a payment at an agent or Company-operated location or through westernunion.com. We believe our business partners, who receive payments through our services, benefit from their relationship with Western Union, as it provides them with real-time or near real-time posting of their customers' payments. In many circumstances, our relationships with business partners also provide them with an additional source of income and reduce their expenses for handling of payments. Revenue from our bill payment services is derived primarily from transaction fees paid by customers and billers.

Consumers use our money orders for making purchases, paying bills, and as an alternative to checks. We derive investment income from interest generated on our money order settlement assets, which are primarily held in United States state and municipal debt securities.

In our travel money services, we provide consumers with access to exchange currencies at our retail locations, earning revenues for the difference between the exchange rate we set to the consumer and the rate at which we acquired

the currency. In our media network, we earn revenues by reaching consumers with relevant offers and brand messages, in retail locations, on our websites and mobile applications, or on third-party sites. For non-money transfer aspects of our consumer ecosystem, we derive income primarily from transaction fees and contractual relationships with partners such as the issuing bank for Western Union-branded prepaid cards.

Intellectual Property

The Western Union trademarks and service marks and the Company's Black & Yellow trade dress are used and/or registered worldwide and are material to our Company. We offer money transfer services under the Western Union®, Vigo®, and Orlandi Valuta® brands. We also provide various payment and other services under many brands and product names, including Eurochange®, Pago Fácil®, Quick Collect®, Quick Pay℠, and Quick Cash® and are planning to launch USDPT™, a new U.S. dollar-backed stablecoin that we anticipate will be issued on the Solana blockchain by Anchorage Digital Bank, N.A., a national trust bank, during the first half of 2026. Our operating results have allowed us to invest significantly each year to support our brands, and in some regions, our agents have also contributed financial resources to assist with marketing our services. Additionally, we own patents and patent applications covering various aspects of our products and services, covering a range of technologies, including those related to money transfer, compliance analytics, fraud prevention, and mobile applications.

Regulation

Our business is subject to a wide range of laws and regulations enacted by the United States federal government, each of the states, many localities, and many other countries and jurisdictions, including the European Union ("EU"). These include increasingly strict legal and regulatory requirements intended to help detect and prevent money laundering, terrorist financing, fraud, drug trafficking, human trafficking, and other illicit activity. These also include laws and regulations regarding financial services, consumer disclosure and consumer protection, currency controls, money transfer and payment instrument licensing, payment services, digital currencies, stablecoins, and crypto assets, credit and debit cards, electronic payments, unclaimed property, the regulation of competition, consumer privacy, data protection, and information security. Failure by Western Union, our agents, or their subagents (agents and subagents are third parties, over whom Western Union has limited legal and practical control), and certain of our service providers to comply with any of these requirements or their interpretation could result in regulatory action, the suspension or revocation of a license or registration required to provide money transfer or payment services, the limitation, suspension, or termination of services, changes to our business model, loss of consumer confidence, private class action litigation, the seizure of our assets, and/or the imposition of civil and criminal penalties, including fines and restrictions on our ability to offer services.

Money Transfer and Payment Instrument Licensing and Regulation

Most of our services are subject to anti-money laundering laws and regulations, including the Bank Secrecy Act in the United States, as amended (collectively, the "BSA"), and similar laws and regulations in the United States and abroad. The BSA, among other things, requires money transfer companies and the issuers and sellers of money orders to develop and implement risk-based anti-money laundering programs, to report large cash transactions and suspicious activity, and in some cases, to collect and maintain information about consumers who use their services and maintain other transaction records. In addition to United States federal laws and regulations, many other countries and states impose similar and, in some cases, more stringent requirements. These requirements may also apply to our agents and their subagents. In addition, the United States Department of the Treasury has interpreted the BSA to require money transfer companies to conduct due diligence into and risk-based monitoring of their agents and subagents inside and outside the United States, and certain states in the U.S. also require money transfer companies to conduct similar due diligence reviews. Compliance with anti-money laundering laws and regulations continues to be a focus of regulatory attention, with recent settlement agreements having been reached with several large financial institutions.

Economic and trade sanctions programs administered by the United States Department of the Treasury's Office of Foreign Assets Control ("OFAC") and by certain foreign jurisdictions prohibit or restrict transactions to or from (or dealings with or involving) certain countries, regions, governments, and in certain circumstances, specified foreign nationals, as well as with certain individuals and entities such as narcotics traffickers, terrorists, and terrorist organizations. We provide limited money transfer and payment services to parties in certain regions of Ukraine as well as certain sanctioned parties we are legally authorized to interact with in strict accordance with United States laws authorizing such services, and pursuant to and as authorized by advisory opinions of, or specific or general licenses issued by, OFAC.

In the United States, almost all states license certain of our services, and many exercise authority over the operations of certain aspects of our business and, as part of this authority, regularly examine us. Many states specify the amount and composition of eligible assets that certain of our subsidiaries must hold in order to satisfy our outstanding settlement obligations. In compliance with these regulations, we invest some of the principal of outstanding money orders, money transfers, or payments in highly-rated, investment grade securities, and our use of such investments is restricted to satisfying outstanding settlement obligations. We regularly monitor credit risk and attempt to mitigate our exposure by investing in highly-rated securities. The substantial majority of our investment securities, classified within Settlement assets in the Consolidated Balance Sheets, are held in order to comply with state licensing requirements in the United States and are required to have credit ratings of "A-" or better from a major credit rating agency.

These licensing laws also cover matters such as government approval of controlling shareholders and senior management of our licensed entities, regulatory approval of agents and in some instances their locations, consumer disclosures, and the filing of periodic reports by the licensee, and they may require the licensee to demonstrate and maintain certain net worth levels. Many U.S. states also require money transfer providers and their agents to comply with federal and/or state anti-money laundering laws and regulations. There are different shareholding thresholds that may require prior regulatory approval in connection with certain licenses our subsidiaries hold in the United States and outside of the United States. As such, any person who intends to acquire 10% or more of the total equity interest of our Company may be required to obtain prior approval from (or rebut the presumption that such person will become a controlling shareholder with) one or more of our regulators. In addition, certain of our licensed entities are required to make prior notification and seek prior approval from our regulators when certain shareholding thresholds are exceeded. We must also make certain notifications and seek regulatory approvals in connection with the acquisition of other companies that offer regulated financial services.

Outside the United States, our money transfer business is subject to some form of regulation in almost all of the countries and territories in which we offer those services. These laws and regulations may include limitations on what types of entities may offer money transfer services, agent registration requirements, limitations on the amount of principal that can be sent into or out of a country, limitations on the number of money transfers that may be sent or received by a consumer, and controls on the rates of exchange between currencies. They also include laws and regulations intended to detect and prevent money laundering or terrorist financing, including obligations to collect and maintain information about consumers, recordkeeping, reporting and due diligence, and supervision of agents and subagents similar to and in some cases exceeding those required under the BSA. In most countries, either we or our agents are required to obtain licenses or to register with a government authority in order to offer money transfer services, and in certain countries, we must maintain sufficient cash or other funds to satisfy payout obligations in these countries. Where we cooperate with partners around the world to offer money transfer services marketed exclusively under the partners' brands, the regulatory requirements applicable to us may vary.

The majority of our EU business is managed through our Irish payment institution subsidiary, Western Union Payment Services Ireland Limited, which is regulated by the Central Bank of Ireland under the Second EU Payment Services Directive EU 2015/2366 ("PSD2"). PSD2 imposes rules on payment service providers like Western Union, aiming to drive increased competition, innovation, and transparency across the EU payments market, while enhancing consumer protection and the security of internet payments and account access. PSD2: (i) has increased the supervisory powers granted to member states with respect to activities performed by companies such as Western Union, and our agent network, (ii) provides for customer identity verification and authentication measures and agent monitoring responsibilities, (iii) provides member states with the ability to limit the types, nature, and amount of charges we may assess and increases customer refund rights, and (iv) increases information security and incident reporting responsibilities.

Under our PSD2 license and local EU member states' implementing legislation and associated regulatory supervisory powers, guidelines, and regulatory technical standards, we are responsible for the regulatory compliance of our agents and their subagents. We are also subject to requirements such as capital and safeguarding rules, certain consumer protection requirements, information technology, and operational security risk management requirements, outsourcing oversight requirements, and periodic regulatory examinations similar to those in the United States. These rules have resulted in increased compliance and agent monitoring costs, regulatory guidelines and associated supervision, and increased competition across the payments industry as a result of the entry of many new payment service providers. We continue to monitor the impact on our business of PSD2 and associated regulatory guidelines and technical standards, including indicators of changes in the payment services market such as competition from new payment and electronic money license authorizations, including those by multinational online service and technology companies, and we are also monitoring the expected impact of the Third Payment Services Directive ("PSD3"), which will replace PSD2 but has not yet been brought into effect.

Our European Union digital money transfer business is managed through our Austrian banking subsidiary, which is regulated by the Austrian Financial Market Authority under the Austrian Banking Act. Its digital money transfer, digital wallet, and corporate banking services are subject to payment services regulated under PSD2 and local implementing legislation. We also have a payment institution which is authorized by the Financial Conduct Authority ("FCA") to conduct retail and digital money transfer services in the United Kingdom ("UK"). In addition, we have a subsidiary that operates under a banking license in Brazil, and we offer digital wallet offerings through our own licenses and external partnerships.

We have developed and continue to enhance our global compliance programs, including our anti-money laundering program, comprised of policies, procedures, systems, and internal controls to monitor and to address various legal and regulatory requirements. In addition, we continue to adapt our business practices and strategies to help us comply with current and evolving legal standards and industry practices, including heightened regulatory focus on compliance with anti-money laundering or fraud prevention requirements. These programs include dedicated compliance personnel, training and monitoring programs, suspicious activity reporting, regulatory outreach and education, and support and guidance to our agent network on regulatory compliance. Our money transfer and payment service networks operate through agents in most countries, and, therefore, there are limitations on our legal and practical ability to completely control those agents' compliance activities.

Activities involving digital currencies and stablecoins may fall within the jurisdiction of more than one financial regulator and various courts, and such laws and regulations are rapidly evolving and increasing in scope. In July 2025, the United States government passed the GENIUS Act, which establishes the first federal regulatory framework for payment stablecoins in the United States and clarifies that payment stablecoins are not securities. The Digital Asset Market Clarity Act of 2025 (the "CLARITY Act") has passed the U.S. House of Representatives and is currently under consideration in the U.S. Senate. If passed in its current form, the CLARITY Act would grant the CFTC jurisdiction and regulatory authority with respect to "digital commodities," including by establishing new registration requirements for digital commodity exchanges, brokers, and dealers. In addition, the CLARITY Act would amend the Commodity Exchange Act to incorporate "digital commodities" into various aspects of the CFTC's existing jurisdiction and the regulations promulgated thereunder. If passed, the CLARITY Act could impose additional regulatory requirements on companies holding digital assets as well as their asset managers. Similarly, the European Union has adopted its own legal framework for crypto and digital assets. Many other countries, including the U.K., Japan, United Arab Emirates, Hong Kong and Singapore, are at varying stages of adopting stablecoin and digital assets-related regulatory frameworks. The evolving and differing regulatory approaches of multiple regulators in this space could make it more complex and costly to provide our services in these jurisdictions.

Regulators worldwide are exercising heightened supervision of money transfer providers and banks' relationships with money transfer providers and requiring increasing efforts to ensure compliance. As a result, we continue to incur significant compliance costs related to customer, agent, and subagent due diligence, verification, transaction approval, disclosure, and reporting requirements, including requirements to report transaction data to a greater extent or frequency than previously required, along with other requirements that have had and could continue to have a negative impact on our financial condition and results of operations.

Government agencies both inside and outside the United States may impose new or additional rules on money transfers affecting us, our agents, or their subagents, including regulations that:

- prohibit, restrict, and/or impose taxes or fees on money transfer transactions in, to, or from certain countries or with certain governments, individuals, and entities;

- impose additional customer identification, proof of legal residence, and customer, agent, and subagent due diligence requirements;

- impose additional reporting or recordkeeping requirements or require enhanced transaction monitoring;

- limit the types of entities capable of providing money transfer services, impose additional licensing or registration requirements on us, our agents, or their subagents, or impose additional requirements on us with regard to selection or oversight of our agents or their subagents;

- impose minimum capital or other financial requirements on us or our agents and their subagents;

- limit or restrict the revenue which may be generated from money transfers, including transaction fees and revenue derived from foreign exchange;

- require enhanced disclosures to our money transfer customers;

- require the principal amount of money transfers originated in a country to be invested in that country or held in a trust until they are paid;

- limit the number or principal amount of money transfers which may be sent to or from a jurisdiction, whether by an individual, through one agent, or in aggregate;

- impose more stringent information technology, cybersecurity, data, and operational security requirements on us or our agents and their subagents, including relating to data transfers and the use of cloud infrastructure;

- impose additional risk management and related governance and oversight requirements, including relating to the outsourcing of services to other group companies or to third parties; and

- prohibit or limit exclusive arrangements with our agents and subagents.

Consumer Protection Regulations

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") created the Consumer Financial Protection Bureau ("CFPB"), which implements, examines compliance with, and enforces federal consumer protection laws governing financial products and services, including money transfer services. The CFPB has created additional regulatory obligations for us and has the authority to further define participants in markets for consumer financial products and services and examine and supervise us and our larger competitors, including for matters related to unfair, deceptive, or abusive acts and practices ("UDAAP"), the Electronic Funds Transfer Act ("EFTA") and Regulation E. The CFPB's regulations implementing the remittance provisions of the Dodd-Frank Act have affected our business in a variety of areas. These include: (i) a requirement to provide consumers sending funds internationally from the United States with enhanced, written, pre-transaction disclosures and transaction receipts, including the disclosure of fees, foreign exchange rates and taxes, (ii) an obligation to resolve various errors, including certain errors that may be outside our control, and (iii) an obligation at a consumer's request to cancel transactions that have not been completed. We have modified certain of our systems, business practices, service offerings, and procedures to comply with these regulations. We also face liability for the failure of our money transfer agents to comply with the rules and have implemented and are continuing to enhance additional policies, procedures, and oversight measures designed to foster compliance by our agents. The extent of our and our agents' implementation of these policies, procedures, and measures may be considered by the CFPB in any action or proceeding against us for noncompliance with the rules by our agents. The CFPB has also implemented a direct portal for gathering information regarding consumer complaints, including

with respect to money transfers. The CFPB uses the information collected to help improve its supervision of companies, enforcement of federal consumer financial laws, and writing of rules and regulations. This effort may lead to additional regulations and regulatory scrutiny of our business.

In addition, various jurisdictions in and outside the United States have consumer protection laws and regulations, and numerous governmental agencies are tasked with enforcing those laws and regulations. Consumer protection principles continue to evolve globally, and new or enhanced consumer protection laws and regulations may be adopted. Governmental agencies tasked with enforcing consumer protection laws or regulations are communicating more frequently and coordinating their efforts to protect consumers. As the scope of consumer protection laws and regulations change, we may experience increased costs to comply and other adverse effects on our business.

Derivatives Regulations

Rules adopted under the Dodd-Frank Act by the Commodity Futures Trading Commission (the "CFTC"), as well as the provisions of the European Market Infrastructure Regulation ("EMIR"), as amended, and its technical standards, which are directly applicable in the member states of the EU and in the UK, have subjected certain foreign exchange hedging transactions, including certain intercompany hedging transactions and certain of the corporate interest rate hedging transactions we may enter into in the future, to reporting, recordkeeping, and other requirements. Additionally, certain of the corporate interest rate hedging transactions and foreign exchange derivatives transactions we may enter into in the future may be subject to centralized clearing requirements or may be subject to margin requirements in the United States, the EU, and the UK. Other jurisdictions outside of the United States, the EU, and the UK, have implemented, are implementing, or may implement regulations similar to those described above. Derivatives regulations have added costs to our business, and any additional requirements, such as future registration requirements and increased regulation of derivatives contracts, will likely result in additional costs or impact the way we conduct any hedging activities.

Unclaimed Property Regulations

Our Company is subject to unclaimed property laws in the United States and in certain other countries, and our agents are subject to unclaimed property laws in some jurisdictions. These laws require us or our agents, as applicable, to turn over to certain government authorities the property of others held by our Company that has been unclaimed for a specified period of time, such as unpaid money transfers and money orders. We hold property subject to unclaimed property laws, and we have an ongoing program designed to help us comply with these laws. We are subject to audits with regard to our escheatment practices. For further discussion of the risks associated with unclaimed property, see Part I, Item 1A, *Risk Factors* - "*We are subject to unclaimed property laws, and differences between the amounts we have accrued for unclaimed property and amounts that are claimed by a state or foreign jurisdiction could have a significant impact on our results of operations and cash flows.*"

Privacy Regulations and Information Security Standards

We must collect, transfer, disclose, use, and store personal information in order to provide our services. These activities are subject to information security, data privacy, data protection, data breach, and related laws and regulations in the United States, the EU, and most of the other countries in which we provide services. These laws and requirements continue to evolve and may become increasingly challenging to comply with.

In the United States, federal data privacy laws such as the federal Gramm-Leach-Bliley Act and various state laws, such as the California Consumer Privacy Act ("CCPA"), the Colorado Privacy Act ("CPA"), and other data privacy and breach laws, apply to a broad range of financial institutions including money transfer providers like Western Union and to companies that provide services to or on behalf of those institutions. The number of comprehensive state privacy laws continues to grow, creating additional risks and complexity due to variations in each state's law. The United States Federal Trade Commission ("FTC"), which has jurisdiction over companies such as Western Union, has brought numerous enforcement actions, resulting in multi-year settlements and significant fines against companies whose privacy or data security practices allegedly violated the law. The CCPA, CPA, and other state privacy laws impose heightened data privacy requirements on companies that collect information from residents of the particular states and create a broad set of privacy rights and remedies modeled in part on the General Data Protection Regulation ("GDPR"), as discussed below. The FTC, the CFPB, and some states continue to investigate companies' privacy practices including those related to online and mobile applications. Most state laws require notification to be provided to affected individuals, state authorities, and consumer reporting agencies, in the event of a breach of certain types of personal data contained in electronic systems and, in some cases, physical documents. Such notification requirements may be subject to various factors, including the level of encryption, the data elements involved in the incident, and the potential harm to individuals, including consumers, employees, and other individuals. In addition, we are also subject to United States federal reporting requirements in connection with some such incidents.

Increasingly, data protection laws of countries outside of the United States are having a significant impact on our operations and the manner in which we provide our services. The EU has been particularly active in regulating data protection, and the EU's approach is frequently followed by other jurisdictions. The trend in data protection laws is one of increasingly more stringent regulation. The GDPR, the Digital Operational Resilience Act, and other supranational, national, and provincial laws throughout the world are not uniform but typically include one or more of the following objectives:

- regulating the collection, transfer, processing, storage, use and disclosure of personal information;

- requiring clear notice to individuals of the processing of their personal information;

- providing for individuals' rights of access, correction, and deletion with respect to their personal information;

- restricting the use or disclosure of personal information for secondary purposes;

- taking appropriate actions to protect the personal information;

- maintaining and improving cybersecurity resilience;

- conducting regular risk assessments;

- managing third-party risks; and

- reporting significant cybersecurity incidents in a timely manner.

A significant number of these data protection laws outside of the United States require us to provide, under certain circumstances, notification to affected individuals, data protection authorities, and/or other regulators in the event of a data breach. We have incurred and we expect will continue to incur expenses to meet the increasingly stringent requirements.

An emerging trend is the increase in data localization laws which require either that personal information be hosted on local servers or that organizations restrict the transfer of personal information outside of national borders. These laws present operational and technology challenges that can require companies to make significant changes to the management of personal information and can increase our costs and impact our ability to process personal information. These laws may also restrict or limit our ability to process transactions using centralized databases, including cloud computing infrastructure and software, for example, by requiring that transactions be processed using a database maintained in a particular country or region.

Data privacy regulations, laws, and industry standards also impose requirements for safeguarding personal information. For further discussion of these risks, see Part I, Item 1A, *Risk Factors* - *"Breaches of our information*

security safeguards could adversely affect our ability to operate and could damage our reputation and adversely affect our business, financial condition, results of operations, and cash flows."

In connection with regulatory requirements to assist in the prevention of money laundering and terrorist financing and other legal obligations and requests, we make certain personal information available to certain United States federal, state, and foreign government agencies. In recent years, we have experienced data sharing requests by these agencies, including in connection with efforts to combat money laundering, terrorist financing, fraud, drug trafficking, and human trafficking. During the same period, there has also been increased public attention to the corporate use and disclosure of personal information, accompanied by legislation and regulations intended to strengthen data protection, information security, and consumer privacy. These regulatory and law enforcement goals, and the protection of the individual's right to privacy, may conflict or otherwise present challenges, and the law in these areas is not consistent or settled. The legal, political, and business environments in these areas are rapidly changing, and legislation, regulation, litigation, court rulings, or other events could expose us to increased program costs, liability, and reputational damage.

For further discussion of risks related to current and proposed data privacy and security laws and regulations, see Part I, Item 1A, *Risk Factors* - *"Current and proposed regulation addressing consumer privacy and data use and security could increase our costs of operations, which could adversely affect our results of operations and financial condition."*

Other

Some of our services are subject to card association rules and regulations. For example, an independent standards-setting organization, the Payment Card Industry ("PCI") Security Standards Council, developed a set of comprehensive requirements concerning payment card account security through the transaction process, called the Payment Card Industry Data Security Standard ("PCI DSS"). All merchants and service providers that store, process, and transmit payment card data are required to comply with PCI DSS as a condition to accepting credit cards. We are subject to annual reviews to ensure compliance with PCI regulations worldwide and are subject to fines if we are found to be non-compliant.

Human Capital Management

Our People

As of December 31, 2025, our businesses employed approximately 9,600 individuals, of which approximately 1,600 employees are located inside the United States. Our employees span more than 50 countries.

Attracting, Developing, and Engaging Employees

Our human capital strategy is focused on attracting, developing, and retaining employees with skills that are critical to our business strategy, including expertise in technology, cloud, data architecture, cybersecurity, payment systems, and other areas. As a global company operating in more than 200 countries and territories, we are focused on recruiting high-caliber talent that possess a wide range of skills and experiences. We aim to create a strong culture of engagement to support retention and career growth and recognize the strategic importance of engagement in our workforce and in our talent management practices.

We support employee development through a combination of training programs, on-the-job learning, coaching and mentoring, and leadership development opportunities. As part of our commitment to a culture of ethics and compliance, all employees receive mandatory trainings related to compliance, ethics, privacy, and information security.

We regularly assess employee engagement through surveys and other employee feedback programs. We use these insights to inform our leadership practices, identify our strengths and areas of opportunity, and ensure that our employees are informed, feel that their concerns are heard, and are empowered to make decisions. Additionally, our site leader program is an important tool to develop key leaders around the globe delivering consistent messages about our strategy, our values and behaviors, and our customers, while building a deep sense of engagement among our employees.

Compensation, Benefits, and Wellness

Our compensation programs are designed to motivate, retain, and reward our employees and align performance with our business strategy, stockholder interests, and Company values. To guide our annual compensation processes, we examine and benchmark market data for countries where we operate, as available data allows.

We strive to achieve equal pay for equal work and we regularly review and update our compensation practices. We also offer employees multiple channels to raise pay concerns, such as our human resources team, ethics helpline, and legal department.

Our benefits packages are designed to support the health, well-being, and financial security of our employees and their families. Our benefits packages may vary by country based on local laws, cultural norms, and market practices. Benefits available to full-time employees generally include health coverage, insurance benefits, paid leave, and various employee and educational assistance programs designed to support employee wellness and work-life balance.

Available Information

The Western Union Company is a Delaware corporation, and its principal executive offices are located at 7001 East Belleview Avenue, Denver, CO, 80237, telephone (866) 405‑5012. The Company's Annual Report on Form 10‑K, quarterly reports on Form 10‑Q, current reports on Form 8‑K, and amendments to those reports are available free of charge through the "Investor Relations" portion of the Company's website, www.westernunion.com, as soon as reasonably practical after they are filed with the Securities and Exchange Commission ("SEC"). The SEC maintains a website, www.sec.gov, which contains reports, proxy and information statements, and other information filed electronically with the SEC by the Company.

Information About our Executive Officers

Our executive officers consist of the individuals listed below:

Name	Age	Position
Devin McGranahan	56	President, Chief Executive Officer, and Director
Matt Cagwin	51	Executive Vice President, Chief Financial Officer
Benjamin Adams	54	Executive Vice President, Chief Legal Officer
Giovanni Angelini	56	President, Europe, Africa, and MEPA
Cherie Axelrod	60	Executive Vice President, Chief Risk and Compliance Officer
Ben Hawksworth	49	Executive Vice President, Chief Operating Officer

Devin McGranahan is our President and Chief Executive Officer and member of the Company's Board of Directors (from December 2021). Prior to joining Western Union, Mr. McGranahan was with Fiserv, Inc., a global provider of payments and financial services technology solutions, where he served as Executive Vice President, Senior Group President, Global Business Solutions, from 2018 to 2021 and Group President, Billing and Payments Group, from 2016 to 2018. Before joining Fiserv, Mr. McGranahan served as a senior partner at McKinsey & Company, a global management consulting firm. While there, he held a variety of senior management roles, including leader of the global insurance practice from 2013 to 2016 and as a co-chair of the global senior partner election committee from 2013 to 2015. In addition, Mr. McGranahan served as co-leader of the North America financial services practice from 2009 to 2016. He joined McKinsey & Company in 1992 and served in a variety of other leadership positions prior to 2009.

Matt Cagwin is our Executive Vice President, Chief Financial Officer (from January 2023). Mr. Cagwin previously served as our Interim Chief Financial Officer from September 2022 to January 2023. Mr. Cagwin joined the Company in

July 2022 as Head of Business Unit Financial Planning and Analysis. Prior to joining the Company, Mr. Cagwin served as Senior Vice President, Chief Financial Officer – Merchant Acceptance of Fiserv, Inc. from 2019 to 2022, in the same role at First Data Corporation from 2018 to 2019, and as Senior Vice President, Corporate Controller and Chief Accounting Officer of First Data Corporation from 2014 to 2018. Prior to his roles at Fiserv and First Data, Mr. Cagwin spent ten years at Coca-Cola Enterprises in a variety of senior management roles, including Vice President and European Controller and Vice President and Assistant Corporate Controller.

Benjamin Adams is our Executive Vice President, Chief Legal Officer (from June 2022) and previously served as our Interim Chief People Officer (from February 2023 to July 2023). Prior to joining the Company, Mr. Adams was Vice President, Legal at PayPal from 2015 to 2022. From 2007 to 2015, Mr. Adams served as Assistant General Counsel, Global Commercial Lead for Microsoft Corporation and held various senior legal positions at Nokia Corporation, including Head of Legal, Americas Region, Head of Legal, India and Emerging Market Services, and Head of Legal, Mergers and Acquisitions.

Giovanni Angelini is our President, Europe, Africa, and MEPA (from October 2024) and previously served as our President, Europe and Africa (from September 2022 to October 2024). Mr. Angelini previously served as Head of Global Independent Channels and Senior Vice President and General Manager, Global Money Transfer Consumer Network. Earlier in his career, from 1996 until early 2002, he was a Senior Manager at Bain & Company in Italy. From 2002 to 2011, he served as General Manager of Angelo Costa Group (a former Western Union Master Agent). Following the acquisition of the Angelo Costa business by Western Union in 2011, Mr. Angelini became CEO of Angelo Costa and Finint, and then Head of Independent Channels, Europe at Western Union.

Cherie Axelrod is our Executive Vice President, Chief Risk and Compliance Officer (from August 2022). Ms. Axelrod previously served as the Company's Chief Auditor from 2018 to 2022. Prior to that, she served as Deputy Chief Compliance Officer and U.S. Settlements Lead from 2016 to 2018 and Director of Project Management – Compliance from 2012, when she joined Western Union. Before joining Western Union, Ms. Axelrod held various roles of increasing responsibility, including divisional Chief Financial Officer for the Consumer and Small Business division of Qwest Communications International, Inc.

Ben Hawksworth is our Executive Vice President, Chief Operating Officer (from July 2025). Mr. Hawksworth previously served as the Company's Chief Technology Officer from 2023 to 2025. Prior to joining the Company, he was Chief Technology and Product Officer at Prog Holdings, Inc., a fintech holding company, from 2018 to 2022. From 2015 to 2018, Mr. Hawksworth served as Senior Vice President and Chief Information Officer, Global Business Solutions for First Data Corporation and, prior to 2015, held various senior technology positions at Vantiv and Fifth Third Bank, including Vice President of Payments Platform and Software Engineering, Senior Vice President, Information Technology, and Vice President of Information Technology.

Item 1A. Risk Factors

The following is a summary of certain key risk factors with respect to our Company. You should read this summary together with the more detailed descriptions of risks relating to our Company below.

Risks Relating to Our Business and Industry

- Demand for our services is dependent on a number of factors that could be materially impacted by adverse changes in the global economy.

- We operate in highly competitive and rapidly evolving industries and face competition from a wide variety of service providers.

- Our business depends on consumer confidence and migration patterns, which could be adversely affected by a number of factors, many of which are outside of our control.

- Our Consumer Money Transfer business is highly dependent on our ability to maintain our agent network under terms consistent with or more advantageous than those currently in place.

- Our industry is subject to rapid and significant technological changes.

- We are a global company and accordingly are subject to a number of risks related to our international operations.

- As a company that transfers and retains large amounts of confidential and personal information, we are exposed to risks relating to ensuring such information is not improperly used or disclosed.

- Our ability to provide reliable service largely depends on the efficient and uninterrupted operation of our computer information systems and those of our service providers.

- We may not realize all of the anticipated benefits from restructuring and related initiatives.

- We face credit, liquidity, and fraud risks from our agents, consumers, businesses, and third-party processors, including in connection with check acceptance and processing services.

- Changes in tax laws, or their interpretation, and unfavorable resolution of tax contingencies could adversely affect our tax expense.

- Our ability to remain competitive depends in part on our ability to protect our trademarks, patents, and other intellectual property rights and to defend ourselves against potential intellectual property infringement claims.

Risks Relating to Our Regulatory and Litigation Environment

- Our services are subject to increasingly strict legal and regulatory requirements, including those intended to help detect and prevent money laundering, terrorist financing, fraud, drug trafficking, human trafficking, and other illicit activity.

- The laws and regulations governing our business are frequently changing and evolving and could require changes in our business model and increase our costs of operations.

- The changes in our compliance program required by the consent orders and settlement agreements to which we are party have had, and may continue to have, adverse effects on our business.

- Western Union is, and may in the future be, the subject of litigation, including purported class action litigation, and governmental investigations and enforcement actions, which could result in material settlements, judgments, fines, or penalties. Responding to litigation, investigations, or enforcement actions also diverts considerable time and resources from management and, regardless of the outcome, can result in significant legal expense.

There are many factors that affect our business, financial condition, results of operations, and cash flows, some of which are beyond our control. These risks include, but are not limited to, the risks described in detail below. Such risks are grouped according to:

- Risks Relating to Our Business and Industry; and

- Risks Relating to Our Regulatory and Litigation Environment.

You should carefully consider all of these risks.

Risks Relating to Our Business and Industry

Risks Relating to our Business Model and Competition

Global economic downturns or slower growth or declines in the money transfer, payment service, and other markets in which we operate, including downturns or declines related to interruptions in migration patterns, and difficult conditions in global financial markets and financial market disruptions could adversely affect our business, financial condition, results of operations, and cash flows.

The global economy has experienced in recent years, and may experience, downturns, volatility, and disruption, and we face certain risks relating to such events, including:

- Demand for our services could soften, including due to low consumer confidence, high unemployment, high inflation, changes in foreign exchange rates, remittance taxes, changes in monetary policy, reduced global trade, including from trade disruptions, trade restrictions, or tariffs, or other events, such as civil unrest, war, terrorism, and natural disasters, including those related to climate change, public health emergencies or epidemics.

- Our Consumer Money Transfer business relies in large part on migration, which often brings workers to countries with greater economic opportunities than those available in their native countries. A significant portion of money transfers are sent by international migrants. Migration is affected by (among other factors) overall economic conditions, the availability of job opportunities, changes in immigration laws and their enforcement, including deportations, restrictions on immigration and travel, and political or other events (such as civil unrest, war, terrorism, natural disasters, or public health emergencies or epidemics) that would make it more difficult for workers to migrate or work abroad. Changes to these factors could adversely affect our remittance volume and could have an adverse effect on our business, financial condition, results of operations, and cash flows.

- Many of our consumers work in industries that may be impacted by deteriorating economic conditions more quickly or significantly than other industries. The prospect of reduced job opportunities, especially in the retail, healthcare, construction, hospitality, agriculture, and technology industries, or weakness in regional economies could adversely affect the number of money transfer transactions, the principal amounts transferred, and correspondingly our results of operations. If general market softness in the economies of countries important to migrant workers occurs, our results of operations could be adversely impacted. Additionally, if our consumer transactions decline, if the amount of money that consumers send per transaction declines, or if migration patterns shift due to weak or deteriorating economic conditions or immigration laws and their enforcement, including deportations, our financial condition, results of operations, and cash flows may be adversely affected.

- Our agents or clients could experience reduced sales or business as a result of a deterioration in economic conditions. As a result, our agents could reduce their numbers of locations or hours of operation or cease doing business altogether.

- Our exposure to receivables from our agents, consumers, and businesses could impact us. For more information on this risk, see risk factor *"We face credit, liquidity, and fraud risks from our agents, consumers, businesses, and third-party processors that could adversely affect our business, financial condition, results of operations, and cash flows."*

- The market value of the securities in our investment portfolio may substantially decline. The impact of that decline in value may adversely affect our liquidity, financial condition, and results of operations.

- The third-party service providers on whom we depend may experience difficulties in their businesses, which may impair their ability to provide services to us and have a potential impact on our own business. The impact of a change or temporary stoppage of services may have an adverse effect on our business, financial condition, results of operations, and cash flows.

- The counterparties to the derivative financial instruments that we use to reduce our exposure to various market risks, including changes in interest rates and foreign exchange rates, may fail to honor their obligations, which could expose us to risks we had sought to mitigate. That failure could have an adverse effect on our financial condition, results of operations, and cash flows.

- We may be unable to refinance our existing indebtedness on favorable terms, as such amounts become due, or we may have to refinance or obtain new financing on unfavorable terms, which could require us to dedicate a substantial portion of our cash flow from operations to payments on our debt or tax obligations, thereby reducing funds available for working capital, capital expenditures, acquisitions, share repurchases, dividends, and other purposes.

- Our revolving credit facility with a consortium of banks is one source for funding liquidity needs and also backs our commercial paper program. If any of the banks participating in our credit facility fail to fulfill their lending commitment to us, our short-term liquidity and ability to support borrowings under our commercial paper program could be adversely affected.

- Banks upon which we rely to conduct our business could fail or be unable to satisfy their obligations to us. This could lead to our inability to access funds and/or credit losses for us and could adversely impact our ability to conduct our business.

- Insurers we utilize to mitigate our exposures to litigation and other risks may be unable to or refuse to satisfy their obligations to us, which could have an adverse effect on our liquidity, financial condition, results of operations, and cash flows.

- If market disruption or volatility occurs, we could experience difficulty in accessing capital on favorable terms, and our business, financial condition, results of operations, and cash flows could be adversely impacted.

We face competition from global and niche or corridor money transfer providers, United States and international banks, card associations, card-based payments providers, and a number of other types of service providers, including electronic, mobile and internet-based services, and from digital currencies, including cryptocurrencies and related protocols, and other innovations in technology and business models. Our future success depends on our ability to compete effectively in the industry.

Money transfer and payment services are highly competitive industries which include service providers from a variety of financial and non-financial business groups. Our competitors include consumer money transfer companies, banks and credit unions (including interbank partnerships), card associations, web-based services, mobile money transfer services, payment processors, card-based payments providers such as issuers of e-money, travel cards, or stored-value cards, digital wallets, informal remittance systems, automated teller machine providers and operators, phone payment

systems (including mobile phone networks), postal organizations, retailers, check cashers, mail and courier services, currency exchanges, and digital currencies, including cryptocurrencies and cryptocurrency exchanges. These services are differentiated by features and functionalities such as brand recognition, customer service, trust and reliability, distribution network and channel options, convenience, price, speed, variety of payment methods, service offerings and innovation. Our business, distribution network and channel options, such as our digital channels, have been and may continue to be impacted by increased competition, including from new competitors and the consolidation of competitors and the expansion of their services, which could adversely affect our financial condition, results of operations, and cash flows. For example, we have experienced increased competition in money transfers sent and received within the United States from competitors that do not charge a fee to send or receive money through bank accounts. The potential international expansion of these competitors could represent significant competition to us.

Our future success depends on our ability to compete effectively in money transfer and payment services. For example, if we fail to price our services appropriately, consumers may not use our services, which could adversely affect our business and financial results. In addition, we have historically implemented and will likely continue to implement price reductions from time to time, in response to competition and other factors. Price reductions generally reduce margins and adversely affect financial results in the short term and may also adversely affect financial results in the long term if transaction volumes do not increase sufficiently. Further, failure to compete on service differentiation and service quality could significantly affect our future growth potential and results of operations.

As noted below under risk factor *"Risks related to foreign currency exposure could adversely affect our business, financial condition, results of operations, and cash flows,"* many of our agents outside the United States are national post offices. These entities are often governmental organizations that may enjoy special privileges or protections that could allow them to develop their own money transfer businesses. International postal organizations could agree to establish a money transfer network among themselves. Due to the size of these organizations and the number of locations they have, any such network could represent significant competition to us.

If customer confidence in our business or in consumer money transfer and payment service providers generally deteriorates, our business, financial condition, results of operations, and cash flows could be adversely affected.

Our business is built on customer confidence in our brands and our ability to provide fast, reliable money transfer and payment services. Erosion in customer confidence in our business, or in consumer money transfer and payment service providers as a means to transfer money, could adversely impact transaction volumes which would in turn adversely impact our business, financial condition, results of operations, and cash flows.

A number of factors could adversely affect customer confidence in our business, or in consumer money transfer and payment service providers generally, many of which are beyond our control, and could have an adverse impact on our results of operations. These factors include:

- changes or proposed changes in laws or regulations, or regulator or judicial interpretation thereof, that have the effect of making it more difficult or less desirable to transfer money using consumer money transfer and payment service providers, including additional consumer due diligence, identification, proof of legal residence, reporting, and recordkeeping requirements;

- the quality of our services and our customer experience, and our ability to meet evolving customer needs and preferences;

- failure of our agents, their subagents, our vendors, or other partners to deliver services in accordance with our requirements;

- reputational concerns resulting from actual or perceived events, including those related to fraud, consumer protection, data breaches, inappropriate use of personal data, or other matters;

- actions by federal, state, or foreign regulators that interfere with our ability to transfer consumers' money reliably, for example, attempts to seize money transfer funds, or limit our ability to or prohibit us from transferring money in certain corridors;

20

- federal, state, or foreign legal requirements, including those that require us to provide consumer or transaction data either pursuant to requirements under our consent agreements or other requirements or to a greater extent than is currently required;

- any significant interruption in our systems, including by unauthorized entry and computer viruses, ransomware, fire, natural disaster, power loss, telecommunications failure, terrorism, vendor failure, or disruptions in our workforce; and

- any breach of our computer systems or other data storage facilities, or of certain of our third-party providers, resulting in a compromise of personal or other data.

Many of our money transfer consumers are migrants. Consumer advocacy groups or governmental agencies could consider migrants to be disadvantaged and entitled to protection, enhanced consumer disclosure, or other different treatment. If consumer advocacy groups are able to generate widespread support for actions that are detrimental to our business, then our financial condition, results of operations, and cash flows could be adversely affected.

If we are unable to maintain our agent, subagent, or global business relationships under terms acceptable to us or consistent with those currently in place, including due to increased costs or loss of business as a result of increased compliance requirements or difficulty for us, our agents, or their subagents in establishing or maintaining relationships with banks needed to conduct our services, or if our agents or their subagents fail to comply with our business and technology standards and contract requirements, our business, financial condition, results of operations, and cash flows would be adversely affected.

Most of our Consumer Money Transfer revenue is derived through our agent network. Some of our international agents have subagent relationships in which we are not directly involved. If, due to competition or other reasons, agents or their subagents decide to leave our network, or if we are unable to sign new agents or maintain our agent network under terms acceptable to us or consistent with those currently in place, or if our agents are unable to maintain relationships with or sign new subagents, our revenue and profits may be adversely affected. Agent attrition might occur for a number of reasons, including a competitor engaging an agent, an agent's dissatisfaction with its relationship with us or the revenue derived from that relationship, an agent's or its subagents' unwillingness or inability to comply with our standards or legal requirements, including those related to compliance with anti-money laundering regulations, anti-fraud measures, or agent registration and monitoring requirements or increased costs or loss of business as a result of difficulty for us, our agents, or their subagents in establishing or maintaining relationships with banks needed to conduct our services. These changes have impacted and will continue to adversely impact our revenue. In addition, agents may generate fewer transactions or less revenue for various reasons, including increased competition, political unrest, changes in the economy, or factors impacting our agents' ability to settle with us, and the cost of maintaining agent or subagent locations has increased and may continue to increase because of enhanced compliance efforts or changes to compliance requirements. Because an agent is a third-party that engages in a variety of activities in addition to providing our services, it may encounter business difficulties unrelated to its provision of our services, which could cause the agent to reduce its number of locations and/or hours of operation, or cease doing business altogether.

Changes in laws regulating competition or in the interpretation of those laws could undermine our ability to enter into or maintain our exclusive arrangements with our current and prospective agents. See risk factor *"Regulatory initiatives and changes in laws, regulations, industry practices and standards, and third-party policies affecting us, our agents, or their subagents, or the banks with which we or our agents maintain bank accounts needed to provide our services could require changes in our business model and increase our costs of operations, which could adversely affect our financial condition, results of operations, and liquidity"* below. In addition, certain of our agents and subagents have refused to enter into exclusive arrangements in recent years. The inability to enter into exclusive arrangements or to maintain our exclusive rights in agent contracts in certain situations could adversely affect our business, financial condition, results of operations, and cash flows by, for example, allowing competitors to benefit from the goodwill associated with the Western Union brand at our agent locations.

In our various bill payment services, we provide services for consumers, businesses, and other organizations to make one-time or recurring payments, including to utilities, auto finance companies, mortgage servicers, financial service providers, and government agencies. Our relationships with these businesses and other organizations are a core component of our payment services, and we derive a substantial portion of our revenue from payment services through

these relationships. Increased regulation and compliance requirements are impacting these businesses by making it more costly for us to provide our services or by making it more cumbersome for businesses or consumers to do business with us.

As a result of offering our services, our agents may be subject to various taxes, as governments outside the United States have viewed and may continue to view our agents' services as subject to income, withholding, and other taxes. Any such taxes that are levied on our agents could make it less desirable for agents to offer our services, which could result in increased agent attrition, agents ceasing to offer some of our services, or increased costs to maintain our agent network, any of which could have an adverse effect on our business, results of operations, and cash flows.

Our ability to adopt new technology and develop and gain market acceptance of new and enhanced products and services in response to changing industry and regulatory standards and evolving customer needs poses a challenge to our business.

Our industry is subject to rapid and significant technological changes, with the constant introduction of new and enhanced products and services and evolving industry and regulatory standards and consumer needs and preferences. Our ability to enhance our current products and services and introduce new products and services that address these changes has a significant impact on our ability to be successful. We actively seek to respond in a timely manner to changes in customer (both consumer and business) and agent needs and preferences, technology advances, such as artificial intelligence ("AI") and machine learning, and new and enhanced products and services such as technology-based money transfer and payment services, including internet, digital wallet, other mobile money transfer services, and digital currencies, including cryptocurrencies. Failure to respond timely and well to these challenges could adversely impact our business, financial condition, results of operations, and cash flows. Further, even if we respond well to these challenges, the business and financial models offered by many of these alternative, more technology-reliant means of money transfer and electronic payment solutions may be less advantageous to us than our traditional cash/agent model or our current electronic money transfer model.

Risks related to foreign currency exposure could adversely affect our business, financial condition, results of operations, and cash flows.

A substantial portion of our revenue is generated in currencies other than the United States dollar. As a result, we are subject to risks associated with changes in the value of our revenues and net monetary assets denominated in foreign currencies. For example, a considerable portion of our revenue is generated in the euro. In an environment of a rising United States dollar relative to the euro, the value of our euro-denominated revenue, operating income, and net monetary assets would be reduced when translated into United States dollars for inclusion in our financial statements. Some of these adverse financial effects may be partially mitigated by foreign currency hedging activities. In an environment of a declining United States dollar relative to the euro, some of the translation benefits on our reported financial results could be limited by the impact of foreign currency hedging activities. We are also subject to changes in the value of other foreign currencies.

We operate in almost all developing markets throughout the world. In many of these markets, our foreign currency exposure is limited because most transactions are receive transactions, and we currently reimburse the significant majority of our agents and disbursement partners in United States dollars, Mexican pesos, or euros for the payment of these transactions. However, in certain of these developing markets, we settle transactions in local currencies and generate revenue from send transactions. Our exposure to foreign currency fluctuations in those markets is increased, as these fluctuations impact our revenues and operating income.

We utilize a variety of planning and financial strategies to help ensure that our worldwide cash is available where needed, including decisions related to the amounts, timing, and manner by which cash is repatriated or otherwise made available from our international subsidiaries. Changes in the amounts, timing, and manner by which cash is repatriated (or deemed repatriated) or otherwise made available from our international subsidiaries, including changes arising from new legal or tax rules, disagreements with legal or tax authorities concerning existing rules that are ultimately resolved in their favor, or changes in our operations or business, could result in material adverse effects on our financial condition, results of operations, and cash flows, including our ability to pay future dividends or make share repurchases. Rules implemented by regulators may also restrict our ability to distribute excess cash balances from our subsidiaries. For further discussion regarding the risk that our future effective tax rates could be adversely impacted by changes in tax

laws, both domestically and internationally, see risk factor "*Changes in tax laws, or their interpretation, and unfavorable resolution of tax contingencies could adversely affect our tax expense*" below.

Legal restrictions, political and economic instability, and infrastructure limitations in certain countries could limit or disrupt our money transfer and payment services and adversely affect our business.

Money transfers and payments to, from, within, or between particular countries may be limited or prohibited by law. At times in the past, we have been required to cease operations in particular countries due to political uncertainties, global conflicts or government restrictions imposed by foreign governments or the United States. Occasionally agents or their subagents have been required by their regulators to cease offering our services; see risk factor "*Regulatory initiatives and changes in laws, regulations, industry practices and standards, and third-party policies affecting us, our agents, or their subagents, or the banks with which we or our agents maintain bank accounts needed to provide our services could require changes in our business model and increase our costs of operations, which could adversely affect our financial condition, results of operations, and liquidity*" below. Additionally, economic or political instability, armed conflicts, or natural disasters may make money transfers to, from, within, or between particular countries difficult or impossible, such as when banks are closed, when currency devaluation makes exchange rates difficult to manage, or when natural disasters or civil unrest makes access to agent locations unsafe. These risks could negatively impact our ability to offer our services, to make payments to or receive payments from international agents or our subsidiaries, or to recoup funds that have been advanced to international agents or are held by our subsidiaries, and as a result could adversely affect our business, financial condition, results of operations, and cash flows. In addition, the general state of telecommunications and infrastructure in some lesser developed countries, including countries where we have a large number of transactions, creates operational risks for us and our agents that generally are not present in our operations in the United States and other more developed countries.

Many of our agents outside the United States are post offices, which are often owned and operated by national governments. These governments may decide to change the terms under which they allow post offices to offer remittances and other financial services. For example, governments may decide to separate financial service operations from postal operations or mandate the creation or privatization of a "post bank," which could result in the loss of agent locations, or they may require multiple service providers in their network. These changes could have an adverse effect on our ability to distribute or offer our services in countries that are material to our business.

We face credit, liquidity, and fraud risks from our agents, consumers, businesses, and third-party processors that could adversely affect our business, financial condition, results of operations, and cash flows.

The majority of our Consumer Money Transfer activity and our bill payment and money order activity is conducted through agents that provide our services to consumers at their retail locations. These agents sell our services, collect funds from consumers, and are required to pay the proceeds from these transactions to us. As a result, we have credit exposure to our agents. In some countries, our agent networks include master agents that establish subagent relationships; these agents must collect funds from their subagents in order to pay us. We are generally not insured against credit losses, except in certain circumstances related to agent theft or fraud. If an agent becomes insolvent, files for bankruptcy, commits fraud, or otherwise fails to pay money order, money transfer, or payment services proceeds to us, we must nonetheless pay the money order or complete the money transfer or payment services on behalf of the consumer. In addition, in our check acceptance services, we are also exposed to losses, including from fraudulent checks and non-sufficient funds in customer accounts.

The liquidity of our agents and other parties we transact with directly, including merchant acquirers, is necessary for our business to remain strong and to continue to provide our services. If our agents or other partners fail to settle with us in a timely manner, our liquidity could be affected.

From time to time, we have made, and may in the future make, advances to our agents and disbursement partners. We often owe settlement funds payable to these agents that offset these advances. However, the failure of these borrowing agents and disbursement partners to repay these advances constitutes a credit risk to us.

In many countries, we offer consumers the ability to transfer money utilizing their bank account or credit or debit card via websites and mobile devices. These transactions have experienced and continue to experience a greater risk of fraud and higher fraud losses than transactions initiated at agent locations. Additionally, money transfers funded by ACH, or similar methods, are not preauthorized by the sender's bank and carry the risk that the account may not exist or have sufficient funds to cover the transaction. We apply verification and other tools to help authenticate transactions and protect against such fraud. However, these tools are not always successful in protecting us against fraud. As the merchant of these transactions, we may bear the financial risk of the full amount sent in some of the fraudulent transactions. Issuers of credit and debit cards may also incur losses due to fraudulent transactions through our distribution channels and may elect to block transactions by their cardholders in these channels with or without notice. We may be subject to additional fees or penalties if the amount of chargebacks exceeds a certain percentage of our transaction volume. Such fees and penalties increase over time if we do not take effective action to reduce chargebacks below the threshold, and if chargeback levels are not ultimately reduced to acceptable levels, our merchant accounts could be suspended or revoked, which would adversely affect our results of operations.

Risks Relating to Cybersecurity, Third-Party Vendors, and Artificial Intelligence

Breaches of our information security safeguards could adversely affect our ability to operate and could damage our reputation and adversely affect our business, financial condition, results of operations, and cash flows.

As part of our business, we collect, transfer, and retain confidential and personal information about consumers, business customer representatives, employees, applicants, agents and other individuals. With our services being offered in more than 200 countries and territories, these activities are subject to laws and regulations in the United States and many other jurisdictions; see risk factor *"Current and proposed regulation addressing consumer privacy and data use and security could increase our costs of operations, which could adversely affect our results of operations and financial condition"* below. The requirements imposed by these laws and regulations, which often differ materially among the many jurisdictions in which we operate and may impact our business operations, are designed to protect the privacy and security of personal information, to prevent that information from being inappropriately accessed, used, or disclosed, and to protect financial services providers and other regulated entities and their customers, as well as information technology systems, from cyber attacks. Hackers, employees acting contrary to our policies, or others could circumvent the administrative, technical, and physical safeguards we have designed to comply with applicable legal requirements and may improperly access our systems or documents, or the systems or documents of our business partners, agents, or service providers, as well as improperly access, obtain, misuse, or disclose sensitive business information or personal information about our consumers, business customer representatives, employees, applicants, agents, or others. It is also possible that any of our third-party service providers or agents could experience a cybersecurity incident or intentionally or inadvertently use, disclose, or make available sensitive business or personal information to unauthorized parties in violation of law or their contract with us. In addition, we may rely on third-party issuers, custodians, wallet providers, or other service providers in connection with the issuance, custody, or transfer of digital assets, including stablecoins issued by third parties. These third parties may be subject to cybersecurity breaches, operational failures, insolvency, or other disruptions that could result in the theft, loss, or misappropriation of such digital assets. Because transactions involving digital assets are generally irreversible, any digital assets that are lost or stolen as a result of such events may not be recoverable. Any failure or compromise involving these third-party arrangements could adversely affect our business, financial condition, results of operations, and reputation, and could expose us to litigation or regulatory scrutiny. Such risk of a third-party service provider or agent's cybersecurity or other data incident is significant as much of our data and our customers' data is collected and stored by our agents and other third parties, including providers of cloud-based software services. Security incidents have the potential to impose material costs on the Company, and despite measures that the Company takes to prevent and mitigate such incidents, there can be no assurance that security incidents will not occur in the future. The methods used to obtain unauthorized access, disable or degrade service, or sabotage systems are also constantly changing and evolving and may be difficult to anticipate or to detect for significant periods of time. Additionally, transactions undertaken through our websites or other digital channels may create risks of fraud, hacking, unauthorized access or acquisition, and other deceptive practices. Any security incident resulting in a compromise of sensitive business information or the personal information of consumers, business customer representatives, employees, applicants, agents, or other individuals, could result in material costs to us and require us to notify impacted individuals, and in some cases regulators, of a possible or actual incident, expose us to regulatory enforcement actions, including substantial fines, limit our ability to provide services, subject us to litigation, damage our reputation, and adversely affect our business, financial condition, results of operations, and cash flows.

Interruptions in our systems, including as a result of cyber attacks, or disruptions in our workforce may have a significant adverse effect on our business.

Our ability to provide reliable service depends on the efficient and uninterrupted operation of our computer information systems and those of our service providers. Any significant interruptions could harm our business and reputation and result in a loss of business. These systems and operations could be exposed to damage or interruption from unauthorized entry and computer viruses, ransomware, fire, natural disaster, power loss, telecommunications failure, war, terrorism, vendor failure, or other causes, many of which may be beyond our control or that of our service providers. The frequency and intensity of weather events related to climate change are increasing, which could increase the likelihood and severity of natural disasters as well as related damage and business interruption. In addition, any work stoppages or other labor actions by employees, the significant majority of whom are located outside the United States, could adversely affect our business.

We and our vendors have been, and continue to be, the subject of cyber attacks, including distributed denial of service and ransomware attacks. These attackers and attacks are increasingly sophisticated and primarily aimed at either interrupting our business or exploiting information security vulnerabilities, both of which expose us to financial losses. Additionally, advances in AI and machine learning may enable increasingly sophisticated, automated, and difficult-to-detect fraudulent activity, which could outpace our fraud prevention and detection capabilities and increase fraud losses. Historically, none of these attacks or breaches has individually or in the aggregate resulted in any material liability to us or any material damage to our reputation, and disruptions related to cybersecurity have not caused any material interruption to our business, strategy, results of operations, or financial condition. There can be no assurance that such attacks will not have a material adverse impact on the Company in the future. The safeguards we have designed to help prevent future security incidents, systems disruptions, and misappropriation of confidential or proprietary data and to comply with applicable legal requirements may not be successful, and we may experience material security incidents, disruptions, or other problems in the future. For more information on our policies and procedures surrounding cybersecurity, see Part I, Item 1C, *Cybersecurity*.

We also may experience software defects, development delays, installation difficulties and other systems problems, which could harm our business and reputation and expose us to potential liability which may not be fully covered by our business interruption insurance. In addition, hardware, software, or applications that we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. These applications may not be sufficient to address technological advances, regulatory requirements, changing market conditions, or other developments.

We rely on our agents' technology systems and/or processes to obtain transaction data. Any significant damage or interruptions in the computer information systems of our agents or other partners could result in a disruption in providing our services to consumers at their locations. Additionally, if an agent or its subagent experiences a breach of its systems, if there is a significant disruption to the technology systems of an agent or its subagent, if an agent or its subagent does not maintain the appropriate controls over their systems, or if we are unable to demonstrate adequate oversight of an agent's or subagent's handling of those matters, we may experience reputational and other harm which could result in losses to the Company.

We receive services from third-party vendors that would be difficult to replace if those vendors ceased providing such services adequately or at all. Cessation of or defects in various services provided to us by third-party vendors could cause temporary disruption to our business.

Some services relating to our business, such as cloud-based software service providers, software application support, the development, hosting, monitoring, and maintenance of our operating systems, merchant acquiring services, call center services, check clearing, processing of returned checks, and other operating activities are outsourced to third-party vendors, which would be difficult to replace quickly. If our third-party vendors were unwilling or unable to provide us with these services in the future, due to system outages, labor shortages, price or other contract disputes, or otherwise, our business and operations could be adversely affected.

Our growing reliance on artificial intelligence for transaction monitoring, fraud detection, and identity verification exposes us to increased regulatory scrutiny, operational risks, and potential disruptions in cross-border funds transfers, including the risk of theft of proprietary, confidential or personal information.

As a money transmitter, we process substantial volumes of transactions across multiple jurisdictions. The expanding application of AI, machine learning, and large language models to automate and optimize our operations—including AML/CFT (Anti-Money Laundering and Counter-Financing of Terrorism, together "AML") and KYC screening—introduces additional risks. For example, the use of AI in detecting "suspicious activity" attracts significant attention and scrutiny from global financial regulators. Issues such as flawed algorithms, biased data, or model validation failures that prevent accurate identification of suspicious patterns may result in regulatory enforcement actions, significant fines, loss of money transmitter licenses, or the appointment of a regulatory monitor. The regulatory framework for AI continues to evolve, and as new requirements are introduced—such as the EU's AI Act and the Colorado AI Act—developers and users of AI models must allocate significant resources to navigate complex and sometimes inconsistent legal requirements. Furthermore, if we are unable to sufficiently demonstrate the logic behind an AI-driven decision to block transactions or offboard customers, we may be deemed in violation of transparency and fairness requirements and subject to regulatory action, including significant fines. Additionally, our competitors may successfully advance their AI technology to enhance their operational efficiency, potentially placing us at a competitive disadvantage. These risks could adversely affect our business, financial condition, and results of operations.

Risks Relating to Acquisitions, Divestitures, and Restructuring Activities

Acquisitions and integration of new businesses create risks and may affect operating results.

We have acquired and may acquire businesses both inside and outside the United States. If we or our reporting units do not generate operating cash flows at levels consistent with our expectations, we may be required to write down the goodwill on our balance sheet, which could have a significant adverse impact on our financial condition and results of operations.

In addition to the risk of goodwill impairment, the acquisition and integration of businesses involve a number of other risks. The core risks involve valuation (negotiating a fair price for the business based on inherently limited due diligence) and integration (managing the complex process of integrating the acquired company's people, products and services, technology and other assets in an effort to realize the projected value of the acquired company and the projected synergies of the acquisition). Another risk is the need in some cases to improve regulatory compliance; see "Risks Relating to Our Regulatory and Litigation Environment" below. Acquisitions often involve additional or increased risks including, for example:

- realizing the anticipated financial benefits from these acquisitions and where necessary, improving internal controls of these acquired businesses;

- complying with regulatory requirements, including those particular to the industry and jurisdiction of the acquired business;

- managing multi-jurisdictional operating and financing structures, including complexities associated with the investment and return of capital and the understanding and calculation of tax obligations;

- managing geographically separated organizations, systems, and facilities and integrating personnel with diverse business backgrounds and organizational cultures;

- integrating the acquired technologies;

- obtaining and enforcing intellectual property rights in some foreign countries;

- entering new markets with the services of the acquired businesses; and

- general economic and political conditions, including legal and other barriers to cross-border investment in general, or by United States companies in particular.

Integrating operations could cause an interruption of, or divert resources from, one or more of our businesses and could result in the loss of key personnel. The diversion of management's attention and any delays or difficulties encountered in connection with an acquisition and the integration of the acquired company's operations could have an adverse effect on our business, financial condition, results of operations, and cash flows.

Divestitures and contingent liabilities from divested businesses could adversely affect our business and financial results.

We continually evaluate the performance and strategic fit of all of our businesses and may sell businesses or product lines. For example, on July 1, 2023, we completed the sale of our Business Solutions business. Divestitures involve risks, including difficulties in the separation of operations, services, products, and personnel, the diversion of management's attention from other business concerns, the disruption of our business, the potential loss of key employees, and the retention of uncertain contingent liabilities related to the divested business. When we decide to sell assets or a business, we may encounter difficulty in finding buyers or alternative exit strategies on acceptable terms in a timely manner, which could delay the achievement of our strategic objectives. We may also dispose of a business at a price or on terms that are less desirable than we had anticipated, which could result in significant asset impairment charges, including those related to goodwill and other intangible assets, that could have a material adverse effect on our financial condition and results of operations. In addition, we may experience greater dis-synergies than expected, the impact of the divestiture on our revenue growth may be larger than projected, and some divestitures may be dilutive to earnings. There can be no assurance whether the strategic benefits and expected financial impact of the divestiture will be achieved. We cannot assure you that we will be successful in managing these or any other significant risks that we encounter in divesting a business or product line, and any divestiture we undertake could materially and adversely affect our business, financial condition, results of operations, and cash flows.

We may not realize the anticipated benefits from the introduction of new business services, and we may experience disruptions in our Company and our workforce as a result of attempting these initiatives.

Our strategy includes the regular introduction of new products and services in order to meet the evolving needs of our customers. However, there are several risks associated with the development and implementation of new products and services that could adversely affect our business, financial condition, and results of operations. The process of developing new products and services or enhancing our existing products and services is complex, costly, and uncertain. These product and service introductions carry the risks associated with any development effort, including cost overruns, delays in delivery, and performance problems. In addition, the new products and services offered may not be adopted by customers.

We often partner with other businesses, particularly in cross-border transactions, and there can be no assurance that we will be able to continue to establish, grow, or maintain these partner relationships as we introduce new products and services that our existing partners may be unable or unwilling to support. In addition, there are costs and potential operational changes involved in acquiring and maintaining new licenses for new products or services, and we could be subject to enforcement actions, fines, and litigation if we are found to violate any of these requirements.

Our competitors may devote greater resources to the development, introduction, and sale of competitive products, offer lower prices, or offer more innovative products and services. There are no assurances the new services will achieve the requisite market acceptance to justify the investment, as those new services may not generate the anticipated level of demand or take longer to do so, either of which could adversely affect our financial condition and results of operations.

We may not realize all of the anticipated benefits from restructuring and other related initiatives, which may include decisions to downsize or to transition operating activities from one location to another, and we may experience disruptions in our workforce as a result of those initiatives.

Over the past few years, we have been engaged in restructuring actions and activities associated with business transformation, productivity improvement initiatives, and expense reduction measures. For example, in November 2025, we announced an incremental cost efficiency program which aims to generate savings by using technology to reduce account payout costs and fraud losses, further improving productivity in our call centers, rationalizing technology platforms and back-office operations, as well as realizing synergies associated with the Intermex acquisition. There can be no assurance that the increased operational effectiveness, productivity, and other anticipated benefits will be realized, and the investment and costs to implement such strategic initiatives may be greater than expected. In addition, these initiatives have resulted and will likely result in the loss of personnel, some of whom may support significant systems or operations, and may make it more difficult to attract and retain key personnel, any of which could negatively impact our results of operations. Consequently, these initiatives could result in a disruption to our workforce. If we do not realize the anticipated benefits from these or similar initiatives, the costs to implement future initiatives are greater than expected, or if the actions result in a disruption to our workforce greater than anticipated, our business, financial condition, results of operations, and cash flows could be adversely affected.

General Risks

Changes in tax laws, or their interpretation, and unfavorable resolution of tax contingencies could adversely affect our tax expense.

Our future effective tax rates and corresponding effects on our financial condition, results of operations, and cash flows could be adversely affected by changes in tax laws or their interpretation, both domestically and internationally. From time to time, the United States federal, state and local, and foreign governments consider legislation that could increase our effective tax rates or impose other obligations. If changes to applicable tax laws are enacted, our results of operations could be negatively impacted.

Our tax returns and positions (including positions regarding jurisdictional authority of foreign governments to impose tax) are subject to review and audit by federal, state, local, and foreign taxing authorities. An unfavorable outcome to a tax audit could result in higher tax expense, thereby negatively impacting our results of operations. We have established contingency reserves for a variety of tax exposures. Our reserves reflect our judgment as to the resolution of the issues involved if subject to judicial review. While we believe that our reserves are adequate to cover

reasonably expected tax risks, there can be no assurance that, in all instances, an issue raised by a tax authority will be resolved at a financial cost that does not exceed our related reserve, and such resolution could increase or decrease income tax expense and have a material effect on our effective tax rate, financial condition, results of operations, and cash flows in the current period and/or future periods.

Our business, financial condition, results of operations, and cash flows could be harmed by adverse rating actions by credit rating agencies.

Downgrades in our credit ratings, or their review or revision to a negative outlook, could adversely affect our business, financial condition, results of operations, and cash flows, and could damage perceptions of our financial strength, which could adversely affect our relationships with our agents, particularly those agents that are financial institutions or post offices, and our banking and other business relationships. In addition, adverse ratings actions could result in regulators imposing additional capital and other requirements on us, including imposing restrictions on the ability of our regulated subsidiaries to pay dividends. Also, any downgrade will increase our interest expense under our term loan facility, a downgrade below investment grade will increase our interest expense under certain of our notes and our revolving credit facility, and any significant downgrade could increase our costs of borrowing money more generally or adversely impact or eliminate our access to the commercial paper market, each of which could adversely affect our business, financial condition, results of operations, and cash flows.

There can be no guarantee that we will continue to make dividend payments or repurchase stock.

For risks associated with our ability to continue to make dividend payments or repurchase shares, please see Part II, Item 5, *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Our ability to remain competitive depends in part on our ability to protect our trademarks, patents, and other intellectual property rights and to defend ourselves against potential intellectual property infringement claims.

The Western Union brands, which are protected by trademark registrations in many countries, are material to our Company. The loss of the Western Union® trademark or a diminution in the perceived quality of products or services associated with the names would harm our business. Similar to the Western Union® trademarks, the Vigo®, Orlandi Valuta®, Eurochange®, Pago Fácil®, Quick Collect®, Quick Pay℠, Quick Cash®, USDPT™, and other trademarks and service marks are also important to our Company, and a loss of the service mark or trademarks or a diminution in the perceived quality associated with these names could harm our business.

Our intellectual property rights are an important element in the value of our business. Our failure to take appropriate actions against those who infringe upon our intellectual property could adversely affect our business, financial condition, results of operations, and cash flows.

The laws of certain foreign countries in which we do business do not always protect intellectual property rights to the same extent as do the laws of the United States. Adverse determinations in judicial or administrative proceedings in the United States or in foreign countries could impair our ability to sell our products or services or license or protect our intellectual property, which could adversely affect our business, financial condition, results of operations, and cash flows.

We own patents and patent applications covering various aspects of our processes and services. We have been, are and in the future may be, subject to claims alleging that our platform, mobile application, or other products and services infringe third-party intellectual property or other proprietary rights, both inside and outside the United States. Unfavorable resolution of these claims could require us to change how we deliver or promote a service, result in significant financial consequences, or both, which could adversely affect our business, financial condition, results of operations, and cash flows.

Material changes in the market value or liquidity of the securities we hold may adversely affect our results of operations and financial condition.

As of December 31, 2025, we held $1.4 billion in investment securities, the majority of which are state and municipal debt securities. The majority of this money represents the principal of money orders issued by us to consumers

primarily in the United States and money transfers sent by consumers. We regularly monitor our credit risk and attempt to mitigate our exposure by investing in highly-rated securities and by diversifying our investments. Despite those measures, it is possible that the value of our portfolio may decline in the future due to any number of factors, including general market conditions, credit issues, the viability of the issuer of the security, failure by one of our investment managers to effectively manage our investment portfolio consistently with investment mandates, or increases in interest rates. Any such decline in value may adversely affect our results of operations and financial condition.

We have substantial debt and other obligations that could restrict our operations.

As of December 31, 2025, we had approximately $2.9 billion in consolidated indebtedness, and we may incur additional indebtedness in the future, including debt incurred to finance the cash consideration for the Intermex acquisition or other strategic transaction opportunities we may pursue in the future.

Our indebtedness could have adverse consequences, including:

- limiting our ability to pay dividends to our stockholders or to repurchase stock consistent with our historical practices;

- increasing our vulnerability to changing economic, regulatory, and industry conditions;

- limiting our ability to compete and our flexibility in planning for, or reacting to, changes in our business and the industry;

- limiting our ability to borrow additional funds; and

- requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for working capital, capital expenditures, acquisitions, and other purposes.

Failure to attract, retain, and develop the key employees we need to support our objectives could have a material adverse impact on our business.

Much of our success depends on our ability to attract, retain, and develop key employees. Qualified individuals with experience in our industry are in high demand, and we have faced and will continue to face competition globally to attract and retain a diverse workforce with skills that are critical to our success. In addition, legal or enforcement actions against compliance and other personnel in the money transfer industry may affect our ability to attract and retain key employees. Further, any failure to have in place and execute an effective succession plan for key employees could harm our business.

Risks Relating to Our Regulatory and Litigation Environment

As described under Part I, Item 1, *Business*, our business is subject to a wide range of laws and regulations enacted by the United States federal government, each of the states (including licensing requirements), many localities, and many other countries and jurisdictions. Laws and regulations to which we are, or may in the future, be subject to, including by virtue of the introduction of new products or acquisitions, include those related to: financial services generally, banking, anti-money laundering, countering the financing of terrorism, sanctions and anti-fraud, anti-bribery, anti-corruption, countering drug trafficking and human trafficking, consumer disclosure and consumer protection, currency controls, money transfer and payment instrument licensing, payment services, credit and debit cards, electronic payments, cryptocurrency licensing and other regulations, prepaid access, taxation, accessibility, unclaimed property, the regulation of competition, consumer privacy, data protection and information security, cybersecurity, operational security, outsourcing, risk management, environmental, sustainability, and governance reporting, including climate and social governance-related reporting, and other governance requirements applicable to regulated financial service providers. Further, where we cooperate with partners around the world to offer money transfer services marketed exclusively under the partners' brands, the regulatory requirements applicable to us may vary. The failure by us, our agents, their subagents, or our partners to comply with any such laws or regulations could have an adverse effect on our business,

financial condition, results of operations, and cash flows and could seriously damage our reputation and brands, and result in diminished revenue and profit and increased operating costs.

Risks Relating to Significant Regulatory Requirements

Our business is subject to a wide range and increasing number of laws and regulations. Liabilities or loss of business resulting from a failure by us, our agents, or their subagents to comply with laws and regulations and regulatory or judicial interpretations thereof, including laws and regulations designed to protect consumers, or detect and prevent money laundering, terrorist financing, fraud, and other illicit activity, and increased costs or loss of business associated with compliance with those laws and regulations has had and we expect will continue to have an adverse effect on our business, financial condition, results of operations, and cash flows.

Our services are subject to increasingly strict legal and regulatory requirements, including those related to detecting and preventing money laundering, countering terrorist financing, fraud, drug trafficking, human trafficking, and other illicit activity, and administering economic and trade sanctions. The interpretation of those requirements by judges, regulatory bodies and enforcement agencies may change quickly and with little notice. Additionally, these requirements or their interpretations in one jurisdiction may conflict with those of another jurisdiction. Moreover, the legislative and regulatory landscape continues to evolve, and existing or new regulatory regimes may be expanded or interpreted to apply to emerging or alternative payment types, technologies, or products, including digital currencies, stablecoins, and related services. Financial crimes and sanctions laws may be interpreted and applied inconsistently across jurisdictions, resulting in overlapping, conflicting, or competing compliance obligations. Complying with evolving, fragmented, or inconsistent regulatory requirements may increase the complexity of our compliance programs and associated recordkeeping, monitoring, and reporting obligations, or require us to modify our business practices, any of which could adversely affect our business.

As United States federal and state as well as foreign legislative and regulatory scrutiny and enforcement action in these areas increase, we expect that our costs of complying with these requirements could continue to increase, perhaps substantially, and may make it more difficult or less desirable for consumers and others to use our services or for us to contract with certain intermediaries, either of which would have an adverse effect on our revenue and operating income. For many years, we have made significant additional investments in our compliance programs based on the rapidly evolving and increasingly complex global regulatory and enforcement environment and our internal reviews. These additional investments relate to enhancing our compliance capabilities, including our consumer protection efforts. Failure by Western Union, our agents, or their subagents (agents and subagents are third parties, over whom Western Union has limited legal and practical control), and certain of our service providers to comply with any of these requirements or their interpretation could result in regulatory action, the suspension or revocation of a license or registration required to provide money transfer or payment services, the limitation, suspension, or termination of services, changes to our business model, loss of consumer confidence, private class action litigation, the seizure of our assets, and/or the imposition of civil and criminal penalties, including fines and restrictions on our ability to offer services.

We are subject to regulations imposed by the Foreign Corrupt Practices Act (the "FCPA") in the United States and similar laws in other countries, such as the Bribery Act in the UK, which generally prohibit companies and those acting on their behalf from making improper payments to foreign government officials for the purpose of obtaining or retaining business. Some of these laws, such as the Bribery Act, also prohibit improper payments between commercial enterprises. Because our services are offered in virtually every country of the world, we face significant risks associated with our obligations under the FCPA, the Bribery Act, and other national anti-corruption laws. Any determination that we have violated these laws could have an adverse effect on our business, financial condition, results of operations, and cash flows.

Our United States business is subject to the reporting, recordkeeping, and anti-money laundering provisions of the BSA and to regulatory oversight and enforcement by the Financial Crimes Enforcement Network ("FinCEN") of the United States Department of Treasury. We have subsidiaries in Brazil and Austria that are subject to banking regulations. Under PSD2, the EU Anti-Money Laundering Directives, as amended, and equivalent UK legislation, our operating companies that are licensed in the EU and UK have increasingly become directly subject to reporting, recordkeeping, and anti-money laundering regulations, and agent oversight and monitoring requirements, as well as broader supervision by EU member states. Our Canadian business is subject to the Retail Payment Activities Act,

including the registration of our operations and our ongoing compliance with risk management, funds safeguarding, recordkeeping, and reporting regulations. Additionally, the financial penalties associated with the failure to comply with anti-money laundering laws have increased, including in the EU Anti-Money Laundering Directives as amended. These laws and proposed new related financial services laws, including PSD3 and the EU AML Package (comprising the Sixth AML Directive, the AML Regulation, and the AML Authority Regulation), all of which will be supplemented by various regulatory guidelines and technical standards, have increased and will continue to increase our costs and competition in some or all of our areas of service. We are closely monitoring developments as the AML Authority becomes fully established and chooses those regulated financial services providers it will supervise directly, beginning on January 1, 2028. Legislation that has been enacted or proposed in other jurisdictions could have similar effects.

Participants in the remittance industry, including Western Union, remain under scrutiny from government regulators and others in connection with the industry's ability to prevent its services from being abused by people seeking to defraud others. The ingenuity of criminal fraudsters, combined with the potential susceptibility to fraud by consumers, make the prevention of consumer fraud a significant and challenging problem. Our failure to continue to help prevent such frauds and increased costs related to the implementation of enhanced anti-fraud measures, or a change in fraud prevention laws or their interpretation or the manner in which they are enforced has had, and could in the future have, an adverse effect on our business, financial condition, results of operations, and cash flows.

Further, any determination that our agents or their subagents have violated laws and regulations could seriously damage our reputation and brands, resulting in diminished revenue and profit and increased operating costs. In some cases, we could be liable for the failure of our agents or their subagents to comply with laws which also could have an adverse effect on our business, financial condition, results of operations, and cash flows. In many jurisdictions where Western Union is licensed to offer money transfer services, the license holder is responsible for ensuring the agent's or their subagent's compliance with the rules that govern the money transfer service across AML, consumer protection, funds safeguarding, and other requirements applicable to the relevant license. For example, in the EU, Western Union is responsible for the compliance of our agents when they are acting on behalf of Western Union Payment Services Ireland Limited, which is regulated by the Central Bank of Ireland. Thus, the risk of adverse regulatory action against Western Union because of actions by our agents or their subagents and the costs to monitor our agents or their subagents in those areas has increased. The regulations implementing the remittance provisions of the Dodd-Frank Act also impose responsibility on us for any related compliance failures of our agents.

The requirements under PSD2, PSD3 (once enacted), international consumer protection legislation including the Dodd-Frank Act, and similar legislation enacted or proposed in other countries have resulted and will likely continue to result in increased compliance costs, and in the event we or our agents or their subagents are unable to comply, could have an adverse impact on our business, financial condition, results of operations, and cash flows. Additional countries may adopt similar legislation.

We also have a payment institution to conduct money remittance in the UK, which is authorized by the FCA and offers retail money transfer services via UK agents and our UK Branded Digital services. As a result, we are required to comply with unique regulatory requirements in the UK, making it more costly for us to provide our services. We continue to monitor developments in this area, such as the Financial Services and Markets Act that recasts the UK regulatory framework and gives the UK Government the power to repeal retained EU financial services legislation and create new regulator rule-making powers.

Our fees, profit margins, and/or foreign exchange spreads may be reduced or limited because of regulatory initiatives and changes in laws and regulations or their interpretation and industry practices and standards that are either industry-wide or specifically targeted at our Company.

The evolving regulatory environment, including increased fees or taxes, regulatory initiatives (and increases in regulatory authority, oversight, and enforcement), changes in laws and regulations or their interpretation, industry practices and standards imposed by state, federal, or foreign governments, and expectations regarding our compliance efforts, is impacting the manner in which we operate our business, may change the competitive landscape, and is expected to continue to adversely affect our financial results. Existing, new, and proposed legislation relating to financial services providers and consumer protection in various jurisdictions around the world has affected and may continue to affect the manner in which we provide our services; see risk factor "*The Dodd-Frank Act, the Electronic Funds Transfer Act and Regulation E, as well as the regulations required by these Acts and the actions of the Consumer Financial*

Protection Bureau and similar legislation and regulations enacted by other government authorities, could adversely affect us and the scope of our activities and could adversely affect our financial condition, results of operations, and cash flows." Recently proposed and enacted legislation related to financial services providers and consumer protection in various jurisdictions around the world and at the federal and state level in the United States has subjected and may continue to subject us to additional regulatory oversight, mandate additional consumer disclosures and remedies, including refunds to consumers, or otherwise impact the manner in which we provide our services. If governments implement new laws or regulations that limit our right to set fees and/or foreign exchange spreads, then our business, financial condition, results of operations, and cash flows could be adversely affected. In addition, changes in regulatory expectations, interpretations, or practices could increase the risk of regulatory enforcement actions, fines, and penalties.

In addition, U.S. policy makers have sought and may continue to seek heightened customer due diligence requirements on, or restrict, remittances from the United States to Mexico or other jurisdictions. Policy makers may also impose taxes or fees on cross-border remittances. For example, in 2025, the United States government enacted into law the One Big Beautiful Bill Act (the "OBBB"). Beginning January 1, 2026, the OBBB assesses a 1% excise tax on certain remittances sent internationally from the United States that are funded with cash or a similar, physical instrument. Further, one state and one U.S. territory have passed laws imposing a fee on certain money transfer transactions, and certain other states have proposed similar legislation. Several foreign countries have enacted or proposed rules imposing taxes or fees on certain money transfer transactions, as well. The approach of policy makers and the ongoing budget shortfalls in many jurisdictions may lead governments to increase these taxes or fees, and other states or localities may impose similar taxes or fees or other requirements or restrictions. Foreign countries in similar circumstances have invoked and could continue to invoke the imposition of sales, service, or similar taxes, or other requirements or restrictions, on money transfer services. A tax, fee, or other requirement or restriction exclusively on money transfer service providers like Western Union could put us at a competitive disadvantage to other means of remittance which are not subject to the same taxes, fees, requirements, or restrictions. In some U.S. states, policy makers have proposed prohibiting senders without legal status from sending cross-border remittances, which could adversely impact Western Union because there is no established means to verify legal status in the context of money transmission. Other states have proposed prohibiting recipients of public assistance from sending money abroad, which could be difficult to administer as there is no publicly available database of such recipients. Other examples of changes to our financial environment include the possibility of regulatory initiatives that focus on lowering international remittance costs. Such initiatives may have a material adverse impact on our business, financial condition, results of operations, and cash flows.

Regulators around the world look at each other's approaches to the regulation of the payments and other industries. Consequently, a development in any one country, state, or region may influence regulatory approaches in other countries, states, or regions. Similarly, new laws and regulations in a country, state, or region involving one service may cause lawmakers there to extend the regulations to another service. As a result, the risks created by any one new law or regulation are magnified by the potential they may be replicated, affecting our business in another place or involving another service. Conversely, if widely varying regulations come into existence worldwide, we may have difficulty adjusting our services, fees, foreign exchange spreads, and other important aspects of our business, with the same effect. Further, political changes and trends such as populism, economic nationalism, protectionism, and negative sentiment towards multinational companies could result in laws or regulations that adversely impact our ability to conduct business in certain jurisdictions. Any of these eventualities could materially and adversely affect our business, financial condition, results of operations, and cash flows.

Regulatory initiatives and changes in laws, regulations, industry practices and standards, and third-party policies affecting us, our agents, or their subagents, or the banks with which we or our agents maintain bank accounts needed to provide our services could require changes in our business model and increase our costs of operations, which could adversely affect our financial condition, results of operations, and liquidity.

Our agents and their subagents are subject to a variety of regulatory requirements, which differ from jurisdiction to jurisdiction and are subject to change. Material changes in the regulatory requirements for offering money transfer services, including with respect to anti-money laundering requirements, sanctions, fraud prevention, licensing requirements, consumer protection, customer due diligence, agent registration, or increased requirements to monitor our agents or their subagents in a jurisdiction important to our business have meant and could continue to mean increased costs and/or operational demands on our agents and their subagents, which have resulted and could continue to result in their attrition, a decrease in the number of locations at which money transfer services are offered, an increase in the commissions paid to agents and their subagents to compensate for their increased costs, and other negative

consequences. For example, in 2023, the Federal Reserve Bank of New York announced actions that banned several Iraqi banks, some of whom were our agents, from conducting U.S. dollar transactions, and in 2025, FinCEN issued geographic targeting orders that require money service businesses like Western Union to collect additional customer information, verify the customer's identity, and report certain transactions in specified U.S. counties or zip codes. As a result of these actions, our business, results of operations, and cash flows have been adversely impacted.

Our regulatory status and the regulatory status of our agents and their subagents could affect our and their ability to offer our services. For example, we and our agents and their subagents rely on bank accounts to provide our Consumer Money Transfer and payment services. We and our agents and their subagents are considered Money Service Businesses ("MSBs") under the BSA. Many banks view MSBs as a class of higher risk customers for purposes of their anti-money laundering programs. We and some of our agents and their subagents have had, and in the future may have, difficulty establishing or maintaining banking relationships due to the banks' policies. If we or a significant number of our agents or their subagents are unable to maintain existing or establish new banking relationships under terms acceptable to us or our agents or consistent with those currently in place, or if we or these agents face higher fees to maintain or establish new bank accounts, our ability and the ability of our agents and their subagents to continue to offer our services may be adversely impacted, which would have an adverse effect on our business, financial condition, results of operations, and cash flows.

The types of enterprises that are legally authorized to act as our agents and their subagents vary significantly from one country to another. Changes in the laws affecting the kinds of entities that are permitted to act as money transfer agents or their subagents (such as changes in requirements for capitalization or ownership) could adversely affect our ability to distribute our services and the cost of providing such services, both by us and our agents and their subagents. For example, a requirement that a money transfer provider be a bank or other highly regulated financial entity could increase significantly the cost of providing our services in many countries where that requirement does not exist today or could prevent us from offering our services in an affected country. Further, any changes in law that would require us to provide money transfer services directly to consumers as opposed to through an agent network (which would effectively change our business model) or that would prohibit or impede the use of subagents could significantly and adversely impact our ability to provide our services, and/or the cost of our services, in the relevant jurisdiction. Changes mandated by laws which make Western Union responsible for acts of its agents and their subagents while they are providing the Western Union money transfer service increase our risk of regulatory liability and our costs to monitor our agents' or their subagents' performance.

Although most of our Vigo and Orlandi Valuta-branded agents also offer money transfer services of our competitors, many of our Western Union-branded agents have agreed to offer only our money transfer services. While we expect to continue signing certain agents under exclusive arrangements where permitted and believe that these agreements are valid and enforceable, changes in laws regulating competition or in the interpretation of those laws could undermine our ability to enforce them in the future. Various jurisdictions continue to increase their focus on the potential impact of agent agreements on competition and could further restrict our ability to enter into exclusive arrangements. Already, several countries in Eastern Europe, the Commonwealth of Independent States, Africa, and Asia have promulgated laws or regulations, or authorities in these countries have issued orders, which effectively prohibit payment service providers, such as money transfer companies, from agreeing to exclusive arrangements with agents in those countries. Certain institutions, non-governmental organizations and others are actively advocating against exclusive arrangements in money transfer agent agreements. Advocates for laws prohibiting or limiting exclusive agreements continue to push for enactment of similar laws in other jurisdictions.

The Dodd-Frank Act, the Electronic Funds Transfer Act and Regulation E, as well as the regulations required by these Acts and the actions of the Consumer Financial Protection Bureau and similar legislation and regulations enacted by other government authorities, could adversely affect us and the scope of our activities and could adversely affect our financial condition, results of operations, and cash flows.

Rules and regulations implemented under the Dodd-Frank Act have made and continue to make significant structural reforms and new substantive regulation across the financial services industry. The CFPB's regulations, including for matters related to UDAAP, EFTA, and Regulation E, have changed the way we operate our business and along with other potential changes under CFPB regulations could adversely affect our operations and financial results. In addition, the Dodd-Frank Act and interpretations and actions by the CFPB have had, and could continue to have a significant impact on us by, for example, requiring us to limit or change our business practices, limiting our ability to

pursue business opportunities, requiring us to invest valuable management time and resources in compliance efforts, imposing additional costs on us, delaying our ability to respond to marketplace changes, requiring us to alter our products and services in a manner that would make them less attractive to consumers and impair our ability to offer them profitably, or requiring us to make other changes that could adversely affect our business. In addition, these regulations impose responsibility on us for any related compliance failures of our agents.

The CFPB has broad authority to enforce consumer protection laws, including with respect to money transfer and related business. The CFPB is authorized to collect fines and provide consumer restitution in the event of violations, engage in consumer financial education, track and solicit consumer complaints, request data, and promote the availability of financial services to underserved consumers and communities. In addition, the CFPB may adopt other regulations governing consumer financial services, including regulations defining UDAAP, and new model disclosures. The CFPB's authority to change regulations adopted in the past by other regulators, or to rescind or ignore past regulatory guidance, could increase our compliance costs and litigation exposure. In addition, attorneys general of the various states of the United States also have authority to enforce the consumer protection provisions of the Dodd-Frank Act in their respective jurisdictions.

The CFPB currently defines "larger participants of a market for other consumer financial products or services" as including companies, such as Western Union, that make at least one million aggregate annual international money transfers. The CFPB has invited comment on amending larger participant thresholds, but at present, Western Union and our larger competitors remain subject to examination. The CFPB has used information gained in examinations as the basis for enforcement actions resulting in settlements involving monetary penalties and other remedies.

The effect of the Dodd-Frank Act, the EFTA, Regulation E, and the CFPB on our business and operations has been and will continue to be significant, and the application of the associated implementing regulations to our business may differ from the application to certain of our competitors, including banks.

Various jurisdictions in the United States and outside the United States similarly have consumer protection laws and regulations, and numerous governmental agencies are tasked with enforcing those laws and regulations. Consumer protection principles continue to evolve globally, and new or enhanced consumer protection laws and regulations may be adopted that impact our business, such as the FCA's 2023 principles-based Consumer Duty in the UK and the revised Irish Consumer Protection Code 2025, that set higher and clearer standards of consumer protection across financial services and require firms to put their customers' needs first. Governmental agencies tasked with enforcing consumer protection laws or regulations are communicating more frequently and coordinating their efforts to protect consumers. For instance, the International Consumer Protection and Enforcement Network ("ICPEN") is an organization composed of consumer protection authorities from many countries that provides a forum for developing and maintaining regular contact between consumer protection agencies and focusing on consumer protection concerns. By encouraging cooperation between agencies, ICPEN aims to enable its members to have a greater impact with their consumer protection laws and regulations. As the scope of consumer protection laws and regulations change, we may experience increased costs to comply and other adverse effects on our business.

Rules adopted under the Dodd-Frank Act by the CFTC, as well as the provisions of the EMIR and its technical standards, which are directly applicable in the member states of the EU, have subjected certain foreign exchange hedging transactions, including certain intercompany hedging transactions and certain of the corporate interest rate hedging transactions we may enter into in the future, to reporting, recordkeeping, and other requirements. EMIR and the MiFID II have been retained as UK law pursuant to the European Union (Withdrawal) Act 2018 UK. Additionally, certain of the corporate interest rate hedging transactions and foreign exchange derivatives transactions we may enter into in the future may be subject to centralized clearing requirements or may be subject to margin requirements in the United States, the EU, and the UK. Other jurisdictions outside of the United States, the EU, and the UK, have implemented, are implementing, or may implement regulations similar to those described above. Derivatives regulations have added costs to our business, and any additional requirements, such as future registration requirements and increased regulation of derivatives contracts, will likely result in additional costs or impact the way we conduct any hedging activities.

Current and proposed regulation addressing consumer privacy and data use and security could increase our costs of operations, which could adversely affect our results of operations and financial condition.

We are subject to extensive requirements relating to data privacy and security under federal, state, and foreign laws. These laws and requirements continue to evolve and may become increasingly difficult to comply with. For example, the FTC continues to investigate the privacy practices of many companies and has brought numerous enforcement actions, resulting in significant fines and multi-year agreements governing the settling companies' privacy practices. In addition, the SEC and the New York State Department of Financial Services ("NYDFS") have enacted new rules or amendments to existing rules that have modified reporting requirements and added new prescriptive requirements relating to cybersecurity programs or expanded existing requirements. Furthermore, certain industry groups require us to adhere to privacy requirements in addition to federal, state, and foreign laws, and certain of our business relationships depend upon our compliance with these requirements. As the number of countries enacting privacy and related laws increases and the scope of these laws and enforcement efforts expand, we will increasingly become subject to new and varying requirements. For example, in 2018, the EU implemented the GDPR, and other countries have enacted similar legislation, such as Brazil's General Data Protection Law ("LGPD"), which became effective in 2020, China's Personal Information Protection Law ("PIPL"), which became effective in November 2021, and India's Digital Personal Data Protection Act ("DPDPA") passed in August of 2023. The GDPR, LGPD, PIPL, and DPDPA impose obligations and present the risk of substantially increased penalties for non-compliance, including the possibility of not only fines but also enforcement action that may require an organization to cease certain of its data processing activities. Such penalties could have a material adverse effect on our financial condition, results of operations, and cash flows. In addition, in 2020 the Court of Justice of the European Union invalidated the EU-U.S. Privacy Shield framework, which provided a mechanism for companies transferring personal data from the EU to the U.S., and imposed additional obligations on companies such as Western Union when transferring personal data from the EU to the U.S. and other jurisdictions. We have incurred, and we expect to continue to incur, expenses to meet the obligations of the GDPR and other similar legislation and new interpretations of their requirements. We are also subject to data privacy and security laws in various states, such as the California Consumer Privacy Act and the Colorado Privacy Act, that impose heightened data privacy requirements on companies that collect information from state residents and create a broad set of privacy rights and remedies modeled in part on the GDPR. Failure to comply with existing or future data privacy and security laws, regulations, and requirements to which we are subject or could become subject, including by reason of inadvertent disclosure of confidential information, could result in fines, sanctions, penalties, or other adverse consequences and loss of consumer confidence, which could materially adversely affect our results of operations, overall business, and reputation.

In addition, in connection with regulatory requirements to assist in the prevention of money laundering and terrorist financing and other legal obligations and requests, we make information available to certain United States federal, state, and foreign government agencies. In recent years, we have experienced data sharing requests by these agencies, including in connection with efforts to combat money laundering, terrorist financing, fraud, drug trafficking, and human trafficking. During the same period, there has also been increased public attention to the corporate use and disclosure of personal information, accompanied by legislation and regulations intended to strengthen data protection, information security, and consumer privacy. These regulatory and law enforcement goals, and the protection of the individual's right to privacy, may conflict or otherwise present challenges, and the law in these areas is not consistent or settled. The legal, political, and business environments in these areas are rapidly changing, and legislation, regulation, litigation, court rulings, or other events could expose us to increased program costs, liability, and reputational damage.

We are subject to unclaimed property laws, and differences between the amounts we have accrued for unclaimed property and amounts that are claimed by a state or foreign jurisdiction could have a significant impact on our results of operations and cash flows.

We are subject to unclaimed property laws in the United States and abroad, and some of our agents are subject to unclaimed property laws in their respective jurisdictions which require us, or our agents, to turn over to certain government authorities the property of others held by us that has been unclaimed for a specified period of time, such as unpaid money transfers and money orders. We have an ongoing program designed to help us comply with those laws. These laws are evolving and are frequently unclear, subject to interpretation, and inconsistent among various jurisdictions, making compliance challenging. In addition, we are subject to audits with regard to our escheatment practices. Any difference between the amounts we have accrued for unclaimed property and amounts that are claimed by a state, foreign jurisdiction, or representative thereof could have a significant impact on our results of operations and cash flows.

We are subject to requirements and guidelines related to financial soundness and strength, and if we fail to meet current or changing requirements or guidelines, including maintaining sufficient amounts or types of regulatory capital to meet the changing requirements of our various regulators worldwide, our business, financial condition, results of operations, and cash flows could be adversely affected.

Our regulators expect us to possess sufficient financial soundness and strength to adequately support our regulated subsidiaries. We have substantial indebtedness and other obligations which could make it more difficult to meet these requirements or any additional requirements. In addition, as a global provider of payment services and in light of the changing regulatory environment in various jurisdictions, we could become subject to new capital requirements introduced or imposed by our regulators that could require us to raise capital immediately or retain earnings over a period of time. Our regulators also impose restrictions on our ability to use cash generated by our regulated subsidiaries such as those related to minimum qualifying investments, net worth requirements, and restrictions on transferring assets outside of the countries where those assets are located. For instance, our regulators specify the amount and composition of eligible assets that certain of our subsidiaries must hold in order to satisfy our outstanding settlement obligations. These regulators could further restrict the type of instruments that qualify as permissible investments or require our regulated subsidiaries to maintain higher levels of eligible assets. Further, some jurisdictions use tangible net worth and other financial strength guidelines to evaluate financial position. If our regulated subsidiaries do not abide by these guidelines, they may be subject to heightened review by these jurisdictions, and the jurisdictions may be more likely to impose new formal financial strength requirements. Additional financial strength requirements imposed on our regulated subsidiaries or significant changes in the regulatory environment for money transfer providers could impact our primary source of liquidity. Any change or increase in these regulatory requirements or guidelines could have a material adverse effect on our business, financial condition, and results of operations.

Risks Relating to Consent Agreements and Litigation

Our business is the subject of consent agreements with, or investigations or enforcement actions by, regulators and other government authorities.

In early 2017, the Company entered into a Deferred Prosecution Agreement with the United States Department of Justice and certain United States Attorney's Offices (the "DPA"), a Stipulated Order for Permanent Injunction and Final Judgment (the "FTC Consent Order") with the FTC, a Consent to the Assessment of Civil Money Penalty with FinCEN, and settlement agreements with various state attorneys general (collectively, the "Joint Settlement Agreements") to resolve the respective investigations of those agencies. Under the Joint Settlement Agreements, the Company was required, among other things, to pay an aggregate amount of $586 million to the DOJ to be used to reimburse consumers who were the victims of third-party fraud conducted through the Company's money transfer services, and retain an independent compliance auditor for three years to review and assess actions taken by the Company to further enhance its oversight of agents and protection of consumers, both of which were performed by the Company during 2017. The Joint Settlement Agreements also required the Company to adopt certain new or enhanced practices with respect to its compliance program, relating to, among other things, consumer reimbursement, agent due diligence, agent training, monitoring, reporting, and recordkeeping by the Company and its agents, consumer fraud disclosures, and agent suspensions and terminations. Western Union has continuing obligations under the FTC Consent Order, which is a permanent injunction, as well as the requirement to submit annual reports to the FTC through January 2028. The

ongoing obligations under the Joint Settlement Agreements have had and could have adverse effects on the Company's business, including additional costs and potential loss of business. The Company has also faced actions from other regulators as a result of the Joint Settlement Agreements. For example, on July 28, 2017, the NYDFS informed the Company that the facts set forth in the DPA with the DOJ and with certain other United States Attorney's Offices regarding the Company's anti-money laundering programs over the 2004 through 2012 period gave the NYDFS a basis to take additional enforcement action. In January 2018, the Company agreed to a consent order with the NYDFS, which required the Company to pay a civil monetary penalty of $60 million to the NYDFS and resolved its investigation into these matters. The term of the DPA expired in January 2020, and it was dismissed in March 2020, and the term of the Independent Compliance Auditor under the FTC Consent Order ended in May 2020. Notwithstanding, if the Company fails to comply with its continuing obligations under the Joint Settlement Agreements, it could face criminal prosecution, civil litigation, significant fines, damage awards, or other regulatory consequences. Any or all of these outcomes could have a material adverse effect on the Company's business, financial condition, results of operations, and cash flows.

Our business is, and may in the future be, the subject of litigation, including purported class action litigation, and governmental investigations and enforcement actions, which could result in material settlements, judgments, fines, or penalties. Responding to litigation, investigations, or enforcement actions also diverts considerable time and resources from management and, regardless of the outcome, can result in significant legal expense.

As a company that provides global financial services primarily to consumers, we are, and may in the future be, subject to litigation, including purported class action litigation, and governmental investigations and enforcement actions alleging violations of consumer protection, anti-money laundering, sanctions, drug trafficking, terrorist financing, human trafficking, securities laws, and other laws, both foreign and domestic, including those related to the facilitation of illegal, improper, or fraudulent activity. Our industry is under continuing scrutiny from federal, state, and international regulators in connection with the potential for such illegal, improper, or fraudulent activities. Additionally, we have been and may in the future be subject to investigations or enforcement actions in connection with our existing operations or as a result of acquisitions, including matters relating to the historical conduct of acquired businesses. Any such regulatory enforcement may be applied inconsistently across the industry, resulting in increased costs for the Company that may not be incurred by competitors. We also are subject to claims asserted by consumers based on individual transactions.

Responding to litigation, investigations, or enforcement actions also diverts considerable time and resources from management and, regardless of the outcome, is associated with significant legal expense. There can be no guarantee that we will be successful in defending ourselves in these matters, and such failure may result in substantial fines, damages and expenses, revocation of required licenses, or other limitations on our ability to conduct business. Any of these outcomes could adversely affect our business, financial condition, results of operations, and cash flows. Further, we believe increasingly strict legal and regulatory requirements and increased regulatory investigations and enforcement are likely to continue to result in changes to our business, as well as increased costs, supervision, and examination for both ourselves and our agents and subagents. These developments have had, and could continue to have, an adverse effect on our business, financial condition, and results of operations, and in turn may result in additional litigation or other actions. For more information, please see Part II, Item 8, *Financial Statements and Supplementary Data*, Note 5, Commitments and Contingencies.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

To help address cybersecurity threats, Western Union has developed a strategy and implemented a program to identify, assess, and prioritize cybersecurity risks based on their potential impact to our customers, operations, regulatory obligations, and financial condition, as part of our broader enterprise risk management processes. We recognize that cybersecurity threats are constantly evolving and that there is no single solution that can guarantee complete protection.

Our cybersecurity strategy is designed to protect the confidentiality of our data from unauthorized access, the integrity of information throughout its lifecycle, and the availability of that information and the related systems, while supporting the reliable operation and ongoing evolution of our business and technology platforms. Our strategy is guided by the National Institute of Standards and Technology Cybersecurity Framework, which helps us identify, assess, and manage cybersecurity risks relevant to our business.

Within our cybersecurity program, we have identified and implemented a variety of processes for cybersecurity risk management. These processes are designed to enable timely identification, prioritization, and response to cybersecurity risks and to support informed decision-making regarding risk mitigation and acceptance.

- We conduct regular risk assessments to identify and evaluate potential cybersecurity threats, including threats to our business operations, technology infrastructure, and data.

- We monitor threat intelligence feeds to stay updated on the latest cybersecurity threats and vulnerabilities.

- We scan our systems for vulnerabilities on an ongoing basis, with vulnerabilities prioritized and remediated based on their potential impact to business operations and data protection.

- We have implemented a variety of access controls to restrict access to our systems and data, including user authentication, authorization, and encryption.

- We conduct regular security awareness training for our employees to help them identify and avoid cybersecurity threats.

- We periodically conduct test exercises, including tabletop exercises, across various levels of the Company each year to review our cybersecurity controls and incident response procedures and capabilities, to enhance our operational resilience by seeking to ensure business continuity during potential extended digital outages, and to identify improvement opportunities and increase employee awareness and preparedness.

- Our third-party risk assessment program identifies, assesses, and monitors vendors for cybersecurity risk. These include information technology and cybersecurity vendors who are part of our digital supply chain, with particular focus on vendors that support critical business processes or have access to sensitive data.

Our cybersecurity governance framework is designed to manage cybersecurity risks at all levels of the organization. As part of this governance framework, our Board of Directors regularly devotes time during its meetings, including at least annually, to review and discuss the most significant risks facing the Company, including cybersecurity threats, and management's approach for identifying, prioritizing, and responding to those risks.

Our Audit Committee, which is comprised solely of independent directors, assists the Board of Directors in overseeing the significant risk exposures facing the Company and regularly reviews, including at least annually, cybersecurity risks at its committee meetings. Cybersecurity risks are integrated into the broader company risk management system through our Information Security and Privacy Committee ("ISPC"), which is a subcommittee of our Enterprise Risk Committee (the "ERC"), is co-chaired by the Chief Information Security Officer and Chief Privacy Officer and consists of senior leaders across the company. The ISPC is charged with oversight, advisory, and decision-making responsibilities with respect to information security and privacy risks.

The Chief Information Security Officer is responsible for communicating cybersecurity risks, significant incidents, and key risk trends to the Audit Committee and Board of Directors. Our cybersecurity program, led by our Chief Information Security Officer, who reports to our Chief Risk and Compliance Officer, has a team of dedicated, experienced cybersecurity professionals responsible for day-to-day security operations and strategic cybersecurity programs. As of December 31, 2025, our Chief Information Security Officer and senior management team had over 30 years of combined experience in security risk management. All employees are responsible for protecting Western Union's data and systems and are required to follow Western Union's cybersecurity policies.

We maintain relationships with law enforcement, government agencies, forensic investigators, and legal counsel to inform our cybersecurity and data privacy programs.

We and our third-party vendors have been, and continue to be, the subject of cybersecurity attacks and threats, including distributed denial of service and ransomware attacks. As of December 31, 2025, none of these attacks or breaches has individually or in the aggregate resulted in any material liability to us or any material damage to our reputation, and disruptions related to cybersecurity have not caused any material interruption to our business, strategy, results of operations, or financial condition. However, cybersecurity threats continue to evolve in sophistication and frequency, and there can be no assurance that future attacks or disruptions will not have a material adverse impact on us. For a discussion of these risks, see "Item 1A—Risk Factors—Risks Relating to Cybersecurity, Third-Party Vendors, and Artificial Intelligence."

Item 2. Properties

Properties and Facilities

As of December 31, 2025, we occupied facilities in approximately 45 countries. The substantial majority of these facilities were leased. Our office in Denver, Colorado serves as our corporate headquarters. Our offices in Dublin, Ireland, and Dubai, United Arab Emirates represent key operational and leadership locations. We also operate shared service centers in Lithuania, Costa Rica, India, and the Philippines. Our facilities are shared and primarily used for operational, sales, and administrative purposes in support of our Consumer Money Transfer and Consumer Services segments.

We believe that our facilities are suitable and adequate for our current business; however, we periodically review our facility requirements and may consolidate and dispose of or sublet facilities which are no longer required or acquire new facilities and update existing facilities to meet the needs of our business.

Item 3. Legal Proceedings

The information required by this Item 3 is incorporated herein by reference to the discussion in Part II, Item 8, *Financial Statements and Supplementary Data,* Note 5, Commitments and Contingencies.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock trades on the New York Stock Exchange under the symbol "WU." There were 2,599 stockholders of record as of February 13, 2026. This figure does not include an estimate of the indeterminate number of beneficial holders whose shares may be held of record by brokerage firms and clearing agencies.

Share Repurchases

The following table sets forth stock repurchases for each of the three months of the quarter ended December 31, 2025:

Period	Total Number of Shares Purchased[a]	Average Price Paid per Share[c]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[b]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in millions)
October 1 - 31	1,135,377	$ 8.38	1,124,516	$ 790.9
November 1 - 30	890,950	$ 8.83	881,970	$ 783.1
December 1 - 31...........	854,675	$ 9.28	839,160	$ 775.3
Total	2,881,002	$ 8.79	2,845,646	

(a) These amounts represent both shares authorized by our Board of Directors for repurchase under a publicly announced authorization, as described below, as well as shares withheld from employees to cover tax withholding obligations on stock awards that have vested.

(b) On December 13, 2024, our Board of Directors authorized $1.0 billion of common stock repurchases with no expiration date, of which $775.3 million remained available as of December 31, 2025. In certain instances, management has historically established and may continue to establish prearranged written plans pursuant to Rule 10b5‑1. A Rule 10b5‑1 plan permits us to repurchase shares at times when we may otherwise be unable to do so, provided the plan is adopted when we are not aware of material non-public information.

(c) The average price paid per share excludes a 1% excise tax due under the Inflation Reduction Act of 2022.

Refer to Part II, Item 8, *Financial Statements and Supplementary Data*, Note 15, Stock-Based Compensation Plans, and Part III, Item 12, *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters* for information related to our equity compensation plans.

Dividend and Share Repurchases Policy

During 2025 and 2024, the Board of Directors declared quarterly cash dividends of $0.235 per common share. The declaration or authorization and amount of future dividends or share repurchases will be determined by the Board of Directors and will depend on our financial condition, earnings, liquidity, the amount and timing of payments under our debt and other obligations, capital requirements, regulatory constraints, cash generated or made available in the United States, industry practice, and any other factors that the Board of Directors believes are relevant. As a holding company with no material assets other than the capital stock of our subsidiaries, our ability to pay dividends or repurchase shares in future periods will depend primarily on our ability to use cash generated by our operating subsidiaries. Several of our operating subsidiaries are subject to financial services regulations, and their ability to pay dividends and distribute cash may be restricted.

On February 19, 2026, the Board of Directors declared a quarterly cash dividend of $0.235 per common share payable on March 31, 2026 to shareholders of record at the close of business on March 17, 2026.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and the notes to those statements included in Part II, Item 8, Financial Statements and Supplementary Data in this Annual Report on Form 10‑K. This Annual Report on Form 10‑K contains certain statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Certain statements contained in the Management's Discussion and Analysis of Financial Condition and Results of Operations are forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions, and projections about our industry, business, and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in other sections of this Annual Report on Form 10‑K. See the discussion under the heading "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K and under the heading "Forward-Looking Statements" below.

Overview

We are a leading provider of cross-border, cross-currency money movement, payments, and digital financial services and conduct business in the following operating segments:

- *Consumer Money Transfer* - Our Consumer Money Transfer segment facilitates money transfers, which are primarily sent from our retail agent and Company-operated locations worldwide or through websites and mobile devices. Our money transfer service is provided through one interconnected global network. This service is available for international cross-border transfers and, in certain countries, intra-country transfers.

- *Consumer Services* - Our Consumer Services segment includes our bill payment services, money order services, travel money services, check acceptance services, media network, prepaid cards, lending partnerships, and digital wallets.

Additional information regarding our segments is provided in the Segment Discussion below.

International Money Express, Inc. Acquisition

On August 10, 2025, we entered into an agreement to purchase the entire share capital of International Money Express, Inc. ("Intermex") for approximately $500 million in cash. This transaction is expected to close in the second quarter of 2026, subject to the satisfaction of customary closing conditions, including receipt of remaining regulatory approvals. Intermex is a leading omnichannel money transfer provider, focused primarily on the United States to Latin America and the Caribbean corridors, through a network of agent retail locations, Intermex-operated stores, its mobile app, and websites.

Results of Operations

The following discussion of our consolidated results of operations and segment results refers to the year ended December 31, 2025 compared to the same period in 2024. For discussion of our consolidated results of operations and segment results for the year ended December 31, 2024 compared to the same period in 2023, refer to Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 20, 2025.

The results of operations should be read in conjunction with the discussion of our segment results of operations, which provides more detailed discussions concerning certain components of the Consolidated Statements of Income. All significant intercompany accounts and transactions between our segments have been eliminated. The below information has been prepared in conformity with generally accepted accounting principles in the United States of America ("GAAP") unless otherwise noted. All amounts provided in this section are rounded to the nearest tenth of a million, except as otherwise noted. As a result, the percentage changes and margins disclosed herein may not recalculate precisely using the rounded amounts provided.

The following table sets forth our consolidated results of operations for the years ended December 31, 2025 and 2024:

(in millions, except per share amounts)		Year Ended December 31,		% Change
		2025	2024	
Revenues	$	4,050.7	$ 4,209.7	(4)%
Expenses:				
Cost of services		2,550.6	2,620.5	(3)%
Selling, general, and administrative		742.8	863.4	(14)%
Total expenses		3,293.4	3,483.9	(5)%
Operating income		757.3	725.8	4%
Other income/(expense):				
Interest income		7.9	11.9	(33)%
Interest expense		(143.0)	(119.8)	19%
Other income, net		3.5	0.7	(a)
Total other expense, net		(131.6)	(107.2)	23%
Income before income taxes		625.7	618.6	1%
Provision for/(benefit from) income taxes		126.1	(315.6)	(a)
Net income	$	499.6	$ 934.2	(47)%
Earnings per share:				
Basic	$	1.53	$ 2.75	(44)%
Diluted	$	1.52	$ 2.74	(45)%
Weighted-average shares outstanding:				
Basic		326.6	340.0	
Diluted		327.6	341.1	

(a)   Calculation not meaningful.

Revenues Overview

Revenues are primarily derived from consideration paid by customers to transfer money. These revenues vary by transaction based upon factors such as channel, send and receive locations, the send and receive funding method, the principal amount sent, and, when the money transfer involves different send and receive currencies, the difference between the exchange rate we set to the customer and a rate available in the wholesale foreign exchange market. We also offer other consumer services, for which revenue is impacted by similar factors.

Due to the significance of the effect that foreign exchange fluctuations against the United States dollar can have on our reported revenues, constant currency results have been provided in the table below for consolidated revenues. Constant currency revenues translate revenues denominated in foreign currencies to the United States dollar, net of the effect of foreign currency hedges, at rates consistent with those in the prior year. Constant currency results are also net of the impact of Argentina inflation while its economy was hyperinflationary. Beginning with the second quarter of 2025, we no longer exclude the effect of Argentina hyperinflation in our non-GAAP revenue results, in light of significantly moderating inflation in the Argentine economy. Constant currency measures are non-GAAP financial measures and are provided so that revenue can be viewed without the effect of fluctuations in foreign currency exchange rates, net of the hyperinflationary Argentine economy, which is consistent with how management evaluates our revenue results and trends. We believe that these measures provide management and investors with information about revenue results and trends that eliminates currency volatility, thereby providing greater clarity regarding, and increasing the comparability of, our underlying results and trends. These disclosures are provided in addition to, and not as a substitute for, the percentage change in revenue on a GAAP basis for the year ended December 31, 2025 compared to the prior year. Other companies may calculate and define similarly labeled items differently, which may limit the usefulness of this measure for comparative purposes.

The following table sets forth our consolidated revenue results for the years ended December 31, 2025 and 2024:

(dollars in millions)	Year Ended December 31,		% Change
	2025	2024	
Revenues, as reported - (GAAP)..	$ 4,050.7	$ 4,209.7	(4)%
Foreign currency translation and Argentina hyperinflation impact[a].			1%
Adjusted revenues - (Non-GAAP)...			(5)%

(a) Fluctuations in the United States dollar compared to foreign currencies, net of the impact of foreign currency hedges and Argentina hyperinflation, resulted in an increase to revenues of $37.6 million for the year ended December 31, 2025 when compared to the prior year. Beginning with the second quarter of 2025, we no longer adjust for the estimated impact of Argentina hyperinflation in our non-GAAP revenue results, as inflation in the country has moderated significantly - from over 200% in recent years to less than 50% since the second quarter of 2025. For the first quarter of 2025, we calculated Argentina hyperinflation as the revenue growth not attributable to either transaction growth or the change in price (revenue divided by principal).

In addition to the impacts from foreign currency, net of Argentina hyperinflation, for the year ended December 31, 2025 when compared to the prior year, GAAP and Adjusted revenues decreased due to a reduction in transactions originating from Iraq, which negatively impacted revenues by 3%. For the year ended December 31, 2025, we experienced decreases in transactions and revenues in the North America and Latin America and the Caribbean regions of our Consumer Money Transfer segment, as further discussed below.

Operating Expenses Overview

Cost of Services

Cost of services primarily consists of agent commissions, which represented nearly 60% of total cost of services for the years ended December 31, 2025 and 2024. For the year ended December 31, 2025, Cost of services decreased compared to the prior year primarily due to decreases in agent commissions and technology expenses, partially offset by increased expenses associated with our expansion of Company-operated locations. In addition, the year ended December 31, 2024 included expenses associated with our operating expense redeployment program.

Selling, General, and Administrative

Selling, general and administrative expenses decreased for the year ended December 31, 2025 when compared to the prior year due to a decrease in advertising costs, a reduction in employee compensation, including incentive compensation, and fluctuations between the United States dollar and foreign currencies. In addition, the year ended December 31, 2024 included expenses associated with our operating expense redeployment program and impairments related to our assets in Russia.

Total Other Expense, Net

Total other expense, net increased for the year ended December 31, 2025 when compared to the prior year, primarily due to an increase in interest expense associated with our term loan facility borrowings, partially offset by the repayment of our notes which matured in January 2025.

Income Taxes

Our effective tax rates on pre-tax income were 20.2% and (51.0)% for the years ended December 31, 2025 and 2024, respectively. For the year ended December 31, 2025 compared to the prior year, the change in the effective tax rate was primarily due to the recognition of deferred tax assets, net of valuation allowance, associated with the reorganization of our international operations and a settlement of the IRS examination of our 2017 and 2018 federal income tax returns, which resulted in tax benefits of $255.2 million and $137.8 million, respectively. Both of these items occurred and were recognized in the year ended December 31, 2024.

On July 4, 2025, the United States government enacted into law the One Big Beautiful Bill Act (the "OBBB"). The OBBB includes a broad range of tax reform provisions affecting businesses, and while we continue to evaluate the provisions of the OBBB as they become effective, we do not expect the income tax provisions of the OBBB will have a material impact on our financial position or results of operations in future periods.

Earnings Per Share

During the years ended December 31, 2025 and 2024, basic earnings per share were $1.53 and $2.75, respectively, and diluted earnings per share were $1.52 and $2.74, respectively. Outstanding options to purchase Western Union stock and unvested shares of restricted stock are excluded from basic shares outstanding. Diluted earnings per share reflects the potential dilution that could occur if outstanding stock options at the presented dates are exercised and shares of restricted stock have vested. Shares excluded from the diluted earnings per share calculation were 15.3 million and 11.6 million for the years ended December 31, 2025 and 2024, respectively. The effect of these shares was anti-dilutive under the treasury stock method, as the assumed proceeds of the options and restricted stock per unit were above our average share price during the periods.

Earnings per share for the year ended December 31, 2025 compared to the prior year were impacted by the previously described factors impacting net income, partially offset by a lower number of average shares outstanding.

Segment Discussion

We manage our business around the consumers and businesses we serve and the types of services we offer. Each of our segments addresses a different combination of customer groups, distribution networks, and services offered. Our segments are Consumer Money Transfer and Consumer Services.

During the years ended December 31, 2025 and 2024, we incurred expenses that are not included in the measurement of segment operating income provided to the Chief Operating Decision Maker ("CODM") for purposes of performance assessment and resource allocation. These expenses are therefore excluded from our segment operating income results. Refer to Part II, Item 8, *Financial Statements and Supplementary Data*, Note 16, Segments for further discussion.

The business segment measurements provided to, and evaluated by, our CODM are computed in accordance with the following principles:

- The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

- Corporate costs, including overhead expenses, are allocated to the segments primarily based on a percentage of the segments' revenue compared to total revenue.

- All items not included in operating income are excluded from the segments.

The following table sets forth the components of segment revenues as a percentage of the consolidated totals for the years ended December 31, 2025 and 2024:

	Year Ended December 31,	
	2025	**2024**
Consumer Money Transfer	87%	90%
Consumer Services	13%	10%
	100%	100%

Consumer Money Transfer

The following table sets forth our Consumer Money Transfer segment results of operations for the years ended December 31, 2025 and 2024:

| (dollars and transactions in millions) | Year Ended December 31, | | % Change |
	2025	2024	
Revenues	$ 3,507.4	$ 3,798.0	(8)%
Operating income	$ 674.6	$ 737.4	(9)%
Operating income margin	19%	19%	
Key indicator:			
Consumer Money Transfer transactions	285.9	289.9	(1)%

Our Consumer Money Transfer service facilitates money transfers sent from our retail agent and Company-operated locations worldwide and money transfer transactions marketed under our brands and initiated through our websites and mobile applications and our third-party digital partners' websites and mobile applications ("Branded Digital"). This segment includes five geographic regions whose functions are primarily related to generating, managing, and maintaining agent relationships and localized marketing activities. We include Branded Digital transactions in our regions. We exclude transactions and revenues generated from Iraq websites and mobile applications from the definition of Branded Digital, given the significant volatility in that business and disruptions in offering services in the country. By means of common processes and systems, these regions, including Branded Digital transactions, create one interconnected global network for consumer transactions, thereby constituting one Consumer Money Transfer business and one operating segment.

Transaction volume is the primary generator of revenue in our Consumer Money Transfer segment. A Consumer Money Transfer transaction constitutes the transfer of funds to a designated recipient utilizing one of our consumer money transfer services. The geographic split for transactions and revenue in the table that follows is determined based upon the region where the money transfer is initiated. Included in each region's transaction and revenue percentages in the tables below are Branded Digital transactions for the years ended December 31, 2025 and 2024. Where reported separately in the discussion below, Branded Digital consists of all transactions and revenue included under the definition provided above.

The table below sets forth revenue and transaction changes by geographic region compared to the prior year. Additionally, we have also provided adjusted revenue results for our Consumer Money Transfer and Consumer Services segment revenues, which are net of the impact of foreign currency hedges and Argentina hyperinflation, as discussed above. Consumer Money Transfer segment adjusted revenue growth/(decline) is a non-GAAP financial measure, as further discussed in Revenues Overview above.

| | Year Ended December 31, 2025 | | | |
	Revenue Growth / (Decline) as Reported - (GAAP)	Foreign Exchange Translation Impact	Adjusted Revenue Growth / (Decline)[a] - (Non-GAAP)	Transaction Growth / (Decline)
Consumer Money Transfer regional growth/(decline):				
North America (United States & Canada) ("NA")	(11)%	(1)%	(10)%	(6)%
Europe and CIS ("EU & CIS")	6%	3%	3%	5%
Middle East, Africa, and South Asia ("MEASA")	(20)%	0%	(20)%	1%
Latin America and the Caribbean ("LACA")	(11)%	(1)%	(10)%	(7)%
Asia Pacific ("APAC")	(4)%	(1)%	(3)%	9%
Total Consumer Money Transfer segment	(8)%	0%	(8)%	(1)%
Branded Digital[b]	7%	1%	6%	12%

(a)   Adjusted revenue growth/(decline) assumes that revenues denominated in foreign currencies are translated to the United States dollar, net of the effect of foreign currency hedges, at rates consistent with those in the corresponding prior year. LACA, total Consumer Money Transfer, and Branded Digital adjusted revenue growth also exclude the effect of increases in local currency revenue due to hyperinflation in Argentina. Beginning with the second quarter of 2025, we no longer adjust for the estimated impact of Argentina hyperinflation in our non-GAAP revenue results, as inflation in the country has moderated significantly - from over 200% in recent years to less than 50% since the second quarter of

2025. For the first quarter of 2025, we calculated Argentina hyperinflation as the revenue growth not attributable to either transaction growth or the change in price (revenue divided by principal).

(b)   As noted above, Branded Digital revenues are included in the regions.

The table below sets forth regional revenues as a percentage of our Consumer Money Transfer revenue for the years ended December 31, 2025 and 2024:

	Year Ended December 31,	
	2025	2024
Consumer Money Transfer revenue as a percentage of segment revenue:		
NA..	38%	39%
EU & CIS..	29%	26%
MEASA	16%	18%
LACA	11%	12%
APAC..	6%	5%

Our consumers transferred $107.4 billion and $102.9 billion in cross-border principal for the years ended December 31, 2025 and 2024, respectively. Consumer Money Transfer cross-border principal is the amount of consumer funds transferred to a designated recipient in a country or territory that differs from the country or territory from which the transaction was initiated. Consumer Money Transfer cross-border principal is a metric used by management to monitor and better understand the growth in our underlying business relative to competitors, as well as changes in our market share of global remittances.

Revenues

Consumer Money Transfer revenue and transactions decreased 8% and 1%, respectively, for the year ended December 31, 2025, compared to the prior year. Fluctuations in the United States dollar compared to foreign currencies, net of the impact of foreign currency hedges and Argentina hyperinflation in the first quarter of 2025, had no impact on revenue for the year ended December 31, 2025, compared to the prior year.

For the year ended December 31, 2025, in our Consumer Money Transfer regions, NA revenue and transactions decreased compared to the prior year. The region was impacted by declines in transactions sent from the United States to Mexico and within the United States, as well as broader geopolitical and macroeconomic conditions, evolving migration patterns across the Americas, a reduction in active agent locations, and price reductions. For the year ended December 31, 2025, our EU & CIS revenues increased due to growth in Spain and the U.K. For the year ended December 31, 2025, declines in MEASA revenues compared to the prior period were primarily driven by a reduction in transactions originating from Iraq due to changes in monetary policy and related central bank actions, as well as declines in revenue in Saudi Arabia. The revenue decline in LACA was primarily driven by decreases in Ecuador, Mexico, and Brazil and was impacted by evolving migration patterns across the Americas.

Beginning January 1, 2026, the OBBB assesses a 1% excise tax on certain remittances sent internationally from the United States that are funded with cash or a similar, physical instrument. We believe this remittance tax will make it more expensive for consumers to transfer money in this way and therefore could have a negative impact on NA and Consumer Money Transfer revenues and transactions in subsequent periods.

We have historically implemented price reductions or price increases throughout many of our global corridors. We will likely continue to implement price changes from time to time in response to competition and other factors. Price reductions generally reduce margins and adversely affect financial results in the short term and may also adversely affect financial results in the long term if transaction volumes do not increase sufficiently. Price increases may adversely affect transaction volumes, as consumers may not use our services if we fail to price them appropriately.

Operating Income

Consumer Money Transfer operating income for the year ended December 31, 2025 decreased compared to the prior year due to a decrease in revenue, as discussed above, partially offset by decreases in agent commissions, employee compensation, including incentive compensation, technology expenses, and advertising costs, and fluctuations between the United States dollar and foreign currencies.

Consumer Services

The following table sets forth Consumer Services segment results for the years ended December 31, 2025 and 2024:

| (dollars in millions) | Year Ended December 31, | | % Change |
	2025	2024	
Revenues	$ 543.3	$ 411.7	32%
Operating income	$ 115.9	$ 52.3	(a)
Operating income margin	21%	13%	8%

(a) Calculation not meaningful.

Revenues

The following table sets forth our Consumer Services revenue results for the years ended December 31, 2025 and 2024. Consumer Services segment adjusted revenue growth/(decline) is a non-GAAP financial measure, as further discussed in Revenues Overview above.

| (dollars in millions) | Year Ended December 31, | | % Change |
	2025	2024	
Revenues, as reported (GAAP)	$ 543.3	$ 411.7	32%
Foreign currency translation and Argentina hyperinflation impact[a]			(3)%
Adjusted revenues (Non-GAAP)			29%

(a) Fluctuations in the United States dollar compared to foreign currencies, net of the impact of foreign currency hedges and Argentina hyperinflation, resulted in an increase to Consumer Services revenues of $10.5 million for the year ended December 31, 2025, when compared to the prior year. Beginning with the second quarter of 2025, we no longer adjust for the estimated impact of Argentina hyperinflation in our non-GAAP revenue results, as inflation in the country has moderated significantly - from over 200% in recent years to less than 50% since the second quarter of 2025. For the first quarter of 2025, we calculated Argentina hyperinflation as the revenue growth not attributable to either transaction growth or the change in price (revenue divided by principal).

For the year ended December 31, 2025 compared to the prior year, Consumer Services GAAP and Adjusted revenues increased primarily due to revenue growth in our travel money services, including the benefit from the acquisition of Eurochange Limited, and growth in our cash-based bill payments services offered at retail locations in Argentina.

Operating Income

Consumer Services operating income for the year ended December 31, 2025 compared to the prior year was impacted by an increase in revenue, as discussed above, partially offset by an increase in expenses associated with the expansion of our travel money services.

Capital Resources and Liquidity

Our primary source of liquidity has been cash generated from our operating activities, primarily from net income and fluctuations in working capital. Our working capital is affected by the timing of payments for employee and agent incentives, interest payments on our outstanding borrowings, and timing of income tax payments, among other items. Many of our annual employee incentive compensation and agent incentive payments are made in the first quarter following the year they were incurred. The majority of our interest payments are due in the second and fourth quarters, which results in a decrease in the amount of cash provided by operating activities in those quarters and a corresponding increase to the first and third quarters. The annual payments resulting from the United States tax reform legislation enacted in 2017 (the "Tax Act") included amounts related to the United States taxation of certain previously undistributed earnings of foreign subsidiaries. The final payment of approximately $220 million was made during the second quarter of 2025.

Our future cash flows could be impacted by a variety of factors, some of which are out of our control. These factors include, but are not limited to, changes in economic conditions, especially those impacting migrant populations, changes in income tax laws or the status of income tax audits, including the resolution of outstanding tax matters, and the settlement or resolution of legal contingencies.

Substantially all of our cash flows from operating activities have been generated from subsidiaries. Most of these cash flows are generated from our regulated subsidiaries. Our regulated subsidiaries may transfer all excess cash to the parent company for general corporate use, except for assets subject to legal or regulatory restrictions, including: (i) requirements to maintain cash and other qualifying investment balances, free of any liens or other encumbrances, related to the payment of certain of our money transfer and other payment obligations, (ii) other legal or regulatory restrictions, including statutory or formalized minimum net worth requirements, and (iii) restrictions on transferring assets outside of the countries where these assets are located.

We currently believe we have adequate liquidity to meet our business needs, including payments under our debt and other obligations, through our existing cash balances, our ability to generate cash flows through operations, our revolving credit facility ("Revolving Credit Facility"), and our $800 million delayed draw term loan credit agreement ("Delayed Draw Term Loan Facility"). We increased our Revolving Credit Facility, which supports our commercial paper program, to $1.62 billion on February 28, 2025. Our commercial paper program enables us to issue unsecured commercial paper notes in an amount not to exceed $1.62 billion outstanding at any time, reduced to the extent of any borrowings outstanding on our Revolving Credit Facility. As of December 31, 2025, we had no outstanding borrowings on our Revolving Credit Facility and $392.0 million of outstanding borrowings on the commercial paper program.

To help ensure availability of our worldwide cash where needed, we utilize a variety of planning and financial strategies, including decisions related to the amounts, timing, and manner by which cash is repatriated or otherwise made available from our international subsidiaries. These decisions can influence our overall tax rate and impact our total liquidity. We regularly evaluate our United States cash requirements, taking tax consequences and other factors into consideration and also the potential uses of cash internationally to determine the appropriate level of dividend repatriations of our foreign source income.

Cash and Investment Securities

As of December 31, 2025 and 2024, we had Cash and cash equivalents of $1,234.4 million and $1,474.0 million, respectively.

In many cases, we receive funds from money transfers and certain other payment services before we settle the payment of those transactions. These funds, referred to as Settlement assets on our Consolidated Balance Sheets, are not used to support our operations. However, we earn income from investing these funds. We maintain a portion of these settlement assets in highly liquid investments, classified as Cash and cash equivalents within Settlement assets, to fund settlement obligations.

Investment securities, net, classified within Settlement assets on the Consolidated Balance Sheets, were $1,445.0 million and $1,332.2 million as of December 31, 2025 and 2024, respectively, and consist primarily of highly-rated state and municipal debt securities. These investment securities are held in order to comply with state licensing requirements in the United States and are required to have credit ratings of "A-" or better from a major credit rating agency. Refer to Part II, Item 8, *Financial Statements and Supplementary Data*, Note 7, Settlement Assets and Obligations for more details regarding investment securities.

Investment securities are exposed to market risk due to changes in interest rates and credit risk. We regularly monitor credit risk and attempt to mitigate our exposure by investing in highly-rated securities and diversifying our investment portfolio. Our investment securities are also actively managed with respect to concentration. As of December 31, 2025, all investments with a single issuer and each individual security represented less than 10% of our investment securities portfolio.

Cash Flows from Operating Activities

Cash provided by operating activities for the year ended December 31, 2025 increased to $543.7 million from $406.3 million for the year ended December 31, 2024, primarily due to the impact of an income tax settlement in the prior year and fluctuations in the amounts advanced to agents and disbursement partners and other working capital balances. Cash provided by operating activities is impacted by changes to our consolidated net income, in addition to fluctuations in our working capital balances, among other factors.

Financing Resources

As of December 31, 2025, we had the following outstanding borrowings (in millions):

Commercial paper	$	392.0
Credit facility borrowings[a]		42.9
Notes:		
1.350% notes due 2026[b]		600.0
2.750% notes due 2031[b]		300.0
6.200% notes due 2036[b]		500.0
6.200% notes due 2040[b]		250.0
Term loan facility borrowings (effective rate of 5.2%)		800.0
Total borrowings at par value		2,884.9
Debt issuance costs and unamortized discount, net		(7.1)
Total borrowings at carrying value[c]	$	2,877.8

(a) One of our subsidiaries utilizes a short-term revolving credit facility agreement to fund certain operating activities in the United Kingdom. See additional information in Part II, Item 8, *Financial Statements and Supplementary Data*, Note 14, Borrowings.

(b) The difference between the stated interest rate and the effective interest rate is not significant.

(c) As of December 31, 2025, our weighted-average effective rate on total borrowings was approximately 4.3%.

Commercial Paper Program

Pursuant to our commercial paper program, we may issue unsecured commercial paper notes in an amount not to exceed $1.62 billion outstanding at any time, reduced to the extent of borrowings outstanding on our Revolving Credit Facility. Our commercial paper borrowings may have maturities of up to 397 days from date of issuance. Interest rates for borrowings are based on market rates at the time of issuance. As of December 31, 2025, we had $392.0 million in commercial paper borrowings outstanding, and as of December 31, 2024, we had no commercial paper borrowings outstanding. Our commercial paper borrowings as of December 31, 2025 had a weighted-average annual interest rate of approximately 3.9% and a weighted-average term of approximately 4 days. Proceeds from our commercial paper borrowings were used for general corporate purposes and working capital needs, including the settlement of our money transfer obligations prior to collecting receivables from agents or others.

Revolving Credit Facility

Our Revolving Credit Facility provides for unsecured financing facilities, including a $250.0 million letter of credit subfacility and $300.0 million swing line sublimit, and allows us to draw loans payable based upon the Secured Overnight Financing Rate ("SOFR"), the Euro Interbank Offered Rate, or the Sterling Overnight Index Average. On February 28, 2025, we increased the aggregate revolving credit commitments to $1.62 billion. The Revolving Credit Facility matures on November 30, 2029.

Interest due under the Revolving Credit Facility is payable according to the terms of that borrowing. Generally, interest under the Revolving Credit Facility is calculated using either (i) an adjusted term SOFR, or other applicable benchmark based on the currency of the borrowing, plus an interest rate margin determined on a sliding scale from 0.920% to 1.425% based on our credit rating (currently 1.140%) or (ii) a base rate plus a margin determined on a sliding scale from 0.000% to 0.425% based on our credit rating (currently 0.140%). A facility fee on the total amount of the facility is also payable quarterly, regardless of usage, and such facility fee is determined on a sliding scale from 0.080% to 0.200% based on our credit rating (currently 0.110%).

The purpose of our Revolving Credit Facility, which is diversified through a group of 19 participating institutions, is to provide general liquidity and to support our commercial paper program, which we believe enhances our short-term credit rating. The largest commitment from any single financial institution within the total committed balance of $1.62 billion is approximately 12%. As of December 31, 2025 and 2024, we had no outstanding borrowings under the facility. If the amount available to borrow under the Revolving Credit Facility decreased, or if the Revolving Credit Facility were eliminated, the cost and availability of borrowing under the commercial paper program may be impacted.

Term Loan Facility

As of December 31, 2025 and 2024, we had $800.0 million outstanding under our unsecured term loan facility ("Term Loan Facility"), and such borrowings mature on December 13, 2027. We have the option to increase the commitments under the Term Loan Facility by an amount such that the commitments do not exceed $1.0 billion in the aggregate (after giving effect to any such increases). Any such increases would be subject to obtaining additional commitments from existing or new lenders under the Term Loan Facility. We used the proceeds from the Term Loan Facility borrowings to repay our 2.850% notes which matured in January 2025, to reduce commercial paper balances, and for general corporate purposes.

Delayed Draw Term Loan Facility

On January 9, 2026, we entered into the Delayed Draw Term Loan Facility, providing for an unsecured term loan facility in an aggregate amount of $800.0 million. We have the option to increase the commitments under the Delayed Draw Term Loan Facility by an amount such that the commitments do not exceed $1.0 billion in the aggregate (after giving effect to any such increases). Any such increases would be subject to obtaining additional commitments from existing or new banks under the Delayed Draw Term Loan Facility. We may use the proceeds from the Delayed Draw Term Loan Facility to repay our 1.350% notes due March 2026 or finance the cash consideration for our acquisition of the outstanding equity interests of Intermex.

Notes

For a discussion regarding the terms and maturities of our notes, please refer to Part II, Item 8, *Financial Statements and Supplementary Data*, Note 14, Borrowings.

Credit Ratings and Debt Covenants

The credit ratings on our debt are an important consideration in our overall business, managing our financing costs, and facilitating access to additional capital on favorable terms. Factors that we believe are important in assessing our credit ratings include earnings, cash flow generation, leverage, available liquidity, and the overall business.

Our Revolving Credit Facility, Term Loan Facility, and Delayed Draw Term Loan Facility contain interest rate margins which are determined based on certain of our credit ratings. The Revolving Credit Facility and Delayed Draw Term Loan Facility also contain a facility fee and a ticking fee, respectively, that is based on our credit ratings. In addition, the interest rates payable on our notes due in 2026 and 2031 can be impacted by our credit ratings. We are also subject to certain provisions in many of our notes and certain of our derivative contracts, which could require settlement or collateral posting in the event of a change in control combined with a downgrade below investment grade, as further described below. We do not have any other terms within our debt agreements that are tied to changes in our credit ratings.

The Revolving Credit Facility, Term Loan Facility, and Delayed Draw Term Loan Facility contain covenants, subject to certain exceptions, that, among other things, limit or restrict our ability to sell or transfer assets or merge or consolidate with another company, grant certain types of security interests, incur certain types of liens, impose restrictions on subsidiary dividends, enter into sale and leaseback transactions, incur certain subsidiary level indebtedness, or use proceeds in violation of anti-corruption or anti-money laundering laws. Our notes are subject to similar covenants except that only the notes due in 2036 contain covenants limiting or restricting subsidiary indebtedness, and none of our notes are subject to a covenant that limits our ability to impose restrictions on subsidiary dividends. Under our Revolving Credit Facility, Term Loan Facility, and Delayed Draw Term Loan Facility, we are required to maintain a consolidated adjusted Earnings before Interest, Taxes, Depreciation, and Amortization ("EBITDA") interest coverage ratio of greater than 3:1 (ratio of consolidated adjusted EBITDA, defined as net income/(loss) plus the sum of (i) interest expense, (ii) income tax expense, (iii) depreciation expense, (iv) amortization expense, (v) any other non-cash deductions, losses, or charges made in determining net income/(loss) for such period, and (vi) extraordinary, non-recurring, or unusual losses or charges (including costs and expenses of litigation included in operating income), minus extraordinary, non-recurring, or unusual gains provided that the amount added back to net income (or net loss) for such extraordinary, non-recurring, or unusual losses, expenses or charges may not exceed 10% of adjusted EBITDA to interest expense) for each period comprising the four most recent consecutive fiscal quarters. Our consolidated interest coverage ratio was 7:1 for the year ended December 31, 2025.

For the year ended December 31, 2025, we were in compliance with our debt covenants. A violation of our debt covenants could impair our ability to borrow, and outstanding amounts borrowed could become due, thereby restricting our ability to use our excess cash for other purposes.

Certain of our notes (including our notes due in 2026, 2031, and 2040) include a change of control triggering event provision, as defined in the terms of the notes. If a change of control triggering event occurs, holders of the notes may require us to repurchase some or all of their notes at a price equal to 101% of the principal amount of their notes, plus any accrued and unpaid interest. A change of control triggering event will occur when there is a change of control involving us, and, among other things, within a specified period in relation to the change of control, the notes are downgraded from an investment grade rating to below an investment grade rating by certain major credit rating agencies.

Cash Priorities

Liquidity

Our objective is to maintain strong liquidity and a capital structure consistent with investment-grade credit ratings. We have existing cash balances, cash flows from operating activities, access to the commercial paper markets, our Revolving Credit Facility, and our Delayed Draw Term Loan Facility available to support the needs of our business.

Our ability to grow the business, make investments in our business, make acquisitions, return capital to shareholders, including through dividends and share repurchases, and service our debt and tax obligations will depend on our ability to continue to generate excess operating cash through our operating subsidiaries and to continue to receive dividends from those operating subsidiaries, our ability to obtain adequate financing, and our ability to identify acquisitions that align with our long-term strategy. For additional information, please refer to Part II, Item 5, *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*.

Capital Expenditures

The total aggregate amount paid for purchased and developed software, contract costs, and purchases of property and equipment was $150.8 million and $130.6 million in 2025 and 2024, respectively. Capital expenditures during these periods included investments in our information technology infrastructure. Amounts paid for new and renewed agent contracts vary depending on the terms of existing contracts as well as the timing of new and renewed contract signings.

Share Repurchases and Dividends

During the years ended December 31, 2025 and 2024, 23.7 million and 13.9 million shares, respectively, were repurchased for $224.7 million and $177.3 million, respectively, excluding commissions, at an average cost of $9.49 and $12.75, respectively, under the share repurchase authorizations approved by our Board of Directors, including one which expired on December 31, 2024. On December 13, 2024, our Board of Directors authorized $1.0 billion of common stock repurchases with no expiration date. As of December 31, 2025, $775.3 million remained available under this share repurchase authorization.

Our Board of Directors declared quarterly cash dividends of $0.235 per common share in all four quarters of 2025 and 2024, representing $304.7 million and $318.3 million in total dividends, respectively. These amounts were paid to shareholders of record in the respective quarter the dividend was declared.

On February 19, 2026, the Board of Directors declared a quarterly cash dividend of $0.235 per common share payable on March 31, 2026 to shareholders of record at the close of business on March 17, 2026.

Material Cash Requirements

Debt Service Requirements

Our 2025 and future debt service requirements will include payments on all outstanding indebtedness, including any borrowings under our commercial paper program. We repaid our notes that were payable on January 10, 2025, using proceeds from our Term Loan Facility borrowings. Our next scheduled principal payment on our outstanding notes is in March 2026. We plan to refinance this maturity through proceeds from the issuance of new notes, our Delayed Draw Term Loan Facility, or commercial paper issuance.

As of December 31, 2025, the total projected interest payments on outstanding borrowings were $698.6 million, of which $101.4 million is expected to be paid in the next 12 months. We have estimated our future interest payments based on the assumption that no debt issuances or renewals will occur upon the maturity dates of our notes. However, we may refinance all or a portion of our borrowings in future periods, and we expect to continue to borrow under our commercial paper program for general corporate purposes and working capital needs. We also expect to draw on our Delayed Draw Term Loan Facility or issue new debt for our purchase of Intermex. This transaction is expected to close in the second quarter of 2026, subject to the satisfaction of customary closing conditions, including receipt of remaining

regulatory approvals. Estimated interest payments on floating-rate debt are calculated by utilizing the effective rate and forward rates as of December 31, 2025 for our current and future interest rates, respectively.

Operating Leases

We lease real properties for use as Company-operated locations, administrative offices, and sales offices, in addition to transportation, office, and other equipment. Refer to Part II, Item 8, *Financial Statements and Supplementary Data*, Note 11, Leases for details on our leasing arrangements, including future maturities of our operating lease liabilities.

Purchase Obligations

A purchase obligation is an agreement to purchase goods or services that is enforceable, legally binding, and specifies all significant terms. As of December 31, 2025, we had approximately $250 million of outstanding purchase obligations, of which approximately $130 million is expected to be paid in the next 12 months. Many of our contracts contain clauses that allow us to terminate the contract with notice and with a termination penalty. Termination penalties are generally an amount less than the original obligation. Obligations under certain contracts are usage-based and are, therefore, estimated in the above amounts. Historically, we have not had any significant defaults on our contractual obligations or incurred significant penalties for termination of our contractual obligations.

We have no material off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, results of operations, liquidity, capital expenditures, or capital resources.

Other Commercial Commitments

We had approximately $120 million in outstanding letters of credit and bank guarantees as of December 31, 2025 primarily held in connection with regulatory requirements, lease arrangements, and certain agent agreements. We expect to renew many of our letters of credit and bank guarantees prior to expiration.

Critical Accounting Policies and Estimates

Management's discussion and analysis of results of operations and financial condition is based on our consolidated financial statements that have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires that management make estimates and assumptions that affect the amounts reported for revenues, expenses, assets, liabilities, and other related disclosures. Actual results may or may not differ from these estimates. Our significant accounting policies are discussed in Part II, Item 8, *Financial Statements and Supplementary Data,* Note 2, Summary of Significant Accounting Policies.

Our critical accounting policies and estimates, described below, are very important to the portrayal of our financial condition and our results of operations, and applying them requires our management to make difficult, subjective, and complex judgments. We believe that the understanding of these key accounting policies and estimates is essential in achieving more insight into our operating results and financial condition.

Income Taxes

Income taxes, as reported in our consolidated financial statements, represent the net amount of income taxes we expect to pay to various taxing jurisdictions in connection with our operations. We provide for income taxes based on amounts that we believe we will ultimately owe after applying the required analyses and judgments.

The determination of our worldwide provision for income taxes requires significant judgment. We earn pre-tax income in multiple jurisdictions and incur income tax obligations in these jurisdictions. Complexities can arise in determining the geographic mix of pre-tax income between certain tax jurisdictions. Our tax calculations and positions are subject to audit by various taxing authorities, and we routinely receive, and may in the future receive, questions from taxing authorities on various tax-related assertions. In many of these instances, the ultimate tax determination is uncertain, given the complexities in interpreting tax laws and applying our facts and circumstances to these laws in many jurisdictions throughout the world.

We recognize the tax benefit from an uncertain tax position only when it is more likely than not, based on the technical merits of the position, that the tax position will be sustained upon examination, including the resolution of any related appeals or litigation. The tax benefits recognized in the consolidated financial statements from such a position are measured as the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

We have established contingency reserves for a variety of tax exposures. Our tax reserves reflect our judgment as to the resolution of the issues involved if subject to judicial review or other settlement. While we believe that our reserves are adequate to cover reasonably expected tax risks, there can be no assurance that, in all instances, an issue raised by a tax authority will be resolved at a financial cost that does not exceed our related reserve. With respect to these reserves, our income tax expense would include: (i) any changes in tax reserves arising from material changes in facts and circumstances (i.e., new information) surrounding a tax issue during the period and (ii) any difference from our tax position as recorded in the consolidated financial statements and the final resolution of a tax issue during the period.

Our tax contingency reserves for our uncertain tax positions as of December 31, 2025 were $21.0 million, including accrued interest and penalties, net of related items. While we believe that our reserves are adequate to cover reasonably expected tax risks, in the event that the ultimate resolution of our uncertain tax positions differs from our estimates, we may be exposed to material increases in income tax expense, which could materially impact our financial condition, results of operations, and cash flows. Furthermore, the timing of any related cash payments for these tax liabilities is inherently uncertain and is affected by variable factors outside our control.

Goodwill

Goodwill represents the excess of purchase price over the fair value of tangible and other intangible assets acquired less liabilities assumed, arising from business combinations. An impairment assessment of goodwill is conducted annually during our fourth quarter at the reporting unit level. This assessment of goodwill is performed more frequently if events or changes in circumstances indicate that the carrying value of the goodwill may not be recoverable. Reporting units are determined by the level at which management reviews segment operating results. That level may be the operating segment, or it may be one level below the operating segment.

Our impairment assessment typically begins with a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. The initial qualitative assessment includes comparing the overall financial performance of the reporting unit against the planned results. Additionally, each reporting unit's fair value is assessed based on current and expected events and circumstances, including macroeconomic conditions, industry and market considerations, cost factors, and other relevant entity-specific events. Periodically, we perform a quantitative assessment, as described below, for each of our reporting units, regardless of the results of prior qualitative assessments.

If we determine in the qualitative assessment that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then we estimate the fair value of the reporting unit using discounted cash flows and compare the estimated fair value to its carrying value. If the carrying value exceeds the fair value of the reporting unit, then an impairment is recognized for the difference. Refer to Part II, Item 8, *Financial Statements and Supplementary Data*, Note 2, Summary of Significant Accounting Policies, for further discussion regarding our accounting policies for goodwill and any related impairments.

The determination of the reporting units and which reporting units to include in the qualitative assessment requires significant judgment. Also, all of the assumptions used in the qualitative assessment require judgment. Additionally, for the quantitative goodwill impairment test, we calculate the fair value of reporting units through discounted cash flow analyses which require us to make estimates and assumptions including, among other items, revenue growth rates, operating margins, and capital expenditures based on our budgets and business plans. Development of such estimates and assumptions and the resultant fair value takes into consideration expected regulatory, marketplace, and other economic factors as well as relevant discount rates and terminal values.

We could be required to evaluate the recoverability of goodwill if we experience disruptions to the business, unexpected significant declines in operating results, a divestiture of a significant component of our business, or other triggering events. In addition, as our business or the way we manage our business changes, our reporting units may also change. If an event described above occurs and causes us to recognize a goodwill impairment charge, it would impact our reported earnings in the period such charge occurs.

The carrying value of goodwill as of December 31, 2025 was $2,098.5 million, which represented approximately 25% of our consolidated assets. As of December 31, 2025, goodwill of $1,986.4 million resides in our Consumer Money Transfer reporting unit, while the remaining $112.1 million resides in Consumer Services. For the years ended December 31, 2025 and 2024, we did not record any goodwill impairments. For the Consumer Money Transfer and Consumer Services reporting units, the fair values of the businesses significantly exceed their carrying amounts.

Other Intangible Assets

We capitalize software, certain initial payments for new and renewed agent contracts, and acquired intangible assets. We evaluate such intangible assets for impairment on an annual basis or whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. In such reviews, estimated undiscounted cash flows associated with these assets or operations are compared with their carrying amounts to determine if a write-down to fair value (normally measured by the present value technique) is required.

The capitalization of software costs incurred during the application development stage, as well as costs incurred to acquire, install, and customize software for internal use, is subject to accounting policy criteria which requires management judgment to determine the stage of development, the amount of costs eligible to be capitalized, and the related period of benefit. For developed software, we capitalize the eligible costs (predominantly detailed design, development, and testing) incurred during the application development stage, and all other costs are expensed as incurred. Once the software is ready for its intended use, the capitalized costs are amortized over the software's estimated useful life. The capitalization of initial payments for new and renewed agent contracts is subject to strict accounting policy criteria and requires management judgment as to the amount to capitalize and the related period of benefit. Our accounting policy is to limit the amount of capitalized costs for a given agent contract to the lesser of the estimated future cash flows from the contract or the termination fees we would receive in the event of early termination of the contract.

Disruptions to contractual relationships, significant actual or expected declines in cash flows or transaction volumes associated with contracts or software applications, or the discontinued use of a software application would cause us to evaluate the recoverability of the asset and could result in an impairment charge. Additionally, evaluating future cash flows associated with each asset requires us to make estimates and assumptions, including, among other things, revenue growth rates and operating margins based on our budgets and business plans.

The net carrying value of our other intangible assets as of December 31, 2025 was $356.3 million. During the years ended December 31, 2025 and 2024, we recorded immaterial impairments related to other intangible assets.

Recent Accounting Pronouncements

Refer to Part II, Item 8, *Financial Statements and Supplementary Data*, Note 2, Summary of Significant Accounting Policies for further discussion.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks arising from changes in market rates and prices, including changes in foreign currency exchange rates and interest rates, and credit risk related to our agents and customers. A risk management program is in place to manage these risks.

Foreign Currency Exchange Rates

We provide our services primarily through a network of agent locations in more than 200 countries and territories. We manage foreign exchange risk through the structure of the business and an active risk management process. We currently settle with the significant majority of our agents and disbursement partners in United States dollars, Mexican pesos, or euros requiring those agents and disbursement partners to obtain local currency to pay recipients, and we generally do not rely on international currency markets to obtain and pay illiquid currencies. However, in certain circumstances, we settle in other currencies. The foreign currency exposure that does exist is limited by the fact that the significant majority of transactions are paid by the next day after they are initiated, and agent settlements occur within a few days in most instances. To mitigate this risk further, we enter into short duration foreign currency forward contracts, generally with maturities ranging from a few days to one month, to offset foreign exchange rate fluctuations between transaction initiation and settlement. We also have exposure to certain foreign currency denominated cash and other asset and liability positions and may utilize foreign currency forward contracts, typically with maturities of less than one year at inception, to offset foreign exchange rate fluctuations on these positions. In certain consumer money transfer transactions involving different send and receive currencies, we generate revenue based on the difference between the exchange rate set by us to the consumer and a rate available in the wholesale foreign exchange market, helping to provide protection against currency fluctuations. We attempt to promptly buy and sell foreign currencies as necessary to cover our net payables and receivables which are denominated in foreign currencies.

We use longer-term foreign currency forward contracts to help mitigate risks associated with changes in foreign currency exchange rates on revenues denominated in the euro, and, to a lesser degree, the Canadian dollar, the British pound, and other currencies. We use contracts with maturities of up to 36 months at inception to mitigate some of the impact that changes in foreign currency exchange rates could have on forecasted revenues, with a targeted weighted-average maturity of one to two years. We believe the use of longer-term foreign currency forward contracts provides predictability of future cash flows from our international operations.

As of December 31, 2025, a hypothetical uniform 10% strengthening or weakening in the value of the United States dollar relative to all other currencies in which our net income is generated would have resulted in a decrease/increase to pre-tax annual income of approximately $40 million, based on our forecast of unhedged exposure to foreign currency at that date. There are inherent limitations in this sensitivity analysis, primarily due to the following assumptions: (i) foreign exchange rate movements are linear and instantaneous, (ii) fixed exchange rates between certain currency pairs are retained, (iii) the unhedged exposure is static, and (iv) we would not hedge any additional exposure. As a result, the analysis is unable to reflect the potential effects of more complex market changes that could arise, which may positively or negatively affect income.

Interest Rates

We invest in several types of interest-bearing assets, with a total value as of December 31, 2025 of approximately $2.4 billion. Approximately $1.0 billion of these assets bear interest at floating rates. These assets primarily include cash in banks and money market investments and are included in our Consolidated Balance Sheets within Cash and cash equivalents and Settlement assets. To the extent these assets are held in connection with money transfers and other related payment services awaiting redemption, they are classified as Settlement assets. Earnings on these investments will increase and decrease with changes in the underlying short-term interest rates.

The remaining interest-bearing assets pay fixed interest rates and primarily consist of highly-rated state and municipal debt securities and asset-backed securities. These investments may include investments made from cash received from our money order services, money transfer business, and other related payment services awaiting redemption and are classified within Settlement assets in the Consolidated Balance Sheets. As interest rates rise, the fair values of these fixed-rate interest-bearing securities will decrease; conversely, a decrease to interest rates would result in an increase to the fair values of the securities. We have classified these investments as available-for-sale within Settlement assets in the Consolidated Balance Sheets, and accordingly, recorded these instruments at their fair value with the net unrealized gains and losses, excluding credit-related losses, net of the applicable deferred income tax effect, being added to or deducted from our Total stockholders' equity in our Consolidated Balance Sheets.

As of December 31, 2025, borrowings of $800 million under our Term Loan Facility were subject to floating interest rates. The interest on these borrowings was calculated using a selected SOFR plus an interest rate margin. Borrowings under our commercial paper program mature in such a short period that the financing is effectively floating rate. As of December 31, 2025, there was $392 million in outstanding borrowings under our commercial paper program.

We review our overall exposure to floating and fixed rates by evaluating our net asset or liability position and the duration of each individual position. We manage this mix of fixed versus floating exposure in an attempt to minimize risk, reduce costs, and improve returns. Our exposure to interest rates can be modified by changing the mix of our interest-bearing assets as well as adjusting the mix of fixed versus floating rate debt. The latter is accomplished primarily through the use of interest rate swaps and the decision regarding terms of any new debt issuances (i.e., fixed versus floating). From time to time, we use interest rate swaps designated as hedges to vary the percentage of fixed to floating rate debt, subject to market conditions, although there were no such swaps outstanding as of December 31, 2025. As of December 31, 2025, our weighted-average effective rate on total borrowings was approximately 4.3%.

A hypothetical 100 basis point increase/decrease in interest rates would result in a decrease/increase to annual pre-tax income of approximately $12 million based on borrowings that are sensitive to interest rate fluctuations, net of the impact of hedges, on December 31, 2025. The same 100 basis point increase/decrease in interest rates, if applied to our cash and investment balances on December 31, 2025 that bear interest at floating rates, would result in an offsetting increase/decrease to annual pre-tax income of approximately $10 million. There are inherent limitations in the sensitivity analysis presented, primarily due to the assumptions that interest rate changes would be instantaneous and consistent across all geographies in which our interest-bearing assets are held and our liabilities are payable. As a result, the analysis is unable to reflect the potential effects of more complex market changes, including changes in credit risk regarding our investments, which may positively or negatively affect income. In addition, the mix of fixed versus floating rate debt and investments and the level of assets and liabilities will change over time, including the impact from commercial paper borrowings that may be outstanding in future periods.

Credit Risk

To manage our exposures to credit risk with respect to investment securities, money market fund investments, derivatives, and other credit risk exposures resulting from our relationships with banks and financial institutions, we regularly review investment concentrations, trading levels, credit spreads, and credit ratings, and we attempt to diversify our investments among global financial institutions.

We are also exposed to credit risk related to receivable balances from agents in the money transfer, bill payment, and money order settlement process. We perform a credit review before each agent signing and conduct periodic analyses of agents and certain other parties we transact with directly. In addition, we are exposed to non-credit losses directly from consumer transactions, particularly through our digital channels, where transactions are originated through

means other than cash and are therefore subject to "chargebacks," insufficient funds, or other collection impediments, such as fraud.

Our credit and non-credit losses have been less than 2% of our consolidated revenues in all periods presented.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10‑K of The Western Union Company and materials we have filed or will file with the Securities and Exchange Commission (as well as information included in our other written or oral statements) contain or will contain certain statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict. Actual outcomes and results may differ materially from those expressed in, or implied by, our forward-looking statements. Words such as "expects," "intends," "targets," "anticipates," "believes," "estimates," "guides," "provides guidance," "provides outlook," "projects," "designed to," and other similar expressions or future or conditional verbs such as "may," "will," "should," "would," "could," and "might" are intended to identify such forward-looking statements. Readers of this Annual Report on Form 10‑K should not rely solely on the forward-looking statements and should consider all uncertainties and risks discussed in Part I, Item 1A, *Risk Factors* and throughout this Annual Report on Form 10‑K. The statements are only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement.

Possible events or factors that could cause results or performance to differ materially from those expressed in our forward-looking statements include the following:

Events or Factors Related to Our Business and Industry

- changes in general economic conditions and economic conditions in the regions and industries in which we operate, including global economic downturns and trade disruptions, or significantly slower growth or declines in the money transfer, payment service, and other markets in which we operate, including downturns or declines related to interruptions in migration patterns, slowdowns in travel, or other events, such as public health emergencies, epidemics, or pandemics, civil unrest, war, terrorism, natural disasters, or non-performance by our banks, lenders, insurers, or other financial services providers;

- failure to compete effectively in the money transfer and payment service industry, including among other things, with respect to price or customer experience, with global and niche or corridor money transfer providers, banks and other money transfer and payment service providers, including digital, mobile and internet-based services, card associations, and card-based payment providers, and with digital currencies, and related exchanges and protocols, and other innovations in technology and business models;

- geopolitical tensions, political conditions, armed conflicts or wars, and related actions, including trade restrictions, tariffs, and government sanctions, which may adversely affect our business and economic conditions as a whole, including interruptions of United States or other government relations with countries in which we have or are implementing significant business relationships with agents, clients, or other partners;

- deterioration in customer confidence in our business, or in money transfer and payment service providers generally;

- failure to maintain our agent network and business relationships under terms consistent with or more advantageous to us than those currently in place;

- our ability to adopt new technology and develop and gain market acceptance of new and enhanced services in response to changing industry and consumer needs or trends;

- the development, deployment, and use of AI, machine learning, and automated decision-making technologies in our operations, including risks relating to system performance, data quality, regulatory compliance, bias, or unintended outcomes;

- mergers, acquisitions, and the integration of acquired businesses and technologies into our Company, divestitures, and the failure to realize anticipated financial benefits from these transactions, and events requiring us to write down our goodwill;

- decisions to change our business mix;

- changes in, and failure to manage effectively, exposure to foreign exchange rates, including the impact of the regulation of foreign exchange spreads on money transfers;

- changes in tax laws, or their interpretation, any subsequent regulation, and unfavorable resolution of tax contingencies;

- any material breach of security, including cybersecurity, or safeguards of or interruptions in any of our systems or those of our vendors or other third parties;

- cessation of or defects in various services provided to us by third-party vendors;

- our ability to realize the anticipated benefits from restructuring-related initiatives, which may include decisions to downsize or to transition operating activities from one location to another, and to minimize any disruptions in our workforce that may result from those initiatives;

- our ability to attract and retain qualified key employees and to manage our workforce successfully;

- failure to manage credit and fraud risks presented by our agents, clients, and consumers;

- adverse rating actions by credit rating agencies;

- our ability to protect our trademarks, patents, and other intellectual property rights, and to defend ourselves against potential intellectual property infringement claims;

- material changes in the market value or liquidity of securities that we hold;

- restrictions imposed by our debt obligations;

Events or Factors Related to Our Regulatory and Litigation Environment

- liabilities or loss of business resulting from a failure by us, our agents, or their subagents to comply with laws and regulations and regulatory or judicial interpretations thereof, including laws and regulations designed to protect consumers, or detect and prevent money laundering, terrorist financing, fraud, and other illicit activity;

- increased costs or loss of business due to regulatory initiatives and changes in laws, regulations, and industry practices and standards, including changes in interpretations, in the United States and abroad, affecting us, our agents or their subagents, or the banks with which we or our agents maintain bank accounts needed to provide our services, including regulations and guidance relating to digital currencies, stablecoins, and related technologies, the use of AI and automated decision-making systems, anti-fraud measures, our licensing arrangements, customer due diligence, agent and subagent due diligence, registration and monitoring requirements, consumer protection requirements, remittances, immigration, and sustainability reporting, including climate-related reporting;

- liabilities, increased costs, or loss of business and unanticipated developments resulting from governmental investigations and consent agreements with, or investigations or enforcement actions by, regulators and other government authorities;

- liabilities resulting from litigation, including class-action lawsuits and similar matters, and regulatory enforcement actions, including costs, expenses, settlements, and judgments;

- failure to comply with regulations and evolving industry standards regarding consumer privacy, data use, the transfer of personal data between jurisdictions, and information security;

- failure to comply with the Dodd-Frank Act, as well as regulations issued pursuant to it and the actions of the CFPB and similar legislation and regulations enacted by other governmental authorities in the United States and abroad related to consumer protection;

- effects of unclaimed property laws or their interpretation or the enforcement thereof;

- failure to maintain sufficient amounts or types of regulatory capital or other restrictions on the use of our working capital to meet the changing requirements of our regulators worldwide;

- changes in accounting standards, rules and interpretations, or industry standards affecting our business;

Other Events or Factors

- catastrophic events; and

- management's ability to identify and manage these and other risks.

Item 8. Financial Statements and Supplementary Data


THE WESTERN UNION COMPANY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


All other financial statement schedules for The Western Union Company have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the respective consolidated financial statements or notes thereto.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a‑15(f) under the Securities Exchange Act of 1934. The Western Union Company's ("Western Union" or the "Company") internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Western Union's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and Board of Directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Western Union's internal control over financial reporting as of December 31, 2025, utilizing the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 framework). Based on the results of its evaluation, the Company's management concluded that as of December 31, 2025, the Company's internal control over financial reporting is effective. Western Union's internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young LLP, Western Union's independent registered public accounting firm, as stated in their attestation report included in this Annual Report on Form 10‑K.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of The Western Union Company

Opinion on Internal Control Over Financial Reporting

We have audited The Western Union Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, The Western Union Company (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a) and our report dated February 20, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Denver, Colorado
February 20, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of The Western Union Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Western Union Company (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 20, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Income taxes - International operating structure

Description of the Matter	As described in Note 10 to the consolidated financial statements, the Company operates in a multinational tax environment and is subject to taxation in many jurisdictions. The Company earns pre-tax income in multiple jurisdictions and incurs income tax obligations in these jurisdictions. Complexities can arise in determining the geographic mix of pre-tax income between certain tax jurisdictions, and the Company's tax calculations and positions are subject to audit by various taxing authorities.
	Auditing the Company's geographic mix of pre-tax income between certain tax jurisdictions and its impact on the worldwide provision for income taxes is inherently complex, highly specialized and requires judgment.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's determination of geographic mix of pre-tax income between certain tax jurisdictions in the calculation of the provision for income taxes. This included controls over the completeness and accuracy of the underlying data used in the provision for income tax calculations.
	We involved our tax professionals, including subject matter professionals, to assist in the evaluation of the Company's tax obligations. We assessed the Company's geographic mix of pre-tax income between certain tax jurisdictions and tested the provision for income tax calculations, including the completeness and accuracy of underlying data used in the calculations. We also evaluated the adequacy of the Company's financial statement disclosures related to income tax matters.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2006.

Denver, Colorado
February 20, 2026

THE WESTERN UNION COMPANY

CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share amounts)

	Year Ended December 31,		
	2025	**2024**	**2023**
Revenues	$ 4,050.7	$ 4,209.7	$ 4,357.0
Expenses:			
Cost of services	2,550.6	2,620.5	2,671.7
Selling, general, and administrative	742.8	863.4	867.8
Total expenses[a]	3,293.4	3,483.9	3,539.5
Operating income	757.3	725.8	817.5
Other income/(expense):			
Gain on divestiture of business (Note 4)	—	—	18.0
Interest income	7.9	11.9	15.6
Interest expense	(143.0)	(119.8)	(105.3)
Other income, net	3.5	0.7	—
Total other expense, net	(131.6)	(107.2)	(71.7)
Income before income taxes	625.7	618.6	745.8
Provision for/(benefit from) income taxes	126.1	(315.6)	119.8
Net income	$ 499.6	$ 934.2	$ 626.0
Earnings per share:			
Basic	$ 1.53	$ 2.75	$ 1.69
Diluted	$ 1.52	$ 2.74	$ 1.68
Weighted-average shares outstanding:			
Basic	326.6	340.0	370.8
Diluted	327.6	341.1	371.8

(a)   As further described in Note 6, total expenses include amounts incurred with related parties of $40.9 million, $45.5 million, and $45.4 million for the years ended December 31, 2025, 2024, and 2023, respectively.

See Notes to Consolidated Financial Statements.

THE WESTERN UNION COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

	Year Ended December 31,		
	2025	2024	2023
Net income	$ 499.6	$ 934.2	$ 626.0
Other comprehensive income, net of reclassifications and tax (Note 12):			
Unrealized gains/(losses) on investment securities	34.4	(0.4)	36.4
Unrealized gains/(losses) on hedging activities	(51.0)	28.4	(35.8)
Foreign currency translation adjustments	5.8	(1.2)	—
Total other comprehensive income/(loss)	(10.8)	26.8	0.6
Comprehensive income	$ 488.8	$ 961.0	$ 626.6

See Notes to Consolidated Financial Statements.

THE WESTERN UNION COMPANY

CONSOLIDATED BALANCE SHEETS
(in millions, except per share amounts)

	December 31,	
	2025	2024
Assets		
Cash and cash equivalents	$ 1,234.4	$ 1,474.0
Settlement assets	3,449.1	3,360.8
Property and equipment, net of accumulated depreciation of $473.5 and $454.9, respectively	95.0	84.2
Goodwill	2,098.5	2,059.6
Other intangible assets, net of accumulated amortization of $584.5 and $599.0, respectively	356.3	315.4
Deferred tax asset, net	226.2	265.0
Other assets (Note 9)	846.4	811.5
Total assets	$ 8,305.9	$ 8,370.5
Liabilities and stockholders' equity		
Liabilities:		
Accounts payable and accrued liabilities	$ 408.4	$ 407.9
Settlement obligations	3,449.1	3,360.8
Income taxes payable	74.7	272.2
Deferred tax liability, net	153.2	155.6
Borrowings	2,877.8	2,940.8
Other liabilities (Note 9)	384.9	264.3
Total liabilities	7,348.1	7,401.6
Commitments and contingencies (Note 5)		
Stockholders' equity:		
Preferred stock, $1.00 par value; 10 shares authorized; no shares issued	—	—
Common stock, $0.01 par value; 2,000 shares authorized; 315.7 shares and 337.9 shares issued and outstanding as of December 31, 2025 and 2024, respectively	3.2	3.4
Capital surplus	1,117.4	1,070.8
Retained earnings/(accumulated deficit)	(11.5)	35.2
Accumulated other comprehensive loss	(151.3)	(140.5)
Total stockholders' equity	957.8	968.9
Total liabilities and stockholders' equity	$ 8,305.9	$ 8,370.5

See Notes to Consolidated Financial Statements.

THE WESTERN UNION COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Year Ended December 31,		
	2025	2024	2023
Cash flows from operating activities			
Net income	$ 499.6	$ 934.2	$ 626.0
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	35.2	37.4	39.1
Amortization	130.2	141.7	144.5
Gain on divestiture of business, excluding transaction costs (Note 4)	—	—	(18.0)
Deferred income tax provision/(benefit) (Note 10)	34.9	(248.8)	(11.0)
Other non-cash items, net	124.8	123.5	113.9
Increase/(decrease) in cash, excluding the effects of acquisitions and divestitures, resulting from changes in:			
Other assets	(45.0)	(125.7)	(36.3)
Accounts payable and accrued liabilities	(39.4)	(46.4)	(22.4)
Income taxes payable (Note 10)	(197.3)	(394.6)	(68.1)
Other liabilities	0.7	(15.0)	15.4
Net cash provided by operating activities	543.7	406.3	783.1
Cash flows from investing activities			
Payments for capitalized contract costs	(27.3)	(11.8)	(36.4)
Payments for internal use software	(85.0)	(81.4)	(88.5)
Purchases of property and equipment	(38.5)	(37.4)	(22.9)
Purchases of settlement investments	(256.3)	(396.7)	(495.3)
Proceeds from the sale of settlement investments	89.2	356.0	262.0
Maturities of settlement investments	96.8	170.2	144.0
Proceeds from the sale of non-settlement investments (Note 8)	—	—	100.0
Other investing activities	(9.2)	(15.2)	(3.7)
Net cash used in investing activities	(230.3)	(16.3)	(140.8)
Cash flows from financing activities			
Cash dividends and dividend equivalents paid (Note 12)	(309.0)	(321.5)	(349.0)
Common stock repurchased (Note 12)	(234.6)	(186.2)	(308.4)
Net proceeds from/(repayments of) commercial paper	392.0	(364.9)	184.9
Net proceeds from credit facility borrowings	29.1	—	—
Net proceeds from issuance of borrowings	—	798.1	—
Principal payments on borrowings	(500.0)	—	(300.0)
Proceeds from exercise of options	—	—	0.2
Net change in settlement obligations	(159.3)	6.1	(122.8)
Other financing activities	(0.8)	(0.9)	(1.7)
Net cash used in financing activities	(782.6)	(69.3)	(896.8)
Net change in cash and cash equivalents, including settlement, and restricted cash	(469.2)	320.7	(254.5)
Cash and cash equivalents, including settlement, and restricted cash at beginning of period	2,106.9	1,786.2	2,040.7
Cash and cash equivalents, including settlement, and restricted cash at end of period	$ 1,637.7	$ 2,106.9	$ 1,786.2

See Notes to Consolidated Financial Statements.

THE WESTERN UNION COMPANY

SUPPLEMENTAL CASH FLOW INFORMATION
(in millions)

	Year Ended December 31,		
	2025	2024	2023
Reconciliation of balance sheet cash and cash equivalents to cash flows:			
Cash and cash equivalents on balance sheet	$ 1,234.4	$ 1,474.0	$ 1,268.6
Settlement cash and cash equivalents (Note 7)	402.0	631.6	496.0
Restricted cash in Other assets	1.3	1.3	21.6
Cash and cash equivalents, including settlement, and restricted cash at end of period	$ 1,637.7	$ 2,106.9	$ 1,786.2
Supplemental cash flow information:			
Interest paid	$ 147.5	$ 114.0	$ 102.4
Income taxes paid	$ 295.7	$ 324.9	$ 197.4
Cash paid for lease liabilities	$ 67.7	$ 54.9	$ 40.1
Non-cash lease liabilities arising from obtaining right-of-use assets (Note 11)	$ 34.0	$ 60.6	$ 39.1

See Notes to Consolidated Financial Statements.

THE WESTERN UNION COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in millions)

	Common Stock		Capital Surplus	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount				
Balance, December 31, 2022.............	373.5	$ 3.7	$ 995.9	$ (353.9)	$ (167.9)	$ 477.8
Net income	—	—	—	626.0	—	626.0
Stock-based compensation..................	—	—	35.9	—	—	35.9
Common stock dividends and dividend equivalents declared ($0.94 per share)	—	—	—	(350.3)	—	(350.3)
Repurchase and retirement of common shares	(24.9)	(0.3)	—	(310.9)	—	(311.2)
Shares issued under stock-based compensation plans...........................	1.9	0.1	0.1	—	—	0.2
Other comprehensive income (Note 12) ..	—	—	—	—	0.6	0.6
Balance, December 31, 2023.............	350.5	3.5	1,031.9	(389.1)	(167.3)	479.0
Net income	—	—	—	934.2	—	934.2
Stock-based compensation..................	—	—	38.9	—	—	38.9
Common stock dividends and dividend equivalents declared ($0.94 per share)	—	—	—	(324.0)	—	(324.0)
Repurchase and retirement of common shares	(14.5)	(0.1)	—	(185.9)	—	(186.0)
Shares issued under stock-based compensation plans...........................	1.9	—	—	—	—	—
Other comprehensive income (Note 12) ..	—	—	—	—	26.8	26.8
Balance, December 31, 2024.............	337.9	3.4	1,070.8	35.2	(140.5)	968.9
Net income	—	—	—	499.6	—	499.6
Stock-based compensation..................	—	—	46.6	—	—	46.6
Common stock dividends and dividend equivalents declared ($0.94 per share)	—	—	—	(311.5)	—	(311.5)
Repurchase and retirement of common shares	(24.4)	(0.2)	—	(234.8)	—	(235.0)
Shares issued under stock-based compensation plans...........................	2.2	—	—	—	—	—
Other comprehensive loss (Note 12).......	—	—	—	—	(10.8)	(10.8)
Balance, December 31, 2025.............	315.7	$ 3.2	$ 1,117.4	$ (11.5)	$ (151.3)	$ 957.8

See Notes to Consolidated Financial Statements.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Basis of Presentation

Business

The Western Union Company ("Western Union" or the "Company") is a leader in cross-border, cross-currency money movement, payments, and digital financial services, empowering consumers, businesses, financial institutions, and governments with fast, reliable, and convenient ways to send money and make payments around the world. The Western Union brand is globally recognized. The Company's services are available through a network of agent locations in more than 200 countries and territories and also through the Company's or its third-party digital partners' websites and mobile applications marketed under the Company's brands ("Branded Digital"). Each location in the Company's agent network is capable of providing one or more of the Company's services.

The Western Union business consists of the following segments:

- *Consumer Money Transfer* - The Consumer Money Transfer segment facilitates money transfers, which are primarily sent from retail agent and Company-operated locations worldwide or through websites and mobile devices. The Company's money transfer service is provided through one interconnected global network. This service is available for international cross-border transfers and, in certain countries, intra-country transfers.

- *Consumer Services* - The Consumer Services segment includes the Company's bill payment services, money order services, travel money services, check acceptance services, media network, prepaid cards, lending partnerships, and digital wallets.

See Note 16 for further information regarding the Company's segments.

On August 4, 2021, the Company entered into an agreement to sell its Business Solutions business, and the final closing for this transaction occurred on July 1, 2023. See Note 4 for further information regarding this transaction.

There are legal or regulatory limitations on transferring certain assets of the Company outside of the countries where these assets are located. However, there are generally no limitations on the use of these assets within those countries. Additionally, the Company must meet minimum capital requirements in some countries in order to maintain operating licenses. As of December 31, 2025, the Company's restricted net assets associated with these asset limitations and minimum capital requirements totaled approximately $320 million.

Various aspects of the Company's services and businesses are subject to United States federal, state, and local regulation, as well as regulation by foreign jurisdictions, including certain banking and other financial services regulations.

Basis of Presentation

The financial statements in this Annual Report on Form 10‑K are presented on a consolidated basis and include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated.

Consistent with industry practice, the accompanying Consolidated Balance Sheets are unclassified due to the short-term nature of the Company's settlement obligations contrasted with the Company's ability to invest cash awaiting to pay settlement obligations in long-term investment securities.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Principles of Consolidation

The Company consolidates financial results when it has a controlling financial interest in a subsidiary via voting rights or when it has both the power to direct the activities of an entity that most significantly impact the entity's economic performance and the ability to absorb losses or the right to receive benefits of the entity that could potentially be significant to the entity. The Company utilizes the equity method of accounting when it is able to exercise significant influence over an entity's operations, which generally occurs when the Company has an ownership interest between 20% and 50%.

Earnings Per Share

The calculation of basic earnings per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding for the period. Outstanding options to purchase Western Union stock and unvested shares of restricted stock are excluded from basic shares outstanding. Diluted earnings per share reflects the potential dilution that could occur if outstanding stock options at the presented dates are exercised and shares of restricted stock have vested, using the treasury stock method. The treasury stock method assumes proceeds from the exercise price of stock options and the unamortized compensation expense of options and restricted stock are available to acquire shares at an average market price throughout the period, and therefore, reduce the dilutive effect.

Shares excluded from the diluted earnings per share calculation were 15.3 million, 11.6 million, and 9.7 million for the years ended December 31, 2025, 2024, and 2023, respectively. The effect of these shares was anti-dilutive under the treasury stock method, as the assumed proceeds of the options and restricted stock per unit were above the Company's average share price during the periods.

The following table provides the calculation of diluted weighted-average shares outstanding (in millions):

	Year Ended December 31,		
	2025	**2024**	**2023**
Basic weighted-average shares outstanding	326.6	340.0	370.8
Common stock equivalents	1.0	1.1	1.0
Diluted weighted-average shares outstanding	327.6	341.1	371.8

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Fair Value Measurements

The Company determines the fair values of its assets and liabilities that are recognized or disclosed at fair value in accordance with the hierarchy described below. The following three levels of inputs may be used to measure fair value:

- *Level 1* - Quoted prices in active markets for identical assets or liabilities.

- *Level 2* - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. For most of these assets, the Company utilizes pricing services that use multiple prices as inputs to determine daily market values.

- *Level 3* - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include items where the determination of fair value requires significant management judgment or estimation. The Company holds assets classified as Level 3 that are recognized and disclosed at fair value on a non-recurring basis related to the Company's business combinations, where the values of the intangible assets and goodwill acquired in a purchase are derived utilizing one of the three recognized approaches: the market approach, the income approach, or the cost approach.

Carrying amounts for many of the Company's financial instruments, including cash and cash equivalents, settlement cash and cash equivalents, and settlement receivables and settlement obligations approximate fair value due to their short maturities. Available-for-sale investment securities, as further discussed in Notes 7 and 8, and derivative financial instruments, as further discussed in Notes 8 and 13, are carried at fair value. Fixed-rate notes are carried at their original issuance values and adjusted over time to amortize or accrete that value to par. The fair values of fixed-rate notes are disclosed in Note 8 and are based on market quotations.

Business Combinations

The Company accounts for all business combinations where control over another entity is obtained using the acquisition method of accounting, which requires that most assets (both tangible and intangible), liabilities (including contingent consideration), and remaining noncontrolling interests be recognized at fair value at the date of acquisition. The excess of the purchase price over the fair value of assets less liabilities and noncontrolling interests is recognized as goodwill. Certain adjustments to the assessed fair values of the assets, liabilities, or noncontrolling interests made subsequent to the acquisition date, but within the measurement period, which is one year or less, are recorded as adjustments to goodwill. Any adjustments subsequent to the measurement period are recorded within Net income. Any equity interest the Company holds in the acquired company prior to obtaining control of the entity is remeasured to fair value at acquisition with a resulting gain or loss recognized within Other income, net for the difference between fair value and existing book value. Results of operations of the acquired company are included in the Company's results from the date of the acquisition forward and include amortization expense arising from acquired intangible assets. The Company expenses all costs as incurred related to or involved with an acquisition in Selling, general, and administrative expenses.

Cash and Cash Equivalents

Highly liquid investments (other than those included in settlement assets) with maturities of three months or less at the date of purchase (that are readily convertible to cash) are considered cash equivalents and are stated at cost, which approximates fair value.

The Company maintains cash and cash equivalent balances, which may include a portion in money market funds, with a group of globally diversified banks and financial institutions. The Company limits the concentration of its cash

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

and cash equivalents with any one institution and regularly reviews investment concentrations and credit worthiness of these institutions.

Allowance for Credit Losses

For the Company's accounting policies with respect to the allowance for credit losses, refer to Note 7.

Settlement Assets and Obligations

Settlement assets represent funds received or to be received from agents and others for unsettled money transfers, money orders, and consumer payments. The Company records corresponding settlement obligations relating to amounts payable under money transfers, money orders, and consumer payment service arrangements.

Settlement assets consist of cash and cash equivalents, receivables from agents and others, and investment securities. Cash received by Western Union agents generally becomes available to the Company within one week after initial receipt by the agent. Cash equivalents consist of short-term time deposits, commercial paper, and other highly liquid investments. Receivables from agents represent funds collected by such agents, but in transit to the Company. Western Union has a large and diverse agent base, thereby reducing the Company's credit risk from any one agent. The Company performs ongoing credit evaluations of its agents' financial condition and credit worthiness.

Settlement obligations consist of money transfer, money order, and payment service payables, and payables to agents. Money transfer payables represent amounts to be paid to transferees when they request their funds. Most agents typically settle with transferees first and then obtain reimbursement from the Company. Money order payables represent amounts not yet presented for payment. Payment service payables represent amounts to be paid to utility companies, auto finance companies, mortgage servicers, financial service providers, government agencies, and others. Payables to agents represent amounts due to agents for money transfers that have been settled with transferees.

Refer to Note 7 for additional details on the Company's settlement assets and obligations.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the lesser of the estimated life of the related assets (generally three to seven years for equipment and furniture and fixtures) or the lease term. Maintenance and repairs, which do not extend the useful life of the respective assets, are charged to expense as incurred.

Property and equipment consisted of the following (in millions):

	December 31,	
	2025	**2024**
Equipment	$ 400.0	$ 380.5
Leasehold improvements	127.5	122.7
Furniture and fixtures	39.5	35.9
Projects in process	0.7	—
Other	0.8	—
Total property and equipment, gross	568.5	539.1
Less accumulated depreciation	(473.5)	(454.9)
Property and equipment, net	$ 95.0	$ 84.2

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Amounts charged to expense for depreciation of property and equipment were $35.2 million, $37.4 million, and $39.1 million during the years ended December 31, 2025, 2024, and 2023, respectively.

Goodwill

Goodwill represents the excess of purchase price over the fair value of tangible and other intangible assets acquired less liabilities assumed, arising from business combinations. In the event a reporting unit's carrying amount exceeds its fair value, the Company recognizes an impairment charge for the amount by which the carrying amount of the reporting unit exceeds its fair value. The Company's annual impairment assessment did not identify any goodwill impairment during the years ended December 31, 2025, 2024, and 2023.

Other Intangible Assets

Other intangible assets primarily consist of software, contract costs (amounts paid to agents in connection with establishing and renewing long-term contracts), and acquired contracts. Other intangible assets are generally amortized on a straight-line basis over the length of the contract or benefit period. Included in the Consolidated Statements of Income is amortization expense of $130.2 million, $141.7 million, and $144.5 million for the years ended December 31, 2025, 2024, and 2023, respectively.

The Company purchases and develops software that is used in providing services and in performing administrative functions. For developed software, the Company capitalizes the eligible costs (predominantly detailed design, development, and testing) incurred during the application development stage, and all other costs are expensed as incurred. Once the software is ready for its intended use, software development costs and purchased software are generally amortized over a term of three to seven years.

The Company capitalizes initial payments for new and renewed agent contracts to the extent recoverable through future operations or penalties in the case of early termination. The Company's accounting policy is to limit the amount of capitalized costs for a given contract to the lesser of the estimated future cash flows from the contract or the termination fees the Company would receive in the event of early termination of the contract. Capitalized contract costs are generally amortized over a term of five to ten years.

Acquired contracts include customer and contractual relationships and networks of subagents that are recognized in connection with the Company's acquisitions.

The following table provides the components of other intangible assets (in millions):

	December 31, 2025		December 31, 2024	
	Initial Cost	Net of Accumulated Amortization	Initial Cost	Net of Accumulated Amortization
Internal use software	$ 564.2	$ 187.9	$ 474.6	$ 165.0
Capitalized contract costs	217.7	96.6	307.1	101.1
Acquired contracts	59.5	16.0	43.1	—
Acquired trademarks	36.4	11.7	30.7	7.6
Other intangibles	26.8	7.9	18.5	1.3
Projects in process	36.2	36.2	40.4	40.4
Total other intangible assets	$ 940.8	$ 356.3	$ 914.4	$ 315.4

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The estimated future aggregate amortization expense for existing other intangible assets as of December 31, 2025 is expected to be $153.3 million in 2026, $84.6 million in 2027, $32.1 million in 2028, $15.8 million in 2029, $13.2 million in 2030, and $21.1 million thereafter.

Other intangible assets are reviewed for impairment on an annual basis or whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In such reviews, estimated undiscounted cash flows associated with these assets or operations are compared with their carrying values to determine if a write-down to fair value (normally measured by the present value technique) is required. The Company recorded immaterial impairments related to other intangible assets during the years ended December 31, 2025 and 2024 and approximately $9 million of impairments related to other intangible assets during the year ended December 31, 2023.

Other Investments

Other investments consist of equity investments in privately-held companies that do not have readily determinable fair values. For these investments, the Company has less than a 20% interest and does not have control or significant influence. The Company has elected to measure these investments at cost less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment in the same issuer. These investments are reflected in Other assets in the Consolidated Balance Sheets as of December 31, 2025 and 2024. The Company has not recorded any material annual or cumulative impairment losses or valuation adjustments based on observable price changes.

Revenue Recognition

For the Company's accounting policies with respect to revenue recognition, refer to Note 3.

Cost of Services

Cost of services primarily consists of agent commissions and expenses for call centers, settlement operations, and related information technology costs. Expenses within these functions include personnel, software, equipment, bank fees, credit losses, depreciation, amortization, and other expenses incurred in connection with providing money transfer and other payment services.

Advertising Costs

Advertising costs are charged to operating expenses as incurred. Advertising costs for the year ended December 31, 2025 were approximately 3% of revenues, and for the years ended December 31, 2024 and 2023 were approximately 4% of revenues in each period.

Income Taxes

The Company accounts for income taxes under the liability method, which requires that deferred tax assets and liabilities be determined based on the expected future income tax consequences of events that have been recognized in the consolidated financial statements. Deferred tax assets and liabilities are recognized based on temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. The Company routinely assesses the realizability of its deferred tax assets. A valuation allowance must be established when, based upon available evidence, it is more likely than not that all or a portion of the deferred tax assets will not be realized.

The Company recognizes the tax benefits from uncertain tax positions only when it is more likely than not, based on the technical merits of the position, that the tax position will be sustained upon examination, including the resolution of any related appeals or litigation. The tax benefits recognized in the consolidated financial statements from such a

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

position are measured as the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

The Company accounts for the effects of global intangible low-taxed income taxed in the United States as a component of income tax expense in the period the tax arises.

Foreign Currency Translation

The United States dollar is the functional currency for substantially all of the Company's businesses. Revenues and expenses are generally translated at average exchange rates prevailing during the period. Foreign currency denominated assets and liabilities for those businesses for which the local currency is the functional currency are translated into United States dollars based on exchange rates at the end of the year. The effects of foreign exchange gains and losses arising from the translation of assets and liabilities of these businesses are included as a component of accumulated other comprehensive loss ("AOCL") in the accompanying Consolidated Balance Sheets. Foreign currency denominated monetary assets and liabilities of businesses for which the United States dollar is the functional currency are remeasured based on exchange rates at the end of the period, and the resulting remeasurement gains and losses are recognized in net income. Non-monetary assets and liabilities of these operations are remeasured at historical rates in effect when the asset was recognized or the liability was incurred.

The Company has bill payment and other businesses in Argentina for which the local currency is the functional currency. However, as Argentina has been classified as a highly inflationary economy, all changes in the value of the Argentine peso on these businesses' monetary assets and liabilities are reflected in net income.

Derivatives

The Company has used derivatives to minimize its exposures related to changes in foreign currency exchange rates and, periodically, interest rates. The Company recognizes all derivatives in the accompanying Consolidated Balance Sheets at their fair value. All cash flows associated with derivatives are included in Cash flows from operating activities in the Consolidated Statements of Cash Flows. Certain of the Company's derivative arrangements are designated as cash flow hedges at the time of inception, and others are not designated as accounting hedges.

- *Cash flow hedges* – Cash flow hedges consist of foreign currency hedging of forecasted revenues, as well as hedges of the forecasted issuance of fixed-rate debt. Derivative fair value changes that are captured in AOCL are reclassified to earnings in the same period the hedged item affects earnings when the instrument is effective in offsetting the change in cash flows attributable to the risk being hedged. The Company excludes time value from the assessment of effectiveness, and the initial value of the excluded components in the Company's foreign currency cash flow hedges is amortized into Revenues within the Consolidated Statements of Income.

- *Undesignated* - Derivative contracts entered into to reduce the foreign exchange variability related to: (i) money transfer settlement assets and obligations, generally with maturities from a few days up to one month, and (ii) certain foreign currency denominated cash and other asset and liability positions, typically with maturities of less than one year at inception, are not designated as hedges for accounting purposes, and changes in their fair value are included in Selling, general, and administrative.

The fair value of the Company's derivatives is derived from standardized models that use market-based inputs (e.g., forward prices for foreign currency).

The details of each designated hedging relationship must be formally documented at the inception of the arrangement, including the risk management objective, hedging strategy, hedged item, specific risks being hedged, the derivative instrument, and how effectiveness is being assessed. The derivative must be highly effective in offsetting the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

changes in cash flows of the hedged item, and effectiveness is evaluated quarterly on a retrospective and prospective basis.

Legal Contingencies

The Company is a party to certain legal and regulatory proceedings with respect to a variety of matters. The Company records an accrual for these contingencies to the extent that a loss is both probable and reasonably estimable. If some amount within a range of loss is determined to be a better estimate than other amounts within the range, that amount is accrued. When no amount within a range of loss is determined to be a better estimate than any other amount, the lowest amount in the range is accrued.

Stock-Based Compensation

The Company has a stock-based compensation plan that provides for grants of Western Union stock options, restricted stock awards, restricted stock units, and deferred stock units to employees and non-employee directors of the Company.

All stock-based compensation to employees is required to be measured at fair value and expensed over the requisite service period. The Company generally recognizes compensation expense on awards on a straight-line basis over the requisite service period with an estimate for forfeitures. Refer to Note 15 for additional discussion regarding details of the Company's stock-based compensation plans.

Severance and Other Related Expenses

The Company records severance-related expenses once they are both probable and estimable in accordance with the provisions of the applicable accounting guidance for severance provided under an ongoing benefit arrangement. One-time involuntary benefit arrangements and other costs are generally recognized when the liability is incurred. The Company also evaluates impairment issues associated with restructuring and other activities when the carrying amount of the related assets may not be fully recoverable, in accordance with the appropriate accounting guidance.

Recently Adopted Accounting Pronouncements

In December 2025, the Company adopted a new accounting standard that requires the Company to disclose more consistent and detailed categories in its statutory to effective income tax rate reconciliations and further disaggregate income taxes paid by jurisdiction, on a prospective basis. The adoption of this standard did not have an impact on the Company's financial position or results of operations. Refer to Note 10 for additional information and the related disclosures.

In December 2024, the Company adopted a new accounting standard that requires the Company to expand reportable segment disclosures, primarily through enhanced disclosures about significant segment expenses. The adoption of this standard did not have an impact on the Company's financial position or results of operations. Refer to Note 16 for additional information and the related disclosures.

Accounting Pronouncements Not Yet Adopted

In November 2024, the Financial Accounting Standards Board ("FASB") issued a new accounting pronouncement regarding the disclosure of specified information about certain costs and expenses. The standard requires that public entities disclose certain detailed information about the types of expenses included in the expense captions presented within the Consolidated Statements of Income, provide qualitative descriptions for expenses not separately disaggregated quantitatively, and disclose an entity's definition and total amount of selling expenses. The Company is required to adopt the new standard for its 2027 annual reporting and interim periods thereafter, using either a prospective

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

or retrospective approach. Management is currently evaluating the potential impact that the adoption of this standard will have on the Company's disclosures.

In September 2025, the FASB issued a new accounting pronouncement regarding accounting for internal-use software costs. The standard requires that entities capitalize software costs when both management has authorized and is committed to funding the software project, and it is probable that the project will be completed and the software will be used to perform the function intended, referred to as the "probable-to-complete recognition threshold." In evaluating the probable-to-complete recognition threshold, all entities that account for internal-use software costs under GAAP are required to consider whether there is significant uncertainty associated with the software development activities. The Company is required to adopt the new standard for annual and interim periods beginning after December 15, 2027. Management is currently evaluating the potential impact that the adoption of this standard will have on the Company's financial position, results of operations, and disclosures.

3. Revenue

The Company's revenues are primarily derived from consideration paid by customers to transfer money. These revenues vary by transaction based upon factors such as channel, send and receive locations, the send and receive funding method, the principal amount sent, and, when the money transfer involves different send and receive currencies, the difference between the exchange rate set by the Company to the customer and a rate available in the wholesale foreign exchange market. The Company also offers other services, including bill payment services, for which revenue is impacted by similar factors. For the substantial majority of the Company's revenues, the Company acts as the principal in transactions and reports revenue on a gross basis, as the Company controls the service at all times prior to transfer to the customer, is primarily responsible for fulfilling the customer contracts, has the risk of loss, and has the ability to establish transaction prices. The Company also provides services to financial institutions and other third parties to enable such entities to offer money transfer services to their own customers under their brands. Generally, in these arrangements, consumers agree to terms and conditions specified by the financial institution or other third party that, among other things, establish pricing paid by the consumer for the service. The Company recognizes revenue on a net basis under these arrangements. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

The Company recognized $3,879.6 million, $4,027.1 million, and $4,158.0 million in revenues from contracts with customers for the years ended December 31, 2025, 2024, and 2023, respectively. There were no material upfront costs incurred to obtain contracts with customers during these same periods. The Company has immaterial contract liability balances as of December 31, 2025 and 2024, which primarily related to its customer loyalty programs and other services. Contract asset balances related to customers were also immaterial as of December 31, 2025 and 2024, as the Company typically receives payment of consideration from its customers prior to satisfying performance obligations under the customer contracts. In addition to revenue generated from contracts with customers, the Company recognizes revenue from other sources, including investment income generated on settlement assets primarily related to money transfer and money order services and impacts from the Company's foreign currency cash flow hedges.

The Company analyzes its different services individually to determine the appropriate basis for revenue recognition, as further described below. Revenues from consumer money transfers are included in the Company's Consumer Money Transfer segment and revenues from consumer bill payment, travel money, and other services are included in the Company's Consumer Services segment. Revenues from business-to-business foreign exchange and payment services were included in the Company's Business Solutions segment. See Note 16 for further information on the Company's segments.

Consumer Money Transfers

For the Company's money transfer services, customers agree to the Company's terms and conditions at the time of initiating a transaction. In a money transfer, the Company has one performance obligation as the customer engages the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Company to perform one integrated service which typically occurs within minutes — collect the customer's money and make funds available for payment to a designated person in the currency requested. Therefore, the Company recognizes revenue upon completion of the following: (i) the customer's acknowledgment of the Company's terms and conditions and payment information has been received by the Company, (ii) the Company has agreed to process the money transfer, and (iii) the Company has completed the processing of the money transfer, so that funds are available to be picked up in cash at a retail location or have been delivered to the account of the customer's designated receiving party. The transaction price is comprised of a transaction fee and the difference between the exchange rate set by the Company to the customer and a rate available in the wholesale foreign exchange market, as applicable, both of which are readily determinable at the time the transaction is initiated.

Consumer Services

The Company offers bill payment, travel money, and other services that vary by contractual features, including the types and amounts of fixed charges and with respect to how fees are billed and collected. The identification of the contract with the customer for revenue recognition purposes is consistent with these features for each of these services. As with consumer money transfers, bill payment customers engage the Company to perform one integrated service — collect money from the consumer and process the transaction, thereby providing billers with real-time or near real-time information regarding consumer payments and simplifying the billers' collection efforts. In travel money services, the Company earns revenue for the difference between the exchange rate for the currency sold to the consumer and the rate at which the Company acquired the currency and recognizes revenue at the time of the currency exchange with the consumer.

Foreign Exchange and Payment Services

The Company's business-to-business foreign exchange and payment services ceased after the divestiture of its Business Solutions business. For the Company's business-to-business foreign exchange and payment services, customers agreed to terms and conditions for all transactions, either at the time of initiating a transaction or signing a contract with the Company to provide payment services on the customer's behalf. In the majority of the Company's business-to-business foreign exchange and payment services, the Company made payments to the recipient to satisfy its performance obligation to the customer, and therefore, the Company recognized revenue on business-to-business foreign exchange and payment services when this performance obligation had been fulfilled. Revenues from business-to-business foreign exchange and payment services were primarily comprised of the difference between the exchange rate set by the Company to the customer and a rate available in the wholesale foreign exchange market.

The substantial majority of the Company's revenue is recognized at a point in time. The following tables represent the disaggregation of revenue earned from contracts with customers by product type and region for the years ended

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2025, 2024, and 2023 (in millions). The regional split of revenue shown in the tables below is based upon where transactions are initiated.

	Year Ended December 31, 2025		
	Consumer Money Transfers	Consumer Services	Total
Regions:			
North America	$ 1,292.9	$ 151.7	$ 1,444.6
Europe and CIS	997.8	126.6	1,124.4
Middle East, Africa, and South Asia	543.3	0.2	543.5
Latin America and the Caribbean	376.8	194.3	571.1
Asia Pacific	196.0	—	196.0
Revenues from contracts with customers	$ 3,406.8	$ 472.8	$ 3,879.6
Other revenues[a]	100.6	70.5	171.1
Total revenues	$ 3,507.4	$ 543.3	$ 4,050.7

	Year Ended December 31, 2024		
	Consumer Money Transfers	Consumer Services	Total
Regions:			
North America	$ 1,451.7	$ 156.8	$ 1,608.5
Europe and CIS	943.3	50.3	993.6
Middle East, Africa, and South Asia	664.9	0.4	665.3
Latin America and the Caribbean	423.9	133.8	557.7
Asia Pacific	202.0	—	202.0
Revenues from contracts with customers	$ 3,685.8	$ 341.3	$ 4,027.1
Other revenues[a]	112.2	70.4	182.6
Total revenues	$ 3,798.0	$ 411.7	$ 4,209.7

	Year Ended December 31, 2023			
	Consumer Money Transfers	Foreign Exchange and Payment Services[b]	Consumer Services	Total
Regions:				
North America	$ 1,469.7	$ —	$ 138.3	$ 1,608.0
Europe and CIS	953.5	13.0	16.8	983.3
Middle East, Africa, and South Asia	829.4	—	0.4	829.8
Latin America and the Caribbean	419.2	—	102.6	521.8
Asia Pacific	215.1	—	—	215.1
Revenues from contracts with customers	$ 3,886.9	$ 13.0	$ 258.1	$ 4,158.0
Other revenues[a]	118.1	16.7	64.2	199.0
Total revenues	$ 4,005.0	$ 29.7	$ 322.3	$ 4,357.0

(a) Includes revenue from investment income generated on settlement assets primarily related to money transfer and money order services, impacts from the Company's foreign currency cash flow hedges, and other sources.

(b) On August 4, 2021, the Company entered into an agreement to sell its Business Solutions business to Goldfinch Partners LLC and The Baupost Group LLC. The final closing occurred on July 1, 2023. See Note 4 for further information regarding this transaction.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Acquisitions, Divestitures, and Goodwill

International Money Express Inc.

On August 10, 2025, the Company entered into an agreement to purchase the entire share capital of International Money Express, Inc. ("Intermex") for approximately $500 million in cash. This transaction is expected to close in the second quarter of 2026, subject to the satisfaction of customary closing conditions, including receipt of remaining regulatory approvals. Intermex is a leading omnichannel money transfer provider, focused primarily on the United States to Latin America and the Caribbean corridors, through a network of agent retail locations, Intermex-operated stores, its mobile app, and websites.

Eurochange Limited

On April 7, 2025, the Company acquired the entire share capital of Eurochange Limited ("Eurochange"). The acquisition of Eurochange better enables the Company to deliver accessible financial services to consumers by expanding its travel money services and Company-operated locations in the United Kingdom ("UK"). Eurochange primarily provides travel money services through its own network of locations, agent locations, kiosks, and online platforms.

Business Solutions Divestiture

On August 4, 2021, the Company entered into an agreement to sell its Business Solutions business to Goldfinch Partners LLC and The Baupost Group LLC (collectively, "the Buyer") for cash consideration of $910.0 million. The sale was completed in three closings, with the entire cash consideration collected at the first closing and allocated to the closings on a relative fair value basis. The final closing occurred on July 1, 2023, included the European Union operations, and resulted in a gain of $18.0 million. During the period between the first and final closings, the Company was required to pay the Buyer a measure of profit of the European Union operations, while owned by the Company, adjusted for the occupancy charges for employees of the Buyer using Company facilities and other items, as contractually agreed, which was $2.7 million for the year ended December 31, 2023 and was included in Other income, net in the Consolidated Statements of Income. The related income tax expense on this income was also passed to the Buyer.

Business Solutions revenues included in the Consolidated Statements of Income were $29.7 million and direct operating expenses, excluding corporate allocations, were $26.1 million for the year ended December 31, 2023. Divestiture costs directly associated with this transaction were $1.1 million for the year ended December 31, 2023.

Goodwill

The following table presents changes to goodwill for the years ended December 31, 2025 and 2024:

	Consumer Money Transfer	Consumer Services	Total
January 1, 2024 goodwill, net	$ 1,980.7	$ 53.9	$ 2,034.6
Additions	2.6	22.4	25.0
December 31, 2024 goodwill, net	$ 1,983.3	$ 76.3	$ 2,059.6
Additions	3.1	32.1	35.2
Currency translation	—	3.7	3.7
December 31, 2025 goodwill, net	$ 1,986.4	$ 112.1	$ 2,098.5

The Company did not record any goodwill impairments during the years ended December 31, 2025, 2024, and 2023.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Commitments and Contingencies

Letters of Credit and Bank Guarantees

The Company had approximately $120 million in outstanding letters of credit and bank guarantees as of December 31, 2025, which were primarily held in connection with regulatory requirements, lease arrangements, and certain agent agreements. The Company expects to renew many of its letters of credit and bank guarantees prior to expiration.

Litigation and Related Contingencies

The Company is subject to certain claims, investigations, and litigation that could result in losses, including damages, fines, and/or civil penalties, which could be significant, and in some cases, criminal charges. The Company regularly evaluates the status of legal matters to assess whether a loss is probable and reasonably estimable in determining whether an accrual is appropriate. Furthermore, in determining whether disclosure is appropriate, the Company evaluates each legal matter to assess if there is at least a reasonable possibility that a material loss or additional material losses may have been incurred. The Company also evaluates whether an estimate of possible loss or range of loss can be made. Unless otherwise specified below, the Company believes that there is at least a reasonable possibility that a loss or additional loss may have been incurred for each of the matters described below.

For those matters that the Company believes there is at least a reasonable possibility that a loss or additional loss may have been incurred and can reasonably estimate the loss or potential loss, the reasonably possible potential litigation losses in excess of the Company's recorded liability for probable and estimable losses was approximately $30 million as of December 31, 2025. For the remaining matters, management is unable to provide a meaningful estimate of the possible loss or range of loss because, among other reasons: (i) the proceedings are in preliminary stages; (ii) specific damages have not been sought; (iii) damage claims are unsupported and/or unreasonable; (iv) there is significant uncertainty as to the outcome of pending appeals or motions; (v) there are significant factual issues to be resolved; or (vi) novel legal issues or unsettled legal theories are being asserted.

The outcomes of legal actions are unpredictable and subject to significant uncertainties, and it is inherently difficult to determine whether any loss is probable or even possible. It is also inherently difficult to estimate the amount of any loss, and there may be matters for which a loss is probable or reasonably possible but not currently estimable. Accordingly, actual losses may be in excess of the established liability or the range of reasonably possible loss.

Legal Matters

In October 2015, Consumidores Financieros Asociación Civil para su Defensa, an Argentinian consumer association, filed a purported class action lawsuit in Argentina's National Commercial Court No. 19 against the Company's subsidiary Western Union Financial Services Argentina S.R.L. ("WUFSA"). The lawsuit alleges, among other things, that WUFSA's fees for money transfers sent from Argentina are excessive and that WUFSA does not provide consumers with adequate information about foreign exchange rates. The plaintiff is seeking, among other things, an order requiring WUFSA to reimburse consumers for the fees they paid and the foreign exchange revenue associated with money transfers sent from Argentina, plus punitive damages. The complaint does not specify a monetary value of the claim or a time period. In November 2015, the Court declared the complaint formally admissible as a class action. The notice of claim was served on WUFSA in May 2016, and in June 2016 WUFSA filed a response to the claim and moved to dismiss it on statute of limitations and standing grounds. In April 2017, the Court deferred ruling on the motion until later in the proceedings. The process for notifying potential class members has been completed, and the case is in the evidentiary stage. Due to the stage of this matter, the Company is unable to predict the outcome or the possible loss or range of loss, if any, associated with this matter. WUFSA intends to defend itself vigorously.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In late 2017, three individuals filed a lawsuit against certain alleged Western Union entities (collectively, the "Defendants") in the Commercial Court in Kinshasa-Gombe in the Democratic Republic of the Congo ("DRC"), which was later joined by three additional individuals. These six individuals (the "Plaintiffs"), including current and/or former DRC government officials, claim that their privacy rights were violated and sought €22.4 million in damages. In 2018, the Commercial Court in Kinshasa-Gombe entered a judgment against the Defendants in the amount of €10.5 million ($12.3 million as of December 31, 2025). In 2019, the Commercial Court in Kinshasa-Gombe entered a judgment against the Company in the amount of €9 million ($10.6 million as of December 31, 2025). The Plaintiffs have previously sought to seize funds from the Company's agents in the DRC and may continue to attempt to seize funds to satisfy the judgments. The Defendants have learned that certain challenges to the judgments have been denied. The Defendants and the Company intend to continue to challenge both judgments and defend themselves vigorously in these matters.

Regulatory Proceedings

In September 2025, the Australian Transaction Reports and Analysis Centre ("AUSTRAC") provided notice to Western Union Financial Services (Australia) PTY Ltd. ("WUFSA"), a subsidiary of the Company, asserting that it had grounds to suspect that WUFSA was not compliant with Australia's money laundering and counter-terrorism financing act and requiring WUFSA to appoint an independent auditor to complete an audit of WUFSA's compliance with specific sections of the act. The audit is ongoing, and WUFSA has provided, continues to provide, and may receive additional requests for information and documents related to the audit. Due to the investigative stage of the matter and the fact that no criminal charges or civil claims have been brought by AUSTRAC, the Company is unable to predict the outcome of the audit and any related regulatory enforcement, or reasonably estimate the possible loss or range of loss, if any, which could be associated with the resolution of any possible charges or claims that may be brought against WUFSA.

In addition to the principal matters described above, the Company is a party to a variety of other legal matters that arise in the normal course of the Company's business. While the results of these other legal matters cannot be predicted with certainty, management believes that the final outcome of these matters will not have a material adverse effect either individually or in the aggregate on the Company's financial condition, results of operations, or cash flows.

6. Related Party Transactions

The Company has ownership interests in certain of its agents accounted for under the equity method of accounting. The Company pays these agents commissions for money transfer and other services provided on the Company's behalf. Commission expense recognized for these agents for the years ended December 31, 2025, 2024, and 2023 totaled $40.9 million, $45.5 million, and $45.4 million, respectively.

7. Settlement Assets and Obligations

Settlement assets represent funds received or to be received from agents and others for unsettled money transfers, money orders, and consumer payments. The Company records corresponding settlement obligations relating to amounts payable under money transfers, money orders, and consumer payment service arrangements.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Settlement assets and obligations consisted of the following (in millions):

	December 31,	
	2025	2024
Settlement assets:		
Cash and cash equivalents	$ 402.0	$ 631.6
Receivables from agents and others	1,620.0	1,421.7
Less: Allowance for credit losses	(17.9)	(24.7)
Receivables from agents and others, net	1,602.1	1,397.0
Investment securities	1,445.1	1,332.3
Less: Allowance for credit losses	(0.1)	(0.1)
Investment securities, net	1,445.0	1,332.2
Total settlement assets	$ 3,449.1	$ 3,360.8
Settlement obligations:		
Money transfer, money order, and payment service payables	$ 2,610.5	$ 2,655.5
Payables to agents	838.6	705.3
Total settlement obligations	$ 3,449.1	$ 3,360.8

Allowance for Credit Losses

Receivables from agents and others primarily represent funds collected by such agents, but in transit to the Company. Cash received by Western Union agents generally becomes available to the Company within one week after initial receipt by the agent. Western Union has a large and diverse agent base, thereby reducing the credit risk of the Company from any one agent. The Company performs ongoing credit evaluations of its agents' financial condition and credit worthiness.

The Company establishes and monitors an allowance for credit losses related to receivables from agents and others. The Company has estimated the allowance based on its historical collections experience, adjusted for current conditions and forecasts of future economic conditions based on information known as of December 31, 2025.

The following tables summarize the activity in the allowance for credit losses on receivables from agents and others, and Business Solutions customers (in millions):

	Agents and Others
Allowance for credit losses as of December 31, 2024	$ 24.7
Current period provision for expected credit losses[a]	14.1
Write-offs charged against the allowance	(36.5)
Recoveries of amounts previously written off	15.1
Impacts of foreign currency exchange rates and other	0.5
Allowance for credit losses as of December 31, 2025	$ 17.9

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Agents and Others
Allowance for credit losses as of December 31, 2023	$ 15.4
Current period provision for expected credit losses[a]	25.6
Write-offs charged against the allowance	(29.9)
Recoveries of amounts previously written off	14.7
Impacts of foreign currency exchange rates and other	(1.1)
Allowance for credit losses as of December 31, 2024	$ 24.7

	Agents and Others	Business Solutions Customers
Allowance for credit losses as of December 31, 2022	$ 11.4	$ 1.6
Current period provision for expected credit losses[a]	19.4	1.4
Write-offs charged against the allowance	(27.3)	(3.1)
Recoveries of amounts previously written off	13.9	—
Impacts of foreign currency exchange rates, divestitures, and other	(2.0)	0.1
Allowance for credit losses as of December 31, 2023	$ 15.4	$ —

_____

(a) Provision does not include losses from chargebacks or fraud associated with transactions initiated through the Company's digital channels, as these losses are not credit-related.

In addition, from time to time, the Company makes advances to its agents and disbursement partners. The Company often owes settlement funds payable to these agents that offset these advances. These amounts advanced to agents and disbursement partners are included within Other assets in the accompanying Consolidated Balance Sheets. As of December 31, 2025 and 2024, amounts advanced to agents and disbursement partners were $202.2 million and $209.1 million, respectively, and the related allowances for credit losses were immaterial.

Investment Securities

Investment securities included in Settlement assets in the Company's Consolidated Balance Sheets consist primarily of highly-rated state and municipal debt securities, including fixed-rate term notes. Investment securities are exposed to market risk due to changes in interest rates and credit risk. The Company is required to hold highly-rated, investment grade securities, and such investments are restricted to satisfy outstanding settlement obligations in accordance with applicable regulatory requirements.

The Company's investment securities are classified as available-for-sale and recorded at fair value. Western Union regularly monitors credit risk and attempts to mitigate its exposure by investing in highly-rated securities and through investment diversification.

Unrealized gains on available-for-sale securities are excluded from earnings and presented as a component of accumulated other comprehensive loss, net of related deferred taxes. Available-for-sale securities with a fair value below the amortized cost basis are evaluated on an individual basis to determine whether the impairment is due to credit-related factors or noncredit-related factors. Factors that could indicate a credit loss exists include but are not limited to: (i) negative earnings performance, (ii) credit rating downgrades, or (iii) adverse changes in the regulatory or economic environment of the asset. Any impairment that is not credit-related is excluded from earnings and presented as a component of accumulated other comprehensive loss, net of related deferred taxes, unless the Company intends to sell the impaired security, or it is more likely than not that the Company will be required to sell the security before recovering its amortized cost basis. Credit-related impairments are recognized immediately as an adjustment to earnings, regardless of whether the Company has the ability or intent to hold the security to maturity, and are limited to the difference between fair value and the amortized cost basis.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The components of investment securities are as follows (in millions):

December 31, 2025	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Net Unrealized Gains/(Losses)
Settlement assets:					
Cash and cash equivalents:					
Money market funds	$ 44.2	$ 44.2	$ —	$ —	$ —
Available-for-sale securities:					
State and municipal debt securities[a]	1,137.2	1,131.4	12.5	(18.3)	(5.8)
Asset-backed securities	155.4	157.8	2.4	—	2.4
Corporate debt and other securities	151.3	155.9	6.1	(1.5)	4.6
Total available-for-sale securities	1,443.9	1,445.1	21.0	(19.8)	1.2
Total investment securities	$ 1,488.1	$ 1,489.3	$ 21.0	$ (19.8)	$ 1.2

December 31, 2024	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Net Unrealized Gains/(Losses)
Settlement assets:					
Cash and cash equivalents:					
Money market funds	$ 32.6	$ 32.6	$ —	$ —	$ —
Available-for-sale securities:					
State and municipal debt securities[a]	1,069.5	1,029.0	2.7	(43.2)	(40.5)
Asset-backed securities	208.6	211.2	2.6	—	2.6
Corporate debt and other securities	94.8	92.1	0.8	(3.5)	(2.7)
Total available-for-sale securities	1,372.9	1,332.3	6.1	(46.7)	(40.6)
Total investment securities	$ 1,405.5	$ 1,364.9	$ 6.1	$ (46.7)	$ (40.6)

_____

(a)   The majority of these securities are fixed-rate instruments.

The Company's provision for credit losses on its investment securities for the years ended December 31, 2025, 2024, and 2023 and the related allowance for credit losses as of December 31, 2025 and 2024 were immaterial. As of December 31, 2025, the Company did not intend to sell its securities in an unrealized loss position and did not expect it would be required to sell these securities prior to recovering their amortized cost basis.

The following summarizes the contractual maturities of available-for-sale securities within Settlement assets as of December 31, 2025 (in millions):

	Fair Value
Due within 1 year	$ 82.4
Due after 1 year through 5 years	550.0
Due after 5 years through 10 years	357.6
Due after 10 years	455.1
Total	$ 1,445.1

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay the obligations or the Company may have the right to put the obligation prior to its contractual maturity.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Fair Value Measurements

Fair value, as defined by the relevant accounting standards, represents the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Refer to Note 2 for additional information on how the Company measures fair value.

The following tables present the Company's assets and liabilities which are measured at fair value on a recurring basis, by balance sheet category (in millions):

December 31, 2025	Fair Value Measurement Using		Total Fair Value
	Level 1	Level 2	
Assets:			
Settlement assets:			
Measured at fair value through net income:			
Money market funds	$ 44.2	$ —	$ 44.2
Measured at fair value through other comprehensive income (net of expected credit losses recorded through net income):			
State and municipal debt securities	—	1,131.4	1,131.4
Asset-backed securities	—	157.8	157.8
Corporate debt and other securities	—	155.9	155.9
Other assets:			
Derivatives	—	15.3	15.3
Total assets	$ 44.2	$ 1,460.4	$ 1,504.6
Liabilities:			
Other liabilities:			
Derivatives	$ —	$ 40.2	$ 40.2
Total liabilities	$ —	$ 40.2	$ 40.2

December 31, 2024	Fair Value Measurement Using		Total Fair Value
	Level 1	Level 2	
Assets:			
Settlement assets:			
Measured at fair value through net income:			
Money market funds	$ 32.6	$ —	$ 32.6
Measured at fair value through other comprehensive income (net of expected credit losses recorded through net income):			
State and municipal debt securities	—	1,029.0	1,029.0
Asset-backed securities	—	211.2	211.2
Corporate debt and other securities	—	92.1	92.1
Other assets:			
Derivatives	—	29.5	29.5
Total assets	$ 32.6	$ 1,361.8	$ 1,394.4
Liabilities:			
Other liabilities:			
Derivatives	$ —	$ 3.6	$ 3.6
Total liabilities	$ —	$ 3.6	$ 3.6

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

There were no material, non-recurring fair value adjustments for the year ended December 31, 2025. For the year ended December 31, 2024, non-recurring fair value adjustments were approximately $13 million for impairments related to the Company's assets in Russia. For the year ended December 31, 2023, non-recurring fair value adjustments were approximately $12 million for impairments primarily related to software no longer in use and property and equipment. There were no transfers between Level 1 and Level 2 measurements during the years ended December 31, 2025 and 2024.

Other Fair Value Measurements

The carrying amounts for many of the Company's financial instruments, including certain cash and cash equivalents, settlement cash and cash equivalents, and settlement receivables and obligations approximate fair value due to their short maturities. The Company's borrowings are classified as Level 2 within the valuation hierarchy, and the aggregate fair value of these borrowings was based on quotes from multiple banks. Fixed-rate notes are carried in the Company's Consolidated Balance Sheets at their original issuance values as adjusted over time to amortize or accrete that value to par. As of December 31, 2025, the carrying value and fair value of the Company's borrowings were $2,877.8 million and $2,881.3 million, respectively (see Note 14). As of December 31, 2024, the carrying value and fair value of the Company's borrowings were $2,940.8 million and $2,876.7 million, respectively.

9. Other Assets and Other Liabilities

The following table summarizes the components of Other assets and Other liabilities (in millions):

	December 31,			
	2025		2024	
Other assets:				
Amounts advanced to agents and disbursement partners	$	202.2	$	209.1
Right of use ("ROU") assets		195.2		161.1
Other investments[a]		169.2		169.2
Prepaid expenses		96.4		98.5
Equity method investments		47.1		43.7
Derivatives		15.3		29.5
Other		121.0		100.4
Total other assets	$	846.4	$	811.5
Other liabilities:				
Operating lease liabilities	$	225.7	$	191.2
Agent deposits		63.5		46.7
Derivatives		40.2		3.6
Other		55.5		22.8
Total other liabilities	$	384.9	$	264.3

[a] Represents equity investments without readily determinable fair values recorded at cost less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment in the same issuer.

10. Income Taxes

The components of pre-tax income, generally based on the jurisdiction of the legal entity, were as follows (in millions):

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Year Ended December 31,		
	2025	**2024**	**2023**
Domestic..	$ (134.7)	$ (75.7)	$ (40.0)
Foreign	760.4	694.3	785.8
Total pre-tax income	$ 625.7	$ 618.6	$ 745.8

For the years ended December 31, 2025, 2024, and 2023, 122%, 112%, and 105% of the Company's pre-tax income was derived from foreign sources, respectively.

For the year ended December 31, 2025, the Company's effective tax rates differed from statutory rates as follows (in millions):

	Year Ended December 31,	
	2025	
Federal statutory rate...	$ 131.4	21.0%
State and local income taxes, net of federal income tax benefits[a]......................	0.8	0.1%
Foreign tax effects		
Malta		
Tax rate differential...	18.3	2.9%
Notional interest deduction...	(23.3)	(3.7)%
Other...	(0.3)	(0.1)%
United Arab Emirates		
Tax rate differential...	(49.2)	(7.9)%
Minimum tax..	9.9	1.6%
Other...	3.9	0.6%
Other foreign jurisdictions	9.2	1.5%
Effect of cross-border tax laws		
Global intangible low-taxed income, net of credits...	5.6	0.9%
Subpart F income, net of credits	8.8	1.4%
Changes in valuation allowances..	2.0	0.3%
Nontaxable and nondeductible items		
Stock-based compensation awards..	6.6	1.1%
Other...	0.9	0.2%
Changes in unrecognized tax benefits..	5.5	0.9%
Other adjustments	(4.0)	(0.6)%
Effective tax rate...	$ 126.1	20.2%

(a) State taxes in Colorado, Pennsylvania, and South Carolina made up the majority of the tax effect in this category.

For the years ended December 31, 2024, and 2023, the Company's effective tax rates differed from statutory rates as follows (in millions):

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Year Ended December 31,	
	2024	**2023**
Federal statutory rate	21.0%	21.0%
State income taxes, net of federal income tax benefits	(0.1)%	0.3%
Foreign rate differential, net of United States tax paid on foreign earnings (6.9% and 3.0%, respectively)	(7.2)%	(8.5)%
Divestitures	—%	0.5%
Lapse of statute of limitations	(0.7)%	(0.8)%
Valuation allowances	0.4%	0.7%
Uncertain tax positions	(0.2)%	2.3%
IRS settlement	(22.3)%	—%
International reorganization	(40.2)%	—%
Other	(1.7)%	0.6%
Effective tax rate	(51.0)%	16.1%

The change in the Company's effective tax rate for the year ended December 31, 2025 compared to the prior year was primarily due to the recognition of deferred tax assets, net of valuation allowance, associated with the reorganization of the Company's international operations and a settlement of the IRS examination of the Company's 2017 and 2018 federal income tax returns, which resulted in tax benefits of $255.2 million and $137.8 million, respectively. Both of these items occurred and were recognized in the year ended December 31, 2024, and the change in the Company's effective tax rate for the year ended December 31, 2024 compared to the year ended December 31, 2023 was also primarily due to these items.

In addition to the items included in the reconciliation of the Company's comparable effective tax rate, in the fourth quarter of 2023, the Company concluded steps to eliminate certain intercompany financing subsidiaries. The steps resulted in cancellation of certain intercompany debts which were offset by utilization of net operating losses that prior to the fourth quarter of 2023 were determined to have a remote possibility of realization, subject to full valuation allowance. There was no net tax effect of these steps.

The Company's provision for/(benefit from) income taxes consisted of the following components (in millions):

	Year Ended December 31,		
	2025	**2024**	**2023**
Current:			
Federal	$ 16.9	$ (111.1)	$ 30.6
State and local	4.4	(3.8)	2.7
Foreign	69.9	48.1	97.5
Total current taxes	91.2	(66.8)	130.8
Deferred:			
Federal	(9.1)	10.8	(12.1)
State and local	(1.0)	(0.9)	(0.7)
Foreign	45.0	(258.7)	1.8
Total deferred taxes	34.9	(248.8)	(11.0)
	$ 126.1	$ (315.6)	$ 119.8

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the year ended December 31, 2025, the components of income taxes paid was as follows (in millions):

	December 31, 2025
U.S. federal	$ 238.2
U.S. state and local[a]	1.7
Foreign[a]	55.8
Income taxes paid, net of amounts refunded	$ 295.7

(a) The amount of income taxes paid during the year in any individual jurisdiction did not exceed 5% of total income taxes paid.

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the book and tax bases of the Company's assets and liabilities. The following table outlines the principal components of deferred tax items (in millions):

	December 31,	
	2025	2024
Deferred tax assets related to:		
Reserves, accrued expenses and employee-related items	$ 20.1	$ 16.6
Lease liabilities	16.5	19.2
Tax attribute carryovers	45.7	67.7
Intangibles, property and equipment	270.5	297.3
Deferred benefits of uncertain tax positions	7.2	6.8
Securities and investments	2.3	6.4
Other	4.5	3.2
Valuation allowance	(93.3)	(90.3)
Total deferred tax assets	273.5	326.9
Deferred tax liabilities related to:		
Intangibles, property and equipment	190.0	205.1
Lease right-of-use assets	10.5	12.4
Total deferred tax liabilities	200.5	217.5
Net deferred tax asset/(liability)[a]	$ 73.0	$ 109.4

(a) As of December 31, 2025 and 2024, deferred tax assets that cannot be fully offset by deferred tax liabilities in the respective tax jurisdictions were $226.2 million and $265.0 million, respectively.

Deferred tax assets for tax attribute carryovers and valuation allowance included in the above table exclude the impact of tax attribute carryovers determined to have a remote possibility of realization.

The valuation allowances are primarily the result of uncertainties regarding the Company's ability to recognize tax benefits associated with certain United States foreign tax credit carryforwards, certain foreign and state net operating losses, and certain foreign deferred tax assets related to indefinite-lived intangibles. Changes in circumstances, or the identification and implementation of relevant tax planning strategies, could make it foreseeable that the Company will recover these deferred tax assets in the future, which could lead to a reversal of these valuation allowances and a reduction in income tax expense.

The Company has outside book-tax basis differences that primarily relate to undistributed foreign earnings not already subject to United States federal, state, or non-United States income taxation. Such undistributed earnings continue to be indefinitely reinvested in foreign operations. Upon future realization of the Company's book-tax basis differences, the Company could be subject to United States federal income taxes, state taxes, and possible withholding taxes payable to various foreign countries. However, determination of this amount of unrecognized deferred tax liability is not practicable because of complexities associated with its hypothetical calculation.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Tax reform legislation enacted into United States law in 2017 ("the Tax Act") imposed a domestic one-time tax on the Company's previously undistributed earnings of foreign subsidiaries, with certain exceptions. This tax charge, combined with the Company's other 2017 United States taxable income and tax attributes, resulted in a 2017 United States federal tax liability of approximately $800 million. The Company elected to pay this liability in periodic installments with the final installment payment occurring in the second quarter of 2025. For the years ended December 31, 2025, 2024, and 2023, the Company made installment payments of $218.7 million, $159.3 million, and $119.5 million, respectively.

On July 4, 2025, the United States government enacted into law the One Big Beautiful Bill Act (the "OBBB"). The OBBB includes a broad range of tax reform provisions affecting businesses, and while the Company continues to evaluate the provisions of the OBBB as they become effective, the income tax provisions of the OBBB did not have a material impact on its current financial position or results of operations.

Uncertain Tax Positions

The Company has established contingency reserves for a variety of tax exposures. As of December 31, 2025, the total amount of tax contingency reserves was $21.0 million, including accrued interest and penalties, net of related items. The Company's tax reserves reflect management's judgment as to the resolution of the issues involved if subject to judicial review or other settlement. While the Company believes its reserves are adequate to cover reasonably expected tax risks, there can be no assurance that, in all instances, an issue raised by a tax authority will be resolved at a financial cost that does not exceed its related reserve. With respect to these reserves, the Company's income tax expense would include: (i) any changes in tax reserves arising from material changes in facts and circumstances (i.e., new information) surrounding a tax issue during the period and (ii) any difference from the Company's tax position as recorded in the financial statements and the final resolution of a tax issue during the period. Such resolution could materially increase or decrease income tax expense in the Company's consolidated financial statements in future periods and could impact operating cash flows.

Unrecognized tax benefits represent the aggregate tax effect of differences between tax return positions and the amounts otherwise recognized in the Company's consolidated financial statements and are reflected in Income taxes payable in the Consolidated Balance Sheets. A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest and penalties and before offset of related items, is as follows (in millions):

	2025	2024
Balance as of January 1	$ 55.6	$ 269.4
Increase related to current period tax positions[a]	2.9	1.0
Increase related to prior period tax positions	5.9	0.8
Decrease related to prior period tax positions	—	—
Decrease due to settlements with taxing authorities	(10.6)	(213.1)
Decrease due to lapse of applicable statute of limitations	(1.1)	(2.4)
Decrease due to effects of foreign currency exchange rates	(0.1)	(0.1)
Balance as of December 31	$ 52.6	$ 55.6

[a] Includes recurring accruals for issues which initially arose in previous periods.

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $47.7 million and $45.1 million as of December 31, 2025 and 2024, respectively, excluding interest and penalties.

The Company recognizes interest and penalties with respect to unrecognized tax benefits in Provision for/(benefit from) income taxes in its Consolidated Statements of Income and records the associated liability in Income taxes payable in its Consolidated Balance Sheets. The Company recognized $(5.5) million, $(15.3) million, and $14.7 million in interest and penalties during the years ended December 31, 2025, 2024, and 2023, respectively. The Company has

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

accrued $11.0 million and $16.6 million for the payment of interest and penalties as of December 31, 2025 and 2024, respectively. The unrecognized tax benefits accrual as of December 31, 2025 consists of federal, state, and foreign tax matters.

The Company and its subsidiaries file tax returns for the United States, for multiple states and localities, and for various non-United States jurisdictions, with these filings subject to examination by the respective authorities.

The conclusion of the examination of the Company's consolidated federal income tax returns for 2017 and 2018 resulted in both agreed and unagreed adjustments. The agreed adjustments have been reflected in the Company's financial statements, and the Company settled certain of the unagreed adjustments during the third quarter of 2024, which resulted in a tax benefit of $137.8 million for the year ended December 31, 2024. The Company is contesting the one remaining unagreed adjustment at the IRS Appeals level and has fully reserved for this unagreed adjustment. The Company's U.S. federal income tax returns since 2022 are also eligible to be examined.

11. Leases

The Company leases real properties for use as Company-operated locations, administrative offices, and sales offices, in addition to transportation, office, and other equipment. The Company determines if a contract contains a lease arrangement at the inception of the contract. For leases in which the Company is the lessee, leases are classified as either finance or operating, with classification affecting the pattern of expense recognition. Operating lease right of use ("ROU") assets are initially measured at the present value of lease payments over the lease term plus initial direct costs, if any. If a lease does not provide a discount rate and the rate cannot be readily determined, an incremental borrowing rate is used to determine the present value of future lease payments. Lease and variable non-lease components within the Company's lease agreements are accounted for separately. The Company has no material leases in which the Company is the lessor.

The Company's leasing arrangements are classified as operating leases, for which expense is recognized on a straight-line basis. As of December 31, 2025 and 2024, total ROU assets were $195.2 million and $161.1 million, respectively, and operating lease liabilities were $225.7 million and $191.2 million, respectively. The ROU assets and operating lease liabilities are included in Other assets and Other liabilities, respectively, in the Company's Consolidated Balance Sheets. Cash paid for operating lease liabilities is included in Cash flows from operating activities in the Company's Consolidated Statements of Cash Flows. Operating lease costs, which are included in Total expenses in the Company's Consolidated Statements of Income, were $69.1 million, $52.5 million, and $37.4 million for the years ended December 31, 2025, 2024, and 2023, respectively. Short-term and variable lease costs were not material for the years ended December 31, 2025, 2024, and 2023.

The Company's leases have remaining terms from less than 1 year to 10 years. Certain of these leases contain escalation provisions and/or renewal options, giving the Company the right to extend the lease by up to 10 years. However, a substantial majority of these options are not reflected in the calculation of the ROU asset and operating lease liability due to uncertainty surrounding the likelihood of renewal.

The following table summarizes the weighted-average lease terms and discount rates for operating lease liabilities:

	December 31, 2025	December 31, 2024
Weighted-average remaining lease term (in years)	4.2	4.7
Weighted-average discount rate	7.8%	8.9%

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table represents maturities of operating lease liabilities as of December 31, 2025 (in millions):

	December 31, 2025
Due within 1 year	$ 80.6
Due after 1 year through 2 years	57.1
Due after 2 years through 3 years	45.0
Due after 3 years through 4 years	32.2
Due after 4 years through 5 years	22.5
Due after 5 years	11.8
Total lease payments	249.2
Less imputed interest	(23.5)
Total operating lease liabilities	$ 225.7

12. Stockholders' Equity

Accumulated Other Comprehensive Loss

AOCL includes all changes in equity during a period that have not yet been recognized in income, except those resulting from transactions with shareholders. The components include unrealized gains and losses on investment securities, unrealized gains and losses from cash flow hedging activities, and foreign currency translation adjustments.

Unrealized gains and losses on investment securities that are available for sale, primarily state and municipal debt securities, are included in AOCL until the investment is either sold or experiences a credit loss. See Note 7 for further discussion.

The effective portion of the change in the fair value of derivatives that qualifies as a cash flow hedge is recorded in AOCL. Generally, amounts are recognized in income when the related forecasted transaction affects earnings. See Note 13 for further discussion.

While the United States dollar is the functional currency for substantially all of the Company's businesses, the assets and liabilities of foreign subsidiaries whose functional currency is not the United States dollar are translated using the appropriate exchange rate as of the end of the year. Foreign currency translation adjustments represent unrealized gains and losses on assets and liabilities arising from the difference in these foreign currencies compared to the United States dollar. These gains and losses are accumulated in other comprehensive income/(loss). When a foreign subsidiary is substantially liquidated or sold, the cumulative translation gain or loss is removed from AOCL and recognized as a component of the gain or loss on the liquidation or sale.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table details reclassifications out of AOCL and into Net income. All amounts reclassified from AOCL affect the line items as indicated below, and the amounts in parentheses indicate decreases to Net income in the Consolidated Statements of Income.

		Amounts Reclassified from AOCL to Net Income		
	Income Statement	Year Ended December 31,		
Income for the period (in millions)	Location	2025	2024	2023
Accumulated other comprehensive loss components:				
Gains/(losses) on investment securities:				
Available-for-sale securities.........................	Revenues	$ 1.1	$ 1.4	$ (6.6)
Income tax benefit/(expense)	Provision for/(benefit from) income taxes	(0.2)	(0.3)	1.0
Total reclassification adjustments related to investment securities, net of tax		0.9	1.1	(5.6)
Gains/(losses) on cash flow hedges:				
Foreign currency contracts	Revenues	(10.1)	2.4	23.9
Interest rate contracts.................................	Interest expense	0.2	0.2	0.1
Income tax benefit/(expense)	Provision for/(benefit from) income taxes	0.7	—	(0.2)
Total reclassification adjustments related to cash flow hedges, net of tax		(9.2)	2.6	23.8
Total reclassifications, net of tax........................		$ (8.3)	$ 3.7	$ 18.2

The following tables summarize the components of AOCL, net of tax in the accompanying Consolidated Balance Sheets (in millions):

	Investment Securities	Hedging Activities	Foreign Currency Translation	Total
As of December 31, 2024...	$ (33.4)	$ 13.1	$ (120.2)	$ (140.5)
Unrealized gains/(losses).....................................	42.9	(65.6)	5.8	(16.9)
Tax benefit/(expense)	(7.6)	5.4	—	(2.2)
Amounts reclassified from AOCL into earnings, net of tax	(0.9)	9.2	—	8.3
As of December 31, 2025...	$ 1.0	$ (37.9)	$ (114.4)	$ (151.3)

	Investment Securities	Hedging Activities	Foreign Currency Translation	Total
As of December 31, 2023...	$ (33.0)	$ (15.3)	$ (119.0)	$ (167.3)
Unrealized gains/(losses).....................................	1.0	32.4	(1.2)	32.2
Tax expense	(0.3)	(1.4)	—	(1.7)
Amounts reclassified from AOCL into earnings, net of tax	(1.1)	(2.6)	—	(3.7)
As of December 31, 2024...	$ (33.4)	$ 13.1	$ (120.2)	$ (140.5)

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Investment Securities	Hedging Activities	Foreign Currency Translation	Total
As of December 31, 2022	$ (69.4)	$ 20.5	$ (119.0)	$ (167.9)
Unrealized gains/(losses)	37.3	(12.1)	—	25.2
Tax benefit/(expense)	(6.5)	0.1	—	(6.4)
Amounts reclassified from AOCL into earnings, net of tax	5.6	(23.8)	—	(18.2)
As of December 31, 2023	$ (33.0)	$ (15.3)	$ (119.0)	$ (167.3)

Cash Dividends Paid

Cash dividends paid for the years ended December 31, 2025, 2024, and 2023 were $304.7 million, $318.3 million, and $346.1 million, respectively. The Company's Board of Directors declared quarterly cash dividends of $0.235 per common share for each quarter during the years ended December 31, 2025, 2024, and 2023.

On February 19, 2026, the Company's Board of Directors declared a quarterly cash dividend of $0.235 per common share payable on March 31, 2026 to shareholders of record at the close of business on March 17, 2026.

Share Repurchases

During the years ended December 31, 2025, 2024, and 2023, 23.7 million, 13.9 million, and 24.3 million shares, respectively, were repurchased for $224.7 million, $177.3 million, and $300.0 million, respectively, excluding commissions, at an average cost of $9.49, $12.75, and $12.35, respectively, under the share repurchase authorizations approved by the Company's Board of Directors, including one which expired on December 31, 2024. On December 13, 2024, the Company's Board of Directors authorized $1.0 billion of common stock repurchases with no expiration date. As of December 31, 2025, $775.3 million remained available under this share repurchase authorization. The amounts included in the Common stock repurchased line in the Company's Consolidated Statements of Cash Flows represent both shares authorized by the Board of Directors for repurchase under publicly announced authorizations and shares withheld from employees to cover tax withholding obligations on stock awards that have vested.

13. Derivatives

The Company is exposed to foreign currency exchange risk resulting from fluctuations in exchange rates, including the euro, and, to a lesser degree, the British pound, the Canadian dollar, and other currencies, related to forecasted revenues and settlement assets and obligations, as well as on certain foreign currency denominated cash and other asset and liability positions. Additionally, the Company is exposed to interest rate risk related to changes in market rates both prior to and subsequent to the issuance of debt. The Company uses derivatives to minimize its exposures related to changes in foreign currency exchange rates and interest rates.

The Company executes derivatives with established financial institutions; the substantial majority of these financial institutions have a credit rating of "A-" or higher from a major credit rating agency. The primary credit risk inherent in derivative agreements represents the possibility that a loss may occur from the nonperformance of a counterparty to the agreements. The Company performs a review of the credit risk of these counterparties at the inception of the contract and on an ongoing basis, while also monitoring the concentration of its contracts with any individual counterparty.

Foreign Currency Derivatives

The Company's policy is to use longer duration foreign currency forward contracts, with maturities of up to 36 months at inception and a targeted weighted-average maturity of one to two years, to help mitigate some of the risk that changes in foreign currency exchange rates compared to the United States dollar could have on forecasted revenues

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

denominated in other currencies related to its business. As of December 31, 2025, these foreign currency forward contracts had maturities of a maximum of 36 months with a weighted-average maturity of approximately one year. These contracts are accounted for as cash flow hedges of forecasted revenue, with effectiveness assessed based on changes in the spot rate of the affected currencies during the period of designation and thus time value is excluded from the assessment of effectiveness. The initial value of the excluded components is amortized into Revenues within the Company's Consolidated Statements of Income.

The Company also uses short duration foreign currency forward contracts, generally with maturities ranging from a few days to one month, to offset foreign exchange rate fluctuations on settlement assets and obligations between initiation and settlement. In addition, forward contracts, typically with maturities of less than one year at inception, are utilized to offset foreign exchange rate fluctuations on certain foreign currency denominated cash and other asset and liability positions. None of these contracts are designated as accounting hedges.

The aggregate equivalent United States dollar notional amounts of foreign currency forward contracts as of December 31, 2025 and 2024 were as follows (in millions):

	December 31,	
	2025	2024
Contracts designated as hedges:		
Euro	$ 283.8	$ 210.5
Canadian dollar	142.9	111.7
British pound	120.0	75.6
Australian dollar	73.4	51.2
Swiss franc	59.2	41.6
Swedish krona	33.4	(b)
Other[a]	49.4	35.7
Contracts not designated as hedges:		
Euro	$ 437.6	$ 499.1
British pound	144.3	118.1
Mexican peso	86.4	85.7
Kuwaiti dinar	81.6	(b)
Australian dollar	72.8	49.0
Philippine peso	59.9	89.8
Indian rupee	50.6	57.7
Canadian dollar	38.0	35.5
Swiss franc	36.9	32.6
Singapore dollar	33.8	31.4
Chinese yuan	33.2	(b)
Indonesian rupiah	30.0	(b)
Thai baht	29.3	(b)
Brazilian real	28.5	(b)
Swedish krona	25.5	(b)
Other[a]	106.5	208.5

(a) Comprised of exposures to various currencies; none of these individual currency exposures is greater than $25 million.
(b) Amount is below $25 million for the relevant period; therefore, the balance has been included within "Other."

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Business Solutions Operations

Prior to the final closing of the Business Solutions sale in 2023, the derivatives written related to this business were part of the broader portfolio of foreign currency positions arising from the Company's cross-currency payments operations, which primarily included spot exchanges of currency in addition to forwards and options. Foreign exchange revenue from the total portfolio of positions included in Revenues in the Company's Consolidated Statements of Income was $27.8 million for the year ended December 31, 2023. None of the derivative contracts used in Business Solutions operations were designated as accounting hedges.

Balance Sheet

The following table summarizes the fair value of derivatives reported in the Company's Consolidated Balance Sheets as of December 31, 2025 and 2024 (in millions):

| | Derivative Assets | | | Derivative Liabilities | | |
| | | Fair Value | | | Fair Value | |
	Balance Sheet Location	December 31, 2025	December 31, 2024	Balance Sheet Location	December 31, 2025	December 31, 2024
Derivatives designated as hedges:						
Foreign currency cash flow hedges	Other assets	$ 11.4	$ 24.4	Other liabilities	$ 37.6	$ 0.2
Derivatives not designated as hedges:						
Foreign currency	Other assets	3.9	5.1	Other liabilities	2.6	3.4
Total derivatives...................		$ 15.3	$ 29.5		$ 40.2	$ 3.6

Offsetting of Derivative Assets and Liabilities

The Company has elected to present derivative assets and liabilities on a gross basis in the Consolidated Balance Sheets; however, derivatives associated with the Company's foreign currency exchange contracts that are subject to a master netting arrangement or similar agreement would have resulted in an offset of $6.2 million and $3.4 million to both derivative assets and liabilities as of December 31, 2025 and 2024, respectively. This includes the fair values of derivative assets and liabilities associated with contracts that include netting language that the Company believes to be enforceable. The Company's rights under these agreements generally allow for transactions to be settled on a net basis, including upon early termination, which could occur upon the counterparty's default, a change in control, or other conditions.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Income Statement

Cash Flow Hedges

The effective portion of the change in fair value of derivatives that qualify as cash flow hedges is recorded in AOCL in the Company's Consolidated Balance Sheets. Generally, amounts are recognized in income when the related forecasted transaction affects earnings.

The following table presents the pre-tax amount of unrealized gains/(losses) recognized in other comprehensive income from cash flow hedges for the years ended December 31, 2025, 2024, and 2023 (in millions):

	Year Ended December 31,		
	2025	**2024**	**2023**
Foreign currency derivatives[a]	$ (65.6)	$ 32.4	$ (12.1)

(a) For the years ended December 31, 2025, 2024, and 2023, gains/(losses) of $4.9 million, $(1.9) million, and $2.5 million, respectively, represent the amounts excluded from the assessment of effectiveness and recognized in other comprehensive income, for which an amortization approach is applied.

The following table presents the location and amounts of pre-tax net gains/(losses) from cash flow hedging relationships recognized in the Consolidated Statements of Income for the years ended December 31, 2025, 2024, and 2023 (in millions):

	Year Ended December 31,					
	2025		**2024**		**2023**	
	Revenues	**Interest Expense**	**Revenues**	**Interest Expense**	**Revenues**	**Interest Expense**
Total amounts presented in the Consolidated Statements of Income in which the effects of cash flow hedges are recorded	$ 4,050.7	$ (143.0)	$ 4,209.7	$ (119.8)	$ 4,357.0	$ (105.3)
Gains/(losses) on cash flow hedges:						
Foreign currency derivatives:						
Gains/(losses) reclassified from AOCL into earnings	(10.1)	—	2.4	—	23.9	—
Amount excluded from effectiveness testing recognized in earnings based on an amortization approach	9.8	—	6.4	—	6.6	—
Interest rate derivatives:						
Gains reclassified from AOCL into earnings	—	0.2	—	0.2	—	0.1

Undesignated Hedges

The following table presents the location and amount of pre-tax net gains/(losses) on derivatives (from undesignated hedges) in the Consolidated Statements of Income for the years ended December 31, 2025, 2024, and 2023 (in millions):

		Year Ended December 31,		
Derivatives[a]	**Location**	**2025**	**2024**	**2023**
Foreign currency derivatives[b]	Selling, general, and administrative	$ (6.1)	$ 48.4	$ 18.0

(a) The Company used foreign currency forward and option contracts as part of its Business Solutions payments operations. These derivative contracts are excluded from this table as they were managed as part of a broader currency portfolio that included non-derivative currency

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

exposures. The gains and losses on these derivatives are included as part of the broader disclosure of portfolio revenue for this business discussed above.

(b)   The Company uses foreign currency forward contracts to offset foreign exchange rate fluctuations on settlement assets and obligations as well as certain foreign currency denominated positions. Foreign exchange gains/(losses) on settlement assets and obligations, cash balances, and other assets and liabilities, not including amounts related to derivative activity as displayed above and included in Selling, general, and administrative in the Consolidated Statements of Income, were $11.4 million, $(68.0) million, and $(2.6) million for the years ended December 31, 2025, 2024, and 2023, respectively.

All cash flows associated with derivatives are included in Cash flows from operating activities in the Consolidated Statements of Cash Flows.

Based on December 31, 2025 foreign exchange rates, an accumulated other comprehensive pre-tax loss of $19.8 million related to the foreign currency forward contracts is expected to be reclassified into Revenues within the next 12 months.

14. Borrowings

The Company's outstanding borrowings consisted of the following (in millions):

	December 31, 2025	December 31, 2024
Commercial paper	$ 392.0	$ —
Credit facility borrowings[a]	42.9	—
Notes:		
2.850% notes due 2025[b]	—	500.0
1.350% notes due 2026[c]	600.0	600.0
2.750% notes due 2031[c]	300.0	300.0
6.200% notes due 2036[c]	500.0	500.0
6.200% notes due 2040[c]	250.0	250.0
Term loan facility borrowings (effective rate of 5.2%)	800.0	800.0
Total borrowings at par value	2,884.9	2,950.0
Debt issuance costs and unamortized discount, net	(7.1)	(9.2)
Total borrowings at carrying value[d]	$ 2,877.8	$ 2,940.8

(a)   One of the Company's subsidiaries utilizes a short-term revolving credit facility agreement to fund certain operating activities in the UK. The subsidiary may borrow up to £60 million ($81 million as of December 31, 2025), and the facility expires in February 2030. Drawdowns of the credit facility borrowings are restricted for use in this subsidiary to purchase physical currency or repay existing borrowings on the facility. These credit facility borrowings as of December 31, 2025 had a weighted-average annual interest rate of approximately 5.3%.

(b)   Certain proceeds from the term loan facility borrowings were used to repay $500.0 million of the aggregate principal amount of 2.850% unsecured notes which matured in January 2025. See the Term Loan Facility and Notes sections below for further discussion.

(c)   The difference between the stated interest rate and the effective interest rate is not significant.

(d)   As of December 31, 2025, the Company's weighted-average effective rate on total borrowings was approximately 4.3%.

The following summarizes the Company's maturities of its borrowings at par value as of December 31, 2025 (in millions):

Due within 1 year	$ 1,034.9
Due after 1 year through 2 years	800.0
Due after 2 years through 3 years	—
Due after 3 years through 4 years	—
Due after 4 years through 5 years	—
Due after 5 years	1,050.0
Total	$ 2,884.9

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company's notes, term loan facility, and commercial paper program, as described below, rank equally. These obligations may be structurally subordinated to obligations of the Company's subsidiaries.

Commercial Paper Program

Pursuant to the Company's commercial paper program, the Company may issue unsecured commercial paper notes in an amount not to exceed $1.62 billion outstanding at any time, reduced to the extent of borrowings outstanding on the Company's Revolving Credit Facility as defined below. The commercial paper notes may have maturities of up to 397 days from date of issuance. The Company's commercial paper borrowings as of December 31, 2025 had a weighted-average annual interest rate of approximately 3.9% and a weighted-average term of approximately 4 days. As of December 31, 2025, the Company had $392 million in commercial paper borrowings outstanding and as of December 31, 2024, the Company had no commercial paper borrowings outstanding.

Revolving Credit Facility

The Company has a revolving credit facility that provides for unsecured financing facilities, including a $250.0 million letter of credit subfacility and $300.0 million swing line sublimit, and allows the Company to draw loans payable based upon the Secured Overnight Financing Rate ("SOFR"), the Euro Interbank Offered Rate, or the Sterling Overnight Index Average (the "Revolving Credit Facility"). On February 28, 2025, the Company increased the aggregate revolving credit commitments to $1.62 billion. The Revolving Credit Facility matures on November 30, 2029. The Revolving Credit Facility supports borrowings under the Company's commercial paper program.

Interest due under the Revolving Credit Facility is payable according to the terms of that borrowing. Generally, interest under the Revolving Credit Facility is calculated using either (i) an adjusted term SOFR, or other applicable benchmark based on the currency of the borrowing, plus an interest rate margin determined on a sliding scale from 0.920% to 1.425% based on the Company's credit rating (currently 1.140%) or (ii) a base rate plus a margin determined on a sliding scale from 0.000% to 0.425% based on the Company's credit rating (currently 0.140%). A facility fee on the total amount of the facility is also payable quarterly, regardless of usage, and such facility fee is determined on a sliding scale from 0.080% to 0.200% based on the Company's credit rating (currently 0.110%).

As of December 31, 2025 and 2024, the Company had no revolving credit facility borrowings outstanding.

Term Loan Facility

On June 25, 2024, the Company entered into a delayed draw term loan credit agreement providing for an unsecured term loan facility in an aggregate amount of $800.0 million (the "Term Loan Facility"). On December 13, 2024, the Company drew upon the Term Loan Facility in the total amount of $800.0 million, and such borrowings mature on December 13, 2027. The Company has the option to increase the commitments under the Term Loan Facility by an amount such that the commitments do not exceed $1.0 billion in the aggregate (after giving effect to any such increases). Any such increases would be subject to obtaining additional commitments from existing or new lenders under the Term Loan Facility. The Company used the proceeds from the Term Loan Facility borrowings to repay the Company's issued and outstanding 2.850% notes due January 2025, to reduce commercial paper balances, and for general corporate purposes.

Delayed Draw Term Loan Facility

On January 9, 2026, the Company entered into a new delayed draw term loan credit agreement ("Delayed Draw Term Loan Facility") providing for an unsecured term loan facility in an aggregate amount of $800.0 million. The Company has until July 8, 2026 to draw upon the Delayed Draw Term Loan Facility, which matures on the third anniversary of the initial funding date. The Company has the option to increase the commitments under the Delayed

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Draw Term Loan Facility by an amount such that the commitments do not exceed $1.0 billion in the aggregate (after giving effect to any such increases). Any such increases would be subject to obtaining additional commitments from existing or new banks under the Delayed Draw Term Loan Facility. The Company may use the proceeds from the Delayed Draw Term Loan Facility to repay its 1.350% notes due March 2026 or finance the cash consideration for its acquisition of the outstanding equity interests of Intermex.

Interest due under the Term Loan Facility and the Delayed Draw Term Loan Facility is payable according to the terms of that respective facility. Generally, interest under the Term Loan Facility and the Delayed Draw Term Loan Facility is calculated using either (i) an adjusted term SOFR, or other applicable benchmark based on the currency of the borrowing, plus an interest rate margin determined on a sliding scale from 1.000% to 1.625% based on the Company's credit rating (currently 1.250%) or (ii) a base rate plus a margin determined on a sliding scale from 0.000% to 0.625% based on the Company's credit rating (currently 0.250%).

Notes

On March 9, 2021, the Company issued $600.0 million of aggregate principal amount of 1.350% unsecured notes due March 15, 2026 ("2026 Notes") and $300.0 million of aggregate principal amount of 2.750% unsecured notes due March 15, 2031 ("2031 Notes"). Interest with respect to these notes is payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2021. The Company may redeem the 2031 Notes, in whole or in part, at any time prior to December 15, 2030, at the greater of par or a price based on the applicable treasury rate plus 25 basis points. The Company may redeem the 2026 Notes and the 2031 Notes at any time after February 15, 2026 and December 15, 2030, respectively, at a price equal to par, plus accrued interest.

On November 25, 2019, the Company issued $500.0 million of aggregate principal amount of unsecured notes due January 10, 2025 ("2025 Notes"). The 2025 Notes matured and were repaid in January 2025 using cash proceeds from the Term Loan Facility borrowings.

On June 21, 2010, the Company issued $250.0 million of aggregate principal amount of unsecured notes due June 21, 2040 ("2040 Notes"). Interest with respect to the 2040 Notes is payable semi-annually on June 21 and December 21 each year based on the fixed per annum rate of 6.200%. The Company may redeem the 2040 Notes at any time prior to maturity at the greater of par or a price based on the applicable treasury rate plus 30 basis points.

On November 17, 2006, the Company issued $500.0 million of aggregate principal amount of unsecured notes due November 17, 2036 ("2036 Notes"). Interest with respect to the 2036 Notes is payable semi-annually on May 17 and November 17 each year based on the fixed per annum rate of 6.200%. The Company may redeem the 2036 Notes at any time prior to maturity at the greater of par or a price based on the applicable treasury rate plus 25 basis points.

The Revolving Credit Facility, Term Loan Facility, and Delayed Draw Term Loan Facility contain covenants, subject to certain exceptions, that, among other things, limit or restrict the Company's ability to sell or transfer assets or merge or consolidate with another company, grant certain types of security interests, incur certain types of liens, impose restrictions on subsidiary dividends, enter into sale and leaseback transactions, incur certain subsidiary level indebtedness, or use proceeds in violation of anti-corruption or anti-money laundering laws. The Company's notes are subject to similar covenants except that only the 2036 Notes contain covenants limiting or restricting subsidiary indebtedness, and none of the Company's notes are subject to a covenant that limits the Company's ability to impose restrictions on subsidiary dividends. Under its Revolving Credit Facility, Term Loan Facility, and Delayed Draw Term Loan Facility, the Company is required to maintain compliance with a consolidated adjusted Earnings before Interest, Taxes, Depreciation and Amortization interest coverage ratio covenant of greater than 3:1 for each period of four consecutive fiscal quarters.

Certain of the Company's notes (including the 2026 Notes, 2031 Notes, and 2040 Notes) include a change of control triggering event provision, as defined in the terms of the notes. If a change of control triggering event occurs, holders of

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

the notes may require the Company to repurchase some or all of their notes at a price equal to 101% of the principal amount of their notes, plus any accrued and unpaid interest. A change of control triggering event will occur when there is a change of control involving the Company and among other things, within a specified period in relation to the change of control, the notes are downgraded from an investment grade rating to below an investment grade rating by certain major credit rating agencies. In addition, the interest rates payable on the Company's notes due in 2026 and 2031 can be impacted by the Company's credit ratings.

15. Stock-Based Compensation Plans

The Western Union Company 2015 Long-Term Incentive Plan and 2024 Long-Term Incentive Plan

The Western Union Company 2024 Long-Term Incentive Plan ("2024 LTIP"), approved on May 17, 2024, provides for the granting of stock options, restricted stock awards and units, unrestricted stock awards and units, and other equity-based awards. These awards may be granted to the Company's employees, non-employee directors, consultants, independent contractors, and agents by the Compensation and Benefits Committee of the Company's Board of Directors (the "CBC"), in its sole discretion. Prior to this, equity-based awards were granted out of the 2015 Long-Term Incentive Plan ("2015 LTIP"). Shares available for grant under the 2024 LTIP were 22.2 million as of December 31, 2025.

Stock options granted to employees are issued with exercise prices equal to the fair market value of Western Union common stock on the grant date, have 10-year terms, and typically vest over four equal annual increments beginning one year after the grant date. Stock options granted to executive officers and certain other key employees generally vest on a prorated basis upon termination. Compensation expense related to stock options is recognized over the requisite service period, which is the same as the vesting period.

Restricted stock units granted to employees typically vest on a graded basis over three or four years in equal, annual increments, beginning one year after the grant date, or three years after grant date on a cliff basis. Restricted stock units granted to executive officers and employees terminated involuntarily and without cause vest on a prorated basis upon termination. Restricted stock units granted to certain retirement eligible employees who provide advance notice of retirement may vest fully upon termination. Restricted stock units granted in 2025 and 2024 to retirement eligible employees who do not provide advance notice of retirement may be forfeited upon termination, whereas 2023 awards may vest on a prorated basis upon termination. The fair value of restricted stock units is measured based on the Company's stock price on the grant date. Restricted stock units accrue dividend equivalents, with dividend equivalents paid in cash to the extent that the underlying shares vest. Compensation expense related to restricted stock units is recognized over the requisite service period, which is the same as the vesting period.

In 2025, 2024, and 2023, the CBC granted the CEO long-term incentive awards consisting of 60% Financial Performance Share Units ("PSUs") with a total shareholder return ("TSR") modifier ("Financial PSUs with a TSR modifier"), 20% stock option awards, and 20% restricted stock unit awards. In 2025 and 2024, the CBC granted the Company's executive officers and certain other key employees, excluding the CEO, long-term incentive awards which consisted of a combination of: 1) Financial PSUs with a TSR modifier, restricted stock unit awards, and stock option awards, or 2) Financial PSUs with a TSR modifier and restricted stock unit awards. In 2023, the CBC granted these employees Financial PSUs with a TSR modifier and restricted stock unit awards. In 2025, 2024, and 2023, the CBC granted other executive management of the Company awards which consisted of 50% Financial PSUs with a TSR modifier and 50% restricted stock unit awards, and the CBC also granted certain other non-executive employees of the Company annual equity grants consisting of restricted stock unit awards over this same period.

The performance-based restricted stock units granted to the Company's executives in 2025, 2024 and 2023 are Financial PSUs with a TSR modifier. The financial metric requires the Company to meet certain financial objectives over three individual, annual performance periods. The market condition consists of a modifier tied to the Company's total shareholder return in relation to the S&P MidCap 400 or S&P 500 Index as calculated over a three-year performance period.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The PSUs discussed above will vest 100% on the third anniversary of the grant date, contingent upon threshold financial and market performance metrics being met. The actual number of performance-based restricted stock units that the recipients will receive for awards in 2025, 2024 and 2023 range from 0% up to 200% of the target number of stock units granted, contingent upon actual financial and total shareholder return performance results. The grant date fair value of all performance based restricted stock units is fixed, and the amount of restricted stock units that will ultimately vest depends upon the level of achievement of the performance and market conditions over the performance period. The fair value of the Financial PSUs with a TSR modifier is determined using the Monte-Carlo simulation model. Awards granted to executive officers and employees terminated involuntarily and without cause vest on a prorated basis upon termination. Financial PSUs with a TSR modifier granted to certain retirement eligible employees who provide advance notice of retirement may vest fully upon termination. Financial PSUs with a TSR modifier granted in 2025 and 2024 to retirement eligible employees who do not provide advance notice of retirement may be forfeited upon termination, whereas 2023 awards may vest on a prorated basis upon termination. Compensation expense related to PSUs is recognized over the requisite service period, which is the same as the vesting period.

The Company has also granted restricted stock units and options to the non-employee directors of the Company. The fair value of these restricted stock units is measured based on the fair value of the shares on the grant date and may be settled upon vesting unless the participant elects to defer the receipt of common shares under the applicable plan rules. Options have 10-year terms and are issued with exercise prices equal to the fair market value of Western Union common stock on the grant date. Both of these awards vest one year after the grant date and on a prorated basis upon a qualifying departure. Compensation expense for these awards is recognized over the requisite service period, which is the same as the vesting period.

Stock Option Activity

A summary of stock option activity for the year ended December 31, 2025 was as follows (options and aggregate intrinsic value in millions):

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of January 1	8.4	$ 14.92		
Granted	3.9	$ 10.64		
Exercised	—	$ —		
Cancelled/forfeited	(0.1)	$ 19.63		
Outstanding as of December 31	12.2	$ 13.51	7.8	$ —
Options exercisable as of December 31	5.2	$ 15.96	6.7	$ —

There were no options exercised during the years ended December 31, 2025 and 2024. The Company received $0.2 million in cash proceeds related to the exercise of stock options during the year ended December 31, 2023. Upon the exercise of stock options, shares of common stock are issued from authorized common shares. The total tax benefits and total intrinsic value from the exercise of options were immaterial for the year ended December 31, 2023.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Restricted Stock Activity

A summary of activity for restricted stock units and performance-based restricted stock units for the year ended December 31, 2025 was as follows (units in millions):

	Units	Weighted-Average Grant-Date Fair Value
Non-vested as of January 1	8.2	$ 14.14
Granted	5.6	$ 10.43
Vested	(2.2)	$ 14.42
Forfeited	(2.0)	$ 13.50
Non-vested as of December 31	9.6	$ 12.05

Stock-Based Compensation Expense

The following table sets forth the total impact on earnings for stock-based compensation expense recognized in the Consolidated Statements of Income resulting from stock options, restricted stock units, performance-based restricted stock units and deferred stock units for the years ended December 31, 2025, 2024, and 2023 (in millions, except per share data):

	2025	2024	2023
Stock-based compensation expense	$ (46.6)	$ (38.9)	$ (35.9)
Income tax benefit from stock-based compensation expense	7.6	6.8	6.1
Net income impact	$ (39.0)	$ (32.1)	$ (29.8)
Earnings per share impact:			
Basic and diluted	$ (0.12)	$ (0.09)	$ (0.08)

Compensation cost is recognized only for those options, awards, and units expected to vest, with forfeitures estimated at the date of grant and evaluated and adjusted periodically to reflect the Company's historical experience and future expectations. Any change in the forfeiture assumption is accounted for as a change in estimate, with the cumulative effect of the change on periods previously reported being reflected in the consolidated financial statements of the period in which the change is made.

As of December 31, 2025, there was $4.4 million of total unrecognized compensation cost, net of assumed forfeitures, related to non-vested stock options, which is expected to be recognized over a weighted-average period of 2.5 years, and there was $38.4 million of total unrecognized compensation cost, net of assumed forfeitures, related to non-vested restricted stock units and performance-based restricted stock units, which is expected to be recognized over a weighted-average period of 1.8 years.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Fair Value Assumptions

The Company used the following assumptions for the Black-Scholes option pricing model to determine the value of Western Union options granted for the years ended December 31, 2025, 2024, and 2023:

	2025	2024	2023
Stock options granted:			
Weighted-average risk-free interest rate	4.3%	4.2%	4.0%
Weighted-average dividend yield	8.8%	7.7%	6.0%
Volatility	29.3%	26.9%	27.8%
Expected term (in years)	7.19	7.12	7.23
Weighted-average grant date fair value	$ 1.15	$ 1.47	$ 2.09

Risk-free interest rate - The risk-free rate for stock options granted was determined by using a United States Treasury rate for the period that coincided with the expected terms listed above.

Expected dividend yield - The Company's expected annual dividend yield was the calculation of the annualized Western Union dividend divided by an average Western Union stock price on each respective grant date.

Expected volatility - For the Company's executives and non-employee directors, the Company used a blend of implied and historical volatility, which was calculated using the market price of traded options on Western Union's common stock and the historical volatility of Western Union stock. There were no options granted to non-executive employees in 2025, 2024, or 2023.

Expected term - For 2025, 2024, and 2023, the expected term for the Company's executives and non-employee director grants was approximately seven years and eight years, respectively. The Company's expected term for options was based upon, among other things, historical exercises, the vesting term of the Company's options, and the options' contractual term of 10 years.

The assumptions used to calculate the fair value of options granted are evaluated and revised, as necessary, to reflect market conditions and the Company's historical experience and future expectations. The calculated fair value is recognized as compensation cost in the Company's consolidated financial statements over the requisite service period of the entire award.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Segments

As further described in Note 1, the Company has classified its business into the following segments: Consumer Money Transfer and Consumer Services. Operating segments are defined as components of an enterprise that engage in business activities, about which separate financial information is available that is evaluated regularly by the Company's Chief Operating Decision Maker ("CODM") in allocating resources and assessing performance.

The Company's CODM is the President and Chief Executive Officer. The CODM uses segment operating income or loss to assess performance, including by comparing the results of each segment with one another, and allocate resources to the segments. This measure includes all expenses necessary to operate the segment and enables the CODM to understand segment profitability based on prior resource allocation decisions. This measure also excludes certain expenses such as exit costs, other severance, and operating expense redeployment activities which may be driven by corporate initiatives or could result in a lack of comparability if included in segment operating income.

The Consumer Money Transfer operating segment facilitates money transfers between two consumers. The segment includes five geographic regions whose functions are primarily related to generating, managing, and maintaining agent relationships and localized marketing activities. The Company includes Branded Digital transactions in its regions. By means of common processes and systems, these regions, including Branded Digital, create one interconnected global network for consumer transactions, thereby constituting one Consumer Money Transfer business and one operating segment.

The Consumer Services segment primarily includes the Company's bill payment services, money order services, travel money services, check acceptance services, media network, prepaid cards, lending partnerships, and digital wallets.

On August 4, 2021, the Company entered into an agreement to sell its Business Solutions business, and the final closing for this transaction occurred on July 1, 2023. Accordingly, the Company no longer reports Business Solutions revenues and operating expenses after July 1, 2023.

The Company's segments are reviewed separately below because each segment addresses a different combination of customer groups, distribution networks, and services offered. The business segment measurements provided to, and evaluated by, the Company's CODM are computed in accordance with the following principles:

- The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

- Corporate costs, including overhead expenses, are allocated to the segments primarily based on a percentage of the segments' revenue compared to total revenue.

- The CODM does not review total assets by segment and capital expenditures for purposes of assessing segment performance and allocating resources. As such, the disclosure of total assets by segment and capital expenditures have not been included below.

- All items not included in operating income are excluded from the segments.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following tables present the Company's segment results for the years ended December 31, 2025, 2024, and 2023 (in millions):

	Year Ended December 31, 2025		
	Consumer Money Transfer	Consumer Services	Total
Revenues	$ 3,507.4	$ 543.3	$ 4,050.7
Expenses:			
Direct transactional expenses[a]	1,635.9	147.8	1,783.7
Depreciation and amortization[b]	100.0	21.1	121.1
Other segment items[c]	1,096.9	258.5	1,355.4
Total segment operating income	$ 674.6	$ 115.9	$ 790.5
Severance costs[d]			(15.8)
Acquisition, separation, and integration costs[e]			(10.9)
Amortization and impairment of acquisition-related intangible assets[f]			(3.4)
Russia termination costs[g]			(3.1)
Total consolidated operating income			$ 757.3

	Year Ended December 31, 2024		
	Consumer Money Transfer	Consumer Services	Total
Revenues	$ 3,798.0	$ 411.7	$ 4,209.7
Expenses:			
Direct transactional expenses[a]	1,731.0	128.8	1,859.8
Depreciation and amortization[b]	99.2	17.1	116.3
Other segment items[c]	1,230.4	213.5	1,443.9
Total segment operating income	$ 737.4	$ 52.3	$ 789.7
Redeployment program costs[h]			(41.4)
Severance costs[d]			(1.2)
Acquisition, separation, and integration costs[e]			(4.1)
Amortization and impairment of acquisition-related intangible assets[f]			(2.4)
Russia asset impairments and termination costs[g]			(14.8)
Total consolidated operating income			$ 725.8

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Year Ended December 31, 2023			
	Consumer Money Transfer	Consumer Services	Business Solutions[i]	Total
Revenues...	$ 4,005.0	$ 322.3	$ 29.7	$ 4,357.0
Expenses:				
Direct transactional expenses[a].....................	1,842.4	78.1	6.8	1,927.3
Depreciation and amortization[b]...................	97.2	9.9	—	107.1
Other segment items[c]	1,314.6	141.8	19.2	1,475.6
Total segment operating income........................	$ 750.8	$ 92.5	$ 3.7	$ 847.0
Redeployment program costs[h].....................				(29.5)
Total consolidated operating income.................				$ 817.5

(a)　Direct transactional expenses include commissions to agents, bank fees, credit and non-credit losses, and other variable expenses.

(b)　Depreciation and amortization excludes amortization of capitalized contract costs paid to agents and partners, as this amortization is recorded as commissions to agents and partners and is therefore included in direct transactional expenses. Amortization of capitalized contract costs included within direct transactional expenses in the Consumer Money Transfer segment was $44.3 million, $62.8 million, and $76.4 million for the years ended December 31, 2025, 2024, and 2023, respectively.

(c)　Other segment items primarily consists of salaries and benefits, professional services, equipment and software expenses, advertising costs, and lease and facilities costs.

(d)　Represents severance costs not related to acquisition, separation, and integration activities, which have been excluded from the segments as the CODM excludes severance in making operating decisions, including allocating resources to the Company's segments. Prior to the fourth quarter of 2024, these severance costs were included in the redeployment program costs line item, and therefore, severance costs have been consistently excluded from segment operating income in the tables above.

(e)　Represents the impact from expenses incurred in connection with the Company's acquisition and divestiture activity, including for the review and closing of these transactions, and integration costs directly related to the Company's acquisitions, such as severance and consulting costs. Beginning in 2024, the Company changed its segment reporting methodology to no longer allocate these costs to its segments. These costs were previously allocated entirely to Consumer Services while it was called Other, and the amount included in the Consumer Services segment was immaterial for the year ended December 31, 2023.

(f)　Represents the non-cash amortization and impairment of acquired intangible assets in connection with recent business acquisitions.

(g)　Where indicated, represents asset impairments related to the Company's assets in Russia and the costs associated with operating the Russian entity. While the Company had previously made a decision to suspend its operations in Russia, in the third quarter of 2024, the Company decided to pursue either liquidating or selling the Russian assets, which triggered a review of the carrying value of the assets. During 2025, the Company signed a definitive sale agreement, as amended, which is subject to regulatory approvals.

(h)　Represented severance, expenses associated with streamlining the Company's organizational and legal structure, and other expenses associated with the Company's program which redeployed investment and expenses in the Company's cost base through optimizations in vendor management, real estate, marketing, and people strategy, as previously announced in October 2022. Expenses incurred under the program also included non-cash impairments of operating lease ROU assets and property and equipment.

(i)　On August 4, 2021, the Company entered into an agreement to sell its Business Solutions business. The sale was completed with the final closing on July 1, 2023.

For all of the items excluded from the Company's segment operating income results above, the expenses were not included in the measurement of segment operating income provided to the CODM for purposes of performance assessment and resource allocation.

The geographic split of revenue below is based upon the country where the transaction is initiated with 100% of the revenue allocated to that country. Long-lived assets, consisting of property and equipment, net, are presented based upon the location of the assets.

THE WESTERN UNION COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Based on the method used to attribute revenue between countries described in the paragraph above, each individual country outside the United States accounted for less than 10% of consolidated revenue for the years ended December 31, 2025, 2024, and 2023, respectively. In addition, each individual agent or customer accounted for less than 10% of consolidated revenue during these periods.

Information concerning principal geographic areas for Revenue was as follows (in millions):

	Year Ended December 31,		
	2025	2024	2023
United States	$ 1,402.6	$ 1,536.9	$ 1,507.9
International	2,648.1	2,672.8	2,849.1
Total	$ 4,050.7	$ 4,209.7	$ 4,357.0

Information concerning principal geographic areas for long-lived assets, including ROU assets, was as follows (in millions):

	December 31,		
	2025	2024	2023
United States	$ 119.1	$ 93.0	$ 111.6
International	171.1	152.3	106.4
Total	$ 290.2	$ 245.3	$ 218.0

THE WESTERN UNION COMPANY

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

The following lists the condensed financial information for the parent company as of December 31, 2025 and 2024 and Condensed Statements of Income and Comprehensive Income and Condensed Statements of Cash Flows for each of the three years in the period ended December 31, 2025.

THE WESTERN UNION COMPANY

CONDENSED BALANCE SHEETS
(PARENT COMPANY ONLY)
(in millions, except per share amounts)

| | December 31, | |
	2025	2024
Assets		
Cash and cash equivalents	$ 2.5	$ 1.4
Property and equipment, net of accumulated depreciation of $81.3 and $75.0, respectively	5.5	11.8
Income taxes receivable	39.4	—
Other assets	69.6	76.9
Investment in subsidiaries	5,036.7	4,838.2
Total assets	$ 5,153.7	$ 4,928.3
Liabilities and stockholders' equity		
Liabilities:		
Accounts payable and accrued liabilities	$ 48.0	$ 54.0
Income taxes payable	—	185.0
Payable to subsidiaries, net	1,248.0	703.9
Borrowings	2,834.9	2,940.8
Other liabilities	65.0	75.7
Total liabilities	4,195.9	3,959.4
Stockholders' equity:		
Preferred stock, $1.00 par value; 10 shares authorized; no shares issued	—	—
Common stock, $0.01 par value; 2,000 shares authorized; 315.7 shares and 337.9 shares issued and outstanding as of December 31, 2025 and 2024, respectively	3.2	3.4
Capital surplus	1,117.4	1,070.8
Retained earnings/(accumulated deficit)	(11.5)	35.2
Accumulated other comprehensive loss	(151.3)	(140.5)
Total stockholders' equity	957.8	968.9
Total liabilities and stockholders' equity	$ 5,153.7	$ 4,928.3

See Notes to Condensed Financial Statements.

THE WESTERN UNION COMPANY

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(PARENT COMPANY ONLY)
(in millions)

	Year Ended December 31,		
	2025	**2024**	**2023**
Revenues	$ —	$ —	$ —
Expenses	—	—	—
Operating income	—	—	—
Interest income	—	0.1	1.2
Interest expense	(182.7)	(158.7)	(121.5)
Other expense, net	(0.6)	(0.5)	—
Loss before equity earnings of affiliates and income taxes	(183.3)	(159.1)	(120.3)
Equity in earnings of affiliates, net of tax	640.2	1,059.2	720.6
Income tax benefit	42.7	34.1	25.7
Net income	499.6	934.2	626.0
Other comprehensive income/(loss), net of tax	(0.1)	(0.2)	0.3
Other comprehensive income/(loss) of affiliates, net of tax	(10.7)	27.0	0.3
Comprehensive income	$ 488.8	$ 961.0	$ 626.6

See Notes to Condensed Financial Statements.

THE WESTERN UNION COMPANY

CONDENSED STATEMENTS OF CASH FLOWS
(PARENT COMPANY ONLY)
(in millions)

	Year Ended December 31,		
	2025	2024	2023
Cash flows from operating activities			
Net cash provided by operating activities	$ 101.2	$ 757.5	$ 514.7
Cash flows from investing activities			
Purchases of property and equipment	(0.2)	(1.3)	(1.7)
Proceeds from the sale of non-settlement investments	—	—	100.0
Capital contributed to subsidiaries, net	(13.4)	(232.5)	(6.0)
Other investing activities	(1.8)	(1.0)	(2.5)
Net cash provided by/(used in) investing activities	(15.4)	(234.8)	89.8
Cash flows from financing activities			
Advances from/(payments to) subsidiaries, net	566.9	(448.2)	170.3
Net proceeds from/(repayments of) commercial paper	392.0	(364.9)	184.9
Net proceeds from issuance of borrowings	—	798.1	—
Principal payments on borrowings	(500.0)	—	(300.0)
Proceeds from exercise of options	—	—	0.2
Cash dividends and dividend equivalents paid	(309.0)	(321.5)	(349.0)
Common stock repurchased	(234.6)	(186.2)	(308.4)
Other financing activities	—	(0.7)	(2.0)
Net cash used in financing activities	(84.7)	(523.4)	(604.0)
Net change in cash and cash equivalents	1.1	(0.7)	0.5
Cash and cash equivalents at beginning of year	1.4	2.1	1.6
Cash and cash equivalents at end of year	$ 2.5	$ 1.4	$ 2.1
Supplemental cash flow information:			
Non-cash financing activity, distribution of note from subsidiary (Note 3)	$ 23.2	$ 84.6	$ 210.9
Cash paid for lease liabilities	$ 15.2	$ 17.3	$ 14.2

See Notes to Condensed Financial Statements.

CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

THE WESTERN UNION COMPANY
NOTES TO CONDENSED FINANCIAL STATEMENTS

1. Basis of Presentation

The Western Union Company (the "Parent") is a holding company that conducts substantially all of its business operations through its subsidiaries. Under a parent company only presentation, the Parent's investments in its consolidated subsidiaries are presented under the equity method of accounting, and the condensed financial statements do not present the financial statements of the Parent and its subsidiaries on a consolidated basis. These financial statements should be read in conjunction with The Western Union Company's consolidated financial statements.

2. Restricted Net Assets

Certain assets of the Parent's subsidiaries totaling approximately $320 million as of December 31, 2025 constitute restricted net assets, as there are legal or regulatory limitations on transferring such assets outside of the countries where the respective assets are located, or certain of the Parent's subsidiaries must meet minimum capital requirements in order to maintain operating licenses.

3. Related Party Transactions

The Parent enters into contracts with third-party vendors on behalf of its subsidiaries. Because the Parent is a holding company, as noted above, these corporate costs are incurred by the Parent, and the expenses are then allocated to its subsidiaries based primarily on the subsidiaries' percentage of revenues compared to total revenues.

All transactions described below are with subsidiaries of the Parent. The Parent has issued multiple promissory notes payable to its 100% owned subsidiary, First Financial Management Corporation, in exchange for funds distributed to the Parent. All notes pay interest at a fixed rate, may be repaid at any time without penalty, and are included within Payable to subsidiaries, net in the Condensed Balance Sheets. These promissory notes are as follows:

Date Issued	Amount (in millions)		Due Date	Interest Rate (per annum)
September 1, 2023[a]	$	93.7	May 31, 2026	5.07%
October 1, 2023[a]	$	290.1	June 30, 2026	5.12%
December 1, 2023[a]	$	245.2	August 31, 2026	5.30%
April 1, 2025[a]	$	180.8	December 31, 2027	4.31%
June 1, 2025[a]	$	75.9	May 31, 2027	4.00%

(a) This note refinanced a note originally issued on a prior date.

The Parent files its United States federal consolidated income tax return and also a number of consolidated state income tax returns on its and certain of its affiliates' behalf. In these circumstances, the Parent is responsible for remitting income tax payments on behalf of the consolidated group. The Parent's provision for income taxes has been computed as if it were a separate tax-paying entity. Accordingly, the Parent has recorded income taxes payable on behalf of certain of its subsidiaries.

Excess cash generated from operations of the Parent's subsidiaries that is not required to meet certain regulatory requirements may be periodically distributed to the Parent in the form of a distribution, although the amounts of such distributions may vary from year to year.

CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

THE WESTERN UNION COMPANY
NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

4. Divestiture

On August 4, 2021, the Parent entered into an agreement to sell its Business Solutions business to Goldfinch Partners LLC and The Baupost Group LLC for cash consideration of $910.0 million. The sale was completed in three closings, with the entire cash consideration collected at the first closing and allocated to the closings on a relative fair value basis. The final closing occurred on July 1, 2023 and included the European Union operations. The gain on the sale from each closing was recognized by the Parent's subsidiaries, and portions of the proceeds payable to the Parent's subsidiaries were settled by means of non-cash distributions by those subsidiaries.

5. Commitments, Contingencies, and Guarantees

The Parent had approximately $120 million in outstanding letters of credit and bank guarantees as of December 31, 2025 primarily held in connection with regulatory requirements, certain agent agreements, and the Parent's guarantees of its subsidiaries' performance under these letters of credit and bank guarantees. The Parent has provided guarantee to an underwriter of surety bonds, payable in the event the Parent's subsidiaries default on their obligations, in the amount of $295 million.

6. Leases

The Parent leases real properties primarily for use as administrative and sales offices, in addition to transportation and other equipment. The Parent determines if a contract contains a lease arrangement at the inception of the contract. For leases in which the Parent is the lessee, leases are classified as either finance or operating, with classification affecting the pattern of expense recognition. Operating lease ROU assets are initially measured at the present value of lease payments over the lease term plus initial direct costs, if any. If a lease does not provide a discount rate and the rate cannot be readily determined, an incremental borrowing rate is used to determine the present value of future lease payments. Lease and variable non-lease components within the Parent's lease agreements are accounted for separately. The Parent has no material leases in which the Parent is the lessor.

The Parent's leasing arrangements are classified as operating leases, for which expense is recognized on a straight-line basis. As of December 31, 2025 and 2024, the total ROU assets were $40.2 million and $45.8 million, respectively, and lease liabilities were $62.8 million and $73.4 million, respectively. The ROU assets and operating lease liabilities were included in Other assets and Other liabilities, respectively, in the Parent's Condensed Balance Sheets. Cash paid for operating lease liabilities is recorded as Cash flows from operating activities in the Parent's Condensed Statements of Cash Flows. Short-term and variable lease costs were not material for the years ended December 31, 2025, 2024, and 2023.

The Parent's leases have remaining terms from 1 year to nearly 6 years. Certain of these leases contain escalation provisions and/or renewal options, giving the Parent the right to extend the lease by up to 10 years. However, these options are not reflected in the calculation of the ROU asset and lease liability due to uncertainty surrounding the likelihood of renewal.

CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

THE WESTERN UNION COMPANY
NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

The following table summarizes the weighted-average lease term and discount rate for operating lease liabilities as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Weighted-average remaining lease term (in years)	5.0	5.8
Weighted-average discount rate	5.8%	5.7%

The following table represents maturities of operating lease liabilities as of December 31, 2025 (in millions):

	December 31, 2025
Due within 1 year	$ 15.0
Due after 1 year through 2 years	14.9
Due after 2 years through 3 years	13.8
Due after 3 years through 4 years	12.2
Due after 4 years through 5 years	12.2
Due after 5 years	4.3
Total lease payments	72.4
Less imputed interest	(9.6)
Total operating lease liabilities	$ 62.8

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of the Principal Executive Officer and Principal Financial Officer, has evaluated the effectiveness of our controls and procedures related to our reporting and disclosure obligations (as defined by Rules 13a-15(e) and 15d-15(e) within the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2025, which is the end of the period covered by this Annual Report on Form 10‑K. Based on that evaluation, the Principal Executive Officer and Principal Financial Officer have concluded that, as of December 31, 2025, the disclosure controls and procedures were effective to ensure that information required to be disclosed by us, including our consolidated subsidiaries, in the reports we file or submit under the Exchange Act, is recorded, processed, summarized and reported, as applicable, within the time periods specified in the rules and forms of the Securities and Exchange Commission, and are designed to ensure that information required to be disclosed by us in the reports that we file or submit is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Management's report on Western Union's internal control over financial reporting (as such term is defined in Rules 13a‑15(f) and 15d‑15(f) under the Securities Exchange Act of 1934), and the related Report of Independent Registered Public Accounting Firm, are set forth under Item 8 of this Annual Report on Form 10‑K.

Changes in Internal Control over Financial Reporting

There were no changes that occurred during our most recently completed fiscal quarter covered by this Annual Report on Form 10-K that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

During the three months ended December 31, 2025, none of the Company's directors or executive officers adopted, modified, or terminated any contract, instruction, or written plan for the purchase or sale of the Company's securities intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act or any non-Rule 10b5-1 trading arrangement, as defined in Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

Except for the information required by this item with respect to our executive officers included in Item 1 of Part I of this Annual Report on Form 10‑K and our Code of Ethics, the information required by this Item 10 is incorporated herein by reference to the discussion in "Proposal 1—Election of Directors," "Board of Directors Information," and "Corporate Governance—Committees of the Board of Directors" of our definitive proxy statement for the 2026 annual meeting of stockholders.

Insider Trading Policy

The Company has adopted an insider trading policy governing the purchase, sale, and other dispositions of its securities by its directors, officers, and employees and has implemented processes for the Company that it believes are reasonably designed to promote compliance with insider trading laws, rules and regulations, and any applicable listing standards. A copy of this insider trading policy is filed as Exhibit 19 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 20, 2025.

Code of Ethics

The Company's Directors' Code of Conduct, Code of Ethics for Senior Financial Officers, Reporting Procedure for Accounting and Auditing Concerns, Attorneys' Professional Conduct Policy, and the Code of Conduct are available without charge through the "Corporate Governance" portion of the Company's website, www.westernunion.com, or by writing to the attention of: Investor Relations, The Western Union Company, 7001 East Belleview Avenue, Denver, Colorado 80237. In the event of an amendment to, or a waiver from, the Company's Code of Ethics for Senior Financial Officers, the Company intends to post such information on its website, www.westernunion.com.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated herein by reference to the discussion in "Compensation Discussion and Analysis," "Executive Compensation," "Compensation of Directors," and "Compensation and Benefits Committee Report" of our definitive proxy statement for the 2026 annual meeting of stockholders, provided that the Compensation and Benefits Committee Report shall not be deemed filed in this Form 10‑K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 is incorporated herein by reference to the discussion in "Stock Beneficially Owned by Directors, Executive Officers and Our Largest Stockholders," and "Equity Compensation Plan Information" of our definitive proxy statement for the 2026 annual meeting of stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated herein by reference to the discussion of "Corporate Governance—Independence of Directors" and "Certain Transactions and Other Matters" of our definitive proxy statement for the 2026 annual meeting of stockholders.

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 is incorporated herein by reference to the discussion in "Proposal 3—Ratification of Selection of Auditors" of our definitive proxy statement for the 2026 annual meeting of stockholders.

PART IV

Item 15. Exhibit and Financial Statement Schedules

(a) The following documents are filed as part of this report:

1. Financial Statements (See Index to Consolidated Financial Statements in Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K);

2. Financial Statement Schedule (See Index to Consolidated Financial Statements in Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K);

3. The exhibits listed in the "Exhibit Index" attached to this Annual Report on Form 10-K.

EXHIBIT INDEX

Exhibit Number	Description
2.1	Separation and Distribution Agreement, dated as of September 29, 2006, between First Data Corporation and The Western Union Company (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed on October 3, 2006 and incorporated herein by reference thereto).
2.2	Agreement and Plan of Merger, dated as of August 10, 2025, among The Western Union Company, International Money Express, Inc., and Ivey Merger Sub, Inc. (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed on August 14, 2025 and incorporated herein by reference thereto).
3.1	Amended and Restated Certificate of Incorporation of The Western Union Company, as amended on May 12, 2023 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 18, 2023 and incorporated herein by reference thereto).
3.2	Amended and Restated By-laws of The Western Union Company adopted on December 13, 2024 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 17, 2024 and incorporated herein by reference thereto).
4.1	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities and Exchange Act of 1934 (filed as Exhibit 4.1 to the Company's Annual Report on Form 10-K filed on February 22, 2024 and incorporated herein by reference thereto).
4.2	Indenture, dated as of November 17, 2006, between The Western Union Company and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on November 20, 2006 and incorporated herein by reference thereto).
4.3	Supplemental Indenture, dated as of September 6, 2007, among The Western Union Company and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.13 to the Company's Annual Report on Form 10-K filed on February 26, 2008 and incorporated herein by reference thereto).
4.4	Second Supplemental Indenture, dated as of May 3, 2019, between The Western Union Company and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q filed on May 7, 2019 and incorporated herein by reference thereto).
4.5	Form of 6.200% Note due 2036 (filed as Exhibit 4.14 to the Company's Registration Statement on Form S-4 filed on December 22, 2006 and incorporated herein by reference thereto).

4.6	Form of 6.200% Note due 2040 (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on June 21, 2010 and incorporated herein by reference thereto).
4.7	Form of 1.350% Note due 2026 (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 10, 2021 and incorporated herein by reference thereto).
4.8	Form of 2.750% Note due 2031 (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed on March 10, 2021 and incorporated herein by reference thereto).
10.1	Second Amended and Restated Credit Agreement, dated as of November 30, 2023, among The Western Union Company, the banks named therein, as lenders, Citibank, N.A., Bank of America, N.A. and Wells Fargo Bank, National Association, in their respective capacities as Issuing Lenders and in their respective capacities as Swing Line Banks, Bank of America, N.A. and Wells Fargo Bank, National Association, as Syndication Agents, Barclays Bank PLC, JPMorgan Chase Bank, N.A., and U.S. Bank National Association, as Documentation Agents, and Citibank, N.A., as Administrative Agent for the banks thereunder (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 4, 2023 and incorporated herein by reference thereto).
10.2	Delayed Draw Term Loan Credit Agreement, dated as of June 25, 2024, among The Western Union Company, the banks named therein, as lenders, U.S. Bank National Association and Bank of China, Chicago Branch, as Syndication Agents, Industrial and Commercial Bank of China Limited, New York Branch and State Bank of India, New York Branch, as Documentation Agents, and Bank of America, N.A., as Administrative Agent for the banks thereunder (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 28, 2024 and incorporated herein by reference thereto).
10.3	Delayed Draw Term Loan Credit Agreement, dated as of January 9, 2026, among The Western Union Company, the banks named therein, as lenders, State Bank of India, New York Branch and Wells Fargo Bank, National Association, as Syndication Agents, Bank of Baroda, New York Branch, Bank of China Limited, Chicago Branch and U.S. Bank National Association, as Documentation Agents, and Bank of America, N.A., as Administrative Agent for the banks thereunder (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 9, 2026 and incorporated herein by reference thereto).
10.4	Form of Director Indemnification Agreement (filed as Exhibit 10.10 to Amendment No. 2 to the Company's Registration Statement on Form 10 (file no. 001-32903) filed on August 28, 2006 and incorporated herein by reference thereto).*
10.5	The Western Union Company Severance/Change in Control Policy (Executive Committee Level), as Amended and Restated on July 19, 2023 (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on July 26, 2023 and incorporated herein by reference thereto).*
10.6	The Western Union Company 2024 Long-Term Incentive Plan (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 22, 2024 and incorporated herein by reference thereto).*
10.7	The Western Union Company 2006 Non-Employee Director Equity Compensation Plan, as Amended and Restated Effective January 31, 2014 (filed as Exhibit 10.12 to the Company's Annual Report on Form 10-K filed on February 24, 2014 and incorporated herein by reference thereto).*
10.8	The Western Union Company Non-Employee Director Deferred Compensation Plan, as Amended and Restated Effective December 31, 2008 (filed as Exhibit 10.12 to the Company's Annual Report on Form 10-K filed on February 19, 2009 and incorporated herein by reference thereto).*
10.9	The Western Union Company Senior Executive Performance Incentive Plan, Established February 20, 2019 (filed as Exhibit 10.21 to the Company's Annual Report on Form 10-K filed on February 21, 2019 and incorporated herein by reference thereto).*

10.10	Form of Unrestricted Stock Unit Award Agreement Under The Western Union Company 2006 Non-Employee Director Equity Compensation Plan, as Amended and Restated Effective February 17, 2009 (filed as Exhibit 10.15 to the Company's Annual Report on Form 10-K filed on February 26, 2010 and incorporated herein by reference thereto).*
10.11	Form of Unrestricted Stock Unit Award Agreement for Non-Employee Directors Residing in the United States Under The Western Union Company 2006 Non-Employee Director Equity Compensation Plan (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on May 6, 2010 and incorporated herein by reference thereto).*
10.12	Form of Bonus Stock Unit Award Agreement for Non-Employee Directors Residing in the United States Under The Western Union Company 2006 Long-Term Incentive Plan (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on May 1, 2012 and incorporated herein by reference thereto).*
10.13	Form of Award Agreement Under The Western Union Company Senior Executive Performance Incentive Plan (filed as Exhibit 10.13 to the Company's Annual Report on Form 10-K filed on February 20, 2025 and incorporated herein by reference thereto).*
10.14	The Western Union Company 2015 Long-Term Incentive Plan, as Amended and Restated on February 21, 2018 (filed as Exhibit 10.47 to the Company's Annual Report on Form 10-K filed on February 22, 2018 and incorporated herein by reference thereto).*
10.15	Form of Deferred Stock Unit Award Agreement for U.S. Non-Employee Directors Under The Western Union Company 2015 Long-Term Incentive Plan, Effective May 15, 2015 (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on July 30, 2015 and incorporated herein by reference thereto).*
10.16	Form of Nonqualified Stock Option Award Agreement for U.S. Non-Employee Directors Under The Western Union Company 2015 Long-Term Incentive Plan, Effective May 15, 2015 (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on July 30, 2015 and incorporated herein by reference thereto).*
10.17	The Western Union Company Supplemental Incentive Savings Plan, as Amended and Restated Effective April 1, 2025 (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on October 27, 2025, and incorporated herein by reference thereto).*
10.18	The Western Union Company Supplemental Incentive Savings Plan Adoption Agreement, as Amended and Restated on April 1, 2025 (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on October 27, 2025, and incorporated herein by reference thereto).*
10.19	Stipulated Order for Permanent Injunction and Final Judgment dated January 19, 2017 by and between The Western Union Company and the United States Federal Trade Commission (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on January 20, 2017 and incorporated herein by reference thereto).
10.20	Form of Restricted Stock Unit Award Agreement for U.S. Section 16 Officers under The Western Union Company 2015 Long-Term Incentive Plan (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on August 1, 2019 and incorporated herein by reference thereto).*
10.21	Form of Financial Performance-Based Restricted Stock Unit Award Agreement for U.S. Section 16 Officers under The Western Union Company 2015 Long-Term Incentive Plan (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on August 1, 2019 and incorporated herein by reference thereto).*

10.22	Form of Restricted Stock Unit Award Agreement for Non-U.S. Section 16 Officers under The Western Union Company 2015 Long-Term Incentive Plan (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on August 1, 2019 and incorporated herein by reference thereto).*
10.23	Form of Financial Performance-Based Restricted Stock Unit Award Agreement for Non-U.S. Section 16 Officers under The Western Union Company 2015 Long-Term Incentive Plan (filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed on August 1, 2019 and incorporated herein by reference thereto).*
10.24	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors Under The Western Union Company 2015 Long-Term Incentive Plan (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 4, 2021 and incorporated herein by reference thereto).*
10.25	Form of Nonqualified Stock Option Award Agreement for Non-Employee Directors Residing in the United States Under The Western Union Company 2015 Long-Term Incentive Plan (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on May 4, 2021 and incorporated herein by reference thereto).*
10.26	Nonqualified Stock Option Grant Agreement for Devin B. McGranahan under The Western Union Company 2015 Long-Term Incentive Plan (filed as Exhibit 10.42 to the Company's Annual Report on Form 10-K filed on February 24, 2022, and incorporated herein by reference thereto).*
10.27	Employment contract dated as of February 11, 2025, between Western Union Payment Services Ireland Limited – Office Italy and Giovanni Angelini (filed as Exhibit 10.26 to the Company's Annual Report on Form 10-K filed on February 20, 2025 and incorporated herein by reference thereto).*
10.28	Form of Nonqualified Stock Option Award Agreement (U.S.) under The Western Union Company 2015 Long-Term Incentive Plan (filed as Exhibit 10.39 to the Company's Annual Report on Form 10-K filed on February 22, 2024 and incorporated herein by reference thereto).*
10.29	Form of Nonqualified Stock Option Award Agreement (Non-U.S.) under The Western Union Company 2015 Long-Term Incentive Plan (filed as Exhibit 10.40 to the Company's Annual Report on Form 10-K filed on February 22, 2024 and incorporated herein by reference thereto).*
10.30	Form of Nonqualified Stock Option Award Agreement for Non-Employee Directors Under The Western Union Company 2024 Long-Term Incentive Plan, Effective May 17, 2024 (filed as Exhibit 10.29 to the Company's Annual Report on Form 10-K filed on February 20, 2025 and incorporated herein by reference thereto).*
10.31	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors Under The Western Union Company 2024 Long-Term Incentive Plan, Effective May 17, 2024 (filed as Exhibit 10.30 to the Company's Annual Report on Form 10-K filed on February 20, 2025 and incorporated herein by reference thereto).*
10.32	Form of Performance-Based Restricted Stock Unit Award Agreement under The Western Union Company 2024 Long-Term Incentive Plan, Effective May 17, 2024 (filed as Exhibit 10.31 to the Company's Annual Report on Form 10-K filed on February 20, 2025 and incorporated herein by reference thereto).*
10.33	Form of Restricted Stock Unit Award Agreement under The Western Union Company 2024 Long-Term Incentive Plan, Effective May 17, 2024 (filed as Exhibit 10.32 to the Company's Annual Report on Form 10-K filed on February 20, 2025 and incorporated herein by reference thereto).*
10.34	Form of Nonqualified Stock Option Award Agreement under The Western Union Company 2024 Long-Term Incentive Plan, Effective May 17, 2024 (filed as Exhibit 10.33 to the Company's Annual Report on Form 10-K filed on February 20, 2025 and incorporated herein by reference thereto).*
10.35	Form of Performance-Based Restricted Stock Unit Award Agreement under The Western Union Company 2024 Long-Term Incentive Plan, Effective February 18, 2026.*,**

10.36	Form of Restricted Stock Unit Award Agreement under The Western Union Company 2024 Long-Term Incentive Plan, Effective February 18, 2026.*,**
10.37	Form of Nonqualified Stock Option Award Agreement under The Western Union Company 2024 Long-Term Incentive Plan, Effective February 18, 2026.*,**
10.38	Form of Nonqualified Stock Option Award Agreement for Non-Employee Directors Under The Western Union Company 2024 Long-Term Incentive Plan, Effective February 18, 2026.*,**
10.39	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors Under The Western Union Company 2024 Long-Term Incentive Plan, Effective February 18, 2026.*,**
19	Insider Trading Policy (filed as Exhibit 19 to the Company's Annual Report on Form-10-K filed on February 20, 2025 and incorporated herein by reference thereto).*
21	Subsidiaries of The Western Union Company**
23	Consent of Independent Registered Public Accounting Firm**
31.1	Certification of Chief Executive Officer of The Western Union Company Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934**
31.2	Certification of Chief Financial Officer of The Western Union Company Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934**
32	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code***
97.0	The Western Union Company Dodd-Frank Clawback and Forfeiture Policy dated October 2, 2023 (filed as Exhibit 10.38 to the Company's Annual Report on Form 10-K filed on February 22, 2024 and incorporated herein by reference thereto).*
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)**
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents**
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

* Management contracts and compensatory plans and arrangements required to be filed as exhibits pursuant to Item 15(b) of this report.
** Filed herewith.
*** Furnished herewith.

Item 16. Form 10-K Summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Western Union Company (Registrant)

February 20, 2026

By: _____ /s/ Devin B. McGranahan
Devin B. McGranahan
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Devin B. McGranahan **Devin B. McGranahan**	President, Chief Executive Officer, and Director (Principal Executive Officer)	February 20, 2026
/s/ Matt Cagwin **Matt Cagwin**	Chief Financial Officer (Principal Financial Officer)	February 20, 2026
/s/ Barry D. Cooper **Barry D. Cooper**	Chief Accounting Officer and Controller (Principal Accounting Officer)	February 20, 2026
/s/ Jeffrey A. Joerres **Jeffrey A. Joerres**	Non-Executive Chairman of the Board of Directors	February 20, 2026
/s/ Julie Cameron-Doe **Julie Cameron-Doe**	Director	February 20, 2026
/s/ Martin I. Cole **Martin I. Cole**	Director	February 20, 2026
/s/ Suzette M. Deering **Suzette M. Deering**	Director	February 20, 2026
/s/ Betsy D. Holden **Betsy D. Holden**	Director	February 20, 2026
/s/ Michael A. Miles, Jr. **Michael A. Miles, Jr.**	Director	February 20, 2026
/s/ Timothy P. Murphy **Timothy P. Murphy**	Director	February 20, 2026
/s/ Jan Siegmund **Jan Siegmund**	Director	February 20, 2026
/s/ Angela A. Sun **Angela A. Sun**	Director	February 20, 2026
/s/ Solomon D. Trujillo **Solomon D. Trujillo**	Director	February 20, 2026

Corporate Information

Corporate Headquarters
7001 East Belleview Avenue, Denver, CO 80237
+1-720-332-1000
+1-866-405-5012

Transfer Agent and Registrar
Stockholders with questions concerning their stock holdings or dividends or with address changes should contact:

EQ Shareowner Services
PO Box 64874
St Paul MN 55164-0874
www.shareowneronline.com

Overnight Mail:
EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100

Shareowner Relations Phone Numbers:
+1-651-450-4064
+1-800-468-9716

Independent Registered Public Accounting Firm
Ernst & Young LLP
370 17th Street, Suite 4800
Denver, CO 80202

Financial Information and Reports
The Company routinely issues press releases and quarterly and annual financial reports. To receive this information please write the Company at: Western Union, Investor Relations, 7001 East Belleview Avenue HQ-11, Denver, CO 80237, call +1-866-405-5012 or vi sit the "Investor Relations" section of our website at www.westernunion. com. A copy of The Western Union Company 2025 Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission will be furnished to stockholders without charge (except charges for providing exhibits) upon request to the Company. Analysts and investors seeking additional information about the Company can contact the Investor Relations Department at +1-866-405-5012. For more information about The Western Union Company, please visit the Company's website at www.westernunion.com.

Shareholders of Record
There were 2,583 stockholders of record as of March 17, 2026.

Annual Meeting
The annual meeting of stockholders of The Western Union Company ("Annual Meeting") will be held on Thursday, May 14, 2026, at 8:00 a.m. Mountain Time.

Trademarks, Service Marks and Trade Names
The Western Union names, logos and related trademarks and service marks, owned by Western Union Holdings, Inc., are registered and/ or used in the U.S. and many foreign countries. All other trademarks, service marks, logos and trade names referenced in this material are the property of their respective owners.

Company Stock Performance
The following graph shows the five-year comparison of cumulative total shareholder return, calculated on a dividend reinvested basis, for (i) our common stock, (ii) the Standard & Poor's Composite – 500 Stock Index (the "S&P 500 Index"), (iii) the Standard & Poor's Composite – 500 Financials Index (the "S&P 500 Financials Index"), an independently prepared index that includes companies in the financial services industry, and (iv) the Standard & Poor's Composite – 400 Stock Index (the "S&P 400 Index"). Pursuant to rules of the U.S. Securities and Exchange Commission, the comparison assumes $100 was invested on December 31, 2020 in our common stock and in each of the indices. Data points on the graph are annual. Historic stock price performance is not necessarily indicative of future stock price performance.



Prepared by Western Union Company
Index Data: Copyright Standard and Poor's, Inc.
Used with permission. All rights reserved.

Corporate Governance
To review the Company's corporate governance guidelines, Board committee charters and codes of business conduct and ethics, please visit the "Corporate Governance" section on the "Investor Relations" page of our website at www.westernunion.com.



Board Of Directors

Members of the Board of Directors and Committee memberships as of March 31, 2026.

Jeffrey A. Joerres
Non-Executive Chair of the Board of Directors

▶ Former Executive Chair and CEO of ManpowerGroup, Inc.

Julie M. Cameron-Doe
Director, member of the Audit Committee
and the Compliance Committee

▶ Former Chief Financial Officer of Wynn Resorts, Limited

Martin I. Cole
Director, member of the Compensation and Benefits
Committee and the Corporate Governance Committee

▶ Former Chair of the Board and Interim Chief Executive Officer of Cloudera, Inc.
▶ Former Chief Executive of the Accenture Technology Group

Suzette M. Deering
Director, member of the Compensation and Benefits
Committee and the Corporate Governance Committee

▶ Chief Executive Officer of Publicis Sports & Entertainment
▶ Founder of The Grit Advisory
▶ Former Global Chief Marketing Officer of Ford Motor Company

Betsy D. Holden
Director, Chair of the Corporate Governance Committee
and member of the Compensation and Benefits Committee

▶ Former Senior Advisor to McKinsey & Company
▶ Former Co-Chief Executive Officer, Kraft Foods Inc.

Devin B. McGranahan
Director

▶ President and Chief Executive Officer, The Western Union Company

Michael A. Miles, Jr.
Director, Chair of the Compensation and Benefits Committee
and member of the Corporate Governance Committee

▶ Advisory Director, Berkshire Partners
▶ Chairman of the Board and Former Interim Chief Executive Officer of Portillo's Inc.
▶ Former President and Chief Operating Officer, Staples, Inc.

Timothy P. Murphy
Director, Chair of the Compliance Committee
and member of the Audit Committee

▶ Former President and Chief Executive Officer of Consortium Networks

Milind Pant
Director, member of the Audit Committee
and the Compliance Committee

▶ Former Chief Executive Officer of Amway, Inc.
▶ Executive Fellow with the Kellogg School of Management and WSJ Leadership Institute

Jan Siegmund
Director, Chair of the Audit Committee and
member of the Compliance Committee

▶ Former Chief Financial Officer of Cognizant Technology Solutions Corporation

Angela A. Sun
Director, member of the Audit Committee and
the Compensation and Benefits Committee

▶ Former Chief Operations Officer and Partner, Alpha Edison

Solomon D. Trujillo
Director, member of the Audit Committee
and the Compliance Committee

▶ Founder and Chair, Trujillo Group, LLC

Executive Officers

Devin B. McGranahan
President, Chief Executive Officer
and Director

Matt Cagwin
Executive Vice President,
Chief Financial Officer

Benjamin Adams
Executive Vice President,
Chief Legal Officer

Giovanni Angelini
President, Europe,
Middle East and Africa

Cherie Axelrod
Executive Vice President,
Chief Risk and Compliance Officer

Benjamin Hawksworth
Executive Vice President,
Chief Operating Officer

Executive Officers as of March 31, 2026.

Forward-Looking Statements

This Annual Report, including the letter to shareholders, contains certain statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in other sections of the Form 10-K. See "Risk Factors" and "Forward-looking Statements" sections and other statements throughout the Form 10-K. The statements are only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement.





